SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13th Floor, One International Financial Centre, 1 Harbour View Street, Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

20 March 2025

PRUDENTIAL PLC FULL YEAR 2024 RESULTS: BUILDING TOWARDS OUR 2027 STRATEGIC OBJECTIVES

Prudential plc ("Prudential"; HKEX: 2378; LSE: PRU) today announced its financial results for the year ended 31 December 2024.

Performance highlights on a constant exchange rate basis unless otherwise stated

All new business profit growth rates in this report are reported on a constant exchange rate basis, and excluding interest rate and other economic movements, unless otherwise stated.

- New business profit of $3,078 million, up 11 per cent. Including the effects of interest rates and other economic movements, new business profit was broadly flat. TEV new business profit also up 11 per cent.
- Operating free surplus generated from in-force insurance and asset management business of $2,642 million (2023: $2,706 million) was in line with the shape of free surplus generation we set out from 2022 to 2027. We continue to invest in improving our operating model, to build capabilities and create value, including through addressing variances.
- Adjusted operating profit before tax increased 10 per cent to $3,129 million. Adjusted operating profit after tax increased by 7 per cent to $2,582 million. Earnings per share based on adjusted operating profit was 89.7 cents per share, representing an increase of 8 per cent on a consistent basis with 2023 (before the adjustment in respect of the non-controlling interest in our Malaysia conventional life business).
- Group EEV equity of $44.2 billion (2023: $45.3 billion on an actual exchange rate basis) equivalent to 1,664 cents per share (2023: 1,643 cents per share on an actual exchange rate basis).
- Strong capital position with free surplus ratio of 234 per cent and GWS shareholder surplus over GPCR of $15.9 billion, equivalent to a cover ratio of 280 per cent. Allowing for the share buyback programme completion, payment of the 2024 second interim dividend and the commencement of the new bancassurance arrangement in Indonesia, the free surplus ratio would be 204 per cent.
- Completed $1,045 million (123 million shares) in share buybacks as at 14 March under our $2 billion programme announced in June 2024. This programme is now expected to complete by the end of 2025 rather than our original guidance of mid-2026.
- 2024 total dividend of 23.13 cents per share, up 13 per cent, with 2024 second interim dividend of 16.29 cents per share. Including share buybacks total shareholder returns in FY24 were $1.4 billion.

Commenting on the results, CEO Anil Wadhwani, said: "In 2024 we made good progress in executing on our strategy to improve our operational capabilities and deliver growth. Our financial performance was in line with our guidance, with new business profit up 11 per cent and operating free surplus generated of $2,642 million. On a traditional embedded value (TEV) basis, which we will be converting to from Q1 2025, new business profit also grew 11 per cent in the year. The long-term growth trends inherent in our Asia and Africa markets are reasserting themselves, creating significant opportunities for us. Insurance penetration rates in Asia are low and there is continued, and growing, demand for long term savings and protection products across our markets, alongside a need for wealth management and retirement planning, particularly in our higher income Asian markets.

"We are well positioned to capitalise on this growth opportunity. Our focus is on writing quality new business alongside managing our in-force business and improving variances by enhancing operational delivery and serving our customers' needs. We have seen good progress in 2024 with improved cash signatures for new business, growth in the number of active agents in the second half and actions undertaken to improve our variances through implementing better health claims management, improving persistency and modernising our IT infrastructure to capture economies of scale.

"The dividend for 2024 is up 13 per cent on a per share basis and amounts to just over $600 million. This is alongside the $785 million we returned to shareholders in 2024 through our $2 billion share buyback programme, which we have accelerated to complete by the end of 2025 ahead of our original mid-2026 schedule. We have also announced that we are evaluating a potential listing of ICICI Prudential Asset Management Company Limited involving the partial divestment of our shares in that company, subject to market conditions, requisite approvals and other considerations. It is intended that following the completion of such a divestment, the net proceeds would be returned to shareholders. These initiatives underscore our disciplined capital management based on the clear framework communicated in June 2024 and our focus on improving shareholder returns. We intend to update you on our capital management plans at our half year 2025 Results in August."

Key summary financials	2024 $m	2023 $m	Change on AER basis	Change on CER basis (and for NBP only excluding interest rate and other economic movements)
New business profit	**3,078**	3,125	(2)%	11 %
Operating free surplus generated from in-force insurance and asset management business	**2,642**	2,740	(4)%	(2)%
Group EEV equity*	**44,218**	45,250	(2)%	n/a
Adjusted operating profit before tax	**3,129**	2,893	8 %	10 %
Adjusted operating profit after tax	**2,582**	2,449	5 %	7 %
IFRS profit after tax	**2,415**	1,712	41 %	43 %
IFRS shareholders' equity*	**17,492**	17,823	(2)%	n/a

* Balance sheet metrics are presented after deduction of non-controlling interests. For 2024 non-controlling interests include the 49 per cent non-controlling interest in our conventional life business in Malaysia.

1

Business Performance We are writing quality new business with improved cash signatures alongside improving operational delivery and better serving our customers’ needs. The investment in, and focus on, our customer, distribution, and health strategic pillars is creating strong and stable platforms to support our future growth. We are focused on building momentum in our agency channel by prioritising quality recruitment and through improving agent activation and productivity across all our markets. We are already seeing benefits, with our active agent count being 67,000 in the second half of 2024, up from 63,000 in the first half. Agency new business profit momentum improved in the second half of 2024, being 4 per cent higher than the same period in the prior year, compared with the (5) per cent decrease seen in the first half given the strong performance in 2023 when the Hong Kong border re-opened. Overall, new business profit per active agent grew 5 per cent. Key actions we are taking to drive the performance of the agency channel are quality recruitment, including through expanding our PRUVenture career development programme, partnering with MDRT.org to enhance agent training and development and continuing to invest in PRUForce, our agency digital platform, to improve our agents’ productivity and our operational efficiency. Bancassurance new business profit increased by 31 per cent. New business margins improved, before allowing for the effects of interest rate and other economic movements, driven by a higher contribution to APE sales from Health and Protection products, which now represent 8 per cent of our bancassurance APE sales. 14 markets achieved double-digit year-on-year growth in new business profit, led by Hong Kong, Singapore, and Taiwan. We also further strengthened our bancassurance platform with new strategic partnerships in Indonesia and by launching new wealth and health and protection products. Health new business profit grew 11 per cent to $346 million, with growth led by Hong Kong, Singapore, and Indonesia, supported by new healthcare products, repricing initiatives, and further training and enablement of our agency force. Creating a specialist health pillar and sharing best practice across our health businesses has given us first-mover advantage on repricing, which has helped offset the effects of medical inflation. We have achieved top quartile relationship Net Promoter Scores (rNPS) in five markets, improving from four markets in 2023, with all ten markets in which we measure rNPS now ranked in the first or second quartile. This reflects strong customer satisfaction, driven by continuous improvement in customer experience, and enhancement of our customer digital servicing platform, PRUServices, which we expect to have deployed in seven business units by the end of the first quarter of 2025. Eastspring Investments reported strong net inflows from third parties (excluding money market funds and funds managed on behalf of M&G) of $6.5 billion (2023: $4.1 billion), contributing to total funds under management and advice (FUM) at 31 December 2024 of $258 billion. The growth in FUM reflects improved investment market conditions, better investment performance, and strong in-house and external retail momentum. We see asset management as an integrated part of the Prudential franchise. Outlook Our multi-channel and multi-growth model and our focus on operational delivery positions us well for 2025. We remain focused on quality growth and consistent execution of our transformation programme with 2025 marking the inflection point for growth in our gross operating free surplus generation. We expect to grow each of new business profit, basic earnings per share based on adjusted operating profit and operating free surplus generated from in-force insurance and asset management business by more than 10 per cent in 2025, all based on constant exchange rates. Based on this, we expect the dividend per share to increase by at least 10 per cent, in line with our dividend guidance. Since announcing our strategy in 2023, we substantially reset our focus on Customer, Distribution and Health. We have been building and modernising our capabilities through targeted investments to address the historic under investment, including digitising and harmonising our core operations and infrastructure. Our investments are transforming our ways of working across all aspects of our business. We believe during 2025 and into 2026, we will further evolve our capabilities to a level that will position us strongly for accelerated growth. Looking further ahead, based on our relentless focus on writing quality new business, managing our in-force business and improving our net experience variances, we remain confident in achieving our 2027 financial and strategic objectives and generating sustainable value for our shareholders and other stakeholders. 2

KEY SUMMARY FINANCIALS

Earnings

Key summary financials	2024 $m	2023 $m	Change on AER basis	Change on CER basis
Adjusted operating profit	**3,129**	2,893	8 %	10 %
Adjusted operating profit after tax	**2,582**	2,449	5 %	7 %
Basic earnings per share based on adjusted operating profit* (cents)	**89.7**	89.0	1 %	2 %
IFRS profit after tax	**2,415**	1,712	41 %	43 %
Basic earnings per share based on IFRS profit after tax* (cents)	**84.1**	62.1	35 %	37 %

Value

Key summary financials	2024 $m	2023 $m	Change on AER basis	Change on CER basis (and for NBP only excluding interest rate and other economic movements)
APE sales	**6,202**	5,876	6%	7%
Present value new business premiums (PVNBP)	**30,612**	28,737	7%	8%
New business profit (EEV)	**3,078**	3,125	(2)%	11%
New business margin (% APE)	**50**	53	(3)ppts	2ppts
Life weighted premium income	**25,409**	24,001	6%	7%
Group EEV equity*	**44,218**	45,250	(2)%	n/a
Group EEV equity per share (US$)*	**16.64**	16.43	1%	n/a
EEV operating profit	**4,828**	4,546	6%	7%
Operating return on embedded value (%)	**12**	12	–ppts	n/a
Group EEV per share ($)*	**16.36**	16.15	1%	n/a
Eastspring funds under management / advice ($bn)	**258.0**	237.1	9%	n/a

Capital

Key summary financials	2024 $m	2023 $m	Change on AER basis
IFRS shareholders' equity*	**17,492**	17,823	(2)%
IFRS shareholders' equity per share (US$)*	**6.58**	6.47	2 %
Operating return on IFRS shareholders' equity (%)*	**14**	14	–ppts
Adjusted total comprehensive equity* #	**36,660**	37,346	(2)%
Operating free surplus generated from in-force insurance and asset management business	**2,642**	2,740	(4)%
Free surplus excluding distribution rights and other intangibles*	**8,604**	8,518	1 %
Free surplus ratio (%)	**234**	242	(8)ppts
Group leverage ratio (Moody's basis) (%)	**13**	14	(1)ppts
Shareholders GWS coverage ratio over GPCR (%)	**280**	295	(15)ppts
Total GWS coverage ratio over GPCR (%)	**203**	197	6ppts
Dividend per share (cents)	**23.13**	20.47	13 %

* Presented after deduction of non-controlling interests. For 2024 non-controlling interests include the 49 per cent non-controlling interest in our conventional life business in Malaysia.

Includes IFRS shareholders' equity and contractual service margin net of tax and other adjustments. See "Definitions of Performance Metrics" in our Annual Results Document for further information.

Notes

The summary financials presented above are the key financial metrics Prudential's management use to assess and manage the performance and position of the business. In addition to the metrics prepared in accordance with IFRS standards - IFRS profit after tax and IFRS shareholders' equity - additional metrics are prepared on alternative bases. The presentation of these key metrics is not intended to be considered as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS Standards. The definitions of the key metrics we use to discuss our performance in this press release are set out in the "Definition of performance metrics" section in our Annual Results Document, including, where relevant, references to where these metrics are reconciled to the most directly comparable IFRS measure.

3

Further information on actual and constant exchange rate bases is set out in note A1 of the IFRS financial statement. All results are presented in US dollars.

Annual Results Document

Prudential plc's results for the year ended 31 December 2024 are available to view on the Prudential corporate website at https://www.prudentialplc.com/investors and have been submitted in full unedited text to the Financial Conduct Authority's National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

We will announce our **Full Year 2024 Results** on Thursday, 20 March HKT I Wednesday, 19 March 2025 UKT & ET.

Please note the impact of time zones on the announcement date for your particular location.

Please find key details below:

Announcement publication

- Hong Kong Stock Exchange & Financial Media: 6.00am HKT, Thursday 20 March I 10.00pm UKT – 6.00pm ET, Wednesday 19 March
- London Stock Exchange: 3:00pm HKT I 7:00am UKT I 3.00am ET, Thursday 20 March

Pre-Recorded Results Presentation

- A pre-recorded presentation for analysts and investors will be available on-demand from 6.00am HKT, on Thursday 20 March I 10.00pm UKT – 6.00pm ET, on Wednesday 19 March via this link: https://www.investis-live.com/prudential/67a38013bd0e0d0014d7b5de/japeht
- A copy of the presentation script will also be available on Prudential plc's website at the same time.

Virtual Q&A Event for Analysts & Investors

Date: Thursday, 20 March 2025

Time: 4.30pm HKT I 8.30am UKT I 4.30am ET

How to Join:

Listen to the audio webcast online & Submit Questions: https://www.investis-live.com/prudential/67a382b40164ff000f7d4206/lqpmk

The audio webcast will be available for replay using the same link.

Dial-in to Listen & Ask Questions:

- Dial-in Numbers:
  - Hong Kong: +852 5803 3413
  - Hong Kong Freephone: +852 800 908 350
  - China: +86 21 8036 9402
  - UK & International: +44 (0) 20 3936 2999
  - UK Freephone: 0800 358 1035
  - Global dial-in numbers: https://www.netroadshow.com/events/global-numbers?confId=77645
- Access Code: **218834**
- Please join 15 minutes before the start time (lines open at 4.00pm HKT I 8.00am UKT I 4.00am ET).

Post-Event Access

Transcript: Available on Tuesday, 25 March on Prudential's results centre webpage.

Playback Facility:

- Dial: +44 (0) 20 3936 3001
- Replay Code: 279410
- Available from 9.00pm HKT I 1:00pm UKT I 9.00am ET on 20 March until 6.59am HKT on Friday, 4 April I 11.59pm UKT – 5.59pm ET on Thursday, 3 April.

For any questions, please contact us at the Investor Relations team using the details below.

4

Media		Investors/analysts	
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 2918 5468
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
		Darwin Lam	+852 2918 6348

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

Forward-looking statements

This document contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses') plans and its goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses') beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to sustainability matters, and statements containing the words 'may', 'will', 'should', 'could', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning and the negatives of such words, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:

- current and future market conditions, including fluctuations in interest rates and exchange rates, inflation (including resulting interest rate rises), sustained high or low interest rate environments, the escalation of protectionist policies, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction (including as a result of the emergence, continuation and consequences of adverse geopolitical conditions, such as political instability, unrest, war, the ongoing conflicts between Russia and Ukraine and in the Middle East, and increasing global or diplomatic tensions related to China and/or the US, as well as resulting economic sanctions and export and currency controls), which may also impact policyholder behaviour and reduce product affordability;
- asset valuation impacts from sustainability related considerations;
- derivative instruments not effectively mitigating any exposures;
- global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict trade, financial transactions, capital movements and/or investment;
- the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;
- the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors, given Prudential's designation as an Internationally Active Insurance Group;
- the physical, social, morbidity/health and financial impacts of climate change and global health crises (including pandemics), which may impact Prudential's business, investments, operations and its duties owed to customers;
- legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development of regulations and standards and interpretations such as those relating to sustainability reporting, disclosures and product labelling and their interpretations (which may conflict and create misrepresentation risks);
- the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential's stakeholders or failing to maintain high standards of corporate governance and responsible business practices), and the challenges presented by conflicting national approaches in this regard;
- the impact of competition and fast-paced technological change;
- the effect on Prudential's business and results from mortality and morbidity trends, lapse rates and policy renewal rates;
- the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries;
- the impact of internal transformation projects and other strategic actions failing to meet their objectives or adversely impacting the Group's operations or employees;
- the availability and effectiveness of reinsurance for Prudential's businesses;
- the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events;
- disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners), including the risk of cyber-attacks and challenges in integrating AI tools, which may result in financial loss, business disruption and/or loss of customer services and data and harm to Prudential's reputation;
- the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners;
- the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and
- the impact of legal and regulatory actions, investigations and disputes.

5

These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial condition or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document. Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to revise or update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange and other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the ‘Risk Factors’ heading of this document. Cautionary statements This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor. 6

Strategic and operating review Relentless execution of our new strategy with measurable progress Our purpose at Prudential – for every life, for every future – defines why we exist and the value we seek to create for all our stakeholders: our customers, our employees, our shareholders and, importantly, our communities. This underpins the clear and simple strategy we launched in August 2023 to capture the growth opportunities from the multiple demand drivers for insurance and savings products across our markets, which we believe we are well-positioned to do. We operate a multi-market and multi-channel model entirely focused on the growing markets across Greater China, the countries within ASEAN, India and Africa. We have top three positions in ten Asian and three African markets3 .. We offer life and health insurance, savings and investments products across a broad range of customer segments, which represent a spectrum of income and wealth levels, and as at the year end, we serve over 18 million retail customers. Eastspring, our unique Asia-based asset management business, serves both in-house and third-party clients, has over US$258 billion in funds under management and is ranked in the top 10 in seven of its markets5 .. In 2024, we have seen many of our markets returning to the underlying growth trends seen in the period before the effect of Covid-related restrictions that applied in 2019–2022, though certain life markets, such as Vietnam and China, continue to have specific local circumstances that we believe have deferred the reassertion of these underlying trends. We continue to execute our strategy with operational and financial discipline, and our capital position remains strong. We are making good progress in transforming our business, through changes in our operating model, integration of our technology platforms and digitising the core of our operations. In this transformation, we are prioritising: enhanced customer experiences to drive higher customer acquisitions and loyalty for lifetime value creation; technology-powered distribution with a focus on agency and bancassurance productivity and activation; and unlocking the health opportunity by disciplined implementation of best practices across all our markets. This transformation is underpinned by a consistent execution across each of our markets, with the intended outcome being to deliver the capacity for growth alongside efficient scalability and consistent operational performance so that Prudential can deliver to its full potential. Our two key 2027 financial objectives1 are as follows: – to grow new business profit to 2027 at a compound annual growth rate of 15–20 per cent from the level achieved in 2022; and – in 2027, to deliver at least $4.4 billion of operating free surplus generation from in-force insurance and asset management business. Given our performance in 2024, we continue to be confident in achieving our 2027 objectives and in accelerating the value we can bring to our shareholders. Key highlights2 All growth rates in the Strategic and Operating Review are reported on a constant exchange rate basis, and for new business profit exclude interest rate and other economic movements, unless otherwise stated. Prudential delivered new business profit growth of 11 per cent (consistent with the guided range of 9 to 13 per cent), against a strong comparative from the prior period in Hong Kong, following the border with Mainland China reopening in 2023. This growth in new business profit is supported by a 7 per cent increase in APE sales and margin expansion. Our performance in 2024 reflects the breadth of our markets, with new business profit growing in 18 of our 22 life markets. Our operating free surplus generation from in-force insurance and asset management business of $2.6 billion is in line with the shape of free surplus generation we set out from 2022 to 2027. Our multi-channel agency and bancassurance distribution platform remains substantial with an average of around 65,000 monthly active agents across the year, and we are the number one independent insurer in Asia bancassurance4 with over 200 bank partners across our markets, including 11 strategic partners.5 In 2024, the first full year since the launch of our strategy, key points of progress across our strategic pillars included: – Customer: We improved the functionality and consistency of our customer digital servicing platform, PRUServices. We expect to have deployed this in seven business units by the end of the first quarter of 2025 with the aim of improving customers' journeys and enabling real-time customer feedback. We continue to leverage AI and data analytics to drive better customer experiences. These efforts alongside the service quality of our operations and agents have resulted in an improvement in our relationship net promoter score (rNPS) with five business units6 achieving top quartile rNPS during 2024 and three other business units6 moving up one quartile in 2024. All ten business units6 in which we measure rNPS now rank in the first or second quartile. – Distribution: We continue to add to the strength of our market-leading agency and bancassurance channels. In our agency business, we intensified our focus on high-quality recruitment with our flagship programme for full-time professional agents – PRUVenture – together with continuing to upskill our top-producing agents and agency leaders. We continued to upgrade our digital agency platform – PRUForce – to empower agents with lead management capabilities through PRULeads, our digital leads platform within PruForce. In bancassurance, the strength of our relationships with key bank partners, including strategic exclusive regional relationships with Standard Chartered and UOB, are driving growth as we work with our partners to focus on distributing health and protection business and expanding propositions for the high-net-worth segment. We have also recently entered into a new partnership with BSI, the largest Syariah bank in Indonesia, during 2024. We also deepened our distribution into the upper affluent customer base in Vietnam through a distribution agreement with HSBC. Over the next year, we will continue to leverage our strong relationships, as well as working towards integrating our products on the platforms of our key bank partners to reach new customers. 7

– Health: Our new operating model and increased strategic focus have supported growth in the health business with new business profit increasing by 11 per cent. Growth in Hong Kong, Singapore and Indonesia was supported by repricing initiatives, new healthcare products and our enhancement of our customers’ healthcare journeys. We continue to build and differentiate our health capabilities by focusing on providing attractive propositions through professional agents and delivering superior service. Our agency channel delivered a set of resilient results with new business profit of $1.9 billion in 2024, consistent with 2023 performance, following strong growth of 75 per cent in 2023. Overall, the compound annual growth rate in new business profit over 2022–2024 was 31 per cent. Agency new business profit momentum improved in the second half of 2024, being 4 per cent higher than the same period in the prior year, compared with the (5) per cent decrease seen in the first half given the strong performance in 2023 when the Hong Kong border re-opened. This demonstrates the quality of our agency force and our ability and discipline in driving consistent growth. Overall, new business profit per active agent grew 5 per cent, with around 65,000 average monthly active agents across 2024, despite the continued operating challenges in the life insurance markets in Mainland China and Vietnam. Bancassurance new business profit increased 31 per cent to $872 million in 2024, supported by sales growth and positive product mix effects, with an increased proportion of APE sales being health and protection products. The growth was led by Hong Kong, Singapore and Taiwan. Hong Kong new business profit grew by 15 per cent, driven by accelerating sales momentum during 2024 and margin enhancement, aided by an increased proportion of health and protection business. We continue to see sustained quality growth in Hong Kong and are confident in the continuation of the underlying drivers of demand from domestic and Mainland China visitors. Mainland China’s macroeconomic environment and, in particular, the substantial reduction in long-dated government bond yields, presented a key challenge for the Mainland China life industry during 2024, which we expect to continue into 2025. Nevertheless, our Mainland China joint venture grew new business profit by 7 per cent. We continue to prioritise quality and sustainable growth supported by the proactive actions taken to reposition our product portfolio and to de-risk our balance sheet. New business profit grew 12 per cent in Singapore and 7 per cent in Indonesia. Despite 6 per cent growth in APE sales, Malaysia new business profit was down (4) per cent, following a channel mix shift in the year that led to reduced margins. Our growth markets and other segment delivered overall 7 per cent new business growth driven by strong growth in India, Thailand, Taiwan and Africa, despite ongoing headwinds in Vietnam. Eastspring's funds under management and advice increased by 9 per cent (on an actual exchange rate basis) from $237.1 billion at 31 December 2023 to $258.0 billion at 31 December 2024, reflecting large positive inflows from external retail clients and our life businesses as well as positive market movements. These more than offset third-party institutional outflows in the period and negative foreign exchange effects. Operating free surplus generated by our in-force insurance and asset management business was $2,642 million (2023: $2,740 million). We continue to invest in our strategic pillars, with a total of $0.3 billion spent out of our planned $1 billion investment programme to date. Looking ahead, the additional contribution from new business, continuing efforts to improve the cash flow profile of new business and the actions being taken to manage down operating variances, including through increased efficiency and repricing, will support progress towards our 2027 financial objective. Group adjusted operating profit after tax for 2024 was $2,582 million, 7 per cent per cent higher than 2023. IFRS profit after tax for 2024 was $2,415 million (2023: $1,691 million on a constant exchange rate basis, $1,712 million on an actual exchange rate basis). Capital management The Group's regulatory capital position remains strong, with an estimated shareholder surplus above the Group's Prescribed Capital Requirement (GPCR) of $15.9 billion at 31 December 2024 (31 December 2023: $16.1 billion on an actual exchange rate basis) and a cover ratio of 280 per cent (31 December 2023: 295 per cent). In June 2024, the Group provided a capital management update, which reaffirmed that we would continue to prioritise investment in profitable new business at attractive returns and enhancements to our capabilities as we execute our strategy. We will pursue selective partnership opportunities to accelerate growth in our key markets. Investment decisions will be judged against the alternative of returning surplus capital to shareholders. A total dividend of 23.13 cents per share was approved for 2024, up 13 per cent, with a 2024 second interim dividend of 16.29 cents per share. Going forward, the Group will assess the deployment of free surplus, in the context of the Group’s growth aspirations, leverage capacity and our liquidity and capital needs, in terms of the free surplus ratio. The free surplus ratio is defined as the Group’s capital resources, being Group free surplus (excluding intangibles) plus the embedded value required capital of the life business, divided by the embedded value required capital of the life business. Based on our current risk profile and our business units’ applicable capital regimes, we seek to operate with a free surplus ratio of between 175 and 200 per cent. As at 31 December 2024, our free surplus ratio was 234 per cent (31 December 2023: 242 per cent). Capital in excess of 200 per cent over the medium term, if assessed to be not able to be deployed at attractive returns, will be considered for returning to shareholders, and is evidence of our strong focus on shareholder value creation and total shareholder return. To that end, in June 2024 we announced a $2 billion return of excess capital by way of share buybacks, through a series of tranches, which was originally expected to complete by mid-2026. We accelerated our buyback programme, which is now expected to complete by the end of 2025. In February 2025, we announced we are evaluating a potential listing of ICICI Prudential Asset Management Company Limited, our India asset management associate, involving the partial divestment of our shares in that company, subject to market conditions, requisite approvals and other considerations, with the intention that net proceeds would be returned to shareholders. Shareholder returns in respect of the financial year ended 2024 will be $1.4 billion, including a share buyback of $785 million and dividends of $618 million. 8

Progress within our three strategic pillars Enhancing customer experiences At Prudential, we are relentlessly focused on serving customers well; we believe that satisfied, loyal customers help us drive higher customer lifetime value. We have been making good progress to achieve our vision of enhancing customer experience. Our target is to be top quartile in relationship NPS (rNPS), an annual measure of how likely customers are to recommend Prudential, for all local business units, and achieve customer retention rates of 90 to 95 per cent by 2027. These two objectives reflect the strength of our commitment to customer advocacy. We are pleased to see continuous improvement in our rNPS results. In 2024, five business units6 ranked top quartile and three business units moved up one quartile6 .. Customer retention increased by 1 per cent to 87 per cent (full year 2023: 86 per cent). We have also made strong progress against our priorities, which are to deliver: – Compelling and differentiated propositions for every stage of a customer’s life Prudential’s comprehensive product suite meets a broad range of needs across every life stage of our customers, helping them achieve their health and wealth goals. We are actively focused on developing relevant propositions to serve the unique needs of each segment across the range of life stages. In Hong Kong and Singapore, we have launched innovative Prime Eternity and PRUVantage Legacy Index products, respectively, to address the growing protection and legacy planning needs of high-net-worth (HNW) individuals, especially in the bancassurance channel. In Thailand, we enhanced our existing index-linked products to meet the needs of affluent clients that are seeking to grow their wealth to achieve their life goals and plan for their retirement. To address health and protection needs, we continue to proactively drive awareness across segments, designing and delivering tailored products to specific target customer groups. In Malaysia, 40 per cent of APE sales for our award-winning PRUMillion Active Med were contributed from young segments (policyholders aged between 21 and 30). In Hong Kong, we launched Premier Flex Medical Plan along with our value-adding medical services to address increasing cross-border medical protection needs within the affluent segment. – Seamless customer journey and experience enabled by technology and data analytics In the first quarter of 2024, our enhanced customer digital servicing platform, PRUServices went live in Malaysia, which saw a doubling in the number of registrations compared with the previous platform. By the end of the first quarter of 2025, we expect to have deployed the enriched PRUServices to six additional business units. With the increased use of the self-service platform, customer service call volumes dropped 20 per cent compared to 2023. We are continuing to leverage AI and data analytics to drive better customer experience, such as claims processing through AI claims adjudication. Currently, around 96 per cent of new business policies are submitted electronically with 78 per cent adopting electronic payment methods and around 74 per cent processed through auto-underwriting capabilities. We will continue to focus on transforming customer journeys through digitalisation and automation with a view to increasing straight-through processing and improving turnaround times. – Building advocacy for lifetime value We are deploying a consistent customer engagement platform to automate and personalise customer engagement in major Asia markets. At the end of 2024, we had rolled out the platform to four business units, Thailand, Singapore, Vietnam and the Philippines, and in February 2025, we deployed to Hong Kong and to both our conventional life and Takaful businesses in Malaysia. It enables seamless and personalised engagement and communication across a customer’s preferred channel, enhancing the overall customer experience and boosting loyalty and revenue across their insurance life cycle through upsell and cross-sell. In 2024, APE sales contributed by new-to-Prudential customers grew by 13 per cent. We will continue to nurture and enhance the value of our customer relationships by providing relevant content and enhancing lead quality through data driven insights. Technology-powered distribution Prudential’s leadership in distribution is powered by highly engaged people, scalable technology and partnerships with well-known banks in Asia and Africa. Our strategy for further strengthening our distribution network is focused on two key channels – agency and bancassurance – where we continue to see promising signs of growth and innovation. Agency 2024 $m 2023 $m AER change % CER change % CER excluding interest rate and other economic movements % Agency new business profit 1,901 2,096 (9) (9) – We are focused on building momentum in our agency channel, prioritising the recruitment and activation of quality and professional agents and enabling them to increase their productivity, income and customer satisfaction. We remain confident in delivering our 2027 ambition of more than doubling new business profit per active agent and achieving a two-and-a-half to three times increase in agency new business profit from the 2022 level. Agency new business profit totalled $1,901 million and is broadly consistent with 2023 if the effects of economic movements are excluded, due in part to strong prior period growth of 75 per cent for this channel, supported by the pent-up demand from Mainland China visitors in Hong Kong after the border reopened. In comparison to 2022, new business profit was 31 per cent higher. Monthly new business profit per active agent was around $3,000, 1.6 times higher than that achieved in 2022, supporting our objective of more than doubling 2022 new business profit per active agent in 2027. On average across 2024 we had 65,000 monthly active agents, reflecting an increase from an average of 63,000 in the first half of the year to 67,000 in the second half. 9

Agency new business profit momentum improved in the second half of 2024, and was 4 per cent higher than the same period in the prior year, compared with the (5) per cent decrease seen in the first half given the strong performance in 2023 when the Hong Kong border re-opened. This was underpinned by 8 per cent growth in health and protection APE sales in the second half compared with the same period in the prior year. These sales contributed 51 per cent of new business profits in the second half, driven by improved productivity as measured by sales per active agent. We continue to make progress towards our strategic objective of delivering a high-quality technology enabled agency distribution channel. We remain focused on strategic recruitment programmes aimed at attracting talent and then supporting their success through targeted learning and development initiatives and our efforts saw new agent recruitment up 9 per cent in the year. We are intensifying our efforts to support our top-tier agents and leaders to drive productivity improvements and hence improve their income. Our agents form the second largest agency force in the world in terms of membership of the Million Dollar Round Table (MDRT) organisation. To further enhance the capability and recognition of our top producing agents, we announced a long-term strategic global partnership with MDRT.org in February 2025. This will provide Prudential access to bespoke training and development programmes jointly developed with MDRT.org, and drive superior and personalised recognition for top producing MDRT agents. We aim to continuously develop and grow our top producing agent cohort with the support of this strategic global partnership. Our systematic propositions aim to capture a greater share of the wallet from our affluent and high-net-worth customers, while also enhancing health and protection penetration within this customer segment. This will be empowered by our digital platform, PRUForce, which continued to support our agents in 2024. Through the PRULeads capability that is embedded in PRUForce, we generated 6 per cent year-on-year growth in leads and increased our conversion rate to 8.4 per cent, up from 8.2 per cent in 2023. We will continue to invest in PRUForce to upgrade its capabilities and provide better service and support to our agents to drive superior productivity. Specific market-related highlights are: – A large part of the opportunity for improving productivity and active agent count comes through efficient and effective agent recruitment and onboarding. Our flagship recruitment programme PRUVenture continued its momentum with more than 2,500 new PRUVenture recruits across the Group. APE sales generated by all PRUVenture agents increased by 34 per cent compared with 2023. This demonstrates the continued success of our strategy and validates the scaling of this programme across other markets. We will continue to build on the success of the PRUVenture programme and scale this in other markets, along with further acceleration in Hong Kong. – We are pleased by the performance of Prudential Financial Advisors (PFA) in Singapore, with our strategy to further develop and invest in this professional sales force yielding better productivity and retention of advisers. We plan to take learnings from this distribution model into the higher-income markets and segments during 2025. PFA accounted for 16 per cent of the active headcount for Singapore. Singapore delivered 7 per cent growth in new business profit per active agent (including the effects of economics), alongside delivering 4 per cent growth in the number of active agents. – In Indonesia, we delivered overall agency new business profit growth of 5 per cent for 2024. We maintained our disciplined pricing approach on medical products and significant agent training and education programmes, which helped increase our agency new business profit in the second half by 28 per cent compared with the same period in the prior year. We also saw a sequential increase in active agents in the second half of 44 per cent. – In Mainland China and Vietnam, the insurance markets continue to face challenging macroeconomic conditions. These have impacted recent performance over the last two years and reduced our active agent numbers in those markets. We remain committed to drive productive, sustainable and value-focused agency models in these markets, which still provide opportunities for growth. – We launched an AI talkbot in Singapore to support validating and enhancing the quality of leads provided to our agents. We also launched the AI talkbot in the Philippines in the second half of 2024, where we have witnessed initial success of 98 per cent of the talkbot’s validated leads being adopted by agents for follow-up actions. We aim to replicate this capability in Hong Kong, Malaysia and Vietnam in 2025. Bancassurance 2024 $m 2023 $m AER change % CER change % CER excluding interest rate and other economic movements % Bancassurance new business profit 872 793 10 12 31 Bancassurance contributed 41 per cent of the Group's total APE sales in 2024. It continues to be a significant source of growth and diversification for Prudential with over 200 bank partners across our markets with 11 current strategic partners, including partners in our joint ventures and associates. We remain on track to increase new business profit from bancassurance by one-and-a-half to two times the 2022 level by 2027, having recorded a strong performance in 2024. New business profit increased by 31 per cent, with 14 of the 21 markets achieving double-digit growth, led by Hong Kong, Singapore and Taiwan. APE sales through our bancassurance channel grew 16 per cent in 2024 to $2,532 million, with APE sales through our regional partners, Standard Chartered and UOB, growing 13 per cent and contributing over half of bancassurance APE sales in 2024. We continue to build and invest in new bank partnerships. In Indonesia, we entered into a long-term bancassurance partnership with Bank Syariah Indonesia (BSI) in 2024, which is the largest Syariah bank in the country by assets. The partnership provides access to an additional 20 million customers across 1,000 branches in Indonesia. In Thailand, the new 10-year-partnership with CIMB started in the first half of 2024 and contributed 6 per cent of Thailand’s bancassurance APE sales in 2024. In addition, we have entered into a partnership with HSBC in Vietnam. We continue to see healthy customer acquisition across our strategic partners, with around 320,000 new customers in 2024, including a one-off transfer of around 55,000 customers in Thailand following the successful integration of UOB and Citibank. Our bank customer penetration base was 6.8 per cent, providing a solid platform for future growth. Highlights of progress towards our priorities include: – Increasing health and protection sales By working closely with our bank partners and using data and analytical techniques, we have sharpened our focus on anticipating our customers’ needs. We are seeing notable results in health and protection (which includes both health business, focused on medical treatment cover and reimbursement, and other protection products such as life and critical illness policies). APE sales from health and protection products through the bancassurance channel increased by 32 per cent in 2024 – and accounted for over one in every two policies purchased from us through banks, contributing 8 per cent (2023: 7 per cent) of bancassurance APE sales. 10

– Broadening our propositions to cover multiple customer segments and needs We have broadened and deepened our solutions to cover more legacy needs for high-net-worth individuals. Examples include the new propositions in both HNW hubs in Hong Kong and Singapore referred to above in the discussion of the customer pillar. We are continuing to develop our suite of protection products and HNW products with additional features and services. – Engaging with customers through enhanced digital capabilities, backed by analytics We introduced an offline-to-digital sales model that allows customers to complete insurance purchases online via an in-branch QR code. The innovation first started in Thailand, and its success was replicated in Malaysia. In Taiwan, we launched a market-first virtual financial adviser model, that enables engagement with customers remotely via video conference. This model complements the traditional face-to-face channel, enhances the insurance purchase experience as it can now be carried out at a customer’s convenience and could support our efficient penetration into the broader mass market segments in our existing markets. – Supporting the learning and development of our bank employees We are building and delivering education tailored for staff at our bank partners. This includes a new regional training programme for UOB and the introduction of HNW-focused training within the Standard Chartered Academy for the first time, where it is being used across the region to equip frontline staff with knowledge on HNW insurance solutions. In Singapore, we leveraged generative AI to create bite-sized, bancassurance-focused training content to support new advisors working for partner banks as part of their onboarding process. The content will be deployed more broadly to enable on-demand access. Across agency and bancassurance, we remain focused on creating sustainable, profitable growth for Prudential, improving agency productivity and active agent count, while also supporting an exceptional customer, agent and agency leadership experience. Transforming the health business model In 2024, health sales contributed $346 million to new business profit, an increase of 11 per cent. By leveraging the power of our new health operating model, continuing to build our health capabilities and increasing the momentum around our health priorities, we are committed to achieving our ambitions to double 2022 new business profit and to deliver a top-quartile health insurance NPS in 2027. Hong Kong, Singapore, Indonesia and Malaysia are the primary markets writing health business. All of these markets have undertaken detailed operational reviews and have implemented substantial operational changes in both premium repricing and medical cost inflation mitigation including product redesign, centralising renegotiations of supplier contracts, and reducing fraud, waste and abuse. We are tracking health-specific rNPS across the four primary health markets with an ambition to deliver top quartile rNPS results by 2027. The baseline results in 2024 indicate that our current rNPS results for our health businesses are in the third or fourth quartile, with the exception of Malaysia Takaful, leaving significant room for improvement. In 2025, we will continue to execute against our strategy for each of our primary health markets, including new propositions, disciplined management and improved customer experience. We will also be focused on expanding our customer base in new market segments. We believe there are substantial opportunities to continue growing the Group's health business by becoming a trusted partner to our customers and playing a much-needed coordinating role across their healthcare journeys. We are focused on the following priorities: – Develop segment-specific health propositions: Building innovative, highly segmented products to address customers’ evolving healthcare needs In July 2024, we launched a segment-specific proposition tailored to the needs of Mainland Chinese visitors in Hong Kong. This new proposition brings medical freedom for people who frequently travel between Hong Kong, Macau and Mainland China, offering comprehensive lifetime protection and access to high-quality care through over 1,500 provider relationships in Mainland China, which is now the largest network of any Hong Kong insurer in Mainland China. – Build a health-ready agency: Ensuring that our agency distribution partners are supported to increase their focus on health and grow health sales We have increased our focus on supporting the health sales capabilities of our agents. This includes training programmes, an AI agent chatbot and the launch of health-specific incentive campaigns. There is also an increased focus on the structured cross-sell of health products to existing customers. An example of this is in Singapore, where new agents benefit from a training programme which includes Integrated Shield Plan training, health sales techniques, and an initiative known as “9 in 90” where new agents are supported in selling nine policies in the first 90 days, three of which are health policies. – Deliver customer value through affordability: Developing a tiered network of preferred healthcare providers, enabling enhanced control over our medical claims costs and improved health outcomes Prudential’s scale in health across Asia has created the opportunity to take a One Prudential approach to contracting with healthcare providers. In 2024, significant progress was made in improving the data visibility of our medical claims cost spend across markets at an aggregated Group level. This has led to the renegotiation of contracts and an increase in the sophistication of our capacity to guide customers into preferred sites of quality care. Across our health markets, we aim to build long-term provider partnerships, and in Indonesia, these efforts have resulted in annualised savings of more than $30 million. – Enabling Connected Care: Providing customers with a guided healthcare experience that is seamless, personalised and digitally enabled, resulting in better health outcomes and reduced medical costs 11

In June 2024, we initiated case management as a core component of our Connected Care strategy, aiming to guide customers with complex medical conditions through their healthcare experiences more efficiently and cost effectively. We launched this service with support from a regional partner in Indonesia first, offering personalised support through case managers or medical teams, ensuring quality and transparency in the care process. By developing and facilitating optimal treatment plans, this approach not only seeks to enhance the health outcomes for customers with chronic or acute conditions but also aims to maximise cost efficiency through guided coordination and monitoring of care pathways. – Delivering technical excellence: Investing in our capabilities for health-specific claims, underwriting and the reduction of fraud, waste and abuse Investment in tools and acquiring new talent with significant industry expertise led to an improvement in our fraud, waste and abuse detection and recovery rates in 2024. We will continue increasing our vigilance in this area, including through the application of advanced health data analytics, to protect the provision and affordability of our service to customers. Our medical underwriting and claims adjudication best practices continue to be shared across the priority markets to improve customer experience and better control our risks. An example of this in action is Prudential’s partnership with Google Cloud to launch a pilot of MedLM in Malaysia and Singapore. MedLM helps us analyse documents submitted alongside health insurance claims, such as diagnostic reports, prescriptions and invoices. It supports human decision-making with its ability to extract relevant information and code it accurately for claims, helping to reduce the potential for errors caused by manual data entry, so claims can be processed faster and more accurately. The pilot is still underway, but initial results indicate a doubling of the automation rate for claims processing and significant improvements in first-time accuracy. Outlook Our multi-channel and multi-growth model and our focus on operational delivery positions us well for 2025. We remain focused on quality growth and consistent execution of our transformation programme with 2025 marking the inflection point for growth in our gross operating free surplus generation. We expect to grow each of new business profit, basic earnings per share based on adjusted operating profit and operating free surplus generated from in-force insurance and asset management business by more than 10 per cent in 2025, all based on constant exchange rates. Based on this, we expect the dividend per share to increase by at least 10 per cent, in line with our dividend guidance. We continue to focus on shareholder value creation, demonstrated by the acceleration of our $2 billion share buyback programme (this is now expected to complete by the end of 2025 rather than our original guidance of mid 2026). In addition, we have announced that we are evaluating a potential listing of ICICI Prudential Asset Management Company Limited involving the partial divestment of our shares in that company, subject to market conditions, requisite approvals and other considerations. It is intended that following the completion of such a divestment, the net proceeds would be returned to shareholders. Since announcing our strategy in 2023, we substantially reset our focus on Customer, Distribution and Health. We have been building and modernising our capabilities through targeted investments to address the historic under investment, including digitising and harmonising our core operations and infrastructure. Our investments are transforming our ways of working across all aspects of our business. We believe during 2025 and into 2026, we will further evolve our capabilities to a level that will position us strongly for accelerated growth. Looking further ahead, based on our relentless focus on writing quality new business, managing our in-force business and improving our net experience variances, we remain confident in achieving our 2027 financial and strategic objectives and generating sustainable value for our shareholders and other stakeholders. Notes (1) The objectives assume exchange rates at December 2022 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the year ended 31 December 2022 and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that existing EEV and free surplus methodology at December 2022 will be applicable over the period. (2) As in previous years, we discuss our performance in this report on a constant currency basis, unless stated otherwise. We discuss our financial position on an actual exchange rates basis, unless otherwise noted. See note A1 to the IFRS financial statements for more detail on our exchange rate presentation. All new business profit growth rates in this report are reported on a constant exchange rate basis, and excluding interest rate and other economic movements, unless otherwise stated. The definitions of the key metrics we use to discuss our performance are set out in the "Definitions of performance metrics" section later in this document. (3) As reported at full year 2024 unless otherwise specified. Sources include formal (eg competitors results release, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, retailed weighted received premium, full year premium or weighted first year premium) or gross written premium depending on availability of data. Hong Kong ranking based on APE sales. Rankings in the case of Mainland China, Taiwan and Myanmar are among foreign insurers, while for India they are among private companies. Markets based on eleven months ended November 2024: Thailand, nine months ended September 2024: Mainland China, Hong Kong, Malaysia, Uganda (Africa), three months ended March 2024: PPMZ (Africa), and full year 2023: Laos, Zambia (Africa), Ghana (Africa), Nigeria (Africa) and Kenya (Africa). (4) Based on full year 2022 data from local regulators, industry associations and Prudential internal data. Estimates are based on market intelligence, if data is not publicly available. (5) As reported at full year 2024. Sources include local regulators, asset management association, investment data providers and research companies (eg Morningstar, Lipper). Rankings are based on total funds under management (including discretionary funds, where available) of onshore domiciled funds or public mutual funds of the respective markets. (6) Business units equate to legal entities in this instance. 12

Financial review Delivering value, earnings and cash Prudential has continued to make progress in the execution of the strategy we set out in 2023, and we continue to have confidence in the achievement of our 2027 financial objectives. Our financial performance over 2024 reflects our operational progress, which is further supported by our active and highly disciplined capital allocation approach. We report our financial progress through our three key financial performance indicators of new business profit, IFRS adjusted operating profit and operating free surplus generation. New business profit increased by 11 per cent, excluding economic effects, following growth of 47 per cent in 2023 measured on the same basis. Adjusted operating profit before tax was $3,129 million in 2024, a growth of 10 per cent over the prior year on a constant exchange rate basis. Operating free surplus generated from in-force insurance and asset management business declined by (2) per cent to $2,642 million largely reflecting the monetisation in 2024 of lower sales in prior years especially those in 2019–2022, which were affected by Covid-related restrictions. In addition, we invested in improving operational delivery and serving our customers’ needs, including $175 million representing this year’s part of our $1 billion investment programme. Our capital position remains strong and capital generation is in line with our expectations. Supported by a clear and disciplined capital allocation policy, the Group is well positioned, with considerable financial flexibility including leverage capacity, to take advantage of the growth opportunities ahead, notwithstanding continued uncertainty in terms of macroeconomic and political development and, in certain markets, consumer sentiment. In 2024, we allocated capital to investing in new business at attractive rates of return as well as developing our customer, distribution, health and technology capabilities in line with our strategy. In June 2024, consistent with our capital allocation framework, we announced a US$2 billion share buyback programme to return capital to shareholders. We completed the first tranche of this programme and commenced our second tranche in December 2024, effectively accelerating our buyback programme. This is now expected to complete by the end of 2025. As at 31 December 2024, a total of $785 million has been returned to shareholders under this programme. We have also announced in February 2025 that we are evaluating a potential listing of ICICI Prudential Asset Management Company, our India asset management associate in which we hold 49 per cent. In line with our focus on shareholder value, this would include the partial divestment of our shares in that company, subject to market conditions, requisite approvals and other considerations, with the intent to return the net proceeds to shareholders. During 2024, the macroeconomic environment remained volatile over the year characterised by generally positive equity market developments and significant variations in the directional levels of government bond yields. The MSCI Asia excluding Japan equity index grew by 10 per cent, the Hang Seng index in Hong Kong increased by 18 per cent and the CSI 300 in Mainland China increased by 17 per cent. In the US, while the S&P 500 index increased by 23 per cent, the Nasdaq composite increased by 29 per cent. While government bond yields in Mainland China fell in the year, yields in many of our other Asian markets increased, and the US 10-year yield increased to 4.7 per cent, from 3.9 per cent at the end of 2023. The movement in US rates is particularly relevant for the financial outcomes in Hong Kong and Singapore, which are our two largest sources of new business profit and adjusted operating profit. In July 2024, the Federal Court of Malaysia overturned the previous rulings of the High Court and the Court of Appeal in Prudential's favour in an ongoing series of litigation with a minority partner. While the Group has continued to consolidate the business of Prudential Assurance Malaysia Berhad (PAMB), which remains a subsidiary controlled by the Group, it has now reflected a 49 per cent non-controlling interest at 31 December 2024. Previously, the Group had consolidated a 100 per cent economic interest, and comparatives are presented on this basis. The decision has no impact on the business of PAMB at an operational level, and further details are set out in the notes to the financial statements. We comment on our performance below in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in periods of currency movement. We discuss our financial position on an actual exchange rates basis, unless otherwise noted. The definitions of the key metrics we use to discuss our performance in this report are set out in the 'Definitions of performance metrics' section later in this document. In 2025, we will be converting to Traditional Embedded Value (TEV) reporting from the first quarter and EEV reporting will cease. The change will improve the comparability of our external reporting to our key peers and will reduce the economic volatility seen in our embedded value reporting, with a view to improving the transparency of underlying growth in new business profit and embedded value. In the discussion below, all EEV new business profit growth rates and changes in new business margin have been stated to exclude interest rate and other economic movements, unless otherwise noted. New business profit was $3,078 million, representing an increase of 11 per cent, driven by increased APE sales and pricing actions, together with a greater proportion of health and protection business. Growth was led by Hong Kong and Singapore and we saw growth in 18 of our 22 markets. After taking into account the impact of interest rate and other economic movements, new business profit was stable compared with the prior year. Group EEV operating profit increased by 7 per cent to $4,828 million, largely due to higher profits from in-force insurance business and, at Eastspring, our asset management business. The operating return on embedded value1 was 12 per cent, consistent with the prior year, despite an increase in the minority interest of our Malaysian conventional life business as discussed above. After allowing for this change, together with payment of the external dividend, share repurchases and buybacks and economic effects, such as changes in interest rates and currency movements, Group EEV equity at 31 December 2024 was $44.2 billion (31 December 2023: $45.3 billion on an actual exchange rate basis). Following the share buyback, Group EEV equity per share was up 1 per cent at 1,664 cents per share (31 December 2023: 1,643 cents per share on an actual exchange rate basis). 13

The operating free surplus generated from in-force insurance and asset management business during the period was $2,642 million, down (2) per cent when compared to the prior year. This largely reflects the delayed impact on operating free surplus from slower new business sales during the past periods affected by Covid-related restrictions. The development in 2024 was in line with the shape of the cash flows we expected to generate in advance of 2027, with early years reflecting both our investment in capabilities and the stage of our transformation. Looking ahead, we expect that the additional contribution from new business, continuing efforts to improve the cash profile of new business and improving operating variances will support progress towards our 2027 financial objective. Investment in new business of $(700) million (2023: $(722) million) reflects the impact of higher APE sales, offset by the benefit from changes to product mix and pricing effects. Our focus on quality, with a high proportion of health and protection, has increased new business profit margins by 2 percentage points. We have written business with aggregate IRRs of greater than 25 per cent, based on EEV required capital, an average payback period of less than four years and an improved cash profile. Using the required capital at the mid-point of our free surplus ratio operating range of 175 per cent to 200 per cent, aggregate IRRs remain above 25 per cent. After investment in new business, operating free surplus generated from life and asset management business reduced to $1,942 million (2023: $1,984 million). Of this, $1,383 million was remitted to the Group holding company. As noted above, in 2025, starting with the Q1 new business announcement, we will convert to reporting under TEV. This has no impact on the Group’s strategy, capital, free surplus or dividend position. In addition, our 2027 objectives7 remain unchanged, namely to deliver a compound average growth rate of 15–20 per cent for new business profit over 2022–2027 (from a revised 2022 TEV base of $1.7 billion) and operating free surplus generated from in-force insurance and asset management business in 2027 of at least $4.4 billion. TEV new business profit for 2024 grew 11 per cent to $2.5 billion on a like-for-like basis2 .. Operating return on embedded value was 14 per cent in line with our expectations and Group TEV equity was 1,289 cents per share. More details on our TEV results, alongside details of the methodology and assumptions, are set out later in this document in section III of the additional financial information. Earnings per share based on adjusted operating profit were 89.7 cents (2023: 87.8 cents) the amount in 2024 is after deducting the non-controlling interest in PAMB, as described above. This reflects Group adjusted operating profit of $3,129 million, up 10 per cent in 2024, driven by increased contributions from both our insurance business and Eastspring, our asset management business. The Group’s total IFRS profit after tax for the period was $2,415 million (2023: $1,691 million on a constant exchange rate basis, $1,712 million on an actual exchange rate basis). The improvement largely reflects improved operating earnings and a moderation in the effects of short-term fluctuations in interest rates. The contractual service margin (CSM) is the principal source of our IFRS 17 insurance business adjusted operating profit. Using a longer-term normalised return for variable fee approach (VFA) business, the unwind and new business contribution would have exceeded the release in the period by $2.0 billion, equivalent to a net increase of 9 per cent in the CSM compared with the start of year position. This increase from new business and unwind was partially offset by negative economic variances and exchange rate movements resulting in a 5 per cent increase in the CSM. Adjusted CSM3 , net of reinsurance and tax, at 31 December 2024, was $19.2 billion which, combined with shareholders' equity, resulted in adjusted total comprehensive equity of $36.7 billion. This is equivalent to 1,379 cents per share (31 December 2023: $37.3 billion and 1,356 cents per share on an actual exchange rate basis). The Group’s regulatory capital position, free surplus and central liquidity positions remain strong. The Group’s core structural debt is unchanged at $3.9 billion. Prudential seeks, now and in the future, to maintain its current AA- financial strength rating with applicable credit rating agencies, which derives, in part, from its high level of financial flexibility to issue debt and equity instruments. Prudential has substantial headroom to issue debt while remaining within the guidelines set by the credit rating agencies for its current rating. The Group capital adequacy requirements compare the total eligible Group capital resources with the Group’s Prescribed Capital Requirement (GPCR) and form the starting basis of our free surplus reporting. At 31 December 2024, the estimated shareholder surplus above the GPCR was $15.9 billion (31 December 2023: $16.1 billion on an actual exchange rates basis) and cover ratio 280 per cent (31 December 2023: 295 per cent). The Group’s central liquidity position was $2.9 billion at 31 December 2024 (31 December 2023: $3.5 billion), with the reduction over the year from unusually high levels, reflecting the return of excess capital to shareholders through the ongoing buyback programme. The Group assesses the deployment of free surplus, in the context of the Group’s growth aspirations, leverage capacity and our liquidity and capital needs in terms of the free surplus ratio. Based on our current risk profile and our business units’ applicable capital regimes, we seek to operate with a free surplus ratio of between 175–200 per cent. Our free surplus ratio as at 31 December 2024 was 234 per cent (31 December 2023: 242 per cent). Where the business consistently exceeds a free surplus ratio of 200 per cent over the medium term, then consideration will be made as to returning that excess capital to shareholders. The Group's dividend policy is unchanged and described later in this report. For 2024, recognising the strong conviction we have in the Group's strategy, when determining the annual dividend, the Board has looked through the investments in new business and investments in capabilities and has approved a second interim dividend of 16.29 cents per share (2023: 14.21 cents per share, up 15 per cent). When this is combined with the first interim dividend, the Group’s total 2024 dividend is 23.13 cents per share (2023: 20.47 cents per share), an increase of 13 per cent. A scrip dividend alternative was offered in respect of the 2024 first interim dividend to support the development of liquidity in the trading of the Group’s shares on the Hong Kong Stock Exchange. The scrip dividend alternative involved the issuance of new ordinary shares on the Hong Kong line only and the dilutive effect was neutralised by a share repurchase on the London line. The scrip dividend alternative will be offered going forward. We believe that the Group’s performance during the year positions us well as we implement the new strategy, to meet our financial objectives to grow new business profit and, consequently, in-force insurance and asset management operating free surplus generated, as detailed in the Strategic and operating review. 14

IFRS profit

	Actual exchange rate			Constant exchange rate	
	2024 $m	2023 $m	Change %	2023 $m	Change %
Mainland China	**363**	368	(1)	362	–
Hong Kong	**1,069**	1,013	6	1,018	5
Indonesia	**268**	221	21	212	26
Malaysia	**338**	305	11	304	11
Singapore	**693**	584	19	587	18
Growth markets and other	**688**	746	(8)	713	(4)
Insurance business	**3,419**	3,237	6	3,196	7
Asset management	**304**	280	9	277	10
Total segment profit	**3,723**	3,517	6	3,473	7
Other income and expenditure					
Net investment return and other items	**21**	(21)	n/a	(21)	n/a
Interest payable on core structural borrowings	**(171)**	(172)	1	(172)	1
Corporate expenditure	**(237)**	(230)	(3)	(230)	(3)
Other income and expenditure	**(387)**	(423)	9	(423)	9
Restructuring and IFRS 17 implementation costs	**(207)**	(201)	(3)	(201)	(3)
Adjusted operating profit before tax	**3,129**	2,893	8	2,849	10
Non-operating items:					
Short-term interest rate and other market fluctuations	**(105)**	(774)	(86)	(756)	(86)
Loss attaching to corporate transactions	**(71)**	(22)	n/a	(22)	n/a
Profit for the year before tax	**2,953**	2,097	41	2,071	43
Adjusted operating profit before tax	**3,129**	2,893	8	2,849	10
Tax on operating items	**(547)**	(444)	(23)	(437)	(25)
Adjusted operating profit after tax	**2,582**	2,449	5	2,412	7
Short-term interest rate and other market fluctuations	**(105)**	(774)	(86)	(756)	(86)
Loss on corporate transactions	**(71)**	(22)	n/a	(22)	n/a
Tax credit attributable to items above	**9**	59	(85)	57	(84)
Profit for the year after tax	**2,415**	1,712	41	1,691	43

IFRS earnings per share

	Actual exchange rate					Constant exchange rate	
	2024			2023	Change %	2023	Change %
	Before adjustment to non-controlling interest	Adjustment to non-controlling interest	Total				
Basic earnings per share based on adjusted operating profit after tax	**94.7¢**	**(5.0)¢**	**89.7¢**	89.0¢	1	87.8¢	2
Basic earnings per share based on IFRS profit after tax	**89.4¢**	**(5.3)¢**	**84.1¢**	62.1¢	35	61.5¢	37

Adjusted operating profit reflects that the assets and liabilities of our insurance businesses are held for the longer term and the Group believes that the trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded.

Group IFRS adjusted operating profit was $3,129 million, an increase of 10 per cent, reflecting a 7 per cent increase in profits from our long-term insurance business and a 10 per cent increase in adjusted operating profit generated by Eastspring, our asset management business. Central costs were broadly stable.

Earnings per share, based on adjusted operating profit, net of tax and non-controlling interest, were 89.7 cents (2023: 87.8 cents using a constant exchange rate). For 2024, the adjusted operating profit figure used in the calculation of this measure reflects the adjustment made to non-controlling interests as a result of a Federal Court ruling in July 2024 over the ownership of the Malaysia conventional life business, as discussed at the start of the Financial review. Before this adjustment, the equivalent figure would have been 94.7 cents, an increase of 8 per cent.

Detailed discussion of IFRS financial performance by segment, including the detailed analysis of asset management business, is presented in the section 'Segment discussion'.

15

Adjusted operating profit after tax

The table below sets the Group's adjusted operating profit after tax by segment as described in note B3.2 of the IFRS financial results.

	Actual exchange rate			Constant exchange rate	
	2024 $m	2023 $m	Change %	2023 $m	Change %
Mainland China[4]	**363**	368	(1)	362	–
Hong Kong	**971**	942	3	947	3
Indonesia	**218**	172	27	165	32
Malaysia[4]	**264**	237	11	236	12
Singapore	**594**	493	20	495	20
Growth markets and other[4]	**531**	594	(11)	568	(7)
Insurance business	**2,941**	2,806	5	2,773	6
Asset management	**275**	254	8	251	10
Total segment profit	**3,216**	3,060	5	3,024	6
Other (including central items and restructuring costs)	**(634)**	(611)	4	(612)	4
Adjusted operating profit after tax	**2,582**	2,449	5	2,412	7

Insurance business analysis of operating profit drivers

The table below sets out the key drivers of the Group's adjusted operating profit for the insurance business as described in note B1.3 of the IFRS financial results.

	Actual exchange rate			Constant exchange rate	
	2024 $m	2023 $m	Change %	2023 $m	Change %
Adjusted release of CSM[5]	**2,333**	2,205	6	2,177	7
Release of risk adjustment	**268**	218	23	215	25
Experience variances	**(81)**	(118)	31	(115)	30
Other insurance service result	**(68)**	(109)	38	(108)	37
Adjusted insurance service result	**2,452**	2,196	12	2,169	13
Net investment result on longer-term basis	**1,146**	1,241	(8)	1,224	(6)
Other insurance income and expenditure	**(89)**	(122)	27	(120)	26
Share of related tax charges from joint ventures and associates	**(90)**	(78)	(15)	(77)	(17)
Insurance business	**3,419**	3,237	6	3,196	7

The release of CSM is the principal source of our IFRS 17 insurance business adjusted operating profit. The adjusted CSM release[5] in 2024 of $2,333 million (2023: $2,177 million) equates to an annualised release rate of 9.5 per cent (2023: 9.5 per cent).

The release of the risk adjustment of $268 million (2023: $215 million) represents the run-off of non-market risk in the year as policies move closer to maturity. As expected, this release is a relatively stable proportion of the opening balance as compared with the corresponding rate in the prior year.

Experience variances of $(81) million (2023: $(115) million) largely comprise expense variances reflecting the investment in our strategic pillars consistent with our strategy. More widely, 2024 has seen improving experience against our expectations, particularly in Indonesia.

The other insurance service result of $(68) million (2023: $(108) million) primarily reflects the small losses on contracts that are described under IFRS 17 as 'onerous', either at inception or because changes in the period result in the CSM being exhausted. It does not mean these contracts are not profitable overall as the CSM does not allow for real-world returns, which are earned over time.

The net investment result of $1,146 million (2023: $1,224 million) largely reflects the long-term return on assets backing shareholders' equity within the life businesses and long-term spreads on business not accounted for under the variable fee approach.

Other income and expenditure of $(89) million (2023: $(120) million) mainly relates to expenses that are not directly related to an insurance contract as defined under IFRS 17.

Movement in contractual service margin

The CSM balance represents a discounted stock of unearned profit, which will be released over time as services are provided. This balance increases due to additions from profitable new business contracts sold in the period and the unwind of the in-force book. It is also updated for any changes in expected future profitability, where applicable, including the effect of short-term market fluctuations for business measured using the variable fee approach. The release of the CSM, which is the main driver of adjusted operating profit, is then calculated after allowing for these movements.

In a normalised market environment, if the contribution from new business and the unwind of the CSM balance is greater than the rate at which services are provided, then the CSM balance will increase. The new business added to the CSM will, therefore, be an important factor in building the CSM, and we expect the compounding effect from the new business added to the CSM over time to support growth in IFRS 17 adjusted operating profit in the future.

The table below sets out the movement of CSM over the period.

16

Contractual service margin net of reinsurance

	Actual exchange rate	
	2024 $m	2023 $m
CSM at 1 January (net of reinsurance)	**21,012**	19,989
New contracts in the year	**2,596**	2,348
Unwind*	**1,731**	1,563
Balance before variances, effect of foreign exchange and CSM release	**25,339**	23,900
Economic and other variances	**(671)**	(619)
Balance before release	**24,668**	23,281
Release of CSM to income statement	**(2,352)**	(2,208)
Effect of movements in exchange rates	**(356)**	(61)
CSM at 31 December (net of reinsurance)	**21,960**	21,012
CSM relating to reinsurance attributable to policyholders	**789**	1,367
Related deferred tax adjustments#	**(2,604)**	(2,856)
Less non-controlling interests	**(977)**	–
Adjusted CSM at 31 December (net of reinsurance)	**19,168**	19,523

* The unwind of CSM presented in this table reflects the accretion of interest on general measurement model contracts, as presented in note C3.3 to the IFRS financial results, together with the unwind of the CSM related to variable fee approach contracts on a long-term normalised basis. This differs from the presentation in note C3.3 to the IFRS financial results by reallocating $1,410 million from economic and other variances to unwind.

\# CSM is presented gross of tax and so this is to allow for tax on the future profits contained in the CSM.

Profitable new business in 2024 grew the CSM by $2,596 million (2023: 2,348 million on an actual exchange rate basis), which combined with the unwind of the CSM balance shown in the table above of $1,731 million (2023: $1,563 million), increased the CSM by $4,327 million (2023: $3,911 million). This increase exceeded the release of the CSM to the income statement in the period, which was $(2,352) million (2023: $2,208 million), demonstrating the strength of our franchise and its ability to deliver future growth in CSM and ultimately adjusted operating profit.

Other movements in the CSM reflect economic and other variances to update the CSM for changes in expected future profitability including the impact of short-term market effects of business accounted for under the variable fee approach. Movements in exchange rates had a negative impact of $(356) million on the closing CSM. Overall the CSM grew by 5 per cent , or 9 per cent excluding the effect of economic and other variances and exchange rates.

Other income and expenditure

Central costs (before restructuring and IFRS 17 implementation costs) were 9 per cent lower in 2024 as compared to the prior year, reflecting continued control of head office and finance costs, and increased investment income on Group treasury balances. Interest payable on core structural borrowings remained broadly constant at $(171) million (2023: $(172) million). Total head office expenditure was $(237) million (2023: $(230) million). Net investment return and other items improved by $42 million from increased investment returns on Group treasury balances following the increase in US dollar interest rates.

Restructuring costs of $(207) million (2023: $(201) million) reflect the costs incurred to enhance back-office efficiency and Eastspring's operating model, partially offset by declining costs to embed IFRS 17 across our business. From the end of 2024, restructuring costs are expected to revert over time to the lower levels typically incurred historically.

IFRS basis non-operating items

Non-operating items in the year consist of negative short-term interest rate and other market fluctuations of $(105) million (2023: $(756) million) and $(71) million of costs associated with corporate transactions (2023: $(22) million).

The short-term fluctuations in 2024 are largely driven by interest rate movements in the year. For many of our markets, interest rates have risen, which has had a small, overall negative impact following falls in bond values and increases in the discount rates applied to the future cash flows of our insurance contracts classified as General Measurement Model (GMM). Movements in these contract values are included in the income statement. In FY23, the losses largely arose in Mainland China, following falling interest rates on a largely GMM portfolio. While FY24 has seen further falls in interest rates in Mainland China, improvements in equity markets alongside the actions taken by the Group to manage interest rate risk have reduced the size of these losses.

IFRS effective tax rates

In 2024, the effective tax rate on adjusted operating profit was 17 per cent (2023: 15 per cent). The increase from the 2023 effective tax rate primarily reflects the recognition in 2023 of a deferred tax asset in relation to historical UK tax losses, which reduced the 2023 effective tax rate by 2 per cent.

The effective tax rate on total IFRS profit in 2024 was 18 per cent. This was unchanged from 2023.

In 2024, the new OECD global minimum tax rules took effect in a small number of jurisdictions relevant to Prudential. No tax arose under the new tax rules for these jurisdictions in 2024. The global minimum tax rules will apply to the whole Prudential Group once they are implemented in Hong Kong, where implementation is on track to take effect in 2025. The rules are complex and the outcome in any period will depend on investment market conditions in that period. Management's assessment is that in periods where investment returns are in line with, or below, long-term expected returns, there should be no material impact from the new tax rules.

17

Total tax contributions

The Group continues to make significant tax contributions in the jurisdictions in which it operates, with $1,086 million remitted to tax authorities in 2024. This was higher than the equivalent amount of $969 million remitted in 2023 (on an actual exchange rate basis), principally due to higher withholding tax on investment income and higher corporate tax payments.

Tax strategy

The Group publishes its tax strategy annually which, in addition to complying with the mandatory UK (Finance Act 2016) requirements, also includes a number of additional disclosures that provide insight into the Group's tax contributions. An updated version of the tax strategy, including 2024 data, will be available on the Group's website before 31 May 2025.

Value

New business profit was up 11 per cent, excluding the impact of economics, to $3,078 million, driven by increased APE sales and positive pricing and product mix effects. Growth was led by Hong Kong with growth in 18 of our 22 markets on this basis. After the impact of interest rate and other economic movements, new business profit was stable compared with the prior year.

Segment APE, NBP and margin

	2024 $m		2023 $m		AER change %		CER change %			New business margin	
	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	NBP including economics	NBP excluding economics*	2024	2023
Mainland China	464	111	534	222	(13)%	(50)%	(12)%	(49)%	7 %	24 %	42 %
Hong Kong	2,063	1,438	1,966	1,411	5 %	2 %	5 %	2 %	15 %	70 %	72 %
Indonesia	262	145	277	142	(5)%	2 %	(2)%	6 %	7 %	55 %	51 %
Malaysia	406	160	384	167	6 %	(4)%	6 %	(4)%	(4)%	39 %	43 %
Singapore	870	557	787	484	11 %	15 %	10 %	15 %	12 %	64 %	61 %
Growth markets and other	2,137	667	1,928	699	11 %	(5)%	16 %	– %	7 %	31 %	36 %
Total	6,202	3,078	5,876	3,125	6 %	(2)%	7 %	– %	11 %	50 %	53 %

* Change in new business profit excluding the effect of interest rate and other economic movements.

Our new business mix continues to reflect our focus on quality and our higher margin products, with 41 per cent of new business profit arising from health and protection business (2023: 40 per cent), 39 per cent from non-participating contracts (2023: 43 per cent), 15 per cent from participating business (2023: 13 per cent) and the remainder from linked business.

Detailed discussion of new business performance by segment, including the detailed analysis of asset management business, is presented in the section 'Segment discussion'.

EEV basis results

EEV financial results

	Actual exchange rate			Constant exchange rate	
	2024 $m	2023 $m	Change %	2023 $m	Change %
New business profit	3,078	3,125	(2)	3,093	–
Profit from in-force business	2,095	1,779	18	1,790	17
EEV operating profit from insurance business	5,173	4,904	5	4,883	6
Asset management	275	254	8	251	10
Other income and expenditure	(620)	(612)	(1)	(612)	(1)
EEV operating profit for the year	4,828	4,546	6	4,522	7
Non-operating results	(1,967)	(834)	n/a	(824)	n/a
Profit for the year	2,861	3,712	(23)	3,698	(23)
External cash dividends	(552)	(533)			
Share repurchases/buybacks	(878)	–			
Adjustment to non-controlling interests	(1,703)	–			
Foreign exchange movements	(639)	(134)			
Other movements	(121)	21			
Net (decrease) increase in Group EEV equity	(1,032)	3,066			
Group EEV equity at 1 Jan	45,250	42,184			
Group EEV equity at end of year	44,218	45,250			
% Operating profit/opening EEV shareholders' equity excluding goodwill and intangibles*	12%	12%			

* This new definition replaces the approach based on average EEV used in prior years to improve comparability with peers. For further details on the return on EEV calculation, see section II(ix) Calculation of alternative performance measures: Calculation of return on embedded value within the Additional Information section of this report.

18

Group EEV equity	31 Dec 2024 $m	31 Dec 2023 $m
Represented by:		
Mainland China	**2,596**	3,038
Hong Kong	**17,882**	17,702
Indonesia	**1,487**	1,509
Malaysia	**4,112**	3,709
Singapore	**8,823**	7,896
Growth markets and other	**8,177**	7,734
Non-controlling interests' share of embedded value	**(1,943)**	(60)
Embedded value from insurance business excluding goodwill	**41,134**	41,528
Asset management and other excluding goodwill	**2,348**	2,955
Group EEV	**43,482**	44,483
Goodwill attributable to equity holders	**736**	767
Group EEV equity	**44,218**	45,250
Group EEV equity per share	**1,664¢**	1,643¢

Group EEV operating profit increased by 7 per cent to $4,828 million, reflecting a 6 per cent increase in the operating profit for the insurance business, a 10 per cent increase in the operating profit for the asset management business and stable central costs. The operating return on opening Group EEV equity was 12 per cent (2023: 12 per cent).

The operating profit from the insurance business increased to $5,173 million, reflecting a 17 per cent increase in in-force business profit to $2,095 million. The profit from in-force business is driven by the expected return and the effects of operating assumption changes and experience variances. The expected return was 13 per cent higher at $2,365 million, reflecting both a higher opening balance to which the expected return is applied, given the growth in the business in 2023, and higher interest rates. Operating assumption changes and experience variances were negative $(270) million on a net basis compared with $(310) million in 2023 on a constant exchange rate basis.

The non-operating loss of $(1,967) million (2023: loss of $(824) million on a constant exchange rate basis) was largely driven by higher interest rates in several of our markets during the year, with the higher risk discount rate reducing the value of future profits more than the benefit from higher assumed future investment returns. The inverse is true in Mainland China, where interest rates have fallen and there is an adverse impact from the consequential change in the assumptions for future investment returns. This has been partially offset by actions taken by the Group to mitigate the effect of falling interest rates.

Overall, after reflecting adjustments to non-controlling interests, EEV shareholders' equity declined to $44.2 billion at 31 December 2024 (31 December 2023: $45.3 billion). Of this, $41.1 billion (31 December 2023: $41.5 billion) relates to the insurance business operations, excluding goodwill attributable to equity shareholders. This amount includes our share of our India life business associate valued using embedded value principles. The market capitalisation of 100 per cent of this life business associate at 31 December 2024 was circa $11.2 billion, which compares with a publicly reported embedded value of circa $5.5 billion at 30 September 2024.

EEV shareholders' equity on a per share basis at 31 December 2024 was 1,664 cents (31 December 2023: 1,643 cents on an actual exchange rate basis).

Shareholders' equity

Group IFRS shareholders' equity

	2024 $m	2023 $m
Profit for the year	**2,415**	1,712
Less non-controlling interest	**(130)**	(11)
Profit after tax for the year attributable to shareholders	**2,285**	1,701
Exchange movements, net of related tax	**(309)**	(124)
External cash dividends	**(552)**	(533)
Share repurchases/buybacks	**(878)**	–
Adjustment to non-controlling interest	**(857)**	–
Other movements	**(20)**	48
Net (decrease)/increase in shareholders' equity	**(331)**	1,092
IFRS shareholders' equity at beginning of the year	**17,823**	16,731
IFRS shareholders' equity at end of the year	**17,492**	17,823
Adjusted contractual service margin (CSM) (net of reinsurance)	**19,168**	19,523
Adjusted total comprehensive equity[6]	**36,660**	**37,346**
IFRS shareholders' equity per share[6]	**658 ¢**	647 ¢
Adjusted total comprehensive equity per share[6]	**1,379 ¢**	1,356 ¢

19

Group IFRS shareholders’ equity decreased from $17.8 billion at the start of 2024 to $17.5 billion at 31 December 2024. This decline largely reflects dividend payments and share buybacks of $(1.4) billion, adjustment to non-controlling interest of $(0.9) billion and exchange movements of $(0.3) billion offset by $2.3 billion of profit earned in the period. Adjusted total comprehensive equity represents the sum of Group IFRS shareholders’ equity and adjusted CSM3 , net of tax and reinsurance. Adjusted total comprehensive equity was $36.7 billion at 31 December 2024 (31 December 2023: $37.3 billion), reflecting the fall in IFRS shareholders' equity and the CSM. A full reconciliation to shareholders’ equity is included in note C3.1 of the IFRS financial results. Capital management We aim to invest capital to write new business at risk-adjusted internal rates of return above 25 per cent, based on EV required capital, with less than four-year payback periods. Our ability to invest at attractive returns will drive our capital allocation priorities, which are as follows: – We will continue to target resilient capital buffers such that the Group shareholder coverage ratio is above 150 per cent of the shareholder Group Prescribed Capital Requirement to ensure the Group can withstand volatility in markets and operational experience; – Following sufficient capital being held, our priority for allocating capital will be reinvesting in new business that will support delivery of our overall capital objectives. Our resilient capital position allows us to prioritise investment in new business with an aim to write quality new business while managing the initial capital strain and capturing the economic value at attractive returns; – Our next priority is investing around $1 billion in core capabilities, primarily in the areas of customer, distribution, health and technology; – Our dividend policy remains linked to net operating free surplus generation, which is calculated after investment in new business and capability investment; – We will invest in inorganic opportunities where there is good strategic fit; and – We assess the deployment of free surplus, in the context of the Group's growth aspirations, leverage capacity and our liquidity and capital needs, based on the free surplus ratio. We seek to operate with a free surplus ratio of between 175 per cent and 200 per cent. If the free surplus ratio is above the operating range over the medium term, and taking account of opportunities to reinvest at appropriate returns and allowing for market conditions, capital will be returned to shareholders. To generate capital to allocate to these priorities, we will also prioritise managing our in-force embedded value to ensure maximum conversion into free surplus over time. We will drive improved emergence of free surplus by managing claims, expenses and persistency in each market. This additional free surplus will enable our continued investment in profitable new business at attractive returns, as well as in our strategic capabilities, and support payments of returns to shareholders including dividends. Group free surplus generation Free surplus is the metric we use to measure the internal cash generation of our business operations and broadly reflects the amount of money available to our operational businesses for investing in new business, strengthening our capacity and capabilities to grow the business and potentially paying returns to the Group. For our insurance businesses, it largely represents the Group’s available regulatory capital resources after allowing for the prescribed required regulatory capital held to support the policies in issue, with a number of adjustments so that the free surplus better reflects resources potentially available for distribution to the Group. For our asset management businesses, Group holding companies and other non-insurance companies, the measure is based on IFRS net assets with certain adjustments, including to exclude accounting goodwill and to align the treatment of capital instruments with our regulatory basis. Operating free surplus generation represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the year. Further information is contained in the EEV financial results. 20

Analysis of movement in Group free surplus

	Actual exchange rate			Constant exchange rate	
	2024 $m	2023 $m	Change %	2023 $m	Change %
Expected transfer from in-force business and return on existing free surplus	2,666	2,869	(7)	2,827	(6)
Changes in operating assumptions and experience variances	(299)	(383)	22	(372)	20
Operating free surplus generated from in-force insurance business	2,367	2,486	(5)	2,455	(4)
Asset management	275	254	8	251	10
Operating free surplus generated from in-force insurance and asset management business	2,642	2,740	(4)	2,706	(2)
Investment in new business	(700)	(733)	5	(722)	3
Operating free surplus generated from insurance and asset management business	1,942	2,007	(3)	1,984	(2)
Central costs and eliminations (net of tax):					
Net interest paid on core structural borrowings	(171)	(172)	1	(172)	1
Corporate expenditure	(237)	(230)	(3)	(230)	(3)
Other items and eliminations	(15)	(18)	17	(19)	21
Restructuring and IFRS 17 implementation costs (net of tax)	(197)	(192)	(3)	(191)	(3)
Net Group operating free surplus generated	1,322	1,395	(5)	1,372	(4)
Non-operating and other movements, including foreign exchange	205	(206)			
Share repurchases/buybacks	(878)				
External cash dividends	(552)	(533)			
Increase in Group free surplus before net subordinated debt redemption	97	656			
Net subordinated debt redemption	–	(421)			
Increase in Group free surplus before amounts attributable to non-controlling interests	97	235			
Adjustment to non-controlling interest	(161)	–			
Non-controlling interests' share of free surplus generated	(33)	(9)			
Free surplus at beginning of year	12,455	12,229			
Free surplus at end of year	12,358	12,455			
Free surplus at end of year excluding distribution rights and other intangibles	8,604	8,518			
Required capital	6,410	5,984			
Free surplus ratio (%)	234 %	242 %	(8)ppts		

Operating free surplus generated from in-force insurance and asset management business was $2,642 million (2023: 2,706 million). The cost of investment in new business was 3 per cent lower at $(700) million with the increase in APE sales offset by favourable effects from pricing and business mix changes. As a consequence, the Group generated a net amount of operating free surplus from insurance and asset management operations (before restructuring costs) of $1,942 million, down (2) per cent compared with 2023.This largely reflects the delayed impact on operating free surplus from slower new business sales during the past periods affected by Covid-related restrictions and was in line with the shape of the cash flows we expected to generate in advance of 2027.

After allowing for central costs and restructuring costs, total Group operating free surplus generation was $1,322 million (2023: $1,372 million).

Total returns to shareholders in 2024 included dividends paid in the period of $552 million and share buyback of $785 million. After allowing for these returns as well as other share repurchases, short-term market gains and currency movements, free surplus at 31 December 2024 was $12.4 billion, broadly stable compared with the start of the year. Excluding distribution rights and other intangibles, free surplus was $8.6 billion (31 December 2023: $8.5 billion on an actual exchange rates basis). The free surplus ratio, defined as Group free surplus (excluding intangibles) plus EEV required capital divided by the EEV required capital, was 234 per cent at the end of 2024 lower than the 242 per cent at the end of 2023, as the Group's share buyback progresses.

21

Expected transfer of value of in-force business and required capital to free surplus for insurance business operations on a discounted basis

The table below shows how the value of EEV in-force business and associated required capital for insurance business operations are projected as emerging into free surplus over future years.

	Total expected emergence	Expected period of conversion of future post-tax distributable earnings and required capital flows to free surplus at 31 Dec					
		1–5 years	6–10 years	11–15 years	16–20 years	21–40 years	40+ years
2024 ($m)	36,270	10,895	6,910	5,002	3,740	7,464	2,259
(%)	100 %	30 %	19 %	14 %	10 %	21 %	6 %
2023 ($m)	35,223	9,897	6,744	4,884	3,749	7,590	2,359
(%)	100 %	28 %	19 %	14 %	11 %	21 %	7 %

Dividend

Reflecting the Group's capital allocation priorities, a portion of capital generation will be retained for reinvestment in organic growth opportunities and for investment in capabilities, and dividends will be determined primarily based on the Group's operating capital generation after allowing for the capital strain of writing new business and recurring central costs. Dividends are expected to grow broadly in line with the growth in the Group's operating free surplus generation, and will be set taking into account financial prospects, investment opportunities and market conditions.

Recognising the strong conviction it had in the Group's strategy, the Board previously indicated that when determining the annual dividend it intended to look through the investments in new business and investments in capabilities and expected the annual dividend to grow in the range 7–9 per cent per annum over 2023 and 2024.

The Board has applied this approach to determining the 2024 second interim cash dividend and has approved a 2024 second interim cash dividend of 16.29 cents per share (2023: 14.21 cents per share). Combined with the first interim cash dividend of 6.84 cents per share (2023: 6.26 cents per share), the Group's total 2024 cash dividend is 23.13 cents per share (2023: 20.47 cents per share), an increase of 13 per cent.

A dividend reinvestment plan (DRIP) will continue to be offered to shareholders on the UK register. A scrip dividend alternative, with the issuance of new ordinary shares on the Hong Kong line only and the dilutive effect neutralised by a share repurchase on the London line, will be offered for the second interim dividend.

Group capital position

The Prudential Group applies the Insurance (Group Capital) Rules set out in the GWS Framework issued by the Hong Kong Insurance Authority (HKIA) to determine Group regulatory capital requirements (both minimum and prescribed levels). The GWS Group capital adequacy requirements require that total eligible Group capital resources are not less than the GPCR and that GWS Tier 1 group capital resources are not less than the GMCR. More information is set out in note I(i) of the Additional financial information.

The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible Group capital resources, the GMCR and the GPCR from these participating funds.

	31 Dec 2024			31 Dec 2023		
	Shareholder	Policyholder*	Total †	Shareholder	Policyholder*	Total
Group capital resources ($bn)	24.8	16.3	41.1	24.3	14.3	38.6
of which: Tier 1 capital resources ($bn)	17.6	1.3	18.9	17.1	1.2	18.3
Group Minimum Capital Requirement ($bn)	5.1	0.7	5.8	4.8	1.1	5.9
Group Prescribed Capital Requirement ($bn)	8.9	11.3	20.2	8.2	11.4	19.6
GWS capital surplus over GPCR ($bn)	**15.9**	**5.0**	**20.9**	16.1	2.9	19.0
GWS coverage ratio over GPCR (%)	**280 %**		**203 %**	295%		197%
GWS Tier 1 surplus over GMCR ($bn)			**13.1**			12.4
GWS Tier 1 coverage ratio over GMCR (%)			**325 %**			313%

* This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in total company results where relevant.

† The total company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework, while the total company GWS Tier 1 coverage ratio over GMCR represents the Tier 1 capital coverage ratio.

As at 31 December 2024, the estimated shareholder GWS capital surplus over the GPCR is $15.9 billion (31 December 2023: $16.1 billion), representing a coverage ratio of 280 per cent (31 December 2023: 295 per cent), comfortably above the Group's risk appetite of 150 per cent as discussed in the capital management section above. The estimated total GWS capital surplus over the GPCR is $20.9 billion (31 December 2023: $19.0 billion) representing a coverage ratio of 203 per cent (31 December 2023: 197 per cent).

22

Operating capital generation in 2024 was $1.3 billion after allowing for central costs and the investment in new business, in addition foreign exchange and other movements were $0.1 billion. These were offset by the payment of external dividends and share repurchases and buybacks which together totalled $(1.4) billion. The shareholder capital surplus over GPCR at 31 December 2024 also reflects a $(0.2) billion adjustment to non-controlling interests following the outcome of the court case in Malaysia discussed at the start of the financial review.

The Group's GWS position is resilient to external macroeconomic movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional financial information, alongside further information about the GWS measure.

The GWS capital surplus set out in the table above includes amounts held within operating entities as well as at Group. The businesses may remit this surplus as dividends provided the local regulatory requirements are met and there are sufficient accounting profits.

Financing and liquidity

Prudential seeks to maintain its financial strength rating with applicable credit rating agencies, which derives, in part, from its high level of financial flexibility to issue debt and equity instruments, which is intended to be maintained in the future. Prudential has substantial headroom to issue debt while remaining within the guidelines set by the credit rating agencies for its current rating of AA-.

Net core structural borrowings of shareholder-financed businesses

	31 Dec 2024 $m			31 Dec 2023 $m		
	IFRS basis	**Mark-to-market value**	**EEV basis**	IFRS basis	Mark-to-market value	EEV basis
Core borrowings of shareholder-financed businesses	**3,925**	**(231)**	**3,694**	3,933	(274)	3,659
Less: holding company cash and short-term investments	**(2,916)**	**–**	**(2,916)**	(3,516)	–	(3,516)
Net core structural borrowings of shareholder-financed businesses	**1,009**	**(231)**	**778**	417	(274)	143
Group leverage ratio (Moody's revised basis)	**13%**			14%		

The total core borrowings of the shareholder-financed businesses were $3.9 billion at 31 December 2024 (31 December 2023: $3.9 billion). The Group had central cash resources of $2.9 billion at 31 December 2024 (31 December 2023: $3.5 billion), resulting in net core structural borrowings of the shareholder-financed businesses of $1.0 billion at end of 31 December 2024 (31 December 2023: $0.4 billion). We have not breached any of the requirements of our core structural borrowings nor modified any of their terms during 2024.

With the exception of a $750 million perpetual note that the Group retains the right to call at par on a quarterly basis, the Group's debt securities have contractual maturities that fall between 2029 and 2033. Further analysis of the maturity profile of the borrowings is presented in note C5.1 to the IFRS financial results.

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group has structures in place to enable access to funding via the medium-term note programme, the US shelf programme (the platform for issuance of SEC-registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes. Proceeds from the Group's commercial paper programme are not included in the holding company cash and short-term investment balance.

Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had $527 million in issue at 31 December 2024 (31 December 2023: $699 million).

As at 31 December 2024, the Group had a total of $1.6 billion of undrawn committed facilities, none of which expire before 2029. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2024.

23

Cash remittances

Holding company cash flow[8]

	Actual exchange rate		
	2024 $m	2023 $m	Change %
Net cash remitted by businesses units	**1,383**	1,611	(14)
Net interest received (paid)	**17**	(51)	n/a
Corporate expenditure	**(253)**	(271)	7
Centrally funded recurring bancassurance fees	**(198)**	(182)	(9)
Total central outflows	**(434)**	(504)	14
Holding company cash flow before dividends and other movements	**949**	1,107	(14)
Dividends paid, net of scrip dividends	**(552)**	(533)	(4)
Operating holding company cash flow after dividends but before other movements	**397**	574	(31)
Other movements			
Redemption of debt	**–**	(393)	n/a
Share repurchases/buybacks	**(860)**	–	n/a
Other corporate activities	**(109)**	226	n/a
Total other movements	**(969)**	(167)	n/a
Net movement in holding company cash flow	**(572)**	407	n/a
Cash and short-term investments at the beginning of the year	**3,516**	3,057	
Foreign exchange and other movements	**(28)**	52	
Cash and short-term investments at the end of the year	**2,916**	3,516	

Remittances from our businesses were $1,383 million (2023: $1,611 million). The remittances in both 2024 and 2023 are net of cash advanced to CPL, our joint venture business in Mainland China, of $(174) million (2023: $(176) million) in anticipation of a future capital injection. The first capital injection was completed in 2024 and the second received regulatory approval in 2025. Remittances were used to meet central outflows of $(434) million (2023: $(504) million) and to pay cash dividends of $(552) million (2023: $(533) million).

Central outflows include net interest received of $17 million (2023: net interest paid $(51) million), which reflects higher interest earned on central cash balances, reflecting current interest rates, less the largely fixed interest payments made on core structural borrowings.

Cash outflows for corporate expenditure of $(253) million (2023: $(271) million) include cash outflows for restructuring costs.

Other cash flow movements included net payments for other corporate activities of $(109) million as we invested in new bancassurance partnerships and purchased the remaining interest in our Nigeria life business (2023: net receipts of $226 million largely relating to the disposal of the Group's remaining investment in Jackson).

Cash used for share buyback and repurchases totalled $(860) million, including $(785) million utilised towards the $2 billion share buyback programme, with the remainder representing associated costs and share repurchases to neutralise the issue of new shares.

The Group will continue to seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service central outflows.

Notes

(1) Based the new RoEV definition using the opening EV balance excluding goodwill and other intangible assets. See section II(ix) Calculation of alternative performance measures: Calculation of return on embedded value within the Additional Information section of this report for further discussion on changes to the EEV RoEV definition.
(2) Based on FY23 NBP adjusted for the lower long-term risk free rate (reduced by 50 bps) applied for Mainland China for FY24 and on a constant exchange rate basis. FY23 remains unchanged at $2.3bn on an actual exchange rate basis.
(3) Adjusted CSM represents the total CSM balance for subsidiaries, joint ventures and associates, net of reinsurance, non-controlling interests and related tax and other adjustments. See note C3.1(b) to the IFRS financial statements for more detail and reconciliation to CSM.
(4) In our segmental disclosure, the tax on our life joint ventures in Mainland China and Malaysia (the Takaful business) and on our associate in India is included within the 'Growth markets and other' segment.
(5) Adjusted release of CSM reflects an adjustment to the release of CSM figure as shown in note C3.2 of the IFRS financial results of $(19) million (2023: $(3) million) for the treatment adopted for adjusted operating purposes of combining losses on onerous contracts and gains on profitable contracts that can be shared across more than one annual cohort. See note B1.3 to the IFRS financial results for more information.
(6) See note II of the Additional unaudited financial information for definition and reconciliation to IFRS balances.
(7) These objectives assume exchange rates at December 2022 and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the same TEV and free surplus methodology will be applicable over the period and no material change to the economic assumptions.
(8) Holding company cash and short term investments in Group head office companies.

24

Segment Discussion

Delivering through our multi-market growth engines

The following commentary provides an overview of each of the Group's segments, together with a discussion of their 2024 financial performance.

Unless otherwise stated, we discuss our performance on a constant currency basis, and, for all new business profit growth rates and changes in new business margin, excluding interest rate and other economic movements. The definitions of the key metrics we use to discuss our performance in this report are set out in the 'Definitions of performance metrics' section later in this document, including, where relevant, references to where these metrics are reconciled to the most directly comparable IFRS measure.

Hong Kong

	Actual exchange rate			Constant exchange rate excluding economics for NBP*
	2024	2023	Change	Change
APE sales ($m)	**2,063**	1,966	5%	5 %
New business profit ($m)	**1,438**	1,411	2%	15 %
New business margin (%)	**70**	72	(2)ppts	7 ppts
Adjusted operating profit ($m)	**1,069**	1,013	6%	5 %
Adjusted operating profit after tax ($m)	**971**	942	3%	3 %
IFRS profit after tax ($m)	**851**	976	(13)%	(13)%

* Excluding interest rate and other economic movements for new business profit and new business margin. All metrics are on a constant exchange rate basis.

In Hong Kong, Prudential is a trusted household brand with a successful agency force. Hong Kong is a relatively high-income market in the context of Asia and our products address the specific and complex needs of the customers across different life stages. Our products include comprehensive health and protection solutions as well as solutions to address customers' wealth accumulation, retirement and legacy planning needs.

Our successful agency force and our strong partnership with Standard Chartered Bank position us well to grow across segments both in the domestic market, which is expanding due to net migration especially of highly educated young professionals, and in the international markets serviced in Hong Kong. The bulk of our distribution is focused on agency and bancassurance partnerships, and we maintain a niche presence in the broker markets. We seek to maintain high-quality new business growth, with strong adherence to prudent sales practices, and are focused on capital and cash efficient long-term products, especially those with health and protection riders.

In the international market, we serve the needs of Mainland China customers, which include diversification of currency and asset class, professional financial advice across a broad product spectrum and access to high-quality medical care available in Hong Kong. Our surveys of potential Mainland China customers report consistent demand for Hong Kong's specialised long-term savings, health and protection products. Including our Macau branch, we are present in all 11 cities[2] in the Greater Bay Area, with a population of over 86 million people[3].

Financial performance

New business profit increased by 15 per cent to $1,438 million, reflecting an increase in APE sales and favourable product mix. This was delivered despite exceptional new business profit growth of 273 per cent in 2023, fuelled by the border reopening after Covid. The APE sales compound annual growth rate over the period from 2022 to 2024 was 98 per cent, the strongest among the top five insurers in the market[4], underpinned by the strength of our distribution, product innovations and the effectiveness of customer campaign design.

Overall, the new business margin for Hong Kong was 70 per cent up 7 ppts before allowing the effects of economics. Both agency and bancassurance channels saw margin improvements, reflecting our continued focus on driving quality distribution and value creation.

In 2024, APE sales for our business in Hong Kong increased by 5 per cent to just over $2 billion, reflecting the solid demand from customers. This exceeded the level of APE sales recorded in 2019, prior to the impact of Covid. Our Hong Kong business has demonstrated improving momentum during the year and achieved consecutive quarter-on-quarter APE sales growth throughout 2024 and double-digit growth in the second half of 2024 compared to the corresponding period in the prior year. Health and protection mix increased in the year and made up 19 per cent of total APE sales in 2024 (2023: 16 per cent).

Our domestic customer segment delivered 34 per cent APE sales growth year on year, thanks to the successful execution of our retirement product campaign. APE sales to our Mainland China customer segment were (11) per cent lower, impacted by the strong comparator in the first half of 2023 as previously highlighted. Momentum accelerated in the second half, with APE sales growing at 16 per cent against the first half and 18 per cent higher than the equivalent period in the prior year. Overall the number of new policies increased by 15 per cent year on year and grew faster than APE sales growth.

Agency new business profit was (1) per cent lower than the prior year, reflecting a similar marginal decline in APE sales, given the exceptional outperformance in the comparative period after the border reopened in the first quarter of 2023. We have seen a strong return in the second half

25

with new business profit growing by 4 per cent year on year and 23 per cent higher than the first half. This is supported by the strong agency recruitment momentum with over 5,000 new recruits in 2024. This includes scaling up our quality recruitment programme PRUVenture to over 1,800 new recruits in 2024, doubling the number from 2023. These efforts have led to average monthly active agents increasing by 15 per cent compared with 2023. On the digital side, APE sales facilitated by PRULeads doubled in 2024 versus 2023, proving the effectiveness of using PRULeads to drive agent productivity and activity.

Our bancassurance channel delivered significant growth with new business profit up 54 per cent, driven by an increase in APE sales and positive product mix effects. The proportion of APE sales comprising health and protection products increased from 5 per cent in 2022 to 13 per cent in 2023 and further increased to 18 per cent in 2024. Of the overall bancassurance APE sales, around 67 per cent were from 'new to insurance' customers. Furthermore, we enhanced our bancassurance channel by integrating the middle offices of both our bancassurance and broker businesses and developing a brokerage strategy with a strong emphasis on quality growth.

Additionally, we generated $86 million new business profit from health business, covering more than 550,000 in-force customers.

In Hong Kong, adjusted operating profit was $1,069 million, up 5 per cent as new business growth compounded leading to higher CSM amortisation. Growth was dampened by our active capital management actions, with local capital surplus being remitted to the centre leading to lower investment returns being earned by this segment.

The IFRS profit after tax for our Hong Kong business was $851 million, lower than 2023 ($976 million on an actual exchange rate basis), due to higher short-term unrealised losses on bonds and higher discount rates applied to our stand-alone protection business following increases in interest rates in 2024.

Indonesia

	Actual exchange rate			Constant exchange rate excluding economics for NBP*
	2024	2023	Change	Change
APE sales ($m)	**262**	277	(5)%	(2)%
New business profit ($m)	**145**	142	2%	7%
New business margin (%)	**55**	51	4 ppts	5 ppts
Adjusted operating profit ($m)	**268**	221	21%	26%
Adjusted operating profit after tax ($m)	**218**	172	27%	32%
IFRS profit after tax ($m)	**181**	156	16%	21%

* Excluding interest rate and other economic movements for new business profit and new business margin. All metrics are on a constant exchange rate basis.

In Indonesia, we are among the top three life insurers[1] in both the conventional and Syariah markets. Our agency force is the largest by market share. It also has a rapidly growing bancassurance channel that has historically been focused on the upper affluent segment through international bank partners such as Standard Chartered and UOB.

Prudential Indonesia has been proactive in managing the significant challenges in the health market due to rising medical inflation. Starting in 2023, we implemented annual repricing actions, which have led to growth in health new business profit and improved claims experience. Additionally, the introduction of a first in market claims-based pricing proposition, which offers both flexibility and protection for our clients, demonstrates our commitment to creating more resilient customer-centric solutions.

Our dedicated Syariah entity launched a dynamic strategy specifically designed to address the underserved Muslim population. We are well positioned to meet the growing demands for Syariah solutions and support the growth of this community and economy. As a testament to our Syariah strategy, Prudential signed a new partnership with BSI, the largest Syariah bank in Indonesia by assets, in September 2024. This new partnership provides access to 20 million customers, for whom we will develop and deliver new Syariah-compliant solutions. We are moving quickly to develop working relationships and activation plans as part of this partnership. We expect it to be an important key growth engine for the future of this business with sales volumes developing during 2026.

Financial performance

Overall new business profit grew 7 per cent compared with the prior year, reflecting strong sales performance in the agency channel during the second half of the year and growth in the bancassurance channel throughout the year. The growth benefited from a shift to more profitable traditional, non-investment-linked, business including health. Health new business profit grew by 45 per cent year on year, improving health's overall contribution to new business profit to 54 per cent, and increasing Indonesia's focus on traditional business.

In the first half of 2024, our agency business encountered several short-term challenges, particularly in the health sector, leading to a sales lag. However, the second half of the year saw a substantial recovery, with the number of active agents increasing 44 per cent, agency APE sales increasing by 91 per cent and new business profit rising by 122 per cent all compared to the first half of the year. This strong performance is also evident when compared with the same period last year, with APE sales growing by 19 per cent year on year and new business profit by 28 per cent over the same period. As a result, the agency channel grew new business profit by 5 per cent in 2024 and agency productivity increased by 21 per cent in 2024.

APE sales through the bancassurance channel grew by 43 per cent, accompanied by a 14-point increase in new business margin, which resulted in an increase in new business profit through the bancassurance channel of 131 per cent for the year. This performance is driven by strong sales of investment-linked products, the launch of revamped traditional endowment products, and UOB's acquisition and integration of Citibank's Indonesian operations. As a result, this channel's market share rose considerably and is now within the top ten bancassurance players.

Prudential Indonesia is also focused on creating value through improving efficiency. We are implementing operational transformation to enhance our process and controls as well as servicing capability for both customers and the sales force. This includes the expected deployment of PRUServices, our enhanced digital services platform, with a view to enhancing customer loyalty. Additionally, we are intensifying efforts in new

26

customer acquisition by diversifying customer propositions and implementing leads management capabilities, utilising PRUForce, our agency digital platform.

The adjusted operating profit for Indonesia increased by 26 per cent to $268 million in 2024 as operating performance moved closer to expectations leading to an improvement in experience variances. The IFRS profit after tax in 2024 was $181 million for the period (2023: $156 million) with the increase in adjusted operating profit partially offset by the adverse effect of higher interest rates on bond values and insurance liabilities (to the extent these are recognised in the income statement rather than the CSM).

Mainland China – CITIC Prudential Life (CPL)

	Actual exchange rate			Constant exchange rate excluding economics for NBP*
	2024	2023	Change	Change
APE sales ($m)	**464**	534	(13)%	(12)%
New business profit ($m)	**111**	222	(50)%	7%
New business margin (%)	**24**	42	(18)ppts	9 ppts
Adjusted operating profit ($m)	**363**	368	(1)%	–%
Adjusted operating profit after tax ($m)	**363**	368	(1)%	–%
IFRS profit (loss) after tax ($m)	**159**	(577)	n/a	n/a

Amounts included in the table above represent the Group's 50 per cent share.

* Excluding interest rate and other economic movements for new business profit and new business margin. All metrics are on a constant exchange rate basis.

Prudential's life business in Mainland China , CITIC Prudential Life (CPL), is a 50/50 joint venture with CITIC, a leading Chinese state-owned conglomerate. It benefits from the strong brands of both shareholders with a multi-distribution platform offering a diverse set of products to meet customers' needs.

CPL will celebrate its 25th year of operation in 2025 and operates with an extensive footprint across 23 branches covering 102 cities. In Mainland China, we are focused on the affluent and advanced affluent segments of the market where individuals typically have more resilient personal income levels, which are still significantly underpenetrated. We have a high-quality agency force as well as an extensive network of 62 bancassurance partners with access to over 5,200 branches across Mainland China. We expect that the changes in bancassurance regulations will provide CPL with further opportunities to grow its bank channel in particular. The broad reach of our banking partners and the focus of our agency business capabilities in the affluent and advanced affluent segments means that we are able to access the portion of the population that is likely to generate quality new business growth as consumer sentiment recovers. We expect that this growth will be largely in the form of health and protection, long-term policyholder participating savings products and pensions.

In 2024, our business in Mainland China has adapted its business model and operations to a number of new regulatory requirements, including transitioning to new capital rules, as well as to the downward trends in interest rates. Our focus is on delivering high-quality new business as we actively rebalance our product mix while maintaining prudent risk management. We have continued to target agent recruitment, as well as improving penetration of our bank partners' customer bases. As previously announced, Prudential has made a further RMB 1.25 billion ($174 million) cash contribution to increase the capital of CPL, with its joint venture partner contributing an equal amount. CPL's 2024 local comprehensive solvency ratio, assuming the second capital contribution had occurred at the end of the year, would be 258 per cent, well in excess of regulatory requirements.

The business continues to focus on quality growth whilst prudently managing risk given the continuing low interest rate environment in Mainland China. The Group manages the risk of its net investment position through holding derivatives to mitigate the effect of a further decrease in interest rates. While we remain cautious about the momentum for the business in 2025, we believe that, after the changes the business is making, for example in terms of products, we will be well placed to take advantage of improving macroeconomic conditions and customer confidence as they develop.

Financial performance

New business profit increased by 7 per cent, driven by the favourable product mix, which contributed to the new business margin increasing by 9 percentage points. CPL has shifted its product mix by pivoting towards higher margin annuity and longer premium payment-term participating business, while continuing to comply with the effects of the 2023 regulatory guidance on expense control for the bancassurance channel. In addition, consistent with the rest of the industry, a series of re-pricing actions were implemented over the year mainly due to falling bond yields. While these market factors contributed to an overall fall in APE sales of (12) per cent, within this, we saw growth from our renewed focus on participating and health and protection products with their contribution to total APE sales increasing by 10 percentage points and five percentage points, respectively, compared with the prior year.

In the bancassurance channel and other channels, CPL has shifted to higher value, less capital intensive business that is more resilient to the current economic environment. While bancassurance APE sales for 2024 were lower than the prior year, momentum noticeably improved in the second half of 2024, as CPL and its bank partners gradually adapted to the regulatory guidance on expense control for the bancassurance channel implemented in late 2023. As a result APE sales for the second half of 2024 increased by 20 per cent compared with the same period in the prior year. Bancassurance new business margins increased by 19 percentage points, driven by a favourable product mix of health and protection and retirement products. As a result, new business profit in bancassurance and other channels was up 28 per cent.

Agency business saw a (24) per cent decline in APE sales, which were impacted by product regulatory changes that had boosted sales in 2023. Sales across the year were weaker as the effect of the product shift away from interest-rate-based savings products took effect. Management continues to focus on shifting the product mix in agency towards higher value products, with APE sales of participating products growing year on

27

year. The improvement in product mix helped new business margins increase by 9 percentage points, partially offsetting the fall in sales volumes, with new business profit (11) per cent lower.

The adjusted operating profit before tax for CPL was $363 million, broadly flat in comparison to the prior year. Growth was constrained as lower amounts were added to CSM from new business given the challenging sales environment in recent periods. The segmental IFRS profit for the year was $159 million compared to a loss of $(577) million in 2023, largely as a result of improved equity returns and longer asset duration in 2024 contributing to a reduction in the level of short-term market driven fluctuations.

CPL is accounted for as a joint venture in the Group accounts. Hence the Group's balance sheet includes a single line of $0.9 billion being the Group's share of CPL's shareholders' equity. This represents 5 per cent of the Group's shareholders' equity.

Malaysia

	Actual exchange rate			Constant exchange rate excluding economics for NBP*
	2024	2023	Change	Change
APE sales ($m)	**406**	384	6 %	6 %
New business profit ($m)	**160**	167	(4) %	(4) %
New business margin (%)	**39**	43	(4)ppts	(4)ppts
Adjusted operating profit ($m)	**338**	305	11 %	11%
Adjusted operating profit after tax ($m)	**264**	237	11 %	12%
IFRS profit after tax ($m)	**296**	257	15 %	16%

* Excluding interest rate and other economic movements for new business profit and new business margin. All metrics are on a constant exchange rate basis.

In 2024, we celebrated 100 years of our Malaysian operations. Today, we are a leading life insurer in the conventional market and the largest Takaful operator[1] making Prudential one of the largest life insurance providers in the country[1]. In 2024, we increased our market share and outgrew the industry, based on relevant Malaysia market metrics, despite a challenging environment by developing new solutions to meet our customers' health and savings needs, while taking proactive actions to manage our medical book amid high medical inflation.

In Malaysia, our diversified distribution network includes our premier agency force and our bank partnerships with Standard Chartered Bank, UOB and Bank Simpanan Nasional.

In July, we launched our pioneering claims-based pricing proposition, aimed at managing the rising medical inflation while improving health outcomes for our customers. We also launched a first-in-market gender-specific critical illness proposition to address the different protection needs of our customers.

These customer-centric innovations led to our operations being honoured at the Insurance Asia Awards 2024 and being named 'International Life Insurer of the Year – Malaysia' and 'New Takaful Insurance Product of the Year'.

The health market in Malaysia has continued to face rising medical costs, driven by escalating medical treatment costs and increased incidences of hospitalisation. We are leading the market in responding to this environment. We were the first to introduce a rigorous and consistent repricing programme while seeking to mitigate the impact on customers by addressing the underlying causes of the increase in expense. For example, we have partnered with Google Cloud on the pilot launch of MedLM, a generative AI fine tuned for the healthcare industry, to improve the accuracy and efficiency of managing medical insurance claims. These actions seek to protect customer value and the value of our medical portfolio amid high medical inflation.

Our health strategy has positioned us to respond swiftly to the recent announcement by Bank Negara Malaysia on the new medical repricing guidelines to cap premium increases. Our capabilities, as highlighted above, provide resiliency and a competitive advantage for us as we address this challenging environment.

In July 2024, the Federal Court of Malaysia overturned the previous rulings of the High Court and the Court of Appeal in Prudential's favour in an ongoing series of litigation with a minority partner. The Group has continued to consolidate its Malaysian conventional life subsidiary and the decision has no impact on the business at an operational level. The metrics in the segment table above reflect the fully consolidated results (i.e. before non-controlling interest impacts) of the conventional life business subsidiary (Prudential Assurance Malaysia Berhad or PAMB) and 49 per cent of the Takaful joint venture.

Prudential owns 51 per cent of the ordinary shares of the holding company of PAMB and a 49 per cent share in the Takaful joint venture.

Financial performance

New business profit for 2024 was (4) per cent lower compared with the same period in the prior year, despite APE sales in the same period being up 6 per cent. Margins were lower given the channel mix shift in the period.

Agency APE sales declined by (2) per cent and new business profit declined by (7) per cent in 2024, given the initial impact of the repricing actions referred to above. We saw significantly improved momentum in the second half of 2024, with APE sales in that period 32 per cent higher than the first half. Despite the drop in sales volume for the year, our new business profit per active agent increased by 1 per cent, largely driven by growth from our top performing agents. Our Million Dollar Round Table (MDRT) qualifiers grew 9 per cent as we continue to focus on building professional agencies supported by high adoption of our digital tools PRUForce and PRULeads. We expect to see the benefits of our management actions in both the quality and affordability of health products sold in Malaysia during 2025.

The agency industry as a whole faced multiple challenges in 2024 ranging from a shrinking recruitment pool to a persistent increase in medical inflation affecting premium rates. We continued to intensify our efforts to attract quality new agents by revamping our recruitment proposition

28

and using social media platforms for targeting talent. We have launched a comprehensive training programme to equip our agents with the necessary knowledge and tools to effectively engage our customers.

APE sales through the bancassurance channel grew 12 per cent, driven by higher sales through Standard Chartered, as a result of our consistent focus on driving incremental protection business, and increased customer penetration in Bank Simpanan Nasional in Takaful. New business profit grew 20 per cent driven by higher APE volume as well as margin improvement from our continuous efforts in driving protection sales from Standard Chartered and UOB.

The adjusted operating profit for our business in Malaysia increased from $305 million (actual exchange rate) to $338 million, primarily driven by a higher net investment result due to the increase in the underlying investment funds and an improved asset mix.

The IFRS profit after tax for our business in Malaysia increased from $257 million to $296 million reflecting, in part, positive equity performance in the year.

Singapore

	Actual exchange rate			Constant exchange rate excluding economics for NBP*
	2024	2023	Change	Change
APE sales ($m)	**870**	787	11%	10%
New business profit ($m)	**557**	484	15%	12%
New business margin (%)	**64**	61	3 ppts	1 ppts
Adjusted operating profit ($m)	**693**	584	19%	18%
Adjusted operating profit after tax ($m)	**594**	493	20%	20%
IFRS profit after tax ($m)	**566**	512	11%	10%

* Excluding interest rate and other economic movements for new business profit and new business margin. All metrics are on a constant exchange rate basis.

In Singapore, we are one of the market leaders in health and protection, savings and investment-linked plans[1]. We have been serving the financial needs of Singapore residents for more than 90 years, delivering a suite of product offerings and professional advice through our network of agents and financial advisers and our bank partners. Through our two strategic partners, UOB and Standard Chartered Bank, we gain access to the retail, commercial banking and high-net-worth customer base of two established banks in Singapore.

We remain focused on our customers and seek to address their needs across the different stages in their lives. In the affluent segment, we offer comprehensive health and retirement solutions. We are one of the key players in the integrated Shield market (private health insurance coverage that integrates with the national MediShield Life scheme) and continue to explore innovative partnerships with healthcare and technology providers to enhance our offerings. For the younger generation, we continually improve our investment-linked propositions and expand options for ESG-themed investments for customers.

In Prudential Financial Adviser (PFA), our financial advisory firm, which was set up in 2023, our advisory force grew over 90 per cent to 1,020 members at end of 2024. PFA offers holistic financial advisory services, including general insurance and wealth solutions, in addition to Prudential's core solutions in whole and term life, health and protection, savings, retirement and employee benefits.

We received external recognition by winning No.1 Insurer The Straits Times Singapore's Best Customer Service 2024/25 survey for the second year in a row.

Financial performance

In 2024, we rebounded strongly from the previous year, achieving solid growth in sales and new customers as the Singapore economy continued to improve. Overall new business profits grew by 12 per cent to $557 million, above the growth in APE sales. The improvement in new business margin reflects our discipline in managing product mix and staying at the forefront of product innovation.

Individual health and protection APE sales mix has remained stable, while there has been an increase in the proportion of APE sales that are investment-linked policies. Responding to market interest, we refreshed our unit-linked proposition in 2024 and will continue to improve and expand our offerings in 2025. We also launched our Index Universal Life solutions to extend our legacy planning solution to the high-net-worth space. The product has seen robust sales, particularly in the second half of 2024, driving a 30 per cent increase in single premium sales in the bancassurance channel over last year.

Shield APE sales grew 5 per cent over last year. We remain disciplined in managing the profitability of the portfolio and continue to pursue innovative product features and value-added services.

New business profit from the agency and financial advisory channel improved by 10 per cent in the year, driven by volume growth. The channel continues to deliver strong new business margins, with approximately two-thirds of new business profit being health and protection solutions.

At the end of 2024, our agency force and financial advisers stood at over 5,400. Our number of eligible agency MDRT members remained stable at over 25 per cent of total agents in 2024. We continue to drive quality recruitment through attractive programmes such as PruApprentice, which provides university graduates opportunities to establish a career in the financial sector through exposure to both agency and corporate settings.

New business profit from the bancassurance channel grew 18 per cent over the year, having largely recovered from the decline in 2023. Customer demand for our unit-linked solutions has remained strong, and the product contributed to a third of the business sold through the bank channel.

29

Adjusted operating profit for our business in Singapore increased by 18 per cent to $693 million, following underlying growth in the CSM from new business and improvements in the level of future profit expected given operating actions and performance in the period.

The IFRS profit after tax for our Singapore business was $566 million compared with $512 million in 2023 on an actual exchange rate basis. The uplift from adjusted operating profit has been largely offset by the negative impact from higher interest rates in the year. These increases reduce the present value of future expected protection profits (recognised as an asset on the balance sheet) and the value of bonds backing shareholders' equity.

Growth markets and other

	Actual exchange rate			Constant exchange rate excluding economics for NBP*
	2024	2023	Change	Change
APE sales ($m)	**2,137**	**1,928**	11%	16%
New business profit ($m)	**667**	**699**	(5)%	7%
New business margin (%)	**31**	**36**	(5)ppts	(3)ppts
Adjusted operating profit ($m)	**688**	**746**	(8)%	(4)%
Adjusted operating profit after tax ($m)	**531**	**594**	(11)%	(7)%
IFRS profit after tax ($m)	**503**	**775**	(35)%	(33)%

* Excluding interest rate and other economic movements for new business profit and new business margin. All metrics are on a constant exchange rate basis.

Our growth markets and other segment incorporates our life businesses in Thailand, Vietnam, the Philippines, Cambodia, Laos and Myanmar in the ASEAN region, as well as those in India, Taiwan and Africa.

Our growth markets and other segment delivered new business profit of $667 million representing growth of 7 per cent and it remains the second largest segment in the Group. APE sales grew 16 per cent to $2,137 million.

There was a fall in overall new business margin as a result of country mix with a lower proportion of sales from Vietnam given the market-wide disruption following regulatory change.

The adjusted operating profit for the segment was down (4) per cent to $688 million, with higher adjusted operating profit in Taiwan following recent business growth being more than offset by lower profits in Vietnam following a fall in the CSM balance from lower levels of new business and adverse persistency and economics.

The IFRS profit after tax and adjusted operating profit for the 'Growth markets and other' segment includes the tax charge on the profits/losses for the three life joint ventures and associates in Mainland China, India and Malaysia (Takaful business), respectively. The overall tax benefit for these entities from large investment losses seen in 2023 has not been repeated given the more muted short-term market effects in 2024. Accordingly IFRS profit after tax for the segment fell by (33) per cent to $503 million in 2024.

A detailed discussion of new business performance by key businesses is presented below.

Thailand

In Thailand, we continue to focus on our bancassurance channel complemented by other distribution channels including digital, agency, direct marketing and brokerage. Our bancassurance channel continues to perform strongly, delivering APE sales growth of 29 per cent compared with the prior year. This is supported by a successful onboarding of the CIMB bancassurance partnership. We retained our top three position in bancassurance sales in the market.

Overall APE sales increased by 27 per cent to $308 million, driven by the introduction of a number of new products, including a newly launched version of our Global Index Linked savings product. This product targets the needs of affluent clients that are seeking to grow their wealth to achieve their life goals and plan for their retirement. The increase in APE sales has led to increased new business profit in the period.

Vietnam

Prudential is one of the leading life insurance companies in Vietnam, which has the third-largest population in ASEAN, and operates with diversified distribution strategy across multiple channels. APE sales declined (35) per cent to $121 million, against an overall market decline of (14) per cent, with the market continuing to face disruption including recent and ongoing regulatory change. New business profit in Vietnam fell in the period reflecting the decrease in APE sales.

We continue to focus on quality customer outcomes with industry-leading quality standards, compliant with, or more stringent than, the new Insurance Business Law. While disruption is expected over the short term, we believe the market will regain its growth momentum as customer confidence is restored. There remains significant opportunity to meet the structural demand for savings and protection solutions due to low market penetration and a significant protection gap.

APE sales through the agency channel declined (26) per cent, reflecting headwinds from weak consumer sentiment. We have a sizeable professional agency force in Vietnam with high level of agents qualifying for MDRT status in 2024. We continue to invest in our agency force to support our long-term quality growth ambitions and to professionalise it further through training and development.

Regulatory actions aimed at addressing weak consumer confidence in the industry meant we continued to face challenges in the bancassurance market in 2024. APE sales declined (52) per cent in 2024. We are working closely with our Vietnam bank partners to drive quality sales that address customer needs through training and better processes and continue to see the opportunity to increase penetration rates in our strategic bank partners. Our partners include an exclusive partnership with Vietnam International Bank, and we recently added HSBC as a partner with a focus on targeting customers in the urban wealth segment. Sales momentum improved in the second half relative to the first, assisted by our

30

support to bank partners to increase the penetration of target quality segments. Long term we see Vietnam as a market with substantial potential.

The Philippines

We have a top three market position in the Philippines with 15 per cent market share by weighted new business premium, based on the latest available market data. This reflects the core strength of our leading agency force, which is the largest in the market, and our extensive range of propositions to meet our customers' savings and protection needs.

APE sales of $164 million were (4) per cent lower than the prior year, largely due to strong competition for our quality agents. We saw an agency headcount reduction in the first half of 2024, and we have responded strongly by taking steps to retain and recruit quality new talent and increase agent productivity. These efforts resulted in a 16 per cent increase in APE sales during second half of 2024 against the prior year, including record sales in the final quarter. Notably sales quality has remained high, with the individual health and protection mix at 24 per cent of APE sales, and regular premium business accounting for over 95 per cent of business written. New business profit in the Philippines fell in the period, reflecting the decrease in APE sales.

Going forwards, we will continue to strengthen our distribution network through onboarding and nurturing high-quality agents, as well as continuing to promote a seamless customer experience through offering comprehensive solutions.

India

ICICI Prudential Life, of which we currently hold 22 per cent, is among the top-four private life insurance companies in India and is listed on the National Stock Exchange (NSE) and Bombay Stock Exchange (BSE) in India. We have a well-diversified distribution network enabling the company to reach a wider cross-section of customers to drive growth. Our diverse distribution network comprises more than 200,000 agents including the addition of 68,000 new agents in 2024 and 46 bank partnerships with access to more than 22,000 bank branches.

APE sales in India grew 20 per cent in 2024 to $276 million, driven by strong double-digit growth in both agency and bancassurance channels. We believe this shift in market dynamics is likely to persist in the near term. Through the '3C' framework – Customer centricity, Competency and Catalyst, ICICI Prudential Life will continue to deliver sustainable new business profit by balancing business growth, profitability and risk and prudence.

Taiwan

Taiwan is the fifth-largest life insurance market in Asia[1], with a population of 24 million. Prudential is a leading insurance company in Taiwan among foreign players and increased APE market share to 8.0 per cent in 2024 compared to 7.6 per cent in 2023.

Our business in Taiwan provides solutions for long-term savings and protection to our target market segments. During the year we have continued to broaden the distribution of our participating product suite. High-net-worth individuals remain a key customer segment for Prudential Taiwan with over 7,200 new customers acquired from this segment in 2024 (an increase of 34 per cent compared with 2023).

In Taiwan, APE sales grew by 26 per cent to $1,092 million in 2024, through a diversified channel mix of bancassurance and brokerage. We delivered a strong performance through our local bank partners, supported by key product campaigns and initiatives. Our offering of tailored solutions to fulfil specific customer needs across saving, protection and medical and across different life stages and currencies has contributed to our growth. This increase in sales volumes, together with the positive product mix effects, drove a significant increase in new business profit in the period.

Africa

Despite macroeconomic uncertainties and, in particular, high inflation, APE sales for Africa grew by 16 per cent to $146 million in 2024, with double-digit growth in both agency and bancassurance sales. Six out of our eight life businesses delivered double-digit growth in new business profit in the year. This resulted from an improved channel and product mix, as well as the growth in APE sales.

In Africa, Prudential has an established agency force with over 530 agents who qualified for Million Dollar Round Table membership. In addition, Prudential Africa has added four new bank partners in the year, giving us access to nearly 1,600 bank branches in total. We expanded our Standard Chartered relationship to a further two countries completing the rollout to our core markets.

We will continue to focus our investment and capital on large markets in which we see long-term attractive returns. In line with our strategy, we successfully acquired full ownership of Prudential Zenith Life Insurance Limited Nigeria in 2024.

Eastspring

	Actual exchange rate			Constant exchange rate
	2024	2023	Change	Change
Total funds under management ($bn)	**258.0**	237.1	9%	12%
Adjusted operating profit ($m)	**304**	280	9%	10%
Fee margin based on operating income (bps)	**30**	31	(1) bps	(1) bps
Cost/income ratio (%)	**52**	53	1ppts	1ppts
IFRS profit after tax ($m)	**264**	254	4%	5%

Eastspring is the Group's asset management company. We are uniquely positioned with one of the widest footprints among asset management companies in Asia through our operations in 11 key markets. Eastspring has $258.0 billion funds under management or advice (referred collectively as funds under management or FUM) including $148.5 billion funds under management on behalf of the Prudential Group with the balance managed for external third parties.

31

Investment performance: Delivering excellence for our clients Over the past year, we have seen 60 per cent of FUM outperform their benchmarks, a notable improvement from 44 per cent in 2023. On a three-year basis, 61 per cent of FUM outperformed their benchmark (2023: 50 per cent). This improvement can largely be attributed to the efforts of our investment teams. Notably, the Multi Asset Portfolio Solutions (MAPS) team implemented platform improvements and process enhancements in early 2024, leading to 95 per cent of MAPS portfolios outperforming their benchmark over one year. Our fixed income strategies continued to demonstrate consistent strong results while our equity strategies also improved. Delivering strong investment returns for clients is at the heart of everything we do. The arrival of a new Chief Investment Officer in mid-2024 has accelerated the development and execution of plans to further strengthen existing capabilities and develop new opportunities. This includes building one unified regional investment platform which has enabled us to nurture and draw on expertise and research from our teams across markets for better market insights and investment decision-making. Eastspring's investment expertise and performance have been well recognised with over 70 industry accolades in 2024, including 19 Lipper Fund awards, 13 Asset Benchmark Research accolades and eight Asia Asset Management Best of the Best awards. Client-first: Sharpen, focus and scale We continued to strengthen and deepen our relationships with third-party clients and with other Prudential Group businesses, providing them with advice through the most dynamic of environments. Our focus on clients has led to good success, particularly in our wholly-owned retail business, which achieved record net inflows of $2.9 billion. This marks our best performing year since 2015 for our wholly-owned retail business. Notably, our Japan, Thailand and Taiwan businesses delivered impressive net flows. While we saw strong gross flows across the organisation, our overall net flow was challenged by several one-off institutional outflows. The appointment of our new Chief Distribution Officer in March 2024 has greatly shaped our global distribution strategy, which drives our client-first approach. To ensure we remain attuned to our clients’ voices and needs, we conducted our first global NPS survey for third-party clients, which yielded promising results. We also introduced our High Conviction strategies, a selection of carefully curated regional products designed to meet clients’ investment goals and align with our current investment outlook. Stewardship and materiality: Through the Eastspring lens Our leadership extends to responsible investment and governance. Our proprietary ESG integration tool, the ESG Visualiser (ESGV), is now available across Eastspring’s investment teams. We have also deepened our climate strategy to seize investment opportunities and address the climate investing gap. This includes the development of an industry best-practice standard, the Eastspring-Prudential 'Framework for Investing in Climate Transition in the Capital Markets', endorsed by the Climate Bonds Initiative. Currently, we are creating solutions based on this framework using our particular insights as an asset manager that operates in Asia and Africa. Our efforts have been recognised by industry organisations, such as the Asia Investor Group for Climate Change (AIGCC). We have also been selected to co-chair the AIGCC Just Transition working group in 2025, further establishing us as thought leaders in climate investment. Joint venture growth initiatives As at 31 December 2024, Eastspring FUM includes $51.5 billion that represents our 49 per cent share in funds managed by ICICI Prudential Asset Management Company (IPAMC) in India and $11.5 billion that represents our 49 per cent share in funds managed by CITIC-Prudential Fund Management Company Limited (CPFMC) in China. In India, during 2024 IPAMC serviced more than 10 million customers across over 300 locations. It is the second largest asset manager by FUM with more than 12 per cent market share5 as at 31 December 2024. In the year to 31 December 2024, our 49 per cent share of the profit after tax reported by the business was $146 million, up 31 per cent year on year. Direct business customer numbers grew by over 35 per cent year on year to 4.2 million and constitute 30 per cent of IPAMC's overall customer base at 31 December 2024. In China, CPFMC strengthened its distribution capabilities. In addition to 76 new institutional clients, its retail client base exceeded 9.1 million customers, of which 1.38 million were newly acquired. Investment performance was strong in 2024, with 21 products receiving five-star ratings and 17 products ranking among the top 20 per cent in their respective investment categories. 32

Financial performance

	Actual exchange rate			Constant exchange rate
	2024	2023	Change	Change
	$m*	$m*	%	%
External funds under management ($bn)	**108.2**	94.2	15	19
Funds managed on behalf of M&G plc ($bn)	**1.2**	1.9	(37)	(33)
External funds under management ($bn)	**109.4**	96.1	14	18
Internal funds under management ($bn)	**115.4**	110.0	5	8
Internal funds under advice ($bn)	**33.2**	31.0	7	11
Total internal funds under management or advice ($bn)	**148.6**	141.0	5	9
Total funds under management or advice ($bn)	**258.0**	237.1	9	12
Total external net flows†	**6,499**	4,054	n/a	n/a
Analysis of adjusted operating profit				
Retail operating income	**414**	353	17	19
Institutional operating income	**333**	347	(4)	(3)
Operating income before performance-related fees	**747**	700	7	8
Performance-related fees	**–**	(2)	n/a	n/a
Operating income (net of commission)	**747**	698	7	8
Operating expense	**(385)**	(372)	(3)	(4)
Group's share of tax on joint ventures' adjusted operating profit	**(58)**	(46)	(26)	(29)
Adjusted operating profit	**304**	280	9	10
Adjusted operating profit after tax	**275**	254	8	10
Average funds managed by Eastspring	**249.3**	225.9	10	11
Fee margin based on operating income	**30bps**	31bps	(1) bps	(1) bps
Cost/income ratio	**52%**	53%	1 ppts	1 ppts

* Unless otherwise stated.
† Excluding funds managed on behalf of M&G plc.

Eastspring's total funds under management (FUM) increased by 9 per cent to $258.0 billion (31 December 2023: $237.1 billion on actual exchange rate basis), reflecting favourable market movements, and net inflows from third parties and the Group's life business. In 2024, there was a shift in overall asset mix from bonds and multi-assets to equity funds, while the overall assets remain well diversified across both clients and asset classes.

Third-party net inflows (excluding money market funds and funds managed on behalf of M&G plc) were $6.5 billion (2023: $(4.1) billion) with net inflows into higher margin retail funds being partly offset by institutional net outflows. The expected redemption of funds managed on behalf of M&G plc has been completed with further net outflows of $(0.7) billion in 2024. Net inflows from Prudential's life business were $5.2 billion, more than doubling that of the prior year (2023: $2.3 billion).

The average FUM grew by 11 per cent, comparable with the 10 per cent growth in Eastspring's adjusted operating profit. 2024's adjusted operating profit of $304 million includes a $22 million (2023: $22 million) net investment gain, reported within operating income before performance-related fees, on shareholders' investments including seed capital. Excluding the gains on shareholders' investments from both periods, operating profit was 11 per cent higher. There was an improvement in the cost/income ratio, as revenue growth outpaced a moderate increase in costs. Fee margin fell slightly from the prior year, due to margin compression in India given strong inflows and FUM growth.

Notes
(1) As reported at full year 2024 unless otherwise specified. Sources include formal (eg competitors results release, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, retailed weighted received premium, full year premium or weighted first year premium) or gross written premium depending on availability of data. Hong Kong ranking based on APE sales. Rankings in the case of Mainland China, Taiwan and Myanmar are among foreign insurers, while for India they are among private companies. Markets based on eleven months ended November 2024: Thailand, nine months ended September 2024: Mainland China, Hong Kong, Malaysia, Uganda (Africa), three months ended March 2024: PPMZ (Africa), and full year 2023: Laos, Zambia (Africa), Ghana (Africa), Nigeria (Africa) and Kenya (Africa).
(2) Source: The Guangdong-Hong Kong-Macao Greater Bay Area Development Office.
(3) Source: Swiss Re Institute.
(4) Compound annual growth rate for APE sales in 9-month period to 30 September 2024 from the 9-month period to 30 September 2022, compared with top-5 insurers in the market as at 30 September 2022.
(5) Source: AMFI.

33

Risk review Thoughtful risk management through advocating the interests of our people, customers, regulators and shareholders 1 Introduction Prudential’s Group Risk Framework, risk appetite and robust governance have enabled the business to manage and control its risk exposure throughout market volatility and uncertainty in 2024 to support the Group’s strategy of delivering sustainable value for all our stakeholders. As Prudential focuses on executing its strategy across Asia and Africa, the Group-wide Risk, Compliance and Security (RCS) function has continued to provide risk advice, recommendations and assurance. It also engages with Prudential’s Group-wide supervisor, the Hong Kong Insurance Authority (Hong Kong IA), on critical activities, while overseeing the risks and implications to the ongoing business with the goal of ensuring that the Group remains within its approved risk appetite. Our risk strategy places strong emphasis on thoughtful risk management as a core mission statement, outlining four essential strategic pillars covering stewardship, agile and robust risk management, effective systems of governance and compliance, and value-add mindset. This is also supported by three enablers including standardisation and simplifications of controls and processes, timely access to data and increased use of technology and analytics, and building capabilities at scale. The Group effectively leverages its risk management, compliance and security experience in more mature markets, applying it appropriately to its growth markets. The manner and extent of their application take into account their specific risks and the extent of their challenges under complex operating environments, and are reflective of opportunities, customer issues and needs, and local customs. Prudential will continue to take a holistic and coordinated approach in managing the increasingly dynamic, multifaceted and often interconnected risks facing its businesses. Below we explain how we manage risk, including through our risk governance framework and processes. We then describe the principal risks the Group faces, including how each principal risk is managed and mitigated, followed by a detailed description of the specific risk factors that may affect our business, the Group and our stakeholders. 2 Risk governance a. System of governance Prudential has in place a system of governance that embeds clear ownership of risk, together with risk policies and standards to enable risks to be identified, measured and assessed, managed and controlled, and monitored and reported. The Group Risk Framework, owned by the Board, details Prudential’s risk governance, risk management processes and risk appetite. The Group’s risk governance arrangements are based on the ‘three lines’ model. The ‘first line’ is responsible for taking and managing risk within the risk appetite, while the ‘second line’ provides additional challenge, expertise and oversight to support risk and compliance management, and the ‘third line’ provides independent assurance on the design, effectiveness and implementation of the overall system of internal control. The Group-wide RCS function reviews, assesses, oversees and reports on the Group’s aggregate risk exposure and solvency position from an economic, regulatory compliance and credit ratings perspective. The level of Group governance and its appropriateness are reviewed regularly to promote individual accountability in decision-making and support the overall corporate governance framework to provide sound and prudent management and oversight of the Group’s business. The Group also regularly reviews the Group Risk Framework and supporting policies, to ensure that sustainability considerations, which form an integral part of the wider Group governance, are appropriately reflected in policies and processes and embedded within all business functions. b. Group Risk Framework i. Risk governance and culture Prudential’s risk governance comprises the Board organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk and compliance policies that have been established to enable business decision-making with respect to control activities and risk-related matters. The Risk Committee leads the risk governance structure, supported by independent Non-executive Directors on the risk committees of the Group’s material subsidiaries. The Risk Committee approves changes to the Group Risk Framework and the core risk and compliance policies that support it, and has direct lines of communication to, and reporting and oversight of the risk committees of, the Group’s material subsidiaries. The chief risk and compliance officers of the Group’s material subsidiaries and the regional chief executive officers of the Group’s Strategic Business Groups are also invited to the Group Executive Risk Committee, which serves as the advisory committee to the Group Chief Risk and Compliance Officer. The chief risk and compliance officers of the Group’s material subsidiaries also attend the Risk Committee meetings on a rotational basis. Risk culture is a strategic priority of the Board, which recognises its importance in the way the Group conducts business. The Group has a set of fundamental values, referred to as ‘The PruWay’, that serve as the Group’s guiding principles to ethical and authentic conduct, and apply equally to all members of Prudential and its affiliates. The PruWay defines how Prudential expects business to be conducted to achieve its strategic objectives, to build a culture of trust and transparency that allows our people to thrive, and to deliver sustainable value for all our stakeholders: customers, employees, shareholders and the communities in which we operate. The Board-level Sustainability Committee was established in 2024, replacing the Responsibility & Sustainability Working Group, to support the Board’s responsibilities on embedding the Group’s sustainability strategy, goals, and implementation of sound culture considerations in the ways we operate, as well as overseeing progress on environment, responsible investment, customer, culture, people and community matters. The Risk Committee’s previous oversight responsibilities for environmental and climate-related risk have been transferred to the Sustainability Committee. However, the Risk Committee continues to receive regular updates on key sustainability-related risk matters, such as regulatory and legislative developments related to environment and climate-related topics, and progress against the Group’s responsible investment commitments. 34

The Group Risk Framework and underlying policies support sound risk management practices by requiring a focus on customers, longer-term goals and sustainability, the avoidance of excessive risk taking, and highlighting acceptable and unacceptable behaviours. This is supported by the inclusion of risk and sustainability considerations in performance management and remuneration for key executives; the building of appropriate skills and capabilities in risk management; and ensuring that employees understand and care about their role in managing risks through open discussions, collaboration and engagement. The Risk Committee has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration. Prudential’s Code of Conduct and Group Governance Manual, supported by the Group’s risk-related policies, are reviewed regularly. The Code of Conduct lays down the principles and guidelines that outline the ethical standards and responsibilities of the organisation and our people. Supporting policies include those related to regulatory compliance, anti-money laundering, sanctions, anti-bribery and corruption, counter fraud, conduct, conflicts of interest, confidential and proprietary information and securities dealing. The Group’s Third-Party Supply and Outsourcing Policy requires that human rights and modern slavery considerations be taken into account for material supplier arrangements. Procedures to allow individuals to speak out safely and anonymously against unethical behaviours and conduct violations are also in place. Further details on the Group’s sustainability governance arrangements and strategic framework are included in the Group’s 2024 Sustainability Report. ii. The risk management cycle The Group Own Risk and Solvency Assessment (ORSA) is the ongoing process of identifying, measuring and assessing, managing and controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group’s solvency needs are met at all times, as well as stress and scenario testing that also includes climate scenarios. Risk identification The Group identifies and manages principal and emerging risks in accordance with the Group-wide Supervision (GWS) regulatory framework issued by the Hong Kong IA and provision 28 of the UK Corporate Governance Code. The Group performs a robust assessment and analysis of principal and emerging risk themes through the risk identification process, the Group ORSA report, and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated, which supports decision-making. Top-down and bottom-up processes are in place to support Group-wide identification of principal risks. The Group’s principal risks, which are reported and managed by the Group with enhanced focus, are reviewed and updated on a regular basis. An emerging risk identification framework also exists to support the Group’s preparations in managing financial and non-financial risks expected to crystallise beyond the business-planning horizon. The Group’s emerging risk identification process recognises the dynamic materiality of emerging risk themes, whereby the topics and the associated risks that are important to the Group and its respective key stakeholders can change over time, often very quickly. This is often seen for sustainability-related (including environmental, social and governance (ESG) and climate-related) and technology innovation-related (including machine learning and artificial intelligence (AI), data security, privacy and cyber resilience) risks, which can potentially impact the Group both financially and reputationally given evolving stakeholder expectations. The risk profile assessment is a key output from the risk identification and risk measurement processes and is used as a basis for setting Group-wide limits and assessment of management actions which could be taken to maintain a strong capital position and aid stakeholder value creation. Risk measurement and assessment All identified risks are assessed based on an appropriate methodology for that risk. Quantifiable risks which are material and mitigated by holding capital are modelled in the Group’s internal model, which is used to determine the Group Internal Economic Capital Assessment (GIECA) with robust processes and controls on model changes. The GIECA model and results are subject to independent validation. Risk management and control The Group’s control procedures and systems focus on aligning the levels of risk taking with the Group’s strategy and can only provide reasonable, not absolute, assurance against material misstatement or loss. The Group’s risk policies define the Group’s appetite for material risks and set out the risk management and control requirements to limit exposure. These policies also set out the processes to enable the measurement and management of these risks in a consistent and coherent way, including the flows of management information required. Stress and scenario testing is also in place to assess the robustness of capital adequacy and liquidity and the appropriateness of risk limits, as well as to support recovery planning. This includes reverse stress testing, which requires the Group to ascertain the point of business model failure and is another tool that helps to identify the key risks and scenarios that may have a material impact on the Group. The methods and risk management tools employed to mitigate each of the Group’s principal risks are detailed in section 3 below. Risk monitoring and reporting The Group’s principal risks are highlighted in the management information received by the Risk Committee and the Board, which also includes key exposures against appetite and developments in the Group’s principal and emerging risks. iii. Risk appetite, limits and triggers The Group aims to balance the interests of the broad spectrum of its stakeholders (including customers, investors, employees, regulators, communities and key business partners) and understands that a well-managed acceptance of risk lies at the heart of its business. The Group generates stakeholder value by selectively taking exposure to risks, mitigated to the extent it is cost effective to do so, and where these are an outcome of its chosen business activities and strategy. Those risks for which the Group has no tolerance are actively avoided. The Group’s systems, procedures and controls are designed to manage risk appropriately, and its approach to resilience and recovery aims to maintain the Group’s ability and flexibility to respond in times of stress. Qualitative and quantitative expressions of risk appetite are defined and operationalised through risk limits, triggers and indicators. The RCS function reviews the appropriateness of these measures at least annually. The Board approves changes to the Group’s aggregate risk appetite and the Risk Committee has delegated authority to approve changes to the system of limits, triggers and indicators. Group risk appetite is defined and monitored in aggregate by the setting of objectives for its capital requirements, liquidity and non-financial risk exposure, covering risks to stakeholders, including those from participating and third-party businesses. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide additional defined points for escalation. The Risk Committee, supported by the RCS function, is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with a view on the risk/reward trade-offs and the resulting impact to the Group’s aggregated position relative to Group risk appetite and limits, including non-financial risk considerations. 35

1. Capital requirements: Limits on capital requirements aim to ensure that, in both business-as-usual and stressed conditions, the Group maintains adequate capital in excess of internal economic capital requirements and regulatory capital requirements, achieves its desired target credit rating to meet its business objectives, and avoids the need for supervisory intervention. The two measures in use at the Group level are the GWS and GIECA capital requirements. 2. Liquidity: The objective of the Group’s liquidity risk appetite is to help ensure that appropriate cash resources are available to meet financial obligations as they fall due in both business-as-usual and stressed scenarios. This is measured using a liquidity coverage ratio, which considers the sources of liquidity against liquidity requirements under stress scenarios. 3. Non-financial risks: The Non-Financial Risk Appetite Framework is in place to identify, measure and assess, manage and control, monitor and report effectively on material non-financial risks across the business. The non-financial risk appetite is framed around the perspectives of its varied stakeholders, accounts for current and expected changes in the external environment, and provides limit and trigger appetite thresholds for non-financial risk categories across the Group’s locations. The Group accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy, and aims to manage these risks effectively to maintain its operational resilience, and its commitments to customers and all other stakeholders, and avoid material adverse financial loss or impact to its reputation. 3 The Group’s principal risks The delivery of the Group’s strategy in building long-term value for all our stakeholders inevitably requires the acceptance of certain risks. The materialisation of any of these risks within the Group or in its joint ventures, associates or key third-party partners may have a financial impact and may affect the performance of products or services or the fulfilment of commitments to customers and other stakeholders, with an adverse impact on Prudential’s brand and reputation. This section provides a high-level overview of the principal risks faced by the Group including the key tools used to manage and mitigate each risk. A detailed description of these and other risks is presented under the heading ‘Risk factors’ below. The Group’s 2024 Sustainability Report includes further detail on the sustainability-related (including ESG and climate-related) risks which contribute to the materiality of the Group’s principal risks detailed below. Summary of principal risks Risks to the Group’s financial position The global economic and geopolitical environment may impact the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility. Risks in this category include the market risks to our investments and the credit quality of our investment portfolio, as well as liquidity risk. Global economic and geopolitical conditions Prudential operates in a macroeconomic and global financial market environment that continues to present significant uncertainties and potential challenges. This includes the risk of divergent and uncertain interest rate trajectories and the escalation of protectionist policies, which could put pressure on the creditworthiness of borrowers and growth prospects of businesses. Moreover, the relatively slower economic growth in Mainland China and concerns around its property sector, domestic private sector and customer demand, continue to place downward pressure on Mainland China’s interest rates. Mainland China, other countries and many other significant economic blocs could also face protectionist policies from the US which may lead to uncertain implications for global external trade conditions. Such uncertainties could also weigh on both the broader Asian region and the global economy’s growth outlook. A number of issuers within the Mainland China property sector and the US commercial real estate sector continued to experience a reduction in financial strength and flexibility, although the overall direct impact to the Group’s invested credit portfolio was immaterial due to our diversified investment strategy. The above factors, along with concerns over uneven global growth, will likely contribute to increased securities market volatility, particularly if recession risk materialises in some regions where Prudential operates. Conflicts, including Russia-Ukraine and Israel-Gaza, and geopolitical tensions, particularly from US-China relations and related tariffs, trade restrictions and enforcement actions, and resulting complexity and uncertainty, continued to impact on global and regional economic growth in 2024. Conflicts and escalating tensions may lead to further realignment and fragmentation risk within and between blocs and regions. Geopolitical events (including the impact of elections) will also continue to impact local domestic political and economic environments across Prudential’s markets. Macroeconomic and geopolitical developments are considered material to the Group and can potentially increase operational and business disruption and regulatory (including sanctions) and financial market risks, and have the potential to directly impact Prudential’s sales and distribution networks, as well as its reputation. The potential impacts to the Group are included in sections 1.1 and 1.2 of the Risk factors. 36

Risk description Risk management Market risks to our investments (Audited) The value of Prudential’s direct investments is impacted by fluctuations in interest rates, equity and property prices, credit spreads, and foreign exchange rates. There is also potentially indirect impact through the value of the net equity of its joint ventures and associates. The Group’s direct exposure to inflation remains modest. Exposure mainly arises through an increase in medical claims obligations, driven by rising medical prices as well as potential impact on customers from an affordability perspective. Medical inflation risk as well as challenges for insurers linked to affordability and existing challenges in persistency are detailed in the Insurance risks section below. The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that the risk remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. The Group’s market risks are managed and mitigated by the following: – The Group Market Risk Policy; – The Group Capital and Asset Liability Management (ALM) Committee and Group ALM Policy; – Changes in asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate; – The Group Investment Committee and Group Investment Policy; – The Group Chief Investment Office, which is responsible for the formulation and execution of the company’s investment strategies; – Hedging using derivatives, including currency forwards and swaps, bond forwards/futures, interest rate futures and swaps, and equity futures; – The monitoring and oversight of market risks through the regular reporting of management information; – Regular deep dive assessments; and – The Group Crisis Management Procedure (GCMP), which defines specific governance to be invoked in the event of a crisis such as a significant market, liquidity or credit-related event, cyber incident or staff safety issue. This includes, where necessary, the convening of the Executive Crisis Group and the Group Crisis Management Team to oversee, coordinate and, where appropriate, direct management of the event. Interest rate risk, including ALM Interest rate risk is driven by the impact of the valuation of Prudential’s assets (particularly government and corporate bonds) and liabilities, which are dependent on market interest rates. The Group’s risk exposure to rising interest rates arises from the potential impact to the present value of future fees for unit-linked businesses, such as in Singapore, Indonesia and Malaysia, as well as the impact to the present value of the future profits for accident and health products, such as in Hong Kong and Singapore. Exposure to higher interest rates also arises from the potential impact to the value of fixed income assets not attributed to policyholder liabilities, such as the assets in the shareholder funds. The Group’s risk exposure to lower/decreased interest rates arises from the guarantees of some non-unit-linked products with a savings component, including the Hong Kong, Singapore, Taiwan and Mainland China's participating and non-participating businesses. This exposure results from the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets. The Group Capital and ALM Committee is a management committee supporting the identification, assessment and management of key financial risks to the achievement of the Group’s business objectives. It oversees ALM, solvency and liquidity risks of the local businesses as well as the declaration and management of non-guaranteed benefits for participating and universal life businesses. Local business units are responsible for the management of their own asset and liability positions, with appropriate governance in place. The objective of the local business unit ALM process is to meet policyholder liabilities with the returns generated from the investment assets held, while maintaining the financial strength of capital and solvency positions. The ALM strategy adopted by the local business units considers the liability profile and related assumptions of in-force business and new products to appropriately manage investment risk within ALM risk appetite, under different scenarios in accordance with policyholders’ reasonable expectations, and economic and local regulatory requirements. Assessments are carried out on an economic basis which is consistent with the Group’s internal economic capital methodology. Factors such as local regulations, the availability of assets, currency, duration, and diversifications are considered as appropriate. The Group’s appetite for interest rate risk requires that assets and liabilities should be tightly matched for exposures where assets or derivatives exist that can cover these exposures. Interest rate risk is accepted where this cannot be hedged, provided that this arises from profitable products and to the extent that such interest rate risk exposure remains part of a balanced exposure to risks and is compatible with a robust solvency position. When asset and liability duration mismatch is not eliminated, it is monitored and managed through local risk and asset liability management committees and Group risk limits consistent with the Group’s appetite for interest rate risk. 37

Risk description Risk management Market risks to our investments continued Equity and property investment risk The shareholder exposure to equity price movements arises from various sources, including from unit-linked products where fee income is linked to the market value of funds under management. Exposure also arises from participating businesses through potential fluctuations in the value of future shareholders’ profits and where bonuses declared are based broadly on historical and current rates of return from the businesses' investment portfolios, which include equities. The material exposures to equity risk in the Group’s businesses include Mainland China’s exposure to equity risk through investments in equity assets for most of its products, including participating and non-participating savings products and protection and unit-linked products. The Hong Kong and Singapore business contribute to the Group’s equity risk exposure due to the equity assets backing participating products. The Singapore, Indonesia and Malaysia businesses are also exposed to equity risk through their unit-linked products. The Group has limited acceptance for exposures to equity risk from non-participating products if it is not rewarded for taking the equity risk. The Group accepts equity exposure that arises from future fees (including shareholder transfers from the participating businesses) but limits its exposure to policyholder guarantees by hedging against equity movements and guarantees where it is considered economically optimal to do so. Where equity risk is accepted, it is explicitly defined by the strategic asset allocation, as well as monitored and managed through local risk and ALM committees. Overall exposure to equity risk from the participating businesses is also managed through Group risk limits consistent with the Group’s appetite for equity risk. Foreign exchange risk The geographical diversity of Prudential’s businesses means that it is exposed to the risk of foreign exchange rate fluctuations. Some entities within the Group write policies, invest in assets or enter into other transactions in local currencies or currencies not linked to the Group’s reporting/ functional currency, the US dollar. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group’s US-dollar-reported financial statements. This risk is further detailed in section 1.6 of the Risk factors. The Group accepts the currency risk that emerges from profits retained locally to support the growth of the Group’s business and the translation risks from capital being held in the local currency of the business to meet local regulatory and market requirements. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders’ interest (ie remittances), this exposure is hedged if it is economically optimal to do so. The Group does not accept significant shareholder exposures to foreign exchange risks in currencies outside the local territory. Foreign exchange risk is managed by the Group Capital and ALM Committee through the implementation of asset allocation on funds which captures the exposure to non-locally-denominated assets. Liquidity risk (Audited) Prudential’s liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due, considered under both business-as-usual and stressed conditions. It includes the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact market conditions and valuation of assets in a more uncertain way than other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, where derivatives transactions require a sudden significant need of liquid assets or cash to post as collateral to meet derivatives margin requirements, or where redemption requests are made against funds managed for external clients (both retail and institutional). Liquidity risk is considered material at the level of the Group. The Group has no appetite for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario. The Group has significant internal sources of liquidity sufficient to meet its expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of $1.6 billion of undrawn committed facilities that can be made use of, expiring in 2029. Access to further liquidity is available through the debt capital markets and the Group’s extensive commercial paper programme. Prudential has maintained a consistent presence as an issuer in the market for the past decade. A number of risk management tools are used to manage and mitigate liquidity risk, including the following: – The Group’s Liquidity Risk Policy; – Regular assessment and reporting by the Group and business units of liquidity coverage ratios, which are calculated under both base case and stressed scenarios; – The Group’s Liquidity Risk Management Plan; – The Group’s Collateral Management Standard; – The Group’s contingency plans and identified sources of liquidity; – The Group’s ability to access the money and debt capital markets; and – The Group’s access to external committed credit facilities. 38

Risk description Risk management Credit risk (Audited) Credit risk is the potential for loss resulting from a borrower’s failure to meet its contractual debt obligation(s). Counterparty risk, a type of credit risk, is the probability that a counterparty defaults on its contractual obligation(s) causing the other counterparty to suffer a loss. These risks arise from the Group’s investments in bonds, reinsurance arrangements, derivative contracts with third parties, and its cash deposits with banks. Credit spread risk, another type of credit risk, arises when the interest rate/return on a loan or bond is disproportionately low compared with another investment with a lower risk of default. Invested credit and counterparty risks are considered material risks for the Group’s business units. The total debt securities at 31 December 2024 held by the Group’s operations were $73.8 billion (31 December 2023: $83.1 billion). The majority (84 per cent, 31 December 2023: 83 per cent) of the portfolio are investments either held in unit-linked funds or that support insurance products where policyholders participate in the returns of a specified pool of investments1 .. The gains or losses on these investments will largely be offset by movements in policyholder liabilities2 .. The remaining 16 per cent (31 December 2023: 17 per cent) of the debt portfolio (the ‘shareholder debt portfolio’) are investments where gains and losses broadly impact the income statement, albeit short-term market fluctuations are recorded outside of adjusted operating profit. – Group sovereign debt: Prudential invests in bonds issued by national governments. This sovereign debt holding within the shareholder debt portfolio represented 54 per cent or $6.3 billion3 of the total shareholder debt portfolio as at 31 December 2024 (31 December 2023: 55 per cent or $7.8 billion). The particular risks associated with holding sovereign debt are detailed further in the disclosures in the Risk factors. The total exposures held by the Group in sovereign debt securities at 31 December 2024 are given in note C1 of the Group’s IFRS financial statements. – Corporate debt portfolio6 : In the shareholder debt portfolio, corporate debt exposures totalled $4.9 billion of which $4.5 billion or 93 per cent were investment grade rated (31 December 2024: $5.8 billion of which $5.4 billion or 94 per cent were investment grade rated). – Financial sector debt exposure and counterparty credit risk: The financial sector, especially banks, represents a material concentration in the Group’s corporate debt portfolio which largely reflects the composition of the fixed income markets across the regions in which Prudential is invested. As such, exposure to the financial sector, particularly banks, is a key part of its core investments, considered to be a material risk for the Group, as well as being important for the hedging and other activities undertaken to manage its various financial risks. At 31 December 2024: – 93 per cent of the Group’s shareholder portfolio (excluding all government and government-related debt) is investment grade rated4 .. In particular, 57 per cent of the portfolio is rated4 A- and above (or equivalent); and – The Group’s shareholder portfolio is well diversified: no individual sector5 makes up more than 15 per cent of the total portfolio (excluding the financial and sovereign sectors). The Group’s holdings across its life portfolios are mostly in local currency and with a largely domestic investor base. These portfolios are generally positioned towards high-quality names, including those with either government or considerable parent company balance sheet support. Areas which the Group is actively monitoring include ongoing developments in the global banking and property sectors, potential slowdown of global economic growth, heightened geopolitical tension and protectionism, inflation risks and monetary policy responses, along with Mainland China’s pace of economic growth and high indebtedness in African countries. The impacts of these closely monitored trends include potential for deterioration in the credit quality of the Group’s invested credit exposures, particularly due to rising funding costs and overall credit risks, and the extent of downward pressure on the fair value of the Group’s portfolios. The Group’s portfolio is generally well diversified in relation to individual counterparties, although counterparty concentration is monitored, particularly in local markets where depth (and therefore the liquidity of such investments) may be low. Acknowledging that we can never eliminate downgrade or default risks, the Group has appetite to accept credit risk to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. This risk is further detailed in sections 1.4 and 1.5 of the Risk factors. The Group actively reviews its investment portfolio to maintain the robustness and resilience of the solvency position. A number of risk management tools are used to manage and mitigate credit and counterparty credit risk, including the following: – The Group Credit Risk Policy and the Group Dealing Controls Policy; – The Global Counterparty Limit Framework and concentration limits on large names; – Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions which aim to provide a high level of credit protection; and – The Group Executive Risk Committee, Group Risk Committee and Group Investment Committee’s oversight of credit and counterparty credit risk and sector and/or name-specific reviews. Exposure to the financial sector is considered a material risk for the Group. Counterparty credit risk exposures, arising from cash, derivatives and reinsurance activities, are managed using an array of risk management tools, including a comprehensive system of rating-based limits, a focus on prioritising investment grade banks and implementing collateral arrangements where feasible. Regarding reinsurance, the vast majority of our reinsurance exposures are to reinsurers rated A- or above, and where appropriate, collateral is taken to support the reinsurance exposure. Where necessary, Prudential mitigates the level of its counterparty credit risk by reducing its exposure, or seeking alternative instruments. 39

The Group’s sustainability-related (including ESG and climate-related) risks Sustainability-related risks refer to (a) environmental, social or governance issues, trends or events that could have a financial or non-financial impact on the company, and/or (b) the company’s sustainability-focused activities, strategy and commitments that could have an external impact on the environment and wider society. Risk description Risk management Sustainability-related (including ESG and climate-related) risks Material and emerging risks associated with key sustainability themes may undermine the long-term success of a business by adversely impacting its financial and operational resilience, reputation and brand, and ability to attract and retain customers, investors, employees and distribution and other business partners, and therefore the results of its operations and delivery of its strategy and long-term financial success. Sustainability-related risks arise from the activities that support implementation of the Group’s strategy, which is centred on three key pillars (providing simple and accessible health and financial protection, responsible investment and creating a sustainable business) and increases the expectations of the Group’s stakeholders with regard to the Group’s potential external environmental and social impact. As custodians of stakeholder value for the long term, the Group seeks to manage sustainability-related risks and their potential impact on its business and stakeholders through transparent and consistent implementation of its strategy in its markets and across operational, underwriting and investment activities. It is enabled by strong internal governance, sound business practices and a responsible investment approach, with sustainability-related considerations integrated into investment processes and decisions, and the performance of fiduciary and stewardship duties, including via voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager. Enhancing governance and controls around sustainability-related topics and external disclosures, internal knowledge sharing and capacity-building particularly for the boards of the local business units, establishing frameworks and governance for transition finance investments, preparation for the transition to the Hong Kong Stock Exchange and Singapore Exchange’s climate disclosure requirements, and continued progress towards the Group’s external climate-related commitments, remained priorities for the Group for 2024. Further information on the Group’s sustainability governance and strategy, as well as the management of material sustainability themes, is included in the Group’s 2024 Sustainability Report. The Group participates in networks, industry forums and working groups, such as the Net Zero Asset Owner Alliance (NZAOA), Principles for Responsible Investment (PRI) and CRO Forum, to further develop understanding and support action, consistent with the Group’s fiduciary responsibilities, in relation to sustainability risks and promoting a just and inclusive transition. The Group also actively engages with, responds and contributes to, discussions, consultations and information-gathering exercises with local regulators, international supervisory bodies and global industry standard setters. 40

Risk description Risk management Sustainability-related (including ESG and climate-related) risks continued Potential regulatory compliance and litigation risks exist globally and across Asia, as sustainability-related topics remain high on the agenda of both local regulators and international supervisory bodies, including the Financial Conduct Authority, the International Association of Insurance Supervisors (IAIS), the Hong Kong Stock Exchange and Singapore Exchange, which published their climate disclosure requirements in 2024, and the European Securities and Market Authority and the Monetary Authority of Singapore, which published their further requirements with regards to the use of sustainability and ESG nomenclature in the labelling of investment products. Delivery of the Group’s Sustainability Strategy, including the decarbonisation commitments and the development of sustainable and inclusive offerings, heightens the risk of accusations of misleading or unsubstantiated representations to the extent of the environmental or societal impact of the Group’s activities and the sustainability features of new products (eg greenwashing), which subsequently increases the risk of potential litigation, regulatory action or reputational damage. Evolving and diverging approaches to sustainability efforts in various jurisdictions also create challenges in addressing conflicting requirements and expectations. Further details of the Group’s sustainability-related risks and regulations are included in sections 2.1 and 4.1 of the Risk factors. The Group Risk Framework continues to be critically evaluated and updated where required to ensure both sustainability-related considerations and risks to the Group, including those arising from stakeholder expectations of the external impact of the Group’s activities, are appropriately captured. Consideration is given to a number of risk characteristics which sustainability-related risks may exhibit, but which are not generally recognised in more traditional risk management practices. These characteristics are reflected in the materiality assessment of sustainability-related risk themes, the decision on how to treat the risks associated with the themes, and the assessment and enhancement of existing controls or development of new controls where necessary. Whilst some material sustainability themes are reflected in the risk taxonomy as standalone risks, the risks associated with most sustainability topics are generally treated as thematic cross-cutting risks (eg climate-related risks). These are risk themes that can have significant interdependencies with and influence on, and can potentially amplify, the established risks. Risk management and mitigation of sustainability risks continues to be embedded within the Group Risk Framework and risk processes, including: – Recognition within the emerging risk identification and evaluation processes that emerging sustainability themes and the associated risks can potentially quickly change from immaterial to material (dynamic materiality); – The inclusion of ‘social and environmental responsibility’ as a strategic risk within the risk taxonomy to consider the potential risks arising from the external impact of the Group’s activities, recognising that the Group can both be impacted by sustainability issues and have an impact on these in the external world (double materiality); – Workshops and ongoing function-wide training on specific risk themes, including sustainability risk principles, greenwashing risk and the risks associated with delivery of the Group’s external responsible investment commitments; – Definition of appropriate (and longer) time horizons, including with respect to climate risk management, and the requirement to consider appropriate time horizons in risk-based decision-making; – Creating new (and amending existing) frameworks, policies, processes and standards as necessary to mitigate amplified risks and meet regulatory requirements, particularly those associated with product labelling and disclosures; and – Deep dives into emerging and increasingly material sustainability themes, including climate-related risks, and development of Board-level and broader Group-wide training. 41

Risks from the nature of our business and our industry These include the Group’s non-financial risks such as operations processes, change management, third-party and outsourcing, customer conduct, regulatory compliance and legal, model, financial crime, and business continuity risks. With our increasing reliance on technology, information and cyber security, IT infrastructure, data and privacy risks remain areas of focus. Insurance risks and business concentration risks are also assumed by the Group in providing its products. Furthermore, there are risks associated with the oversight of the Group’s joint ventures and associates stemming from our operation in certain markets. Risk description Risk management Non-financial risks The complexity of Prudential, its activities and the extent of its transformation efforts from time to time creates a challenging operating environment and exposure to a variety of non-financial risks which are considered to be material at a Group level. The Group’s non-financial risks, which are not exhaustive and discussed further in section 3 of the Risk factors, are outlined below. Alongside the Non-Financial Risk Appetite Framework, associated risk policies and standards are in place that individually engage with specific non-financial risks which include subject matter expert-led processes that are designed to identify, assess, manage and control these risks, including: – Reviews of key non-financial risks and challenges within Group and business units' business plans during the annual planning cycle, to support business decisions; – Corporate insurance programmes to limit the financial impact of operational risks; – Oversight of risk management during the transformation life cycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities; – Screening and transaction monitoring systems for financial crime and a programme of compliance control monitoring reviews and regular risk assessments; – Internal and external review of cyber security capability and defences; – Regular updating and risk-based testing of crisis management, business continuity and disaster recovery plans; – Established processes to deliver the highest quality of service to fulfil customers’ needs and expectations; and – Active engagement in managing compliance obligations and monitoring regulatory developments and supervisory focus areas. Operations processes risk Operations processes risk is the risk of failure to adequately or accurately process different types of operational transactions, including customer servicing and asset and investment management operations. Due to human error, among other reasons, operations and process control incidents do occur from time to time and no system or process can entirely prevent occurrence. The Group aims to manage the risk effectively by maintaining operational resilience and honouring commitments to customers and other stakeholders, whilst avoiding material adverse financial loss or impact on its reputation. Further detail on the risks to the Group arising from system issues or control gaps is included in sections 3.1 and 3.3 in the Risk factors. Change management risk Change management risk remains a material risk for Prudential, with a number of significant change programmes underway which, if not delivered and executed effectively with adequate and capable resources to defined timelines, scope and cost, may negatively impact its operational capability, control environment, employees, reputation and ability to deliver its strategy and maintain market competitiveness. The current portfolio of transformation and significant change programmes includes: (i) delivering the Group’s business strategy together with supporting operating model changes; (ii) the implementation and embedding of large-scale regulatory/ industry changes; (iii) the expansion of the Group’s digital capabilities and use of technology, platforms and analytics; and (iv) improvement of business efficiencies and operations across the Group. Further detail on the risks to the Group associated with large-scale transformation and complex strategic initiatives is included in section 3.1 of the Risk factors. The Group aims to ensure that, for both transformation and strategic initiatives, strong programme governance is in place with embedded risk expertise to achieve ongoing and nimble risk oversight, with regular risk monitoring and reporting to risk committees. The Group’s Transformation Standards are in place alongside the Group’s existing risk policies and frameworks with the aim to ensure appropriate governance and controls to mitigate these risks. Governance forums are established to oversee the implementation and risk management of the transformation from various dimensions such as customer-centricity, strategic, financial, operational (including digital platforms) and risk management. In addition, Prudential is continuously enhancing strategic capabilities through internal talent development and talent acquisition. Developing a workforce that remains engaged through change and provides adequate resources for our people to manage change, connect, grow and succeed is one of the priorities for the company. 42

Risk description Risk management Non-financial risks continued Third-party and outsourcing management risk The Group has a number of important third-party relationships, with both market counterparties and outsourcing partners, including distribution, technology and ecosystem providers, in addition to the Group’s intra-company arrangements. The Group maintains material strategic partnerships and bancassurance arrangements, which create a reliance on the operational resilience and performance of outsourcing and business partners. This risk is explored in more depth in section 3.3 of the Risk factors. The Group Third-Party Supply and Outsourcing Policy outlines the Group’s requirements for managing third-party risk, which includes material outsourcing arrangements, that is aligned to the Hong Kong IA’s GWS Framework. In addition, the Group Third-Party Risk Oversight Policy is embedded within business units who are responsible for overseeing its implementation, with compliance achieved through a comprehensive programme that includes risk assessment, risk-based assurance, internal audit activity and monitoring. These measures collectively ensure that appropriate contract performance and risk mitigation measures are in place for our third-party relationships. Information and cyber security, IT infrastructure, data and privacy risks Risks related to malicious attacks on Prudential systems or third-parties, service disruption, exfiltration of data, loss of data integrity and the impact on the privacy of our data remain prevalent, owing to the accessibility of attacking tools available to potential adversaries, and increasing advancement of technology such as generative AI. Regulatory expectations of cyber security and data protection controls are becoming increasingly complex as the Group continues to develop and expand digital services and products. Reliance on third-party service providers and business partners is also increasing. Further detail on the risks to the Group associated with operating in high-risk markets is included in sections 3.4 and 3.5 of the Risk factors. Consistent with the system of governance set out in section 2 above, Prudential follows a ‘three lines’ model for managing technology-related risks, with a resiliency enhancement programme in progress to further strengthen our capabilities in managing disruptions or failures on system platforms serving our customers. Group Technology, the first line, is primarily responsible for risk identification, assessment, mitigation, monitoring and reporting. Group Technology Risk Management, the second line, provides advisory, assurance and oversight of the risk domains. A number of risk management tools are in place including: key risk indicators covering key technology risk areas; annual risk assessment to identify specific risks, priorities and focus areas; and deep-dive reviews on different technology domains to provide assurance of controls. In addition, the Group Technology Risk Committee is a sub-committee of the Group Executive Risk Committee, which oversees the effectiveness of technology risk management including information security and privacy across the Group. GwIA, the third line, provides independent assessment of control effectiveness and management awareness for both the first and second lines, with a comprehensive audit plan across all risk domains, including cyber security. Cyber and privacy risks are reported regularly to the Risk Committee by the Chief Technology Risk Officer. In addition, the Risk Committee and Audit Committee receive more detailed briefings from the Chief Technology Officer. Both the Chief Technology Risk Officer and Chief Technology Officer are experienced professionals, each with more than 20 years of experience in information technology and cyber security. Further, the Group Executive Committee (GEC) participates in annual cyber tabletop exercises and risk workshops to ensure members are well equipped to respond to a cyber or information security incident and fully understand the latest threats and regulatory expectations. The Group formally launched the Global Integrated Command Centre in Kuala Lumpur, Malaysia in November 2024. This state-of-the art centre provides Group-wide monitoring, detection and incident management capabilities to enhance Prudential’s technology and cyber security resilience, and utilises AI-based tools to enhance detection of and response to infrastructure and application stability issues. 43

Risk description Risk management Non-financial risks continued Information and cyber security, IT infrastructure, data and privacy risks continued The Group has developed data minimisation and ‘privacy-by-design’ principles, where data should only be collected and used for its intended purpose and is not retained longer than necessary. The handling of sensitive data is governed by policies such as the Group Information Security Policy, the Group Privacy Policy, and the Group Data Governance Policy, each aligned to applicable laws and regulations. These policies, together with our third-party risk management practices, aim to ensure privacy and system availability are maintained for Prudential and its third-party service providers. AI advancements are shaping the present and future of the insurance industry. Our goal is to remain at the forefront by providing services that are technologically advanced, ethically sound, and socially responsible. With our customers at the core of our operations, we apply our AI Ethics Principles in everything we do. These principles apply to both our own and third-party solutions, ensuring that every AI system and innovation is thoroughly evaluated via appropriate governance channels for ethical considerations and that associated risks are well managed. Employees are regularly reminded of the paramount importance of these AI ethics across all markets, while we engage in ongoing dialogues and cooperative initiatives with our regulators. Prudential’s AI governance and ethics principles are available at https://www.prudentialplc.com/en/site-services/ai-statement We continue to observe a rise in malware and ransomware threats and the Group continues to maintain and, where appropriate, enhance defences to protect its systems from cyber security attacks. Prudential has adopted a holistic risk management approach, designed to prevent and disrupt attacks against the Group and to aid recovery, should an attack occur. Other defences include but are not limited to: distributed denial of services (DDoS) protection for Group websites, AI-based endpoint security software, continuous security monitoring, network-based intrusion detection, and employee training and awareness campaigns. In addition, the Group recognises the evolving threat of AI-generated deepfakes and other sophisticated social engineering tactics targeting corporate activities. As part of our broader cyber resilience strategy, we are enhancing awareness efforts, strengthening detective controls, and bolstering incident response capabilities. While deepfake detection technologies are still maturing, we continue to monitor advancements and collaborate with industry partners to assess and integrate emerging solutions as they become enterprise-ready. The Group tests the effectiveness of cyber security and privacy controls via a dedicated ‘red team’ to identify potential vulnerabilities, and engages and rotates external expert vendors to perform adversarial testing on our systems. In addition, we engage external consultants to assess and benchmark the maturity of Prudential’s cyber, information security and privacy controls. A private ‘Bug Bounty’ programme invites external security practitioners to identify and report security issues and vulnerabilities, supported by a Vulnerability Disclosure Programme that allows independent security researchers to report security issues and vulnerabilities via the Prudential websites. The Group has subscribed to services from independent security consultants to monitor our external security posture on an ongoing basis. Whilst the cyber threat landscape has continued to elevate due to ransomware and supply chain compromise events, the Group did not experience any cyber security and data breaches with a material impact on its business strategy, operations or financial condition in 2024. 44

Non-financial risks continued Customer conduct risk Prudential’s conduct of business, especially in the design and distribution of its products and the servicing of customers, is crucial in ensuring that the Group’s commitment to meeting its customers’ needs and expectations is fulfilled. The Group’s Customer Conduct Risk Framework reflects management’s focus on customer outcomes. Factors that may increase conduct risk can be found throughout the product life cycle, from the complexity of the Group’s products and services to its diverse distribution channels, which include its agency workforce, virtual face-to-face sales, and sales via online digital platforms. The Group has developed a Group Customer Conduct Risk Policy, which sets out five customer conduct standards that the business is expected to meet: – Treat customers fairly, honestly and with integrity; – Provide and promote products and services that meet customer needs, are clearly explained, and that deliver real value; – Manage customer information appropriately, and maintain the confidentiality of customer information; – Provide and promote high standards of customer service; and – Act fairly and promptly to address customer complaints and any errors found. Conduct risk is managed via a range of controls that are assessed through the Group’s Conduct Risk Assessment Framework, reviewed within its monitoring programmes, and overseen within reporting to its boards and committees. Management of the Group’s conduct risk is key to the Group’s strategy. Prudential’s conduct risks are managed and mitigated using the following tools, among others: – The Group’s Code of Conduct and conduct standards, product underwriting and other related risk policies, and supporting controls including the Group’s financial crime risk control programme; – A culture that supports the fair treatment of the customer, incentivises the right behaviour through proper remuneration structures, and provides a safe environment to report conduct risk-related issues via the Group’s internal processes and the Speak Out programme; – Product controls, such as a product conduct risk assessment, which is a component of the product development process and helps identify and manage product-related conduct risks; – Distribution controls, including monitoring programmes relevant to the type of business (insurance or asset management), distribution channel (agency, bancassurance or digital) and ecosystem, to help ensure sales are conducted in a manner that considers the fair treatment of customers within digital environments; – Quality of sales processes, services and training, and use of other initiatives such as special requirements for vulnerable customers, to improve customer outcomes; – Appropriate claims management and complaint-handling practices; and – Regular deep dive assessments on, and monitoring of, conduct risks and periodic conduct risk assessments. Risk description Risk management 45

Risk description Risk management Non-financial risks continued Regulatory compliance and legal risk Prudential operates in highly regulated markets and under the ever-evolving requirements and expectations of diverse and dynamic regulatory, legal and tax regimes which may impact its business or the way the business is conducted. The complexity of legal and regulatory compliance continues to evolve and increase, representing a challenge for international businesses. Compliance with the Group’s legal or regulatory obligations (including in respect of international sanctions) in one jurisdiction may conflict with the law or policy objectives of another jurisdiction or may be seen as supporting the law or policy objectives of one jurisdiction over another, creating additional legal, regulatory compliance and reputational risks. These risks may be increased where the scope of regulatory requirements and obligations is uncertain, including where the interpretation and application of laws and regulations within the jurisdictions in which Prudential operates may be subject to change, and where specific cases applicable to the Group are complex. In certain jurisdictions in which Prudential operates there are several ongoing policy initiatives and regulatory developments which will impact the way Prudential is supervised. Further information on specific areas of regulatory and supervisory focus and changes are included in section 4 of the Risk factors. The Group monitors regulatory and legal developments at a market and global level and these considerations form part of the Group’s ongoing engagement with regulators or supervisors, government policy teams, and industry groups. Risk management and mitigation of regulatory and legal risk at Prudential includes a comprehensive set of compliance operating arrangements, such as policies, procedures, reporting protocols, risk management measures, disclosures, and training, to ensure ongoing compliance with regulatory and legal obligations. Appropriate controls or tools have been systematically integrated into the daily operations of Prudential: – Close monitoring and assessment of our business controls and regulatory landscape, with explicit compliance consideration of risk themes in strategic decisions, risk governance, customer protection, conduct and culture, technology, data, operations, financial crime, and cross-border activities; – Ongoing engagement with relevant regulators, government policy teams and international standard setters; and – Compliance oversight to ensure adherence to new regulatory developments, including those associated with emerging risk topics. Model risk Model risk is the risk of adverse financial, regulatory, operational, or reputational impact, or misinformed business and strategic decision-making, resulting from reliance on a model or user-developed application (UDA) that is inaccurate, incorrect or misused. The Group utilises various tools which form an integral part of operational functions including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, determining hedging requirements, assessing projects and strategic transactions. Technological developments, in particular in the field of AI and the increased use of generative AI, pose new considerations for model risk oversight provided under the Group Risk Framework. The Group has no appetite for model or UDA-related incidents leading to regulatory breaches. There is limited appetite for failures to develop, implement and monitor appropriate risk mitigation measures to manage model and UDA risk. The Group’s model and UDA risk is managed and mitigated via the Model and UDA Risk Framework, which applies a risk-based approach to tools (including those under development) with the aim to ensure a proportionate level of risk management. The framework requirements include: – A set of risk oversight, management and governance requirements; – Regular risk assessment requirements of all tools taking into account potential impact on various stakeholders, including policyholders; and – Regular independent validation (including limitations, known errors and approximations) of all Group critical tools. An oversight forum for the use of AI is also in place to ensure compliance with the AI Ethics Principles adopted by the Group with the aim to ensure the safe use of AI. 46

Risk description Risk management Non-financial risks continued Financial crime risk As with all financial services firms, Prudential is exposed to risks relating to: money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); sanctions compliance breaches (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive improper benefits); and fraud (including the risk of fraudulent insurance claims or billing). Further detail on the risks to the Group associated with operating in high-risk markets is included in section 3.6 of the Risk factors. The Group’s response to financial crime is aligned with applicable laws and regulations in the jurisdictions in which it operates. Group-wide policies covering anti-money laundering, sanctions, anti-bribery and corruption, and counter fraud are in place which reflect these requirements and are applicable to all staff. Local business units are responsible for overseeing implementation of policies and procedures and organising risk-based training and communications. Compliance is achieved through a programme of risk assessment, risk-based assurance, internal audit activity and monitoring. The Group continues to enhance its financial crime risk management capability through investment in advanced analytics and AI tools. These actions aim to strengthen prevention, increase detection and deliver enhanced oversight of financial crime risk. The Group has a formal and mature confidential reporting system in place for reporting and escalation of elevated risk, through which employees and other stakeholders can report concerns relating to potential misconduct. The process and results of this system are overseen by the Audit Committee. Business continuity risk Prudential is exposed to business continuity risk including potential threats or disruptions that could disrupt the company’s critical business services and operations. The Group continually seeks to increase business resilience and anticipate emerging disruptive threats through forecasting, adaptation, planning, preparation and testing of contingency plans and the Group's ability to respond effectively to and operate through disruptive events. Business resilience is at the core of the Group’s embedded Business Continuity Management (BCM) programme and framework that help to protect the Group’s systems and its key stakeholders. Taking a proactive approach to anticipating disruption risk, the BCM programme covers risk assessments, business impact analyses, maintenance and testing of business continuity, crisis management and disaster recovery plans. The Group Crisis Management Procedure serves as a cross-functional response tool to limit the impact of any disruptive event and is regularly reviewed and tested. The consideration of impacts on customers is at the core of our resilience efforts, focusing on the delivery of critical business services. 47

Risk description Risk management Insurance risks (Audited) Insurance risks make up a significant proportion of Prudential’s overall risk exposure. The profitability of the Group’s businesses depends on a mix of factors including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill or suffering an accident) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing/surrendering of policies), increases in the costs of claims over time (claim inflation), and changes in the regulatory environment. The risks associated with adverse experience relative to assumptions associated with product performance and customer behaviour are detailed in section 3.7 of the Risk factors. The Group has appetite for retaining insurance risks in the areas where it believes it has expertise and operational controls to manage the risk and where it judges it to be more value-creating to do so than to transfer the risk, but only to the extent that these risks remain part of a balanced portfolio of sources of income for shareholders and are compatible with a robust solvency position. Inflationary and other economic pressures also impact morbidity experience in several markets (see below). Elevated interest rates may lead customers to lapse in preference for alternate saving options that offer higher levels of guarantees. A high-inflation environment, and the broader economic effects of recessionary concerns, may also increase lapses, surrenders and fraud, as well as heighten premium affordability challenges. The principal drivers of the Group’s insurance risk vary across its business units. In Hong Kong, Singapore, Indonesia and Malaysia, a significant volume of health and protection business is written, and the most significant insurance risks are medical claims inflation risk, morbidity risk and persistency risk. The Group manages and mitigates insurance risks using the following, among other methods: – The Group’s Insurance Risk Policy; – The Group’s Product Risk Policy, which sets out the required standards for effective product risk management and approvals for new, or changes to existing, products (including the role of the Group). The policy also describes how the Group’s Customer Conduct Risk Policy is met in relation to new product approvals and current and legacy products; – The Group’s Financial Crime Policy (see the 'Financial crime risk' section above); – Using persistency, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and the use of industry data and expert judgement where appropriate; – Using reinsurance to mitigate, manage and diversify mortality and morbidity risks; – Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk; – Maintaining the quality of sales processes and training, and using initiatives to increase customer retention in order to mitigate persistency risk; – The use of mystery shopping to identify opportunities for improvement in sales processes and training; and – Using product repricing and other claims management initiatives in order to mitigate morbidity and medical claims inflation risk. Medical claims inflation risk A key assumption when setting and reviewing health insurance premiums is the rate of medical claims inflation, which is often in excess of general price inflation. The cost of medical treatment could increase more than expected, resulting in higher than anticipated medical claims cost passed on to Prudential. There may also be constraints on our ability to pass the medical claims inflation impact onto customers via increased health insurance premiums. The Group’s approach to best managing this risk is by retaining the right to reprice products and appropriate overall claims limits within policies, either per type of medical treatment or in total across a policy, annually and/or over the policy lifetime. Medical reimbursement downgrade experience (where the policyholder reduces the level of the coverage/protection in order to reduce premium payments) following any repricing is also monitored by the Group’s businesses. Medical claims inflation risk is managed through a range of activities and mitigants including end-to-end analytics identifying fraud, waste or abuse, tariff and discount negotiations with hospital and other medical providers, robust claim adjudication rules and processes, product innovation, and proactive collaboration with regulators. Morbidity risk Morbidity risk is the risk of deviations in the future frequency and magnitude of non-fatal accident and sickness claims relative to initial assumptions that are adverse to shareholder value. It can be influenced by a range of factors including: inflationary, economic and other pressures on the cost of medical treatment; medical advances which can reduce the incidence and improve recovery rates of serious health conditions but can also increase diagnosis rates and/ or increase or prolong treatment costs of certain conditions; government and regulatory policies; opportunistic activities (including fraud); and natural events (including pandemics). Morbidity risk can also result from: product design features that incentivise adverse policyholder behaviour; inappropriate or insufficiently informed initial assumptions; claims volatility due to random fluctuation or a large-scale systemic event; insufficient recognition of an individual’s medical, financial and/or and other relevant circumstances during the policy application assessment process; and/or ineffective claims assessments leading to payment of claims that are inconsistent with the insurance product’s contract and/or best practice. The Group manages morbidity risk through prudent product design, underwriting and claims management and, for certain products, the right to reprice where appropriate. Prudential’s morbidity assumptions reflect its recent experience and expectation of future trends for each relevant line of business. 48

Risk description Risk management Insurance risks continued Persistency risk Persistency risk results from adverse changes in policy surrenders, paid-ups and other policy discontinuances. In general, lower persistency experience results in deterioration of profits and shareholder value and can be an indicator of inadequate sales quality controls, and can elevate conduct, reputational and regulatory risks. Persistency risk generally stems from misalignment between customer needs and purchased product as a result of insufficient product collaterals and/or sales process, insufficient post-sale communication and engagement with the customer leading to a deterioration of appreciation of the value of their policy, operational barriers to premium renewal payment, and/or changes in policyholder circumstances resulting from external drivers. The Group manages persistency risk by appropriate controls across the product life cycle. These include: review of and revisions to product design and incentive structures where required; ensuring appropriate training and sales processes, including those ensuring active customer engagement and high service quality; appropriate customer disclosures and product collaterals; use of customer retention initiatives; and post-sale management through regular experience monitoring. Strong risk management and mitigation of conduct risk and the identification of common characteristics of business with high lapse rates is also crucial. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. Business concentration risk Prudential operates in markets in both Asia and Africa via various channels and product mix; although largely diversified at the Group level, several of these markets are exposed to certain levels of concentration risk. From a channel concentration perspective, some of the Group’s key markets rely more on agency and some markets rely more on bancassurance. From a product concentration perspective, some of the Group’s markets focus heavily on specific product types, depending on the target customer segments. Geographically, the Greater China (Hong Kong, Mainland China and Taiwan) region contributes materially to the Group’s top and bottom lines. Uncertainties in macroeconomic and geopolitical conditions as well as regulatory changes may impact the levels of business concentration, including any slowdown in business from Mainland China visitors to Hong Kong as well as the domestic business in Mainland China, and adversely impact the Group’s business performance and financial condition. To improve business resilience, the Group continues to look for opportunities to enhance business diversification in products and distribution channels as well as across geographical markets, by building multi-market growth engines as part of its strategy. Risks associated with the oversight of the Group’s joint ventures and associates Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or associates. For such operations, the level of control exercisable by the Group depends on the terms of the contractual agreements between participants. Whilst the joint ventures and associates are run as separate entities, the Group’s interests are best safeguarded by our ability to effectively oversee and influence these joint ventures and associates in a way that is proportionate to our ownership level and control. Further information on the risks to the Group associated with its joint ventures and other shareholders and third parties are included in section 3.6 of the Risk factors. The Group exercises primary oversight and control over joint ventures and associates through our nominated directors and other representatives on the Board and Board Committees, whose appointments are subject to regular review. The Group has effective access to management information on these businesses via the Board and Board Committees, the businesses’ public disclosures, and established regular touchpoints with key business functions of these organisations (eg audit). Key updates on joint ventures and associates are provided to the Group’s governance such as the Risk Committee and the Audit Committee. The Group also regularly reviews its governance frameworks and policies to ensure optimal oversight over joint ventures and associates. The Group has established a new Joint Venture Oversight Framework in 2024 to formalise and strengthen the Group’s oversight of the joint ventures over which it does not exercise management control. Notes (1) Reflecting products that are classified as variable fee approach only. (2) With the exception of investments backing the shareholders' 10 per cent share of the estate within the Hong Kong participating fund. (3) Excluding assets held to cover linked liabilities. (4) Based on middle ranking from Standard & Poor's, Moody's and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external ratings agencies' ratings and lastly internal ratings have been used. (5) Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill - Bank of America. Anything that cannot be identified from the three sources noted is classified as other. (6) Corporate debt comprises corporate bonds and asset backed securities. 49

Risk factors A number of risk factors may affect the financial condition, results of operations and/or prospects of Prudential and its wholly and jointly owned businesses, as a whole, and, accordingly, the trading price of Prudential’s shares. The risk factors mentioned below should not be regarded as a complete, exhaustive and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the factors specified under ‘Forward-looking statements’. 1 Risks relating to Prudential’s financial condition 1.1 Prudential’s businesses are inherently subject to market fluctuations and general economic conditions, each of which may adversely affect the Group’s business, financial condition, results of operations and prospects. Uncertainty, fluctuations or negative trends in global and national macroeconomic conditions and investment climates could have a material adverse effect on Prudential’s business, financial condition, results of operations, and prospects, including as a result of increased strategic, business, insurance, product and customer conduct risks. The financial markets in which Prudential operates are subject to uncertainty and volatility created by a variety of factors such as actual or expected changes in both monetary and regulatory policies in Mainland China, the US and other jurisdictions together with their impact on base interest rates and the valuation of asset classes and inflation expectations; slowdowns or reversals in world or regional economic growth from geopolitical conflicts and/or global issues such as pandemics; natural catastrophes; and sector-specific (eg in banking or real estate) slowdowns or deteriorations which have the potential to have contagion impacts. Other factors include fluctuations in global commodity and energy prices, concerns over the serviceability of sovereign debt in certain economies, increased levels of geopolitical and political risk and policy-related uncertainty, protectionism, trade policies, and sociopolitical and climate-driven events. The transition to a lower carbon economy, the timing and speed of which is uncertain and will vary by country, may also result in greater uncertainty, fluctuations or negative trends in asset valuations and reduced liquidity, particularly for carbon-intensive sectors, and may have a bearing on inflation levels. The extent of the financial market and economic impact of these factors may be highly uncertain and unpredictable and influenced by the actions, including the duration and effectiveness of mitigating measures, taken by governments, policymakers, institutions and the public. The adverse effects of such factors could be felt principally through the following items: – Changes to interest rates could reduce Prudential’s capital strength and impair its ability to write significant volumes of new business. Increases in interest rates could adversely impact the financial condition of the Group through changes in the present value of future fees for unit-linked businesses and/or the present value of future profits for accident and health products; and/or reduce the value of the Group’s assets and/or have a negative impact on its assets under management and profit. Decreases in interest rates could: increase the potential adverse impact of product guarantees included in non-unit-linked products with a savings component; reduce investment returns on the Group’s portfolios; impact the valuation of debt securities; and/or increase reinvestment risk for some of the Group’s investments from accelerated prepayments and increased redemptions. – A reduction in the financial strength and flexibility of corporate entities may result in a deterioration of the credit rating profile and valuation of the Group’s invested credit portfolio (which may lead to an increase in regulatory capital requirements for the Group or its businesses), increased credit defaults and debt restructurings and wider credit and liquidity spreads, resulting in realised and unrealised credit losses. Regulations imposing or increasing restrictions on the amount of company debt financing, such as those placing limits on debt or liability ratios, may also reduce the financial flexibility of corporate entities. Similarly, securitised assets in the Group’s investment portfolio are subject to default risk and may be adversely impacted by delays or failures of borrowers to make payments of principal and interest when due. Where a widespread deterioration in the financial strength of corporate entities occurs, any assumptions on the ability and willingness of governments to provide financial support may need to be revised. – Failure of Prudential’s counterparties (such as banks, reinsurers and counterparties to cash management and risk transfer or hedging transactions) to meet commitments, or legal, regulatory or reputational restrictions on the Group’s ability to deal with these counterparties, could give rise to a negative impact on Prudential’s financial position and on the accessibility or recoverability of amounts due or the adequacy of collateral. Geographic or sector concentrations of counterparty credit risk could exacerbate the impact of these events where they materialise. – Estimates of the value of financial instruments becoming more difficult because in certain illiquid, volatile or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time). Where the Group is required to sell its investments within a defined time frame, such market conditions may result in the sale of these investments at below expected or recorded prices. – The Group holds certain investments that may, by their nature, lack liquidity or have the potential to lose liquidity rapidly, such as investment funds (including money market funds), privately placed fixed maturity securities, mortgage loans, complex structured securities and alternative investments. If these investments were required to be liquidated at short notice, the Group could experience difficulty in doing so and could be forced to sell them at a lower price than it otherwise would have been able to realise. – Increased illiquidity driven by the uncertainty over the accessibility of financial resources could adversely affect the Group’s ability to meet policyholder benefit and expense obligations. This could occur if capital resources are reduced as valuations decline under extreme market conditions, external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions, or redemption restrictions are placed on Prudential’s investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential’s issued funds, and while this may not have a direct impact on the Group’s liquidity, it could result in reputational damage to Prudential. The potential impact of increased illiquidity is more uncertain than for other risks such as interest rate or credit risk. 50

– A reduction in revenue from the Group’s products could occur where fee income is linked to account values or the market value of the funds under management. Sustained inflationary pressures which may drive higher interest rates may also impact the valuation of fixed income investments and reduce fee income. For some non-unit-linked products with a savings component it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This may particularly be the case in jurisdictions where bond markets are less developed or where the duration of policyholder liabilities is longer than the duration of bonds issued and available, and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. If interest rates in these markets are lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential’s reported profit and the solvency of its business units. In addition, part of the profit from the Group’s operations is related to bonuses for policyholders declared on participating products, which are impacted by the difference between actual investment returns of the participating fund (which are broadly based on historical and current rates of return on equity, real estate and fixed income securities) and minimum guarantee rates offered to policyholders. This profit could be lower, in particular in a sustained low interest rate environment. In general, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, frauds, lapses, partial withdrawals or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. Uncertainty over livelihoods, elevated cost of living and challenges in affordability may adversely impact the demand for insurance products and increase regulatory risk in meeting regulatory requirements and expectations with respect to vulnerable customers (see risk factor 3.7). In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential’s business, balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements is reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge. For example, sustained inflationary pressures driving interest rates to higher levels may lead to increased lapses for some guaranteed savings products where higher levels of guarantees are offered by products of the Group’s competitors, reflecting consumer demand for returns at the level of, or exceeding, inflation. High inflation, combined with an economic downturn or recession, may also result in affordability challenges, adversely impacting the ability of consumers to purchase insurance products. Rising inflation, via medical claims inflation (with rising medical import prices a factor under current market conditions), may adversely impact the profitability of the Group’s businesses. Any of the foregoing factors and events, individually or together, could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects. 1.2 Geopolitical and political risks and uncertainty may adversely impact economic conditions, increase market volatility and regulatory compliance risks, cause operational disruption to the Group and its businesses and impact the implementation of its strategic plans, which could have adverse effects on Prudential’s business, financial condition, results of operations, and prospects. The Group is exposed to geopolitical and political risks and uncertainty in the diverse markets in which it operates. Such risks may include: – The application of government regulations, executive powers, sanctions, protectionist or restrictive economic and/or trade policies (including tariffs and embargoes) or other measures adopted by businesses or industries which increase trade barriers or restrict trade, sales, financial transactions, or the transfer of capital, investment, data or other intellectual property, with respect to specific territories, markets, companies or individuals; – An increase in the volume and pace of domestic regulatory changes, including those applying to specific sectors; – The increased adoption or implementation of laws and regulations which may purport to have extra-territorial application; – An increase in military tensions, regional hostilities or new conflicts which may disrupt business operations, investments, market confidence and expectations and growth; – Withdrawals or expulsions from existing trading blocs or agreements or financial transaction systems, or fragmentation of systems, including those which facilitate cross-border payments; – The implementation of measures favouring local enterprises including changes to the maximum level of non-domestic ownership by foreign companies, differing treatment of foreign-owned businesses under regulations and tax rules, or international trade disputes affecting foreign companies; – Increased costs due to government mandates or regulations imposing a financial contribution to the government as a condition for doing business; – Uncertainty in the enforceability of legal obligations where their interpretation may change or be subject to inconsistent application; and – Measures which require businesses of overseas companies to operate through locally incorporated entities or with local partners, or with requirements for minimum local representation on executive or management committees. The above risks may have an adverse impact on Prudential through their effects on the macroeconomic outlook and the environment for global, regional and national financial markets. Prudential may also face risks arising from economic sanctions imposed as a result of geopolitical conflicts and national security and economic decisions. The above risks may adversely impact the economic, business, legal and regulatory environment in specific markets or territories in which the Group, its joint ventures or jointly owned businesses, sales and distribution networks, or third-party service providers have operations. For internationally active groups such as Prudential, operating across multiple jurisdictions, such measures may add to the complexity of legal and regulatory compliance and increase the risk of conflicts between the requirements of one jurisdiction and another. See risk factors 4.1 and 4.3 below. Geopolitical and political risks and uncertainty may adversely impact the Group’s operations and its operational resilience. Increasing geopolitical and political tensions may lead to conflict, civil unrest and/or disobedience as well as increases in domestic and cross-border cyber intrusion activity. Such events could impact operational resilience by disrupting Prudential’s IT systems (including any applications, models and platform technologies), operations, new business sales and renewals, distribution channels and services to customers, which may result in a reduction in 51 contributions from business units to the central cash balances and profit of the Group, decreased profitability, financial loss, adverse customer impacts and reputational damage, and may impact Prudential’s business, financial condition, results of operations and prospects. Legislative or regulatory changes and geopolitical or political risks which adversely impact the international trading and economic relationships of Hong Kong, which is both a key market and the location of Group head office functions, may result in adverse sales, operational and product distribution impacts to the Group. 1.3 As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses, dividend payments and share buybacks. The Group’s insurance and asset management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this ‘Risk factors’ section. As a holding company, Prudential’s principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper. Prudential’s subsidiaries are generally subject to insurance, asset management, foreign exchange and tax laws, rules and regulations (including in relation to distributable profits that can limit their ability to make remittances). In some circumstances, including where there are changes to general market conditions, this could limit Prudential’s ability to pay dividends to shareholders, to make available funds held in certain subsidiaries to cover the operating expenses of other members of the Group, or to execute business strategies such as share buybacks. A material change in the financial condition of any of Prudential’s subsidiaries may have a material effect on the Group's business, financial condition, results of operations and prospects. 1.4 Prudential’s investment portfolio is subject to the risk of potential sovereign debt credit deterioration. Investing in sovereign debt creates exposure to the direct or indirect consequences of geopolitical, political, social or economic changes (including changes in governments, heads of state or monarchs), military conflicts, pandemics and associated disruption, and other events affecting the markets in which the issuers of such debt are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks that are different to investment in the debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due (or in the agreed currency) in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor’s willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its financial position, the extent and availability of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor’s policy toward local and international lenders, geopolitical tensions and conflicts and the political constraints to which the sovereign debtor may be subject. Fiscal risks faced by sovereigns could increase due to elevated levels of indebtedness and increasing demands on government budgets stemming from rising social welfare costs, defence expenditures and climate transition efforts. Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies’ exchange rates, or may adopt monetary, fiscal and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers. In addition, if a sovereign default or other such events described above were to occur, as has happened on certain occasions in the past, other financial institutions may also suffer losses or experience solvency or other concerns, which may result in Prudential facing additional risks relating to investments in such financial institutions that are held in the Group’s investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be adversely affected, as might counterparty relationships between financial institutions. If a sovereign were to default on or restructure its obligations, or adopt policies that devalued or otherwise altered the currencies in which its obligations were denominated, this could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects. 52

1.5 Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties. Prudential’s financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are important factors affecting public confidence in Prudential’s products, and as a result its competitiveness. Downgrades in Prudential’s ratings as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products, retain current policyholders and attract new policyholders, as well as the Group’s ability to compete for acquisition and strategic opportunities. Downgrades could have an adverse effect on the Group’s financial flexibility, including its ability to issue commercial paper at acceptable levels and pricing, requirements to post collateral under or in connection with transactions, and ability to manage market risk exposures. The interest rates at which Prudential is able to borrow funds are affected by its credit ratings, which are in place to measure the Group’s ability to meet its contractual obligations. In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential’s financial condition. Any such downgrades could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects. Prudential cannot predict what actions rating agencies may take, or what actions Prudential may take in response to any such actions, which could adversely affect its business. 1.6 Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses. Prudential’s operations generally write policies and invest in assets denominated in local currencies, but in some markets Prudential also writes policies and invests in assets denominated in non-local currencies, primarily in the US dollar. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to fluctuations in Prudential’s consolidated financial statements upon the translation of results into the Group’s presentation currency. This exposure is not currently separately managed. The Group presents its consolidated financial statements in the US dollar. The results of some entities within the Group are not denominated in or linked to the US dollar and some enter into transactions which are conducted in non-US-dollar currencies. Prudential is subject to the risk of exchange rate fluctuations from the translation of the results of these entities and non-US-dollar transactions and the risks from the maintenance of the HK dollar peg to the US dollar. In cases where a non-US-dollar-denominated surplus arises in an operation which is to be used to support Group capital or shareholders’ interest (ie remittances), this currency exposure may be hedged where considered economically favourable. Prudential is also subject to the residual risks arising from currency swaps and other derivatives that are used to manage the currency exposure. 2 Risks relating to sustainability (including environmental, social and governance (ESG) and climate-related) matters 2.1 The failure to understand and respond effectively to the risks associated with sustainability factors could adversely affect Prudential’s achievement of its long-term strategy. Sustainability-related risks refer to (i) environmental, social or governance issues, trends or events that could have a financial or non-financial impact on the Group, and/or (ii) the Group’s sustainability-focused activities, strategy and commitments that could have an external impact on the environment and wider society. A failure to manage the risks associated with key sustainability themes may undermine Prudential’s financial performance, operational resilience and sustainability credentials, and adversely impact its reputation and brand, and its ability to attract and retain customers and employees, and therefore the delivery of its business strategy and long-term financial success. As investors are increasingly being seen as partly responsible for the actions of the companies they invest in, Prudential, as an asset owner, may also incur sustainability-related risks from investee companies. a Environmental risks Environmental concerns, notably those associated with climate change, biodiversity and nature degradation, present potential long-term risks to the sustainability ambitions of Prudential and may impact its customers and other stakeholders. Prudential is therefore exposed to the long-term impact of climate change and nature degradation risks, which include the financial and non-financial impacts of transition risks relating to a lower carbon economy as well as nature preservation and restoration, and also physical, reputational and shareholder, regulatory, customer or third-party litigation risks. Recognising the long-term nature of the Group’s investment time horizon, the global transition to a lower carbon economy and nature preservation may have an adverse impact on investment valuations and liquidity as the financial assets of carbon-intensive companies in some asset sectors re-price as a result of increased operating costs and a reduction in demand for their products and services. The speed of this transition, and the extent to which it is orderly and managed versus disorderly and reactive, will be influenced by factors such as changes in geopolitics, public policy, technology and customer or investor sentiment. Prudential’s stakeholders increasingly expect and/or rely on the Group to support an orderly, inclusive and sustainable transition based on an understanding of the relevant market and investee-company-level transition plans with consideration given to the impact on the economies, businesses, communities and customers in these markets. The potential economic impacts of transition risks may also have a broader economic impact that may adversely affect customers and their demand for the Group’s products. 53

The Group’s ability to sufficiently understand, measure and appropriately respond to transition risk may be limited by insufficient or unreliable data on the carbon exposure, nature impacts and dependencies, and transition plans of investee companies. This may impact the Group’s ability to deliver on its external carbon reduction commitments and the implementation of sustainability considerations in existing or new sustainability-orientated investment strategies and products. Additionally, current limitations in financial climate and nature modelling tools make it challenging to assess the financial impact of climate-related risks on the Group and its investment portfolio, particularly for longer-term time horizons. The direct physical impacts of climate change and nature degradation, including shorter-term event-driven (acute) physical risks such as increasingly frequent and severe hurricanes and wildfires, and those associated with longer-term shifts in climate patterns such as elevated temperatures and prolonged drought (chronic physical risks), are likely to become increasingly significant factors in the mortality and morbidity risk assessments for the Group’s insurance product underwriting and offerings and their associated claims profiles. These physical climate risks have the potential to disproportionately impact the Asia and Africa markets in which Prudential operates and invests. Similarly, nature-related physical risks can impact life and health liabilities where, for example, pollution, poor water quality, waste contamination and overexploitation of the natural environment can all contribute to biodiversity degradation, which in turn can potentially pose threats to human health. A failure to understand, manage and provide greater transparency of its exposure to these environment-related risks may have increasingly adverse implications for Prudential and its stakeholders. At the same time, evolving and diverging approaches to sustainability in different jurisdictions, in some cases with extraterritorial reach, create challenges for global businesses such as Prudential in meeting differing requirements and expectations. b Social risks Social risks that could impact Prudential may arise from a failure to consider the rights, diversity, wellbeing, changing needs, human rights and interests of its customers and employees and the communities in which the Group or its third parties operate. Perceived or actual inequity and income disparities (both within developed markets and within the Group’s markets) have the potential to further erode social cohesion across the Group’s markets, which may increase operational and disruption risks for Prudential and impact the delivery of the Group’s strategy on developing affordable and accessible products to meet the needs of people across these markets. Direct physical impacts of climate change and deterioration of the natural environment, together with the societal impact from actions that support the global transition to a lower carbon economy, may disproportionately impact the stability of livelihoods and health of lower socioeconomic groups within the markets in which the Group operates. These risks are heightened as Prudential operates in multiple jurisdictions that are particularly vulnerable to climate change and biodiversity degradation, with distinct local cultures and considerations. Evolving social norms and emerging population risks associated with public health trends (such as an increase in obesity, metabolic syndrome and mental health deterioration) and demographic changes (such as population urbanisation and ageing), as well as potential migration or displacement due to factors including climate- and nature-related developments, may affect customer lifestyles and therefore may impact the level of claims and persistency under the Group’s insurance product offerings. As a provider of insurance and investment services, the Group is increasingly focused on making its products more accessible through the use of digital services, technologies and distribution methods to customers. As a result, Prudential has access to extensive amounts of customer personal data, including data related to personal health, and an increasing ability to analyse and interpret this data through the use of complex tools, machine learning and artificial intelligence (AI) technologies. The Group is therefore exposed to an increase in technology risk, including potential unintended consequences from algorithmic biases, as well as regulatory, ethical and reputational risks associated with customer data misuse or security breaches. These risks are explained in risk factors 3.4 and 3.5 below. The increasing digitalisation of products, services and processes may also result in new and unforeseen regulatory requirements and stakeholder expectations, including those relating to how the Group supports its customers through this transformation. Failure to foster an inclusive, diverse and open environment for the Group’s employees in accordance with the Group Code of Conduct could impact the ability to attract and/or retain employees and increase potential reputational risk. The business practices within the Group’s third-party supply chain and investee companies with regards to topics including labour standards, respect for human rights and modern slavery also expose the Group to potential reputational risk. Insurers use the claims and risk profiles of different homogeneous customer cohorts such as age, gender and health status to determine the insurance premiums and/or charges. In some societal settings, insurers' ability to set differential premiums and/or charges may be viewed as an equitable and risk-based practice. In other societal settings, this may be viewed as discriminatory. Failure to understand and manage these divergent views across the markets in which Prudential operates may adversely impact the financial condition and reputation of the Group. c Governance A failure to maintain high standards of corporate governance may adversely impact the Group and its customers and employees and increase the risk of poor decision-making and a lack of oversight and management of its key risks. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration also increases the risk of poor senior management behaviour. Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control and the use of third-party service providers increase the potential for reputational risks arising from inadequate governance. The pace and volume of global standards and sustainability, environmental and climate-related regulations emerging across the markets in which the Group operates, the need to deliver on existing and new exclusions or restrictions on investments in certain sectors, engagements and reporting commitments, such as the International Sustainability Standards Board (ISSB) standards for climate-related disclosures, and the demand for externally assured reporting may give rise to regulatory compliance, operational, disclosure and litigation risks, which may be increased by the multi-jurisdictional coordination required in adopting a consistent risk management approach. The launch of sustainability-focused funds or products, or the (method of) incorporation of sustainability considerations within the investment process for existing products, may increase the risks related to the perceived fulfilment of fiduciary duties to customers and investors by the Group’s appointed asset managers, and may subsequently increase regulatory compliance, customer conduct, product disclosure, litigation and reputational risks. Prudential’s voluntary memberships of, or participation within, industry organisations and groups or their initiatives may increase stakeholder expectations of the Group’s acquiescence or compliance with their publicised positions or aims. The reputational and litigation risks of the Group 54 may subsequently increase where the stated positions or aims of such industry organisations or their initiatives continue to evolve, or where jurisdictions interpret their objectives as adversely impacting on markets or consumers, including, for example, perceived conflicts with anti-trust laws. See risk factor 4.1 for details of sustainability including ESG and climate-related regulatory and supervisory developments with potential impacts for the Group. Sustainability risks may directly or indirectly impact Prudential’s business and the achievement of its strategic focus on providing greater and more accessible health and financial protection, responsible stewardship and investment within the Group’s markets to support a just and inclusive transition and nature restoration, and developing a sustainable business that delivers a positive impact on its broad range of stakeholders, which range from customers, institutional investors, employees and suppliers to policymakers, regulators, industry organisations and local communities. A failure to transparently and consistently implement the Group’s Sustainability Strategy across its local businesses and operational, underwriting and investment activities, as well as a failure to implement and uphold responsible business practices, may adversely impact the financial condition and reputation of the Group. This may also negatively impact the Group’s stakeholders, who all have expectations, concerns and aims related to sustainability matters, which may differ, both within and across stakeholder groups and the markets in which the Group operates. In its investment activities, Prudential’s stakeholders increasingly have expectations of, and place reliance on, an approach to responsible investment that demonstrates how sustainability considerations are effectively integrated into investment decisions and the performance of fiduciary and stewardship duties. These duties include effective implementation of exclusions, voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager, in line with internally defined procedures and external commitments. The increased demands and expectations of stakeholders for transparency and disclosure of the activities that support these duties further heighten disclosure risks for the Group, including those associated with potentially overstating or misstating the positive environmental or societal impacts of the Group’s activities, products and services (eg greenwashing). 3 Risks relating to Prudential’s business activities and industry 3.1 The implementation of large-scale transformation, including complex strategic initiatives, gives rise to significant design and execution risks and may affect Prudential’s operational capability and capacity. Failure of these initiatives to meet their objectives may adversely impact the Group and the delivery of its strategy. To implement its business strategies for growth, meet customer needs, improve customer experiences, strengthen operational resilience, meet regulatory and industry requirements, and maintain market competitiveness, Prudential from time to time undertakes operating model and corporate restructuring, transformation programmes and acquisitions/disposals across its business. Many such change initiatives are complex, interconnected and/or of large scale, and seek to achieve business efficiencies through operating model changes, advancing the Group’s digital capability, expanding strategic partnerships, and industry and regulatory-driven change. There may be a material adverse effect on Prudential’s business, employees, customers, financial condition, results of operations and prospects if these initiatives incur unplanned costs, are subject to implementation delays, or fail to fully meet their objectives. Leadership changes and changes to the business and operational model of the Group increase uncertainty for its employees, which may affect operational capacity and the ability of the Group to deliver its strategy. There may also be adverse implications for the Group in undertaking transformation initiatives, such as placing additional strain on employees or operational capacity, and adding stress to change management practices. Implementing initiatives related to the business strategy for the Group, control environment transformation, significant accounting standard changes, and other regulatory changes in major businesses of the Group may amplify these risks. Risks relating to these regulatory changes are explained in risk factor 4.1 below. The speed of technological change in the business could outpace the Group’s ability to anticipate all the unintended consequences that may arise from such change. Challenges or failures in adopting innovative technologies, such as failure to systematically, prudently and effectively implement AI, may expose Prudential to potential opportunity cost, loss of competitive advantage, as well as additional regulatory, information security, privacy, operational, ethical and conduct risks. High-quality training data is essential for building accurate and robust AI models. Without sufficient, well-structured and relevant data, AI systems may produce unreliable or biased results. Real-world data collected during deployment as well as continuous monitoring and updating using new data may help adapt AI models to specific contexts, improving their reliability, efficiency and performance. Prudential seeks to consider potential risks and negative outcomes, and proactively build risk mitigation governance practices, when implementing AI technologies to mitigate these unintended effects. 3.2 Prudential’s businesses are conducted in highly competitive environments with rapidly developing demographic trends. The profitability of the Group’s businesses depends on management’s ability to respond to these pressures and trends. The markets for financial services are highly competitive, with a number of factors affecting Prudential’s ability to sell its products and its profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, range of distribution channels and distribution quality, illustrative point-of-sale customer investment returns, ability to implement and comply with regulatory changes, the imposition of regulatory sanctions, brand strength and name recognition, investment management performance and fund management trends, historical bonus levels, the ability to respond to developing demographic trends, customer appetite for certain savings products (which may be impacted by broader economic pressures), delivery of non-guaranteed benefits (notably non-guaranteed investment returns) according to reasonable customer expectations set at and after the point-of-sale, technological advances, and the interplays of these factors. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, have differing financial and/or risk appetites, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees, agents and independent financial advisers may limit Prudential’s potential to grow its business as quickly as planned or otherwise implement its strategy. Technological advances, including those enabling increased capability for gathering large volumes of customer health data and developments in capabilities and tools for analysing and interpreting such data (such as AI and machine learning as well as other digital technologies), may result in increased competition to the Group, and may increase the competition risks resulting from a failure to be able to retain existing talent in the organisation, as well as hiring for newly emerging roles in the marketplace. Additionally, evolving regulatory requirements and the development of new technologies, including AI, may vary across the markets the Group operates in. This could limit the Group's ability to implement these technologies uniformly, resulting in disparities in innovation and cost efficiency, and impacting the Group's competitive position. 55

The Group’s principal competitors include global life insurers, regional insurers and multinational asset managers. In most markets, there are also local companies that have a material market presence. Prudential believes that competition will intensify across all regions in response to consumer demand, digital and other technological advances (including the use of AI to improve operational efficiency and enhance customer experiences), the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential’s ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures. Failure to do so may adversely impact Prudential’s ability to attract and retain customers and, importantly, may limit Prudential’s ability to take advantage of new business arising in the markets in which it operates, which may have an adverse impact on the Group’s business, financial condition, results of operations and growth prospects. 3.3 Adverse experience in the operational risks inherent in Prudential’s business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its business, financial condition, results of operations and prospects. Operational risks are present in all of Prudential’s businesses, including the risk of loss arising from inadequate or failed internal processes, systems or human error, misconduct, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber attacks, acts of terrorism, military conflict, civil unrest and other catastrophes) or other external events. These risks may also adversely impact Prudential through its partners. Prudential relies on the performance and operations of a number of bancassurance, agency and product distribution, outsourcing (including but not limited to external technology, data hosting and payments), and service partners. These include back office support functions, such as those relating to technology infrastructure, development and support, and customer-facing operations and services, such as product distribution and services (including through digital channels), and investment operations. This creates reliance upon the resilient operational performance of these partners and exposes Prudential to the risk that the operations and services provided by these partners are disrupted or fail. Further, Prudential operates in extensive and evolving legal and regulatory environments which adds to the complexity of the governance and operation of its business processes and controls. Exposure to such risks could impact Prudential’s operational resilience and ability to perform necessary business functions if there are disruptions to its systems, operations, new business sales and renewals, distribution channels and services to customers, or could result in the loss of confidential or proprietary data. Such risks, as well as any weaknesses in administration systems (such as those relating to policyholder records) or actuarial reserving processes, may also result in increased expenses, as well as legal and regulatory sanctions, decreased profitability, financial loss and customer conduct risk impacts. This could damage Prudential’s reputation and relationship with its customers and business partners. A failure to adequately oversee service partners (or their technology and operational systems and processes) could result in significant service degradation or disruption to Prudential’s business operations and services to its customers, which may have reputational or conduct risk implications and could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects. Prudential’s business requires the processing of a large number of transactions for a diverse range of products. It also employs complex and interconnected technology and finance systems, models and user-centric applications in its processes to perform a range of operational functions. These functions include the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, and the acquisition of new business using AI and digital applications. Many of these tools form an integral part of the information and decision-making frameworks used by Prudential and the risk of adverse consequences arising from erroneous or misinterpreted tools used in core business activities, decision-making and reporting exists. Errors or limitations in these tools, or their inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, customer detriment, inaccurate external reporting or reputational damage. The long-term nature of much of the Group’s business also means that accurate records are to be maintained securely for significant time periods. The performance of the Group’s core business activities and the uninterrupted availability of services to customers rely significantly on, and require significant investment in, resilient IT applications, infrastructure and security architectural design, data governance and management and other operational systems, personnel, controls and mature processes. During large-scale disruptive events or times of significant change, or due to other factors impacting operational performance including adequacy of skilled/experienced personnel, the resilience and operational effectiveness of these systems and processes at Prudential and/or its third-party service providers may be adversely impacted. In particular, Prudential and its business partners are making increasing use of emerging technological tools and digital services, or forming strategic partnerships with third parties to provide these capabilities. Automated distribution channels and services to customers increase the criticality of providing uninterrupted services. A failure to implement appropriate governance and management of the incremental operational risks from emerging technologies may adversely impact Prudential’s reputation and brand, the results of its operations, its ability to attract and retain customers and its ability to deliver on its long-term strategy and therefore its competitiveness and long-term financial success. Although Prudential’s technology, compliance and other operational systems, models and processes incorporate strong governance and controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no complete assurance as to the resilience of these systems and processes or that governance and controls will always be effective. Due to human error, among other reasons, operational and model risk incidents may occur from time to time and no system or process can entirely prevent them. Prudential’s legacy and other technology systems, data and processes, as with operational systems and processes generally, may also be susceptible to failure or security/ data breaches. 56

3.4 Cyber security risks, including attempts to access or disrupt Prudential’s technology systems, and loss or misuse of personal data, could have potential adverse financial impacts on the Group and could result in loss of trust from Prudential’s customers and employees and reputational damage, which in turn could have material adverse effects on the Group’s business, financial condition, results of operations and prospects. Prudential and its business partners operate in an escalating cyber security risk landscape. Individuals (including employees, contractors and agents) or groups may pose intentional or unintentional threats to the availability, confidentiality, and integrity of Prudential’s technology systems. These risks extend to the security of both corporate and customer data. The evolution of ransomware (a form of malicious software (malware) designed to restrict data access until a ransom is paid) could pose a threat to Prudential by impeding operations or resulting in the public exposures of sensitive information if the ransom is not promptly paid. Where these risks materialise, this could result in disruption to key operations, make it difficult to recover critical data or services, or damage assets, any of which could result in loss of trust from Prudential’s customers and employees, reputational damage and direct or indirect financial loss. The vast amount of personal and financial data held by financial services companies makes them attractive targets for cyber crime groups. Recent trends indicate that ransomware attacks are on the rise due to the proliferation of ransomware exploit toolkits and Ransomware-as-a-Service (RaaS) offerings, which provide threat actors with easy access to powerful attack tools. Simultaneously, global cyber security threats are becoming more sophisticated and impactful. As financial institutions increasingly rely on third-party vendors and interconnected systems, vulnerabilities in these supply chains can also be exploited by cyber criminals. A compromised vendor or service provider could inadvertently introduce malicious code or backdoors into the financial institution’s infrastructure, leading to potential data breaches or ransomware incidents. Prudential’s increasing profile in its current markets and those in which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness, and increasing adoption of the Group’s digital platforms could also increase the likelihood of Prudential being considered a target by cyber criminals. There is an increasing requirement and expectation on Prudential and its business partners not only to hold the data of customers, shareholders and employees securely, but also to ensure its ongoing accuracy and that it is being used in a transparent, appropriate and ethical way, including in decision-making where automated processes or AI are employed. As Prudential and its business partners increasingly adopt digital technology including AI in business operations, the data the Group generates creates an opportunity to enhance customer engagement while maintaining a responsibility to keep customers’ personal data safe. Various policies and frameworks are in place to govern the handling of customers' data. A failure to adhere to these policies may result in regulatory scrutiny and sanctions and detriment to customers and third-party partners, and may adversely impact the reputation and brand of the Group, its ability to attract and retain customers, and deliver on its long-term strategy, and therefore the results of its operations. The risk to the Group of not meeting these requirements and expectations may be increased by the expansion of cloud-based infrastructure and the usage of digital distribution and service channels, which can collect a broader range of personal and health-related data from individuals at increased scale and speed, as well as the use of complex tools, machine learning and AI technologies to process, analyse and interpret this data. New and currently unforeseeable regulatory, reputational and operational issues may also arise from the increased use of emerging technology such as generative AI which requires careful consideration and guardrails established to enable its safe use. Regulatory developments in cyber security and data protection continue to progress worldwide. In 2024, the momentum in focus on data privacy continued to increase, with regulators in Asia and globally introducing new data privacy laws or enhancing existing ones (eg new data protection laws in Indonesia which came into effect in October 2024, the EU AI Act passed in May 2024, and the new GenAI Guidelines and AI Verify Framework issued in Singapore). Such developments may increase the complexity of requirements and obligations in this area, in particular where they involve AI or data localisation restrictions, or impose differing and/or conflicting requirements compared with those of other jurisdictions. Prudential faces increased financial and reputational risks due to both dynamic changes in the regulatory landscape and the risk of a significant breach of IT systems or data. These risks extend to joint ventures and third-party suppliers in light of a dynamic cyber threat landscape including supply chain compromise, computer viruses, unauthorised access and cyber security attacks such as ‘denial of service’ attacks, phishing and disruptive software campaigns. Despite multi-layered security defences, there is no guarantee that such events will not occur, and they could have significant adverse effects on Prudential’s business, financial condition, results of operations and prospects. 3.5 Prudential’s digital platforms may heighten existing business risks to the Group or introduce new risks as the markets in which it operates, and its partnerships and product offerings evolve. Prudential’s digital platforms are subject to a number of risks. In particular, these include risks related to legal and regulatory compliance and the conduct of business; the execution of complex change initiatives; information security and data privacy; the use of models and the handling of personal data (including those using or used by AI); the resilience and integrity of IT infrastructure and operations; and those relating to the management of third parties. These existing risks for the Group may be increased due to several factors: – The number of current and planned markets in which Prudential’s digital platforms operate, each with their own laws and regulations, regulatory and supervisory authorities, the scope of application of which may be uncertain, conflicting or change at pace, may increase regulatory compliance risks; – The implementation of planned digital platforms and services, which may require the delivery of complex, interconnected change initiatives across current and planned markets. This may give rise to design and execution risks, which could be amplified where these change initiatives are delivered concurrently; – The increased volume, breadth and sensitivity of data on which the digital platforms are dependent and to which the Group has access, holds, analyses and processes through its models, increases information security, data privacy and usage risks. Furthermore, the use of complex models, including where AI is used for critical decision-making, in an application’s features and offerings may give rise to ethical, operational, conduct, litigation and reputational risks if they do not function as intended; 57

– Reliance on and/or collaboration with a number of third-party partners and providers, which may vary according to the market. This may increase operational disruption risks to the uninterrupted provision of services to customers, regulatory compliance and conduct risks, and the potential for reputational risks; and – Support for, and development of, the platforms being provided outside some of the individual markets in which the platforms operate, which may increase the complexity of local legal and regulatory compliance. New product offerings and functionality (including those supported by AI) may be developed and provided through the digital platforms, which may introduce new regulatory, operational, conduct and strategic risks for the Group. Regulations may be introduced, which limit the permitted scope of online or digitally distributed insurance and asset management services, or deployment of new technological services, and may restrict current or planned offerings provided by the platform. A failure to implement appropriate governance and management of the incremental and new risks detailed above may adversely impact Prudential’s reputation and brand, its ability to attract and retain customers, its competitiveness, its ability to deliver on its long-term strategy and the financial position of the Group. 3.6 Prudential operates in certain markets with joint venture partners and other shareholders and third parties. These businesses face the same risks as the rest of the Group and also give rise to certain risks to Prudential that the Group does not face with respect to its wholly-owned subsidiaries. Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements (including associates). The financial condition, operations and reputation of the Group may be adversely impacted, or the Group may face regulatory censure, in the event that any of its partners fails or is unable to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime and sustainability (including climate-related) risks (see risk factor 2.1 above), or fails to resolve disputes that may arise from existing agreements or during the course of implementing business strategy. Reputational risks to the Group are amplified where any joint ventures or jointly owned businesses carry the Prudential name. A material proportion of the Group’s business comes from its joint venture and associate businesses in Mainland China and India, respectively. For such operations the level of control exercisable by the Group depends on the terms of the contractual agreements as well as local regulatory constraints applicable to the joint venture and associate businesses, such as listing requirements; and in particular those terms providing for the allocation of control among, and continued cooperation between, the participants. As a result, the level of oversight, control and access to management information the Group is able to exercise at these operations may be lower compared to the Group’s wholly-owned businesses. This may increase the uncertainty for the Group over the financial condition of these operations, including the valuation of their investment portfolios and the extent of their invested credit and counterparty credit risk exposure, resulting in heightened risks to the Group as a whole. This may particularly be the case where the geographies in which these operations are located experience market or sector-specific slowdowns, disruption, volatility or deterioration (such as the negative developments in the Mainland Chinese economy). In addition, the level of control exercisable by the Group could be affected by changes in the maximum level of foreign ownership imposed on foreign companies in certain jurisdictions. The exposure of the Group to the risks detailed in risk factor 3.1 above may also evolve in line with the Group’s strategic initiatives, such as the expansion of the Group’s operations through joint ventures or jointly owned businesses. In addition, a significant proportion of the Group’s product distribution is carried out through agency arrangements and contractual arrangements with third-party service providers not controlled by Prudential, such as bancassurance arrangements, and the Group is therefore dependent upon the continuation of these relationships. The effectiveness of these arrangements, or temporary or permanent disruption to them, such as through significant deterioration in the reputation, financial position or other circumstances of the third-party service providers, material failure in controls (such as those pertaining to third-party service providers’ systems failure or the prevention of financial crime), regulatory changes affecting their governance or operation, or their failure to meet any regulatory requirements could adversely affect Prudential’s reputation and its business, financial condition, results of operations and prospects. 3.7 Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential’s business, financial condition, results of operations and prospects. In common with other life insurers, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and other policy discontinuances, and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses. The Group’s businesses are subject to inflation risk. In particular, the Group’s medical insurance businesses are also exposed to medical inflation risk, which is often in excess of general price inflation. The potential adverse impacts to the profitability of the Group’s businesses from the upheavals in financial markets and levels of economic activity on customer behaviours are described in risk factor 1.1 above. While the Group has the ability to reprice some of its products, the frequency of repricing may need to be increased. Such repricing is dependent on the availability of operational and resource capacity to do so, as well as the Group’s ability to implement such repricing in light of the increased regulatory and societal expectations reflecting the affordability of insurance products and the protection of vulnerable customers, as well as the commercial considerations of the markets the Group operates in. The profitability of the Group’s businesses also may be adversely impacted by the medical reimbursement downgrade experience following any repricing. Prudential, like other insurers, needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations. A further factor is the assumptions that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group. Prudential’s persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumptions. If actual levels of persistency are significantly different than assumed, the Group’s results of operations could be adversely affected. 58

In addition, Prudential’s business may be adversely affected by epidemics, pandemics and other effects that give rise to a large number of deaths or additional sickness claims, as well as increases to the cost of medical claims. Pandemics, significant influenza and other epidemics have occurred a number of times historically, but the likelihood, timing or severity of future events cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combatting the spread and severity of any epidemics, as well as pharmaceutical treatments and vaccines (and their rollouts) and non-pharmaceutical interventions, could have a material impact on the Group’s claims experience. Prudential uses reinsurance to selectively transfer mortality, morbidity and other risks. This exposes the Group to: the counterparty risk of a reinsurer being unable to pay reinsurance claims or otherwise meet their commitments; the risk that a reinsurer changes reinsurance terms and conditions of coverage, or increases the price of reinsurance which Prudential is unable to pass on to its customers; the risk of ambiguity in the reinsurance terms and conditions leading to uncertainty whether an event is covered under a reinsurance contract; and the risk of being unable to replace an existing reinsurer, or find a new reinsurer, for the risk transfer being sought. Any of the foregoing, individually or together, could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects. 4 Risks relating to legal and regulatory requirements 4.1 Prudential conducts its businesses subject to regulation and associated regulatory risks, including a change to the basis of the regulatory supervision or intervention of the Group, the level of regulatory scrutiny arising from the Group’s reported events, the effects and pace of changes in the laws, regulations, policies, their interpretations and application, and any industry/accounting standards in the markets in which it operates. Any non-compliance with laws, regulations, government policies, or common industry practices and standards or rules in the financial services and insurance sector (including those applicable to relevant companies, individuals or distributors) can adversely affect Prudential’s operations, licences or business continuity. In the markets in which Prudential operates, it is subject to regulatory requirements for ongoing operations as well as obligations with respect to financial crime, including anti-money laundering (AML), sanctions compliance, and anti-corruption and fraud, which may either impose obligations on the Group to act in a certain manner or restrict the way that the Group can act in respect of specified individuals, organisations, businesses, territories and/or governments. A failure to comply with such requirements may adversely impact the reputation of Prudential and/or result in the imposition of legal or regulatory penalties, heightened regulatory scrutiny or enforcement actions, or restrictions on the Group. The impact from regulatory developments may also be material to Prudential; for instance, changes may be required to its product range, distribution channels, sales and servicing practices, data handling, operational processes, competitiveness, profitability, capital requirements, risk appetite and risk management approaches, corporate or governance structure, financial and non-financial disclosures and reported results, and financing requirements. Changes in capital-related regulations may affect the sensitivity of capital to market factors and the allocation of capital and liquidity within the Group. Regulators may also change solvency requirements or methodologies for determining components of the regulatory or statutory balance sheet, including the reserves and the level of capital required to be held by individual businesses (with implications to the Group capital position). Other government interventions due to financial and global economic conditions may also potentially lead to tightened business operating environment and heightened regulatory scrutiny. For internationally active groups such as Prudential, operating across multiple jurisdictions (including cross-border activities) may increase the complexity and volume of legal and regulatory compliance challenges. The multitude of laws and regulations in the jurisdictions in which Prudential operates is dynamic and may be subject to ongoing changes. Legal and regulatory obligations may also be unclear in their application to particular circumstances, which may affect Prudential’s ability to enforce the Group’s rights in the manner intended and reduce predictability for Prudential’s business operations. Compliance with Prudential’s legal or regulatory obligations, including those in respect of international sanctions, sustainability efforts and human resources practices, in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group. Geopolitical and global tensions may also lead to realignment among blocs, or challenging supply chains, which may lead to an increase in the volume and complexity of international sanctions or controls. These risks may be increased where uncertainty exists on the scope of regulatory requirements and obligations, and where the complexity of specific cases applicable to the Group is high. Further information on specific areas of regulatory and supervisory requirements or changes is included below. a Group-wide Supervision (GWS) regulatory framework The Hong Kong Insurance Authority (Hong Kong IA) is the Group-wide supervisor for Prudential. The Group is subject to the Hong Kong IA's GWS Framework, which is principles-based and outcome-focused, allowing the Hong Kong IA to exercise direct regulatory powers over the designated holding companies of multinational insurance groups. Prudential has in place various monitoring mechanisms and controls to ensure ongoing sustainable compliance and to promote constructive engagement with the Hong Kong IA as its Group-wide supervisor. b The Group's regulatory landscape In 2024, the Hong Kong IA and regulators in the markets in which Prudential operates continued to focus on customer protection and the resilience of the insurance industry, including the management of business practices and operational soundness with appropriate governance and controls. New mandates and guidelines were issued in several markets whereby industry participants are required to assess, monitor and manage non-financial, financial and sustainability risks. Business conduct and consumer protection remain the priority for regulators, with emphases on products, sales, servicing and data protection expectations, as well as various operational processes including resilience, investment management, third-party management and technology management. Major regulatory changes and reforms are in progress in some of the Group’s key markets, with some uncertainty regarding the full impact to Prudential: 59

– In Hong Kong, the Hong Kong IA enhanced regulatory standards in 2024 for broker business models involving customer referral arrangements and insurers' intermediary oversight obligations, with the aim to reduce unlicensed activities and improve industry practices. Moreover, the Hong Kong IA issued Guideline 34 to set out the expectations for authorised insurers in managing fund(s) in respect of participating business, including the fair and equitable allocation of distributable surplus/profits, alignment with policyholders’ reasonable expectations, sustainable management, and compliance with the Board-approved governance. As this product category matures over the coming years and enters into new stages of its lifecycle, management of the interplays between these expectations may increase in complexity. Additional customer protection requirements are anticipated in 2025. The Hong Kong IA updated its cyber security requirements to include a new resilience assessment framework in December 2024, and has also expressed its short-term goal of developing a regulatory framework for AI. – In Mainland China, regulatory developments in the financial sector have continued, potentially increasing compliance risk to the Group. In 2024, the National Financial Regulatory Administration (NFRA) reinforced the importance of insurance and its role in enhancing the robustness of the Chinese financial system with ongoing regulatory initiatives on market shift to value and efficiency, adaptions to the local regulatory solvency regime, robust risk management and compliance practices, asset-liability management strengthening, corporate governance and customer protection. In May 2024, the NFRA removed the restriction on the number of insurance partners allowed for banks. This change is expected to intensify competition within the bancassurance space. In August 2024, the NFRA reduced the cap on pricing interest rates for various insurance product types and directed the industry towards a more dynamic market-linked pricing mechanism in the future. – In Singapore, following the discovery of the $2.2 billion money-laundering ring in the market in 2023, the local authorities announced a new AML strategy in October 2024 to maintain the effectiveness of the national AML framework to prevent, detect, and enforce money laundering issues. The strategy also incorporates the revised money laundering national risk assessment of the Monetary Authority of Singapore (MAS) to enhance risk understanding and mitigation measures. – In Malaysia, Bank Negara Malaysia (BNM) continued to issue and propose new regulatory changes in 2024 with varying implications on medical health product offerings, quantum of product repricing, and product disclosures to ensure fair treatment of vulnerable customers. The BNM has also initiated revised capital adequacy requirements aimed at improving risk-based capital measurements and reporting, scheduled to take effect in 2027. – In Indonesia, the focus on insurance industry regulation and supervision remains high with the Otoritas Jasa Keuangan (OJK) five-year roadmap in place to enhance policyholder protection and financial and operational controls. This roadmap covers data, capital, products, actuarial, risk, and control frameworks and applies from 2023 until 2027. – In Vietnam, significant insurance regulatory changes were made during 2023-2024 to enhance customer protection, operational controls, sales professionalism and bancassurance practices. The insurance players are in the process of transitioning to the changing regulatory landscape, including a restriction imposed to prohibit banks from bundling non-compulsory insurance products alongside other financial services starting in July 2024. – In Thailand, the Office of Insurance Commission presented draft amendments to the life and non-life insurance laws in December 2023, covering changes in shareholding, dividends, products and sales, capital fund, finance, and mergers and acquisitions. The draft amendments primarily aim to elevate governance standards within the insurance industry and are currently subject to the local legislative process. – In the Philippines, financial product and customer service requirements were fully adopted in 2024 following an 18-month transition period since being issued by the Insurance Commission in March 2023. The updated requirements include product and service disclosures, a systematic approach to customer assistance and conduct risk management, and additional complaints filing. – In India, the Insurance Regulatory and Development Authority of India (IRDAI) continues to focus on industry reform and global competitiveness. The IRDAI is promoting the use of technology to transform the insurance landscape in the country, aiming to become a major insurance market globally by 2032. In addition, the IRDAI is planning to introduce risk-based capital requirements. These changes will unfold over time and will be influenced by various factors including the overall economic environment, consumer behaviour, and technological advancements. The increasing use of technology and digital services across the industry has led to new and unforeseen regulatory requirements and issues, including expectations regarding the governance and ethical use of technology, AI, as well as other resilience-related aspects such as data security, privacy and cyber resilience. Further, distribution and product suitability linked to innovation continues to set the pace of regulatory change related to conduct in Asia. Prudential falls within the scope of these conduct and resilience-related regulations, requiring that regulatory developments are appropriately addressed. The pace and volume of sustainability-related regulatory changes, including ESG and climate-related changes, are also increasing. Regulators, including the Hong Kong IA, the MAS, the BNM and the Financial Supervisory Commission in Taiwan, are either in the process of developing or have developed supervisory and disclosure requirements or guidelines related to environmental and climate change risk management. Other regulators are expected to develop or are at different stages of developing similar requirements. While the Hong Kong IA has yet to propose any insurance-specific regulations on sustainability and climate, it has regularly emphasised its increasing focus in this area to support Hong Kong’s position as a regional green finance hub. With international regulatory and supervisory bodies, such as the ISSB and Taskforce on Nature-related Disclosures, progressing on global sustainability and climate-related disclosure requirements, local jurisdictions are considering adopting and mandating implementation. In 2024, the Stock Exchange of Hong Kong and the Singapore Exchange incorporated IFRS climate-related disclosure standards into their reporting rules. Recent high-profile examples of government and regulatory enforcement and civil actions against companies for misleading investors on sustainability and ESG-related information demonstrate that disclosure, reputational and litigation risks remain high and may increase, particularly as companies increase their disclosures or product offerings in this area. International and local regulatory and industry bodies, such as the UK Financial Conduct Authority, the European Securities and Market Authority, and the MAS have further established more prescriptive requirements and guidelines regarding the use of sustainability and ESG nomenclature in the labelling of investment products. These changes and developments, against the backdrop of contrary trends in the US, may give rise to regulatory compliance, customer conduct, operational, reputational, and disclosure risks, requiring Prudential to coordinate across multiple jurisdictions to apply a consistent risk management approach. A rapid pace and high volume of regulatory changes and interventions, and the swiftness of their application, including those driven by the financial services industry, have been observed in recent years across many of the Group’s markets. The transformation and regulatory changes have the potential to introduce new, or increase existing, regulatory risks and supervisory interest, while increasing the complexity of ensuring concurrent regulatory compliance across markets driven by the potential for increased intra-group connectivity and dependencies. In jurisdictions with ongoing policy initiatives and regulatory developments that will impact the way Prudential is supervised, these developments are monitored 60 at both market and Group level and inform the Group’s risk framework and engagement with regulators or supervisors, government policymakers and industry groups. c International insurance standards developments The International Association of Insurance Supervisors (IAIS) sets global standards for the insurance sector, through the Insurance Core Principles (ICPs) and the Common Framework (ComFrame). The ICPs provide a broad framework for insurance supervision globally, while ComFrame offers additional, specific standards for the supervision of Internationally Active Insurance Groups (IAIGs). These standards significantly influence group-wide regulatory frameworks such as the Hong Kong IA’s GWS requirements, consequently impacting Prudential, which has been designated as an IAIG by the Hong Kong IA according to the criteria set out in IAIS’s ComFrame. The IAIS's standards and guidelines also play a crucial role in shaping regional regulations in many jurisdictions in which Prudential operates. There are a number of ongoing global regulatory developments by the IAIS that could lead to additional macroprudential and conduct requirements that could result in additional burdens or adverse impacts on the Group and its business units. These developments cover monitoring key insurance risks and trends, including protection gaps, setting standards and providing guidance, assessing the implementation of standards in the areas of systemic risk, the Insurance Capital Standard (ICS), sustainability risk (including climate risk), and cyber and AI-related risks in the global insurance sector. In December 2022, the Financial Stability Board (FSB), a global body that ensures international financial stability, endorsed the IAIS’s Holistic Framework, an enhanced framework for monitoring and mitigating systemic risk in the insurance sector. From December 2024, the FSB will publish an annual list of insurers that will be subject to resolution requirements, in order to provide transparency to market participants that the reported insurers and their regulators and supervisors are working to be better equipped to address stress or failure, and shows that the relevant authorities are working together across borders. In 2025, the IAIS will update ICP and ComFrame material in relation to recovery planning and resolution. The Hong Kong IA is also working on resolution planning to reflect FSB recommendations. In 2025, the IAIS will also undertake the triennial methodology review of the Global Monitoring Exercise (GME) and report to the FSB to inform its review of the process for assessing and mitigating systemic risk, based on the Holistic Framework. Within local jurisdictions, designations of Domestic Systemically Important Insurers (D-SIIs) may result in disproportionate regulation applied to the designated entities. The MAS introduced a D-SII framework effective from 1 January 2024 in Singapore, and the Hong Kong IA conducted an industry-wide consultation on a D-SII framework in 2024 that could apply to insurance groups and companies under the Hong Kong IA’s supervision from 2025. The ICS was adopted by the IAIS in December 2024, and is a global, risk-based measure of capital adequacy for IAIGs as the quantitative element of IAIS’s ComFrame. The ICS will serve as a group-wide prescribed capital requirement (PCR), which is a solvency control level below which supervisors will intervene on group capital adequacy grounds. Prudential, as an IAIG, will work with the Hong Kong IA on the implementation of ICS. As a result, there remains a degree of uncertainty over the potential impact of ongoing global industry and regulatory developments across the Group. d Changes in accounting standards and other principles to determine financial metrics The Group’s financial statements are prepared in accordance with IFRS. In addition, the Group provides supplementary financial metrics prepared on alternative bases to discuss the performance and position of its business. Any changes or modification to IFRS accounting policies or the principles applied to determine the supplementary metrics may require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency. Furthermore, investors, rating agencies and other stakeholders may take time to gain familiarity with the revised results and to interpret the Group’s business performance and dynamics. Such changes may also require systems, processes and controls to be updated and developed that, if not managed effectively, may increase the operational risk of the Group in the short term. e Policyholder protection schemes Various jurisdictions in which Prudential operates have created policyholder protection schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise in which Prudential, along with other companies, may be required to make such contributions. 4.2 The conduct of business in a way that adversely impacts the fair treatment of customers could have a negative impact on Prudential’s business, financial condition, results of operations and prospects or on its relations with current and potential customers. In the course of its operations and at any stage of the customer and product life cycle, the Group or its intermediaries may conduct business in a way that adversely impacts customer outcomes and the fair treatment of customers (‘conduct risk’). This may arise through a failure to design, provide and promote suitable products and services to customers that meet their needs, are clearly explained or deliver real value, provide and promote a high standard of customer service, appropriately and responsibly manage customer information, or appropriately handle and assess complaints. A failure to identify or implement appropriate governance and management of conduct risk may result in harm to customers and regulatory sanctions and restrictions, and may adversely impact Prudential’s reputation and brand, its ability to attract and retain customers, its competitiveness, and its ability to deliver on its long-term strategy. There is an increased focus by regulators and supervisors on customer protection, suitability and inclusion across the markets in which the Group operates, thereby increasing regulatory compliance and reputational risks to the Group in the event the Group is unable to effectively implement the regulatory changes and reforms stated in risk factor 4.1 above. Prudential is, and in the future may continue to be, subject to legal and regulatory actions in the ordinary course of its business on matters relevant to the delivery of customer outcomes. Such actions relate, and could in the future relate, to the application of current regulations or the failure to implement new regulations, regulatory reviews of broader industry practices and products sold (including in relation to lines of business that are no longer active) in the past under acceptable industry or market practices at the time and changes to the tax regime affecting products. 61

Regulators may also focus on the approach that product providers use to select third-party distributors and to monitor the appropriateness of sales made by them and the responsibility of product providers for the deficiencies of third-party distributors. There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential’s exposure to legal risks. Any regulatory action arising out of the Group’s position as a product provider could have an adverse impact on the Group’s business, financial condition, results of operations and prospects, or otherwise harm its reputation. 4.3 Litigation, disputes and regulatory investigations may adversely affect Prudential’s business, financial condition, cash flows, results of operations and prospects. Prudential is, and may in the future be, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, asset management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential’s businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential’s markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by Prudential, including class action litigation. Although Prudential believes that it has adequately provided in all material respects for the costs of known litigation and regulatory matters, no assurance can be provided that such provisions will be sufficient or that material new matters will not arise. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be imposed and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have an adverse effect on Prudential’s business, financial condition, cash flows, results of operations and prospects. In addition, Prudential operates in some jurisdictions in which the legal framework for the enforcement of contracts can be unpredictable. As a consequence, the enforceability of legal obligations and their interpretation may change or be subject to inconsistent application, which could adversely affect Prudential’s legal rights. 4.4 Changes in tax legislation may result in adverse tax consequences for the Group’s business, financial condition, results of operations and prospects. Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential’s business, financial condition, results of operations, and prospects. The Organisation for Economic Co-operation and Development (OECD) is currently undertaking a project intended to modernise the global international tax system, commonly referred to as Base Erosion and Profit-Shifting 2.0. The project has two pillars. The first pillar is focused on the allocation of taxing rights between jurisdictions for in-scope multinational enterprises that sell cross-border goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of 15 per cent applicable to in-scope multinational enterprises. On 8 October 2021 the OECD issued a statement setting out the high-level principles which have been agreed by over 130 jurisdictions involved in the project. Based on the 8 October 2021 OECD statement, Prudential does not expect to be affected by proposals under the first pillar given they include an exemption for regulated financial services companies. On 20 December 2021 the OECD published detailed model rules for the second pillar. These rules will apply to the Group when implemented into the national law of jurisdictions where it has entities within the scope of the rules. The OECD also issued a number of detailed guidance documents to assist with interpreting the model rules from 2022 to 2024, and is expected to publish further new guidance in 2025 which will affect the interpretation of already implemented legislation. Several jurisdictions in which the Group has operations have implemented either a global minimum tax or a domestic minimum tax at a rate of 15 per cent, in line with the OECD proposals, effective for either 2024 onwards or 2025 onwards. Hong Kong, where the Group’s ultimate parent entity is a tax resident, is in the process of implementing both the global minimum tax and domestic minimum tax effective for 2025 onwards. The Hong Kong rules once implemented will be the rules with most relevance for Prudential. In compliance with the relevant IFRS accounting standard, the Group will separately disclose any amount of global minimum tax included in the Group’s IFRS tax charge for the relevant accounting period. The rules are complex and require calculations to be undertaken at jurisdiction level aggregating all in-scope entities in that jurisdiction into a single calculation. The design of the rules when applied to Prudential means that a global minimum tax is most likely to arise, and have an adverse impact on Prudential, in periods where there is positive investment performance in jurisdictions whose domestic corporate income tax regimes have features favouring certain types of investment. 62

Definitions of performance metrics Adjusted operating profit Adjusted IFRS operating profit based on longer-term investment returns. This alternative performance measure is reconciled to IFRS profit for the year in note B1.1 of the IFRS financial results and a fuller definition given in note B1.2. Adjusted operating profit after tax Adjusted operating profit less tax attributable to items within adjusted operating profit. Adjusted total comprehensive equity Adjusted total comprehensive equity represents the sum of Group IFRS shareholders’ equity and contractual service margin (CSM), net of reinsurance (unless attaching wholly to policyholders), non-controlling interests and tax. See note C3.1(b) and II(ii) of the Additional unaudited financial information for reconciliation to IFRS shareholders' equity. Agency new business profit New business profit generated from the agency channel. Annual premium equivalent (APE) sales A measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products. See note II(vi) of the Additional unaudited financial information for further explanation. Average monthly active agents An active agent is defined as an agent who sells at least one case with a Prudential life insurance entity in the month. Average active agents per month is expressed for each reporting period as the sum of active agents in each month divided by the number of months in the period. Bancassurance new business profit New business profit generated from the bancassurance channel. Basic earnings per share (EPS) based on adjusted operating profit Calculated as adjusted operating profit after tax, less non-controlling interests, divided by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled. See note B4 to the IFRS financial statements for more detail and calculation, including the diluted version of this metric and reconciliation to basic earnings per share based on IFRS profit after tax. Basic earnings per share (EPS) based on IFRS profit after tax Calculated as IFRS profit after tax, divided by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled. See note B4 to the IFRS financial statements for more detail and calculation including the diluted version of this. CSM release rate CSM release rate is defined as the release of CSM to the income statement in the period divided by the total of the closing CSM balance after adding back the release in the period and the effect of movements in exchange rates. For half-year reporting, the CSM release rate is annualised by multiplying the result by two. Customer numbers A customer is defined as a unique individual or entity who holds one or more policies, that has premiums paid, with a Prudential life insurance entity, including 100 per cent of customers of the Group's joint ventures and associate. Group business is a single customer for the purpose of this definition. Customer relationship net promoter score (rNPS) Net promoter score on overall strength of customer relationship, based on customers’ survey responses to how likely they would be to recommend Prudential. It measures the response on a scale of 0-10 where 9 or 10 are Promoters, 7 or 8 are Passives and 0-6 are Detractors. The score equates to the percentage of promoters less percentage of detractors. Our customer relationship NPS (rNPS) target relates to each market’s NPS performance versus their respective peers. Customer retention rate Calculated as the number of customers at the beginning of the period minus exits during the year (net of reinstatement) over the number of customers at the beginning of the period. Eastspring cost/income ratio The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance related fees. See note II(v) to the Additional unaudited financial information for calculation. 63

Eastspring investment performance - percentage of funds under management outperforming benchmarks This measure represents funds under management at the balance sheet date held in funds that outperformed their performance benchmark as a percentage of total funds under management over the time period stated (one or three years). Total funds under management exclude funds with no performance benchmark. Eastspring total funds under management or advice Total funds under management or advice including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management or advice. EEV operating profit EEV operating profit is determined on the basis of including longer-term investment returns, which are stated after excluding the effect of short-term fluctuations in investment returns on shareholder-backed business, the effect of changes in economic assumptions, the mark-to-market value movements on core structural borrowings for shareholder-financed operations and gain or loss attaching to corporate transactions. See EEV basis results for further details. Free surplus excluding distribution rights and other intangibles For insurance business, free surplus is generally based on (with adjustments including recognition of certain intangibles and other assets that may be inadmissible on a regulatory basis) the excess of the regulatory basis net assets (EEV total net worth) over the EEV capital required to support the covered business. For asset management and other non-insurance operations (including the Group’s central operations), free surplus is taken to be IFRS shareholders’ equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group’s capital regime. Excludes intangible assets representing rights under distribution contracts and other items. See EEV basis results for further details. Free surplus ratio Free surplus ratio is defined as the sum of Group total free surplus, excluding distribution rights and other intangibles, and the EEV required capital of the life business, divided by the EEV required capital of the life business. Group total free surplus, excluding distribution rights and other intangibles, consists of the free surplus of the insurance business combined with the free surplus of asset management and other non-insurance operations, as defined in the Movement in free surplus table within the EEV basis results. Group total free surplus forms part of the EEV shareholders' equity as set out in the EEV basis results. EEV shareholders' equity is reconciled to IFRS shareholders' equity in note II(viii) of the Additional unaudited financial information. Given the differing basis of preparation for the IFRS and EEV results, individual EEV and IFRS line items are not directly comparable. Group EEV Group EEV equity, excluding goodwill attributable to equity holders. Group EEV equity Shareholders' equity prepared in accordance with the EEV Principles issued by the European Insurance CFO Forum in 2016. See note II(viii) of the Additional unaudited financial information for reconciliation to IFRS shareholders' equity. Group EEV equity per share Group EEV equity per share is calculated as Group EEV equity divided by the number of issued shares at the end of the period. See EEV basis results for calculation. Group EEV per share Group EEV per share is calculated as closing Group EEV divided by the number of issued shares at the end of the period. See EEV basis results for calculation. Group funds under management/advice Represents all assets managed or administered by or on behalf of the Group, including those assets managed by third parties. Assets under management include managed assets that are included within the Group’s statement of financial position and those assets belonging to external clients outside the Prudential Group, which are therefore not included in the Group’s statement of financial position. Group leverage ratio (Moody's basis) Leverage measure calculated as the Group gross debt, including commercial paper, as a proportion of the sum of IFRS shareholders’ equity, 50 per cent of the surplus in the Group’s with-profit funds, 50 per cent of the CSM and the Group's gross debt including commercial paper. GWS capital surplus over GPCR Estimated GWS capital resources in excess of the GPCR attributable to the shareholder business, before allowing for the 2024 second interim dividend. Prescribed capital requirements are set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures. The estimated GWS Group capital adequacy requirements require that total eligible Group capital resources are not less than the GPCR. Health new business profit New business profit from health products, which typically are annually renewable and would involve diagnosis and treatment from licensed physicians/medical facilities. Critical illness products paying lump sum benefits are not in scope. 64

Health products Health products comprise health and personal accident insurance products, which provide morbidity or sickness benefits and include health, disability, critical illness and accident coverage. These typically are annually renewable and would involve diagnosis and treatment from licensed physicians/medical facilities. Critical illness products paying lump sum benefits are not in scope. IFRS shareholders' equity per share IFRS shareholders’ equity per share is calculated as closing IFRS shareholders’ equity divided by the number of issued shares at the end of the period. See note II(iv) to the Additional unaudited financial information for calculation. Life weighted premium income Represents the sum of APE sales plus renewal insurance premiums, which represents premiums paid on regular premium products, subsequent to the first-year premium. See note II (vi) of the Additional unaudited financial information for further details. Net cash remitted by business units Net cash amounts remitted by businesses are included in the holding company cash flow, which is disclosed in detail in note I(iv) of the Additional unaudited financial information. This comprises dividends and other transfers from businesses, net of capital injections, that are reflective of earnings and capital generation. Net Group operating free surplus generated Operating free surplus generated (see definition below) less central costs, eliminations, restructuring costs and IFRS 17 costs, net of tax. Net zero A state in which greenhouse gas emissions from activities in the value chain of an organisation are reduced as close to zero as possible, with any residual emissions balanced by removals from the atmosphere, in a time frame consistent with the Paris Agreement. Our ambition is that the assets we hold on behalf of our insurance companies will be net zero by 2050, as part of Prudential’s signatory requirements to the UN-convened Net Zero Asset Owner Alliance (NZAOA). New business profit (EEV) Presented on a post-tax basis, on business sold in the year, calculated in accordance with EEV principles. New business profit is reconciled to IFRS new business CSM in note II(vii) to the Additional unaudited financial information. New business margin (% APE) New business profit (EEV) divided by APE sales over the same period. New business margin (% PVNBP) New business profit (EEV) divided by PVNBP sales over the same period. New business profit excluding interest rate and other economic movements New business profit excluding economic impacts (and the movements therein) represents the amount of new business profit for the year ended 31 December 2024 calculated using economics (including interest rates) as at 31 December 2023 and average exchange rates for the year ended 31 December 2024. The percentage change excluding economics excludes the impact of the change in interest rates and other economic movements in the period from that applicable to the new business profit in the year ended 31 December 2023 and applies consistent average exchange rates from the year ended 31 December 2024. New business profit on embedded value (New business profit/opening Group EEV insurance business operations) Calculated as new business profit divided by the opening Group EEV for insurance business operations, excluding goodwill attributable to equity holders and other intangibles. See note II(ix) in Additional unaudited financial information for calculation. New business profit per active agent Average monthly agency new business profit divided by the active agents per month. Includes 100 per cent of new business profit and active agents in joint ventures and associates. Operating free surplus generated from in-force insurance and asset management business Operating free surplus generated from in-force insurance business represents amounts emerging from the in-force business during the year before deducting amounts reinvested in writing new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the year. Restructuring costs are presented separately from the business unit amount. Further information is set out in Movement in Group free surplus of the EEV basis results. Operating free surplus generated from insurance and asset management business For insurance operations free surplus generated represents amounts emerging from the in-force business net of amounts reinvested in writing new business and excludes non-operating items. For asset management business it equates to post-tax operating profit for the period. Restructuring costs are excluded. 65

Operating return on embedded value Calculated as EEV operating profit divided by the average Group EEV equity. See note II(ix) in Additional unaudited financial information for the calculation. Operating return on IFRS shareholders’ equity Calculated as Adjusted operating profit divided by the average IFRS shareholders’ equity. See note II(iii) in Additional unaudited financial information for the calculation. Penetration rate of strategic bank customer base Number of Prudential customers as percentage of total bank customers. The measure and target pertains to seven strategic bank partners (excluding partners of joint ventures and associates and partnerships in Cambodia and Laos). Present value new business premiums (PVNBP) Calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions made in determining the EEV new business profit. Shareholder GWS coverage ratio over GPCR (%) Estimated ratio of capital resources over GPCR attributable to the shareholder business, before allowing for the 2024 second interim dividend. Tier 1 capital resources Tier 1 capital in accordance with the classification of tiering capital under the GWS framework, which reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. Total investment assets Comprises total Group financial investments, investment property and Cash and Cash equivalents as recognised on the Consolidated IFRS statement of financial position. See note C1 to the IFRS financial statements for further detail. Total GWS coverage ratio over GPCR (%) Estimated ratio of capital resources over GPCR attributable to both the shareholder and policyholder business, before allowing for the 2024 second interim dividend. Transactional net promoter score (tNPS) Net promoter score based on feedback following an individual purchasing, servicing or claims transaction. Based on customers’ survey responses to how likely they would be to recommend Prudential. It measures the response on a scale of 0-10 where 9 or 10 are Promoters, 7 or 8 are Passives and 0-6 are Detractors. The score equates to the percentage of promoters less percentage of detractors. Weighted average carbon intensity (WACI) Reflects a portfolio’s exposure to carbon-intensive companies, expressed in tCO2e/$m revenue. The WACI is currently the market standard for measuring the carbon footprint of an investment portfolio, as described by global disclosure frameworks such as the Task Force on Climate-related Financial Disclosures (TCFD). Basis for strategic objectives New business profit growth objective Our new business growth objective assumes average exchange rates of 2022 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the year ended 31 December 2022, and is based on regulatory and solvency regimes applicable across the Group at the time the objective was set. It assumes that the existing EEV and free surplus methodology at 31 December 2022 will be applicable over the period. Operating free surplus generated from in-force insurance and asset management business growth objective Our operating free surplus generated from in-force insurance and asset management business growth objective assumes average exchange rates of 2022 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the year ended 31 December 2022, and is based on regulatory and solvency regimes applicable across the Group at the time the objectives was set. It assumes that the existing EEV and free surplus methodology at 31 December 2022 will be applicable over the period. 66

Shareholder information Dividend information 2024 second interim dividend Shareholders registered on the UK register and Hong Kong branch register Holders of American Depositary Receipts Shareholders with ordinary shares standing to the credit of their CDP securities accounts Ex-dividend date 27 March 2025 — 27 March 2025 Record date 28 March 2025 28 March 2025 28 March 2025 Payment date 14 May 2025 14 May 2025 On or around 21 May 2025 The total number of Prudential plc shares in issue as at 31 December 2024 was 2,657,521,888. Each ordinary share carries the right to one vote on a poll at general meetings of Prudential plc. If votes are cast on a show of hands, each shareholder present in person or by proxy, or in the case of a corporation, each of its duly authorised corporate representatives, has one vote. Corporate governance Corporate governance codes – statement of compliance The Company has dual primary listings in Hong Kong (main board listing) and London (equity shares (commercial companies)) and, as required, has adopted a governance structure based on the Hong Kong and UK Corporate Governance Codes (the HK and UK Codes). The Board confirms that, for the year under review, the Company has applied the principles and complied with the provisions of the UK Code. The Company has also complied with the provisions of the HK Code, other than provision E.1.2(d), which requires companies, on a comply or explain basis, to have a remuneration committee that makes recommendations to a main board on the remuneration of non-executive directors. This provision is not compatible with provision 34 of the UK Code, which recommends that the remuneration of non-executive directors be determined in accordance with the Articles of Association or, alternatively, by the board. Prudential has chosen to adopt a practice in line with the recommendations of the UK Code. The HK Code is available from www.hkex.com.hk The UK Code is available from www.frc.org.uk 67

IFRS disclosures

Prudential plc 2024 results

International Financial Reporting Standards (IFRS) financial results

Section	Page
Consolidated income statement	69
Consolidated statement of comprehensive income	70
Consolidated statement of changes in equity	71
Consolidated statement of financial position	72
Consolidated statement of cash flows	73

Section	Page
Notes to the financial statements	74
A Basis of preparation	74
A1 Basis of preparation and exchange rates	74
A2 New accounting pronouncements in 2024	74
B Earnings performance	
B1 Analysis of performance by segment	75
B1.1 Segment results	75
B1.2 Determining operating segments and performance measure of operating segments	76
B1.3 Analysis of adjusted operating profit by driver	77
B1.4 Revenue	79
B1.5 Additional segmental analysis of profit after tax	80
B2 Tax charge	
B2.1 Total tax charge by segment	80
B2.2 Reconciliation of effective tax rate	81
B3 Earnings per share	82
B4 Dividends	83
C Financial Position	
C1 Group assets and liabilities	84
C1.1 Group investments by business type	84
C2 Measurement of financial assets and liabilities	
C2.1 Determination of fair value	87
C2.2 Fair value measurement hierarchy	88

Section	Page
C3 Insurance and reinsurance contracts	89
C3.1 Group overview	89
C3.2 Analysis of movements in insurance and reinsurance contract balances (including JVs and associates)	90
C4 Intangible assets	
C4.1 Goodwill	94
C4.2 Other intangible assets	94
C5 Borrowings	
C5.1 Core structural borrowings of shareholder-financed businesses	94
C5.2 Operational borrowings	94
C6 Risk and sensitivity analysis	95
C6.1 Sensitivity to key market risks	95
C6.2 Sensitivity to insurance risks	97
C7 Tax assets and liabilities	
C7.1 Current tax	98
C7.2 Deferred tax	98
C8 Share capital, share premium and own shares	98
D Other information	
D1 Contingencies and related obligations	100
D2 Consolidation of ownership interest in Prudential Assurance Malaysia Berhad	100
D3 Post balance sheet events	100

68

Consolidated income statement

	Note	2024 $m	2023 $m
Insurance revenue	B1.4	**10,358**	9,371
Insurance service expense:			
Claims incurred		**(3,147)**	(2,913)
Directly attributable expenses incurred		**(1,328)**	(1,258)
Amortisation of insurance acquisition cash flows		**(3,157)**	(2,745)
Other insurance service expenses		**(131)**	(197)
		(7,763)	(7,113)
Net expense from reinsurance contracts held		**(302)**	(171)
Insurance service result		**2,293**	2,087
Investment return:			
Interest revenue calculated using the effective interest method		**477**	340
Other investment return on financial investments		**5,442**	9,423
	B1.4	**5,919**	9,763
Fair value movements on investment contract liabilities		**(95)**	(24)
Net insurance and reinsurance finance income (expense):			
Net finance (expense) from insurance contracts		**(4,154)**	(8,839)
Net finance (expense) income from reinsurance contracts held		**(338)**	191
		(4,492)	(8,648)
Net investment result		**1,332**	1,091
Other revenue	B1.4	**382**	369
Non-insurance expenditure		**(1,003)**	(990)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		**(171)**	(172)
Loss attaching to corporate transactions	B1.1	**(71)**	(22)
Share of profit (loss) from joint ventures and associates, net of related tax		**477**	(91)
Profit before tax *(being tax attributable to shareholders' and policyholders' returns)* [note]		**3,239**	2,272
Tax charge attributable to policyholders' returns		**(286)**	(175)
Profit before tax attributable to shareholders' returns		**2,953**	2,097
Total tax charge attributable to shareholders' and policyholders' returns	B2.1	**(824)**	(560)
Remove tax charge attributable to policyholders' returns	B2.2	**286**	175
Tax charge attributable to shareholders' returns	B2.2	**(538)**	(385)
Profit for the year	B1.5	**2,415**	1,712
Attributable to:			
Equity holders of the Company		**2,285**	1,701
Non-controlling interests		**130**	11
Profit for the year		**2,415**	1,712

Earnings per share (in cents)	Note	2024	2023
Based on profit attributable to equity holders of the Company:	B3		
Basic		**84.1¢**	62.1¢
Diluted		**84.0¢**	61.9¢

Note
This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders.

69

Consolidated statement of comprehensive income 2024 $m 2023 $m Profit for the year 2,415 1,712 Other comprehensive income Items that may be reclassified subsequently to profit or loss: Exchange movements arising during the year (291) (135) Items that will not be reclassified subsequently to profit or loss: Valuation movements on retained interest in Jackson classified as FVOCI securities note – 8 Total comprehensive income for the year 2,124 1,585 Attributable to: Equity holders of the Company 1,976 1,585 Non-controlling interests 148 – Total comprehensive income for the year 2,124 1,585 Note On the adoption of IFRS 9 at 1 January 2023, the Group elected to measure its retained interest in the equity securities of Jackson at fair value through other comprehensive income (FVOCI). The Group subsequently disposed of its remaining interest in Jackson in 2023. 70

Consolidated statement of changes in equity

		Year ended 31 Dec 2024 $m							
	Note	Share capital	Share premium	Capital redemption reserve	Retained earnings	Translation reserve	Share-holders' equity	Non-controlling interests	Total equity
Reserves									–
Profit for the year		–	–	–	2,285	–	2,285	130	2,415
Other comprehensive (loss) income		–	–	–	–	(309)	(309)	18	(291)
Total comprehensive income (loss) for the year		–	–	–	2,285	(309)	1,976	148	2,124
Transactions with owners of the Company									
Dividends	B4	–	–	–	(575)	–	(575)	(8)	(583)
Effect of scrip dividends	C8	–	–	–	23	–	23	–	23
Reserve movements in respect of share-based payments		–	–	–	1	–	1	–	1
Adjustment to non-controlling interest for Malaysia conventional life business	D2	–	–	–	(857)	–	(857)	886	29
Effect of transactions relating to other non-controlling interests		–	–	–	(18)	–	(18)	(4)	(22)
New share capital subscribed	C8	–	–	–	–	–	–	–	–
Share repurchases/buybacks*	C8	(7)	–	7	(878)	–	(878)	–	(878)
Movement in own shares in respect of share-based payment plans		–	–	–	(3)	–	(3)	–	(3)
Net (decrease) increase in equity		(7)	–	7	(22)	(309)	(331)	1,022	691
Balance at beginning of year		183	5,009	–	11,928	703	17,823	160	17,983
Balance at end of year		176	5,009	7	11,906	394	17,492	1,182	18,674

* In 2024, the Group entered into repurchase programmes to neutralise the dilutive effect of share scheme issuance and scrip dividends and is in progress of conducting the $2 billion share buyback programme it announced in June 2024 to return capital to shareholders. See note C8 for further details.

		Year ended 31 Dec 2023 $m							
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Fair value reserve	Share-holders' equity	Non-controlling interests	Total equity
Reserves									
Profit for the year		–	–	1,701	–	–	1,701	11	1,712
Other comprehensive (loss) income		–	–	–	(124)	8	(116)	(11)	(127)
Total comprehensive income (loss) for the year		–	–	1,701	(124)	8	1,585	–	1,585
Transactions with owners of the Company									
Dividends	B4	–	–	(533)	–	–	(533)	(7)	(540)
Transfer of fair value reserve following disposal of investment in Jackson		–	–	71	–	(71)	–	–	–
Reserve movements in respect of share-based payments		–	–	(5)	–	–	(5)	–	(5)
Effect of transactions relating to non-controlling interests		–	–	16	–	–	16	–	16
New share capital subscribed	C8	1	3	–	–	–	4	–	4
Movement in own shares in respect of share-based payment plans		–	–	25	–	–	25	–	25
Net increase (decrease) in equity		1	3	1,275	(124)	(63)	1,092	(7)	1,085
Balance at beginning of year		182	5,006	10,653	827	63	16,731	167	16,898
Balance at end of year		183	5,009	11,928	703	–	17,823	160	17,983

71

Consolidated statement of financial position Note 31 Dec 2024 $m 31 Dec 2023 $m Assets Goodwill C4.1 848 896 Other intangible assets C4.2 3,824 3,986 Property, plant and equipment 417 374 Insurance contract assets C3.1 1,345 1,180 Reinsurance contract assets C3.1 3,390 2,426 Deferred tax assets C7.2 142 156 Current tax recoverable C7.1 31 34 Investments in joint ventures and associates accounted for using the equity method 2,412 1,940 Investment properties C1.1 3 39 Loans C1.1 517 578 Equity securities and holdings in collective investment schemes note C1.1 81,002 64,753 Debt securities note C1.1 73,804 83,064 Derivative assets C2.2 395 1,855 Deposits C1.1 5,466 5,870 Accrued investment income 902 1,003 Other debtors 1,310 1,161 Assets held for sale 296 – Cash and cash equivalents 5,772 4,751 Total assets 181,876 174,066 Equity Shareholders' equity 17,492 17,823 Non-controlling interests 1,182 160 Total equity 18,674 17,983 Liabilities Insurance contract liabilities C3.1 147,566 139,840 Reinsurance contract liabilities C3.1 536 1,151 Investment contract liabilities without discretionary participation features C2.2 748 769 Core structural borrowings of shareholder-financed businesses C5.1 3,925 3,933 Operational borrowings C5.2 797 941 Obligations under funding, securities lending and sale and repurchase agreements 272 716 Net asset value attributable to unit holders of consolidated investment funds 2,679 2,711 Deferred tax liabilities C7.2 1,514 1,250 Current tax liabilities C7.1 238 275 Accruals, deferred income and other creditors 2,848 4,035 Provisions 218 224 Derivative liabilities C2.2 1,617 238 Liabilities held for sale 244 – Total liabilities 163,202 156,083 Total equity and liabilities 181,876 174,066 Note Included within equity securities and holdings in collective investment schemes and debt securities as at 31 December 2024 are $1,565 million of lent securities and assets subject to repurchase agreements (31 December 2023: $2,001 million). 72

Consolidated statement of cash flows

	Note	2024 $m	2023 $m
Cash flows from operating activities			
Profit before tax (being tax attributable to shareholders' and policyholders' returns)		**3,239**	2,272
Adjustments to profit before tax for non-cash movements in operating assets and liabilities:			
Investments		**(6,403)**	(14,539)
Other non-investment and non-cash assets		**124**	23
Insurance and reinsurance contract assets and liabilities		**7,925**	12,787
Other non-insurance liabilities		**(1,440)**	42
Interest and dividend income and interest payments included in profit before tax		**(5,180)**	(4,378)
Operating cash items:			
Interest receipts		**3,049**	2,872
Interest payments		**(75)**	(75)
Dividend receipts		**2,316**	1,650
Tax paid		**(549)**	(406)
Other non-cash items		**603**	584
Net cash flows from operating activities note (i)		**3,609**	832
Cash flows from investing activities			
Purchases of property, plant and equipment		**(101)**	(44)
Proceeds from disposal of property, plant and equipment		**–**	2
Acquisition of business and intangibles note (ii)		**(557)**	(415)
Cash advanced to Mainland China joint venture note (i)		**(174)**	(176)
Disposal of Jackson shares		**–**	273
Net cash flows from investing activities		**(832)**	(360)
Cash flows from financing activities			
Structural borrowings of shareholder-financed operations: note (iii)			
Redemption of debt		**–**	(393)
Interest paid		**(164)**	(188)
Payment of principal portion of lease liabilities		**(93)**	(93)
Acquisition of non-controlling interests		**(18)**	–
Equity capital:			
Issues of ordinary share capital	C8	**–**	4
Share repurchases/buybacks (including costs)		**(860)**	–
External dividends:			
Dividends paid to equity holders of the Company	B4	**(552)**	(533)
Dividends paid to non-controlling interests		**(8)**	(7)
Net cash flows from financing activities		**(1,695)**	(1,210)
Net increase (decrease) in cash and cash equivalents		**1,082**	(738)
Cash and cash equivalents at 1 Jan		**4,751**	5,514
Effect of exchange rate changes on cash and cash equivalents		**(61)**	(25)
Cash and cash equivalents at 31 Dec		**5,772**	4,751

Notes

(i) Included in net cash flows from operating activities are dividends from joint ventures and associates of $148 million (2023: $209 million). Within net cash flows from investing activities, Cash advanced to the Mainland China joint venture of $174 million (2023: $176 million) was made in anticipation of a future capital injection as described in note D4. The $176 million advanced in 2023 was subsequently converted into a capital injection in 2024.

(ii) Cash flows from acquisition of business and intangibles represent amounts paid for distribution rights and software. In 2024, this includes amounts paid to Bank Syariah Indonesia (BSI) for entering into a long-term strategic bancassurance partnership to provide the Syariah life insurance from early 2025.

(iii) Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, lease liabilities and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group are analysed below:

		Cash movements $m	Non-cash movements $m		
	Balance at 1 Jan $m	Redemption of debt	Foreign exchange movement	Other movements	Balance at 31 Dec $m
2024	**3,933**	**–**	**(15)**	**7**	**3,925**
2023	4,261	(393)	58	7	3,933

73

Notes to the consolidated financial statements

A Basis of preparation

A1 Basis of preparation and exchange rates

Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRS Standards as issued by the IASB and UK-adopted international accounting standards. At 31 December 2024, there were no unadopted standards effective for the year ended 31 December 2024 which impacted the consolidated financial statements of the Group, and there were no differences between UK-adopted international accounting standards and IFRS Standards as issued by the IASB in terms of their application to the Group.

Except for the new and amended IFRS Standards as described in note A2, the accounting policies applied by the Group in determining the IFRS financial results in these consolidated financial statements are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2023 as disclosed in the 2023 Annual Report.

The financial information set out in this announcement does not constitute the Company's statutory accounts for the years ended 31 December 2024 but is derived from those accounts. The auditors have reported on the 2024 statutory accounts. Statutory accounts for 2023 have been delivered to the Registrar of Companies, and those for 2024 will be delivered following the Company's Annual General Meeting. The auditors' report was: (i) unqualified; (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Going concern basis of accounting

The Directors have made an assessment of going concern covering a period to 31 March 2026, being at least 12 months from the date these consolidated financial statements are approved. In making this assessment, the Directors have considered both the Group's current performance, solvency and liquidity and the Group's business plan taking into account the Group's principal risks, and the mitigations available to address them, as well as the results of the Group's stress and scenario testing.

Based on the above, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period to 31 March 2026, being at least 12 months from the date these consolidated financial statements are approved. No material uncertainties that may cast significant doubt on the ability of the Company and the Group to continue as a going concern have been identified. The Directors therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing these consolidated financial statements for the year ended 31 December 2024.

Exchange rates

The exchange rates applied for balances and transactions in currencies other than the presentation currency of the Group, US dollars (USD), were:

	Closing rate at year end		Average rate for the year to date	
USD : local currency	**31 Dec 2024**	31 Dec 2023	**2024**	2023
Chinese yuan (CNY)	**7.30**	7.09	**7.20**	7.09
Hong Kong dollar (HKD)	**7.77**	7.81	**7.80**	7.83
Indian rupee (INR)	**85.61**	83.21	**83.67**	82.60
Indonesian rupiah (IDR)	**16,095.00**	15,397.00	**15,844.88**	15,230.82
Malaysian ringgit (MYR)	**4.47**	4.60	**4.58**	4.56
Singapore dollar (SGD)	**1.36**	1.32	**1.34**	1.34
Taiwan dollar (TWD)	**32.78**	30.69	**32.12**	31.17
Thai baht (THB)	**34.24**	34.37	**35.29**	34.80
UK pound sterling (GBP)	**0.80**	0.78	**0.78**	0.80
Vietnamese dong (VND)	**25,485.00**	24,262.00	**25,057.63**	23,835.92

Foreign exchange translation

Certain notes to the consolidated financial statements present comparative information at constant exchange rates (CER), in addition to the reporting at actual exchange rates (AER) used throughout the consolidated financial statements. AER are actual historical exchange rates for the specific accounting year, being the average rates over the year for the income statement and the closing rates at the balance sheet date for the statement of financial position. CER results are calculated by translating prior year results using the current year foreign exchange rate, ie current year average rates for the income statement and current year closing rates for the statement of financial position. In a period of currency volatility, this alternative performance measure allows an assessment of underlying results and business trends.

A2 New accounting pronouncements in 2024

The Group has adopted the following amendments in these consolidated financial statements. The adoption of these amendments has had no significant impact on the Group financial statements.

- Amendments to IAS 1 'Classification of liabilities as current or non-current' issued in January 2020 and October 2022 and 'Non-current liabilities with covenants' issued in October 2022;
- Amendments to IFRS 16 'Lease liability in a sale and leaseback' issued in September 2022; and
- Amendments to IAS 7 and IFRS 7 'Supplier finance arrangements' issued in May 2023.

74

B Earnings performance

B1 Analysis of performance by segment

B1.1 Segment results

		2024 $m	2023 $m		2024 vs 2023 %	
			AER	CER	AER	CER
	Note	note (i)	note (i)	note (i)	note (i)	note (i)
Mainland China note (ii)		**363**	368	362	(1)%	0 %
Hong Kong		**1,069**	1,013	1,018	6 %	5 %
Indonesia		**268**	221	212	21 %	26 %
Malaysia		**338**	305	304	11 %	11 %
Singapore		**693**	584	587	19 %	18 %
Growth markets and other note (iii)		**688**	746	713	(8)%	(4)%
Eastspring		**304**	280	277	9 %	10 %
Total segment profit		**3,723**	3,517	3,473	6 %	7 %
Other income and expenditure unallocated to a segment:						
Net investment return and other items note (iv)		**21**	(21)	(21)	n/a	n/a
Interest payable on core structural borrowings		**(171)**	(172)	(172)	1 %	1 %
Corporate expenditure note (v)		**(237)**	(230)	(230)	(3)%	(3)%
Total other expenditure		**(387)**	(423)	(423)	9 %	9 %
Restructuring and IFRS 17 implementation costs note (vi)		**(207)**	(201)	(201)	(3)%	(3)%
Adjusted operating profit	B1.3	**3,129**	2,893	2,849	8 %	10 %
Short-term interest rate and other market fluctuations		**(105)**	(774)	(756)	86 %	86 %
Loss attaching to corporate transactions note (vii)		**(71)**	(22)	(22)	n/a	n/a
Profit before tax attributable to shareholders		**2,953**	2,097	2,071	41 %	43 %
Tax charge attributable to shareholders' returns	B3.2	**(538)**	(385)	(380)	(40)%	(42)%
Profit for the year	B1.5	**2,415**	1,712	1,691	41 %	43 %
Attributable to:						
Equity holders of the Company		**2,285**	1,701	1,682	34 %	36 %
Non-controlling interests		**130**	11	9	n/a	n/a
Profit for the year		**2,415**	1,712	1,691	41 %	43 %

Basic earnings per share (in cents)		2024	2023		2024 vs 2023 %	
			AER	CER	AER	CER
	Note	note (i)	note (i)	note (i)	note (i)	note (i)
Based on adjusted operating profit, net of tax and non-controlling interest	B3	**89.7¢**	89.0¢	87.8¢	1 %	2 %
Based on profit for the year, net of non-controlling interest	B3	**84.1¢**	62.1¢	61.5¢	35 %	37 %

Notes

(i) Segment results are attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document. For definitions of AER and CER refer to note A1.

(ii) The Mainland China segment is the Group's 50 per cent ownership in CITIC-Prudential Life Insurance Company Limited, a life joint venture with CITIC, a leading Chinese state-owned conglomerate.

(iii) The Growth markets and other segment includes non-insurance entities that support the Group's insurance business and the result for this segment is after deducting the corporate taxes arising from the life joint ventures and associates.

(iv) Net investment return and other items includes an adjustment to eliminate intercompany profits. Entities within the Prudential Group can provide services to each other, the most significant example being the provision of asset management services by Eastspring to the life entities. If the associated expenses are deemed attributable to the entity's insurance contracts then the costs are included within the estimate of future cash flows when measuring the insurance contract under IFRS 17. In the Group's consolidated accounts, IFRS 17 requires the removal of the intercompany profit from the measurement of the insurance contract. Put another way, the future cash flows include the cost to the Group (not the insurance entity) of providing the service. In the period that the service is provided, the entity undertaking the service, for example Eastspring, recognises the profit it earns as part of its results. To avoid any double counting, an adjustment is included with the centre's 'net investment return and other item' to remove the benefit already recognised when valuing the insurance contract.

(v) Corporate expenditure as shown above is for head office functions.

(vi) Restructuring and IFRS 17 implementation costs largely comprise the costs of Group-wide projects including the implementation of IFRS 17 (including one-off costs associated with embedding IFRS 17), reorganisation programmes and initial costs of establishing new business initiatives and operations. The costs include those incurred in insurance and asset management operations of $(59) million (2023: $(81) million).

(vii) Loss attaching to corporate transactions in 2024 mainly relates to the held for sale businesses. The $(22) million loss in 2023 largely reflected costs incurred on the termination of corporate services.

75

B1.2 Determining operating segments and performance measure of operating segments Operating segments The Group's operating and reported segments for financial reporting purposes are defined and presented in accordance with IFRS 8 ‘Operating Segments’. There have been no changes to the Group’s operating segments from those reported in the Group’s consolidated financial statements for the year ended 31 December 2023. Operations and transactions that do not form part of any business unit are reported as ‘Unallocated to a segment’ and generally comprise head office functions. Performance measure The performance measure of operating segments utilised by the Group is IFRS operating profit based on longer-term investment returns (adjusted operating profit) as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the year, including short-term interest rate and other market fluctuations and gain or loss on corporate transactions. Note B1.1 shows the reconciliation from adjusted operating profit to total profit for the year. Determination of adjusted operating profit (a) Approach adopted for insurance businesses The measurement of adjusted operating profit reflects that, for the insurance business, assets and liabilities are held for the longer term. The Group believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded. The method of allocating profit between operating and non-operating components involves applying longer-term rates of return to the Group’s assets held by insurance entities (including joint ventures and associates). These longer-term rates of return are not applied when assets and liabilities move broadly in tandem and hence the effect on profit from short-term market movements is more muted. In summary, the Group applies the following approach when attributing the ‘net investment result’ between operating and non-operating profit: – Returns on investments that meet the definition of an ‘underlying item’, namely those investments that determine some of the amounts payable to a policyholder such as assets within unit-linked funds or with-profits funds, are recorded in adjusted operating profit on an actual return basis. The exception is for investments backing the shareholders’ 10 per cent share of the estate within the Hong Kong with-profits fund. Changes in the value of these investments, including those driven by market movements, pass through the income statement with no liability offset. Consequently, adjusted operating profit recognises investment return on a longer-term basis for these assets. – For insurance contracts measured under the general measurement model (GMM), the impact of market movements on both the non-underlying insurance contract balances and the investments they relate to are considered together. Adjusted operating profit allows for the long-term credit spread (net of the expected defaults) or long-term equity risk premium on the debt and equity-type instruments, respectively. Deducted from this amount is the unwind of the illiquidity premium included in the current discount rate for the liabilities. – Some GMM best estimate liabilities (BEL) components are calculated by reference to the investment return of assets, even if the BEL component itself is not considered an underlying item, for example, the BEL component related to future fee income or a guarantee. In these cases for the purposes of determining operating profit, the BEL component is calculated assuming a longer-term investment return and any difference between the actual return arising in the period and the longer-term investment return is taken to non-operating profit. There is no impact on the balance sheet of this allocation. – A longer-term rate of return is applied to all other investments held by the Group’s insurance business for the purposes of calculating adjusted operating profit. More details on how longer-term rates are determined are set out below. The difference between the net investment result recorded in the income statement and the longer-term returns determined using the above principles is recorded as ‘short-term interest rate and other market fluctuations’ as a component of non-operating profit. The ‘insurance service result’ is largely recognised in adjusted operating profit in full with the main exception being the gains or losses that arise from market and other related movements on onerous contracts measured under the variable fee approach (VFA). If these gains and losses are capable of being offset across more than one annual cohort of the same product or fund as applicable, then the adjusted operating profit is determined by amortising the net of the future profits and losses on all contracts where profits or losses can be shared. Any difference between this and the amount included in the income statement for onerous contracts is classified as part of ‘short-term interest rate and other market fluctuations’, a component of non-operating profit. See note B1.3 for the reconciliation to the ‘insurance service result' recognised in the consolidated income statement. (b) Determination of longer-term returns The longer-term rates of return are estimates of the long-term trend investment returns having regard to past performance, current trends and future expectations. These rates are broadly stable from year to year but may be different between regions, reflecting, for example, differing expectations of inflation in each business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations. For collective investment schemes that include different types of assets (eg equities and debt securities), weighted assumptions are used reflecting the asset mix underlying the relevant fund mandates. Debt securities and loans For debt securities and loans, the longer-term rates of return are estimates of the long-term government bond yield, plus the estimated long-term credit spread over the government bond yield, less an allowance for expected credit losses. The credit spread and credit loss assumptions reflect the mix of assets by credit rating. Longer-term rates of return range from 2.8 per cent to 8.8 per cent for 2024 (2023: 2.8 per cent to 8.4 per cent). Equity-type securities For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital. Longer-term rates of return range from 8.6 per cent to 15.7 per cent for 2024 and 2023. 76

Derivative value movements

In the case where derivatives change the nature of other invested assets (eg by lengthening the duration of assets, hedging overseas bonds to the currency of the local liabilities, or by providing synthetic exposure to equities), the longer-term return on those invested assets reflects the impacts of the derivatives.

(c) Non-insurance businesses

For these businesses, the determination of adjusted operating profit reflects the underlying economic substance of the arrangements and excludes market-related items only where it is expected these will unwind over time.

B1.3 Analysis of adjusted operating profit by driver

Management assesses adjusted operating profit by breaking it down into the key components that drive performance each period.

The table below analyses the Group's adjusted operating profit into the underlying drivers using the following categories:

- Adjusted release of CSM, which is net of reinsurance, represents the release from the CSM for the insurance services provided in the period, adjusted for the reduction in CSM release that would occur if gains on profitable contracts were combined with losses on onerous contracts for those contracts where gains and losses can be shared across cohorts as described in note B1.2.
- Release of risk adjustment, which is net of reinsurance, represents the amount of risk adjustment recognised in the income statement representing non-financial risk that expired in the period net of the amount that was assumed to be covered by any reinsurance contracts in place. The only difference between the amount shown in the table below and the amount included within Insurance service result on the consolidated income statement is the amount relating to the Group's life joint ventures and associates that use the equity method of accounting.
- Experience variances represent the difference between the actual amounts incurred or received in the period and that assumed within the best estimate liability for insurance and reinsurance contracts. It covers items such as claims, attributable expenses and premiums to the extent that they relate to current or past service.
- Other insurance service result primarily relates to movements on onerous contracts that impact adjusted operating profit (ie excluding those discussed in B1.2).
- Net investment result on longer-term basis comprises the component of the 'net investment result' that has been attributed to adjusted operating profit by applying the approach as described in note B1.2.
- Other insurance income and expenditure represent other sources of income and expenses that are not considered to be attributable to insurance contracts under IFRS 17.
- Share of related tax charges from joint ventures and associates represents the related tax on the adjusted operating profit of the Group's life joint ventures and associates accounted for using the equity method. Under IFRS, the Group's share of results from its investments in joint ventures and associates accounted for using the equity method is included as a single line in the Group's profit before tax on a net of related tax basis. In the table below, the results of the life joint ventures and associates are analysed by adjusted operating profit drivers and on a pre-tax basis, with related tax shown separately in order for the contribution from the life joint ventures and associates to be included in the profit driver analysis on a consistent basis with the rest of the insurance business operations.

	2024 $m	2023 $m		2024 vs 2023 %	
		AER	CER	AER	CER
Adjusted release of CSM note (i)	**2,333**	2,205	2,177	6 %	7 %
Release of risk adjustment	**268**	218	215	23 %	25 %
Experience variances	**(81)**	(118)	(115)	31 %	30 %
Other insurance service result	**(68)**	(109)	(108)	38 %	37 %
Adjusted insurance service result note (ii)	**2,452**	2,196	2,169	12 %	13 %
Net investment result on longer-term basis note (iii)	**1,146**	1,241	1,224	(8)%	(6)%
Other insurance income and expenditure	**(89)**	(122)	(120)	27 %	26 %
Share of related tax charges from joint ventures and associates	**(90)**	(78)	(77)	(15)%	(17)%
Insurance business	**3,419**	3,237	3,196	6 %	7 %
Eastspring	**304**	280	277	9 %	10 %
Other income and expenditure	**(387)**	(423)	(424)	9 %	9 %
Restructuring and IFRS 17 implementation costs	**(207)**	(201)	(200)	(3)%	(3)%
Adjusted operating profit, as reconciled to profit for the year in note B1.1	**3,129**	2,893	2,849	8 %	10 %

77

Notes

(i) The adjusted release of CSM is reconciled to the information in the Consolidated income statement as follows:

	2024 $m	2023 $m
Release of CSM, net of reinsurance as included within Insurance service result on the consolidated income statement		
Insurance	2,286	2,193
Reinsurance	(159)	(203)
	2,127	1,990
Add amounts relating to the Group's life joint ventures and associates that are accounted for on equity method	225	218
Release of CSM, net of reinsurance as shown in note C3		
Insurance	2,511	2,414
Reinsurance	(159)	(206)
	2,352	2,208
Adjustment to release of CSM for the treatment adopted for adjusted operating profit purposes of combining losses on onerous contracts and gains on profitable contracts that can be shared across more than one annual cohort	(19)	(3)
Adjusted release of CSM as shown above	2,333	2,205

(ii) The adjusted insurance service result is reconciled to the information in the consolidated income statement as follows:

	2024 $m	2023 $m
Insurance service result as shown in the consolidated income statement	2,293	2,087
Add amounts relating to the Group's life joint ventures and associates that are accounted for on equity method	187	148
Insurance service result as shown in note C3.2		
Insurance	2,786	2,424
Reinsurance	(306)	(189)
	2,480	2,235
Removal of losses or gains from reversal of losses on those onerous contracts that meet the criteria in note B1.2 less the adjustment to the release of CSM shown above	46	68
Other items including policyholder tax*	(74)	(107)
Adjusted insurance service result as shown above	2,452	2,196

* Other items include the revenue recognised to cover the tax charge attributable to policyholders that is included in the insurance service result in the income statement. This revenue is fully offset by the actual tax charge attributable to policyholders that is included, as required by IAS 12, in the tax line in the income statement resulting in no net impact to profit after tax and so have been offset in the analysis of adjusted operating profit.

(iii) Net investment result on longer-term basis is reconciled to the net investment result in the consolidated income statement as follows:

	2024 $m	2023 $m
Net investment result as shown in the consolidated income statement	1,332	1,091
Remove investment return of non-insurance entities	(448)	(142)
Remove short-term interest rate and other market fluctuations included in non-operating profit excluding non-insurance entities*	334	774
Other items*	(72)	(482)
Net investment result on longer-term basis as shown above	1,146	1,241

* Other items include the impact from the Group's life joint ventures and associates and policyholder tax.

78

B1.4 Revenue

	2024 $m									
	Insurance operations note (i)									
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter-segment elimination	Total segment	Unallocated to a segment (central operations)	Total
Insurance revenue										
Amounts relating to changes in the liability for remaining coverage:										
Expected claims and other directly attributable expenses	1,195	670	740	1,121	715	–	–	4,441	–	4,441
Change in risk adjustment for non-financial risk	68	37	26	64	62	–	–	257	–	257
Release of CSM for services provided	908	146	206	521	505	–	–	2,286	–	2,286
Other adjustments note (ii)	88	31	50	32	16	–	–	217	–	217
Recovery of insurance acquisition cash flows	1,445	293	268	513	638	–	–	3,157	–	3,157
	3,704	1,177	1,290	2,251	1,936	–	–	10,358	–	10,358
Other revenue note (iii)	24	2	–	2	21	333	–	382	–	382
Total revenue from external customers	3,728	1,179	1,290	2,253	1,957	333	–	10,740	–	10,740
Intra-group revenue	–	–	–	–	–	221	(221)	–	–	–
Investment return										
Interest income	1,077	101	216	797	688	7	–	2,886	209	3,095
Dividend and other investment income	1,279	105	181	651	164	3	–	2,383	–	2,383
Investment appreciation (depreciation)	(3,317)	(86)	736	2,275	604	1	–	213	228	441
	(961)	120	1,133	3,723	1,456	11	–	5,482	437	5,919
Total revenue	2,767	1,299	2,423	5,976	3,413	565	(221)	16,222	437	16,659

	2023 $m									
	Insurance operations note (i)									
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter-segment elimination	Total segment	Unallocated to a segment (central operations)	Total
Insurance revenue										
Amounts relating to changes in the liability for remaining coverage:										
Expected claims and other directly attributable expenses	1,089	582	642	970	670	–	–	3,953	–	3,953
Change in risk adjustment for non-financial risk	73	35	24	55	41	–	–	228	–	228
Release of CSM for services provided	787	187	203	478	538	–	–	2,193	–	2,193
Other adjustments note (ii)	73	32	31	45	71	–	–	252	–	252
Recovery of insurance acquisition cash flows	1,207	306	234	435	563	–	–	2,745	–	2,745
	3,229	1,142	1,134	1,983	1,883	–	–	9,371	–	9,371
Other revenue note (iii)	22	4	4	–	39	299	–	368	1	369
Total revenue from external customers	3,251	1,146	1,138	1,983	1,922	299	–	9,739	1	9,740
Intra-group revenue	–	–	–	–	–	184	(184)	–	–	–
Investment return										
Interest income	1,033	92	239	785	627	7	–	2,783	164	2,947
Dividend and other investment income	775	93	151	528	117	3	–	1,667	7	1,674
Investment appreciation (depreciation)	2,155	50	177	1,490	1,309	4	–	5,185	(43)	5,142
	3,963	235	567	2,803	2,053	14	–	9,635	128	9,763
Total revenue	7,214	1,381	1,705	4,786	3,975	497	(184)	19,374	129	19,503

Notes

(i) The Group's share of the results from the joint ventures and associates that are equity accounted for, including the Group's life joint venture in Mainland China, is presented in a single line within the Group's profit before tax on a net of related tax basis, and therefore not shown in the analysis of revenue line items above.

(ii) Other adjustments comprise experience adjustment for premium receipts relating to past and current services provided under insurance contracts and insurance revenue earned from contracts measured under the PAA as well as the revenue recognised to cover the tax charge attributable to policyholders.

(iii) Other revenue comprises revenue from external customers and consists primarily of revenue from the Group's asset management business of $333 million (2023: $299 million).

79

B1.5 Additional segmental analysis of profit after tax

	2024 $m	2023 $m
Mainland China note	**159**	(577)
Hong Kong	**851**	976
Indonesia	**181**	156
Malaysia note	**296**	257
Singapore	**566**	512
Growth markets and other note	**503**	775
Eastspring	**264**	254
Total segment	**2,820**	2,353
Unallocated to a segment (central operations)	**(405)**	(641)
Total profit after tax	**2,415**	1,712

Note
The Growth markets and other segment comprises all other Asia and Africa insurance businesses alongside other amounts that are not included in the segment profit of an individual business unit, including tax on life joint ventures and associates that are accounted for on an equity-method basis. Accordingly, on the segmental analysis of the profit after tax basis above, the amount shown for Mainland China is before tax (with its tax being included in the Growth markets and other segment). The Group's share of the Mainland China joint venture's post-tax result was $141 million (2023: $(366) million).

B2 Tax charge

B2.1 Total tax charge by segment

The total tax (charge) credit in the income statement is as follows:

	2024 $m	2023 $m
Hong Kong	**(229)**	(129)
Indonesia	**(37)**	(43)
Malaysia	**(155)**	(98)
Singapore	**(176)**	(174)
Growth markets and other	**(158)**	(103)
Eastspring	**(29)**	(26)
Total segment note	**(784)**	(573)
Unallocated to a segment (central operations)	**(40)**	13
Total tax charge note	**(824)**	(560)

Note
Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates that are equity accounted for. Therefore, the actual tax charge in the income statement does not include tax arising from the results of joint ventures and associates including Mainland China.

A small number of jurisdictions in which the Group has operations have implemented either a global minimum tax or a domestic minimum tax at a rate of 15 per cent, in line with the OECD Pillar Two proposals, effective for 2024 onwards. There was no impact from the new tax rules on the Group's IFRS tax charge for the 2024 financial year.

Additional jurisdictions in which the Group has operations have implemented, or are in the process of implementing, the new tax rules effective for 2025 onwards. Implementation of the new tax rules in Hong Kong effective from 2025 onwards will bring the whole Group into scope of the new rules.

The Group has estimated the potential impact of the new Pillar Two tax rules for future periods. This assessment was based on recent financial statements, corporate income tax returns and country-by-country reports. The outcome in any period is sensitive to market movements in that period. In periods where the actual investment return is in line with, or below, expected long term returns, the Group does not expect the Pillar Two tax rules to have a material impact on the IFRS tax charge. In periods where the actual investment return exceeds the expected long term returns, the impact from the Pillar Two tax rules will depend on how the relevant jurisdiction taxes the actual investment return under local corporate income tax rules.

80

B2.2 Reconciliation of effective tax rate

In the reconciliation below, the expected tax rate reflects the corporation tax rates that are expected to apply to the taxable profit or loss for the year. It reflects the corporation tax rates of each jurisdiction weighted by reference to the amount of profit or loss contributing to the aggregate result. The reconciliation of the expected to actual tax (charge) credit and the percentage impact of reconciliation items on shareholder effective tax rate (ETR) are provided below.

	2024		2023	
	$m	**ETR %**	$m	ETR %
Profit before tax (being tax attributable to shareholders' and policyholders' returns)	**3,239**		2,272	
Tax charge attributable to policyholders' returns note (i)	**(286)**		(175)	
Profit before tax attributable to shareholders' returns	**2,953**		2,097	
Tax charge at the expected rate	**(585)**	**20 %**	(399)	19 %
Effects of recurring tax reconciliation items:				
Income not taxable or taxable at concessionary rates note (ii)	**96**	**(3) %**	80	(4) %
Deductions and losses not allowable for tax purposes note (iii)	**(164)**	**5 %**	(136)	6 %
Items related to taxation of life insurance businesses note (iv)	**94**	**(3) %**	137	(7) %
Deferred tax adjustments including unrecognised tax losses	**4**	**0 %**	13	(1) %
Effect of results of joint ventures and associates note (v)	**100**	**(3) %**	(38)	2 %
Irrecoverable withholding taxes note (vi)	**(61)**	**2 %**	(63)	3 %
Other	**1**	**0 %**	(2)	1 %
Total credit (charge) on recurring items	**70**	**(2) %**	(9)	0 %
Effects of non-recurring tax reconciliation items:				
Adjustments to tax charge in relation to prior years	**7**	**0 %**	42	(2) %
Movements in provisions for open tax matters note (vii)	**(8)**	**0 %**	(15)	1 %
Adjustments in relation to business disposals and corporate transactions	**(22)**	**0 %**	(4)	0 %
Total (charge) credit on non-recurring items	**(23)**	**0 %**	23	(1) %
Tax charge attributable to shareholders' returns	**(538)**		(385)	
Tax charge attributable to policyholders' returns note (i)	**(286)**		(175)	
Tax charge attributable to shareholders' and policyholders' returns	**(824)**		(560)	
Profit before tax attributable to shareholders' returns analysed into:				
Adjusted operating profit	**3,129**		2,893	
Non-operating result note (viii)	**(176)**		(796)	
Profit before tax attributable to shareholders' returns	**2,953**		2,097	
Tax charge attributable to shareholders' returns analysed into:				
Tax charge on adjusted operating profit	**(547)**		(444)	
Tax credit on non-operating result note (viii)	**9**		59	
Tax charge attributable to shareholders' returns	**(538)**		(385)	
Actual tax rate on:				
Adjusted operating profit:				
Including non-recurring tax reconciling items note (ix)	**17 %**		15 %	
Excluding non-recurring tax reconciling items	**17 %**		16 %	
Profit before tax attributable to shareholders' returns note (ix)	**18 %**		18 %	

Notes

(i) The tax charge attributable to policyholders of $(286) million (2023: $(175) million) is equal to the profit before tax attributable to policyholders as a result of accounting for policyholder income after the deduction of expenses on a post-tax basis.

(ii) Income not taxable or taxable at concessionary rates primarily relates to non-taxable investment income and gains in Singapore and other (central) operations.

(iii) Deductions and losses not allowable for tax purposes primarily relates to non-deductible head office costs in other (central) operations.

(iv) Items related to taxation of life insurance businesses primarily relates to Hong Kong where the taxable profit is computed as 5 per cent of net insurance premiums.

(v) Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of joint ventures and associates and is reflected as a reconciling item.

(vi) The Group incurs withholding tax on remittances received from certain jurisdictions and on certain investment income. Where these withholding taxes cannot be offset against corporate income tax or otherwise recovered, they represent a cost to the Group. Irrecoverable withholding tax on remittances is included in other (central) operations and is not allocated to any segment. Irrecoverable withholding tax on investment income is included in the relevant segment where the investment income is reflected.

81

(vii) The statement of financial position contains the following provisions in relation to open tax matters.

	2024 $m
Balance at 1 Jan	(93)
Movements in the current year included in tax charge attributable to shareholders	(8)
Provisions utilised in the year	13
Other movements (including interest arising on open tax matters and amounts included in the Group's share of profits from joint ventures and associates, net of related tax)	(7)
Balance at 31 Dec	**(95)**

(viii) 'Non-operating result' is used to refer to items excluded from adjusted operating profit and includes short-term investment fluctuations in investment returns and corporate transactions. The tax credit on non-operating result is calculated using the tax rates applicable to investment profit or loss recorded in the non-operating result for each entity, and then adjusting for any discrete items included in the total tax charge that relate specifically to the amounts (other than investment related profit or loss) included in the non-operating result. The difference between this tax on non-operating result and the tax charge calculated on profit before tax is the tax charge on adjusted operating profit.

(ix) The actual shareholder tax rates of the relevant business operations are shown below:

	2024 %							
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other (central) operations	Total attributable to shareholders
Tax rate on adjusted operating profit	9 %	19 %	22 %	14 %	23 %	10 %	(7)%	17 %
Tax rate on profit before tax	10 %	18 %	22 %	14 %	23 %	10 %	(11)%	18 %

	2023 %							
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other (central) operations	Total attributable to shareholders
Tax rate on adjusted operating profit	7 %	22 %	22 %	16 %	20 %	9 %	2 %	15 %
Tax rate on profit before tax	7 %	22 %	20 %	16 %	11 %	9 %	2 %	18 %

B3 Earnings per share

	2024					
	Before tax	Tax	Non-controlling interests	Net of tax and non-controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	3,129	(547)	(146)	2,436	89.7¢	89.6¢
Short-term interest rate and other market fluctuations	(105)	9	(10)	(106)	(3.9)¢	(3.9)¢
Loss attaching to corporate transactions	(71)	–	26	(45)	(1.7)¢	(1.7)¢
Based on profit for the year	2,953	(538)	(130)	2,285	84.1¢	84.0¢

	2023					
	Before tax	Tax	Non-controlling interests	Net of tax and non-controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	2,893	(444)	(11)	2,438	89.0¢	88.7¢
Short-term interest rate and other market fluctuations	(774)	59	–	(715)	(26.1)¢	(26.0)¢
Loss attaching to corporate transactions	(22)	–	–	(22)	(0.8)¢	(0.8)¢
Based on profit for the year	2,097	(385)	(11)	1,701	62.1¢	61.9¢

For 2024, the weighted average number of shares for calculating basic earnings per share, that excludes those held in employee share trusts, is 2,715 million (2023: 2,741 million). After including a dilutive effect of the Group's share options and awards of 5 million (2023: 6 million), the weighted average number of shares for calculating diluted earnings per share is 2,720 million (2023: 2,747 million).

82

B4 Dividends

First and second interim dividends are recorded in the period in which they are paid. Cash and scrip dividends are initially recorded in the statement of changes in equity as a deduction from retained earnings, at the value of the cash paid, or the cash equivalent to the scrip dividend. For scrip dividends settled by a new issue of shares the deduction from retained earnings is subsequently reversed and an amount equal to the nominal value of shares issued is transferred to share capital from share premium or the capital redemption reserve.

	2024		2023	
	Cents per share	**$m**	Cents per share	$m
Dividends relating to reporting year:				
First interim dividend	**6.84¢**	**185**	6.26¢	172
Second interim dividend	**16.29¢**	**433** *	14.21¢	392
Total relating to reporting year	**23.13¢**	**618**	20.47¢	564
Dividends paid in reporting year:				
Current year first interim dividend	**6.84¢**	**185**	6.26¢	172
Second interim dividend for prior year	**14.21¢**	**390**	13.04¢	361
Total paid in reporting year	**21.05¢**	**575**	19.30¢	533

* Calculated using the outstanding number of ordinary shares as at 31 December 2024.

Dividend per share

The 2024 first interim dividend of 6.84 cents per ordinary share was paid to eligible shareholders on 23 October 2024.

On 14 May 2025, Prudential will pay a second interim dividend of 16.29 cents per ordinary share for the year ended 31 December 2024. The second interim dividend will be paid to shareholders recorded on the UK register at 5.00pm (Greenwich Mean Time) and to shareholders recorded on the HK branch register at 4.30pm (Hong Kong Time) on 28 March 2025 (Record Date), and also to the holders of US American Depositary Receipts (ADRs) as at 28 March 2025. The second interim dividend will be paid on or about 21 May 2025 to shareholders with shares standing to the credit of their securities accounts with the Central Depository (Pte) Limited (CDP) at 5.00pm (Singapore Time) on the Record Date.

Shareholders holding shares on the UK or HK share registers will continue to receive their dividend payments in either GBP or HKD, respectively, unless they elect to receive dividend payments in USD. A scrip dividend alternative will again be offered which will involve the issuance of relevant new ordinary shares on the Hong Kong line only. The scrip dividend alternative is offered in addition to the Dividend Reinvestment Plan (DRIP), which continues to be available to shareholders on the UK register. Elections must be received by the relevant UK or HK share registrar by 22 April 2025. The corresponding amounts per share in GBP and HKD are expected to be announced on or about 28 April 2025. The USD to GBP and HKD conversion rates will be determined by the actual rates achieved by Prudential buying those currencies prior to the announcement.

Shareholders holding an interest in Prudential shares through the CDP in Singapore will continue to receive their dividend payments in SGD based on the prevailing market exchange rate, unless they elect to participate in the scrip dividend alternative for which elections must be made through the CDP by 10 April 2025.

Holders of ADRs will continue to receive their dividend payments in USD.

83

C Financial position C1 Group assets and liabilities C1.1 Group investments by business type The analysis below is structured to show the investments of the Group's subsidiaries by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business. Debt securities are analysed below according to the issuing government for sovereign debt and to credit ratings for the rest of the securities. The Group uses the middle of the Standard & Poor’s, Moody’s and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external rating agencies’ ratings and, lastly, internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the ‘below BBB- and unrated’ category. The total securities (excluding sovereign debt) that were unrated at 31 December 2024 were $900 million (31 December 2023: $1,181 million). Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio. In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets that fall outside this range are classified as below BBB-. The following table classifies assets into those that primarily back the Group’s participating funds that are measured under the variable fee approach, those backing unit-linked funds, other investments held within the insurance entities, Eastspring’s investments and those that are unallocated to a segment (principally centrally held investments). In terms of the investments held by the insurance businesses, those within funds with policyholder participation and those within unit-linked funds represent underlying items. The gains or losses on these investments will be offset by movements in policyholder liabilities and therefore adjusted operating profit reflects the actual investment return on these assets. The exception is for investments backing the shareholders’ 10 per cent share of the estate within the Hong Kong with-profits fund. Changes in the value of these investments, including those driven by market movements, pass through the income statement with no liability offset. Consequently, adjusted operating profit recognises investment return on a longer-term basis for these assets. In terms of other assets held within the insurance entities, these largely comprise assets backing IFRS shareholders’ equity or are non-underlying items backing GMM liabilities and therefore the returns on these other investments are recognised in adjusted operating profit at a longer-term rate. 84

	31 Dec 2024 $m						
	Asia and Africa						
	Insurance						
	Funds with policyholder participation note (i)	Unit-linked funds	Other	Eastspring	Total	Unallocated to a segment	Group total
Debt securities							
Sovereign debt							
Indonesia	453	573	642	–	1,668	–	1,668
Singapore	2,265	738	932	–	3,935	–	3,935
Thailand	3	3	2,580	–	2,586	–	2,586
United States	14,851	71	433	–	15,355	–	15,355
Vietnam	2,885	17	139	–	3,041	–	3,041
Other (predominantly Asia)	4,192	685	1,589	2	6,468	–	6,468
Subtotal	24,649	2,087	6,315	2	33,053	–	33,053
Other government bonds							
AAA	1,617	119	112	–	1,848	–	1,848
AA+ to AA-	124	16	23	–	163	–	163
A+ to A-	643	82	268	–	993	–	993
BBB+ to BBB-	189	45	80	–	314	–	314
Below BBB- and unrated	354	6	48	–	408	–	408
Subtotal	2,927	268	531	–	3,726	–	3,726
Corporate bonds							
AAA	1,400	158	280	–	1,838	–	1,838
AA+ to AA-	3,567	486	851	–	4,904	–	4,904
A+ to A-	13,451	491	1,629	–	15,571	1	15,572
BBB+ to BBB-	9,753	661	1,784	–	12,198	1	12,199
Below BBB- and unrated	1,477	477	342	–	2,296	–	2,296
Subtotal	29,648	2,273	4,886	–	36,807	2	36,809
Asset-backed securities							
AAA	129	3	34	–	166	–	166
AA+ to AA-	4	–	1	–	5	–	5
A+ to A-	28	–	3	–	31	–	31
BBB+ to BBB-	2	–	1	–	3	–	3
Below BBB- and unrated	2	1	8	–	11	–	11
Subtotal	165	4	47	–	216	–	216
Total debt securities note (ii)	57,389	4,632	11,779	2	73,802	2	73,804
Loans							
Mortgage loans	51	–	102	–	153	–	153
Other loans	364	–	–	–	364	–	364
Total loans	415	–	102	–	517	–	517
Equity securities and holdings in collective investment schemes							
Direct equities	19,487	13,465	254	95	33,301	–	33,301
Collective investment schemes	37,652	8,338	1,698	13	47,701	–	47,701
Total equity securities and holdings in collective investment schemes	57,139	21,803	1,952	108	81,002	–	81,002
Other financial investments note (iii)	2,240	260	2,118	93	4,711	1,150	5,861
Total financial investments	117,183	26,695	15,951	203	160,032	1,152	161,184
Investment properties	–	–	3	–	3	–	3
Cash and cash equivalents	1,396	564	1,225	142	3,327	2,445	5,772
Total investments	118,579	27,259	17,179	345	163,362	3,597	166,959

85

	31 Dec 2023 $m						
	Asia and Africa						
	Insurance						
	Funds with policyholder participation note (i)	Unit-linked funds	Other	Eastspring	Total	Unallocated to a segment	Group total
Debt securities							
Sovereign debt							
Indonesia	393	611	525	–	1,529	–	1,529
Singapore	3,006	607	929	–	4,542	–	4,542
Thailand	2	4	1,957	–	1,963	–	1,963
United States	23,552	84	2,351	–	25,987	–	25,987
Vietnam	3,143	30	173	–	3,346	–	3,346
Other (predominantly Asia)	4,375	669	1,819	28	6,891	–	6,891
Subtotal	34,471	2,005	7,754	28	44,258	–	44,258
Other government bonds							
AAA	1,533	94	119	–	1,746	–	1,746
AA+ to AA-	120	17	29	–	166	–	166
A+ to A-	689	95	239	–	1,023	–	1,023
BBB+ to BBB-	271	57	56	–	384	–	384
Below BBB- and unrated	502	11	63	2	578	–	578
Subtotal	3,115	274	506	2	3,897	–	3,897
Corporate bonds							
AAA	1,214	147	243	–	1,604	–	1,604
AA+ to AA-	2,716	440	934	–	4,090	–	4,090
A+ to A-	10,918	460	2,179	–	13,557	1	13,558
BBB+ to BBB-	9,466	714	2,055	–	12,235	1	12,236
Below BBB- and unrated	2,280	500	356	–	3,136	–	3,136
Subtotal	26,594	2,261	5,767	–	34,622	2	34,624
Asset-backed securities							
AAA	174	2	54	–	230	–	230
AA+ to AA-	6	–	2	–	8	–	8
A+ to A-	30	–	7	–	37	–	37
BBB+ to BBB-	7	–	2	–	9	–	9
Below BBB- and unrated	–	1	–	–	1	–	1
Subtotal	217	3	65	–	285	–	285
Total debt securities note (ii)	64,397	4,543	14,092	30	83,062	2	83,064
Loans							
Mortgage loans	65	–	83	–	148	–	148
Other loans	430	–	–	–	430	–	430
Total loans	495	–	83	–	578	–	578
Equity securities and holdings in collective investment schemes							
Direct equities	18,711	12,075	182	128	31,096	–	31,096
Collective investment schemes	24,529	7,546	1,580	2	33,657	–	33,657
Total equity securities and holdings in collective investment schemes	43,240	19,621	1,762	130	64,753	–	64,753
Other financial investments note (iii)	2,893	396	1,707	101	5,097	2,628	7,725
Total financial investments	111,025	24,560	17,644	261	153,490	2,630	156,120
Investment properties	–	–	39	–	39	–	39
Cash and cash equivalents	1,054	647	1,287	173	3,161	1,590	4,751
Total investments	112,079	25,207	18,970	434	156,690	4,220	160,910

Notes

(i) Funds with policyholder participation represent investments held to support insurance products where policyholders participate in the returns of a specified pool of investments (excluding unit-linked policies) that are measured using the variable fee approach.

(ii) Of the Group's debt securities, the following amounts were held by the consolidated investment funds:

	31 Dec 2024 $m	31 Dec 2023 $m
Debt securities held by consolidated investment funds	**10,409**	11,116

(iii) Other financial investments comprise derivative assets and deposits.

86

C2 Measurement of financial assets and liabilities C2.1 Determination of fair value The fair values of the financial instruments for which fair valuation is required under IFRS Standards are determined by the use of quoted market prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques. Climate change does not directly impact fair values particularly where these are built on observable inputs (ie level 1 and level 2), which represent the majority of the Group’s financial instruments as discussed below. The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices. Valuation approach for level 2 fair valued assets and liabilities A significant proportion of the Group’s level 2 assets are private holdings, structured securities and other national and non-national government debt securities that are valued using observable inputs. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades. When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. The selected quote is the one which best represents an executable quote for the security at the measurement date. Generally, no adjustment is made to the prices obtained from independent third parties. Adjustments are made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data. Valuation approach for level 3 fair valued assets and liabilities Investments valued using valuation techniques include financial investments which, by their nature, do not have an externally quoted price based on regular trades and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. Level 3 assets of the Group consist primarily of property, infrastructure, private credit and private equity funds held by the participating funds and are externally valued using the net asset value of the invested entities. The Group’s valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by business unit committees as part of the Group’s wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes and resolution of significant or complex valuation issues. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units. 87

C2.2 Fair value measurement hierarchy

Assets and liabilities at fair value

All of the Group's financial instruments held at fair value are classified as FVTPL at 31 December 2024 and measured on a recurring basis. In addition, at 31 December 2024, the Group classified certain assets and liabilities as held for sale that have been measured at fair value on a non-recurring basis based on the expected sales proceeds for these businesses.

The table below shows the assets and liabilities carried at fair value on a recurring basis analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

Financial instruments at fair value

	31 Dec 2024 $m			
	Level 1	Level 2	Level 3	
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs note (iii)	Total
Loans	–	364	–	364
Equity securities and holdings in collective investment schemes	72,574	5,311	3,117	81,002
Debt securities note (i)	56,147	17,620	37	73,804
Derivative assets	17	378	–	395
Derivative liabilities	(493)	(1,124)	–	(1,617)
Total financial investments, net of derivative liabilities	128,245	22,549	3,154	153,948
Investment contract liabilities without DPF note (ii)	–	(748)	–	(748)
Net asset value attributable to unit holders of consolidated investment funds	(2,679)	–	–	(2,679)
Total financial instruments at fair value	**125,566**	**21,801**	**3,154**	**150,521**
Percentage of total (%)	83 %	15 %	2 %	100 %

	31 Dec 2023 $m			
	Level 1	Level 2	Level 3	
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs note (iii)	Total
Loans	–	430	–	430
Equity securities and holdings in collective investment schemes	56,327	5,562	2,864	64,753
Debt securities note (i)	64,004	19,020	40	83,064
Derivative assets	1,460	395	–	1,855
Derivative liabilities	(58)	(180)	–	(238)
Total financial investments, net of derivative liabilities	121,733	25,227	2,904	149,864
Investment contract liabilities without DPF note (ii)	–	(769)	–	(769)
Net asset value attributable to unit holders of consolidated investment funds	(2,711)	–	–	(2,711)
Total financial instruments at fair value	119,022	24,458	2,904	146,384
Percentage of total (%)	81%	17%	2%	100%

Notes

(i) Of the total level 2 debt securities of $17,620 million at 31 December 2024 (31 December 2023: $19,020 million), $12 million (31 December 2023: $10 million) are valued internally.

(ii) For Investment contract liabilities without DPF, it is assumed that these investment contracts are not quoted in an active market and do not have readily available published prices and that their fair values are determined using valuation techniques. It is assumed that all significant inputs used in the valuation are observable and these investment contract liabilities are classified in level 2.

(iii) At 31 December 2024, the Group held $3,154 million (31 December 2023: $2,904 million) of net financial instruments at fair value within level 3. This represents 2 per cent (31 December 2023: 2 per cent) of the total fair valued financial assets, net of financial liabilities and comprises the following:

- Equity securities and holdings in collective investment schemes of $3,116 million (31 December 2023: $2,863 million) consisting primarily of property, infrastructure, private credit and private equity funds held by the participating funds, which are externally valued using the net asset value of the invested entities. Equity securities of $1 million (31 December 2023: $1 million) are internally valued, representing less than 0.1 per cent of the total fair valued financial assets, net of financial liabilities. Internal valuations are inherently more subjective than external valuations; and
- Other sundry individual financial instruments of a net asset of $37 million (31 December 2023: $40 million).
- Of the net financial instruments of $3,154 million (31 December 2023: $2,904 million) referred to above:
- A net asset of $3,088 million (31 December 2023: $2,866 million) is held by the Group's participating and unit-linked funds and therefore shareholders' profit and equity are not immediately impacted by movements in the valuation of these financial instruments; and
- The remaining level 3 investments comprise a net asset of $66 million (31 December 2023: $38 million) and are primarily investments valued using external prices adjusted to reflect the specific known conditions relating to these holdings where applicable (eg distressed securities). If the value of all these level 3 financial instruments decreased by 10 per cent, the change in valuation would be $(7) million (31 December 2023: $(4) million), which would reduce shareholders' equity by this amount before tax.

88

C3 Insurance and reinsurance contracts

C3.1 Group overview

(a) Analysis of Group insurance and reinsurance contract assets and liabilities

The table below provides an analysis of portfolio of insurance and reinsurance (RI) contract assets and liabilities held on the Group's statement of financial position.

	Excluding JVs and associates $m						Including JVs and associates $m					
	Assets		Liabilities		Net liabilities (assets)		Assets		Liabilities		Net liabilities (assets)	
	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI
	note (i)	note (i)	note (i)	note (i)	note (ii)		note (i)	note (i)	note (i)	note (i)	note (ii)	
As at 31 Dec 2024												
Best estimate liabilities (BEL)	**4,566**	**2,624**	**127,942**	**423**	**123,376**	**(2,201)**	**4,799**	**2,783**	**148,867**	**461**	**144,068**	**(2,322)**
Risk adjustment for non-financial risk (RA)	**(791)**	**99**	**1,655**	**(44)**	**2,446**	**(143)**	**(803)**	**128**	**1,940**	**(47)**	**2,743**	**(175)**
Contractual service margin (CSM)	**(2,462)**	**667**	**17,968**	**157**	**20,430**	**(510)**	**(2,599)**	**645**	**19,862**	**144**	**22,461**	**(501)**
Insurance contract balances note C3.2	**1,313**	**3,390**	**147,565**	**536**	**146,252**	**(2,854)**	**1,397**	**3,556**	**170,669**	**558**	**169,272**	**(2,998)**
Assets for insurance acquisition cash flows	**32**	**–**	**1**	**–**	**(31)**	**–**	**32**	**–**	**1**	**–**	**(31)**	**–**
Insurance and reinsurance contract (assets) liabilities	**1,345**	**3,390**	**147,566**	**536**	**146,221**	**(2,854)**	**1,429**	**3,556**	**170,670**	**558**	**169,241**	**(2,998)**
As at 31 Dec 2023												
Best estimate liabilities (BEL)	3,952	1,175	120,115	1,182	116,163	7	3,998	1,315	139,673	1,222	135,675	(93)
Risk adjustment for non-financial risk (RA)	(631)	(84)	1,713	(21)	2,344	63	(630)	(67)	1,969	(24)	2,599	43
Contractual service margin (CSM)	(2,173)	1,335	18,011	(10)	20,184	(1,345)	(2,176)	1,321	20,176	(19)	22,352	(1,340)
Insurance contract balances note C3.2	1,148	2,426	139,839	1,151	138,691	(1,275)	1,192	2,569	161,818	1,179	160,626	(1,390)
Assets for insurance acquisition cash flows	32	–	1	–	(31)	–	32	–	1	–	(31)	–
Insurance and reinsurance contract (assets) liabilities	1,180	2,426	139,840	1,151	138,660	(1,275)	1,224	2,569	161,819	1,179	160,595	(1,390)

Notes

(i) The Group's investments in joint ventures and associates are accounted for using the equity method. The Group's share of insurance and reinsurance contract liabilities and assets as shown above relate to the life business of Mainland China, India and Takaful business in Malaysia.

(ii) At 31 December 2024 and 2023, the Group's exposure to credit risk arising from insurance contracts issued is not material to the Group as premiums receivable from an individual party (policyholders and intermediaries) is not material to the Group.

(b) Adjusted total comprehensive equity

	Excluding JVs and associates	Group's share related to JVs and associates	Including JVs and associates
	$m	$m	$m
As at 31 Dec 2024			
Shareholders' equity	**15,080**	**2,412**	**17,492**
CSM, net of reinsurance	**19,920**	**2,040**	**21,960**
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders	**789**	**–**	**789**
Remove: CSM, net of reinsurance, attributable to non-controlling interests note D2	**(977)**	**–**	**(977)**
Shareholders' CSM, net of reinsurance	**19,732**	**2,040**	**21,772**
Less: Related tax adjustments	**(2,134)**	**(470)**	**(2,604)**
Adjusted total comprehensive equity	**32,678**	**3,982**	**36,660**
As at 31 Dec 2023			
Shareholders' equity	15,883	1,940	17,823
CSM, net of reinsurance	18,839	2,173	21,012
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders	1,367	–	1,367
Shareholders' CSM, net of reinsurance	20,206	2,173	22,379
Less: Related tax adjustments	(2,347)	(509)	(2,856)
Adjusted total comprehensive equity	33,742	3,604	37,346

89

C3.2 Analysis of movements in insurance and reinsurance contract balances (including JVs and associates)

An analysis of movements in insurance and reinsurance contract balances by measurement component, excluding assets for insurance acquisition cash flows, and including the Group's share of insurance and reinsurance contract assets and liabilities related to the life JVs and associate is set out below:

	Including JVs and associates							
	2024 $m							
	Insurance				Reinsurance			
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
Opening assets	(3,998)	630	2,176	(1,192)	(1,315)	67	(1,321)	(2,569)
Opening liabilities	139,673	1,969	20,176	161,818	1,222	(24)	(19)	1,179
Net (assets) liabilities at 1 Jan	135,675	2,599	22,352	160,626	(93)	43	(1,340)	(1,390)
Changes that relate to future service								
Changes in estimates that adjust the CSM	(57)	31	26	–	(473)	(225)	698	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	128	29	–	157	43	–	–	43
New contracts in the year	(2,894)	349	2,585	40	(4)	(8)	11	(1)
	(2,823)	409	2,611	197	(434)	(233)	709	42
Changes that relate to current service								
Release of CSM to profit or loss	–	–	(2,511)	(2,511)	–	–	159	159
Release of risk adjustment to profit or loss	–	(287)	–	(287)	–	19	–	19
Experience adjustments	(114)	–	–	(114)	116	–	–	116
	(114)	(287)	(2,511)	(2,912)	116	19	159	294
Changes that relate to past service								
Adjustments to assets and liabilities for incurred claims	(73)	2	–	(71)	(30)	–	–	(30)
Insurance service result	(3,010)	124	100	(2,786)	(348)	(214)	868	306
Net finance (income) expense								
Accretion of interest on GMM contracts note (i)	243	56	350	649	(80)	(7)	(29)	(116)
Other net finance (income) expense	5,367	28	7	5,402	432	3	8	443
	5,610	84	357	6,051	352	(4)	(21)	327
Total amount recognised in income statement note (iv)	2,600	208	457	3,265	4	(218)	847	633
Effect of movements in exchange rates	(2,003)	(44)	(348)	(2,395)	18	–	(8)	10
Total amount recognised in comprehensive income	597	164	109	870	22	(218)	839	643
Cash flows								
Premiums received net of ceding commissions paid	27,990	–	–	27,990	(2,931)	–	–	(2,931)
Insurance acquisition cash flows	(5,226)	–	–	(5,226)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(14,694)	–	–	(14,694)	683	–	–	683
Total cash flows	8,070	–	–	8,070	(2,248)	–	–	(2,248)
Other changes note (iii)	(274)	(20)	–	(294)	(3)	–	–	(3)
Closing assets	(4,799)	803	2,599	(1,397)	(2,783)	(128)	(645)	(3,556)
Closing liabilities	148,867	1,940	19,862	170,669	461	(47)	144	558
Net (assets) liabilities at 31 Dec	144,068	2,743	22,461	169,272	(2,322)	(175)	(501)	(2,998)

90

	Including JVs and associates							
	2023 $m							
	Insurance				Reinsurance			
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
Opening assets	(3,562)	502	1,921	(1,139)	(652)	21	(1,369)	(2,000)
Opening liabilities	124,297	1,662	19,383	145,342	1,193	(47)	54	1,200
Net (assets) liabilities at 1 Jan	120,735	2,164	21,304	144,203	541	(26)	(1,315)	(800)
Changes that relate to future service								
Changes in estimates that adjust the CSM	(1,142)	341	801	–	62	43	(105)	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	224	(8)	–	216	(93)	–	–	(93)
New contracts in the year	(2,687)	317	2,429	59	86	(6)	(81)	(1)
	(3,605)	650	3,230	275	55	37	(186)	(94)
Changes that relate to current service								
Release of CSM to profit or loss	–	–	(2,414)	(2,414)	–	–	206	206
Release of risk adjustment to profit or loss	–	(242)	–	(242)	–	27	–	27
Experience adjustments	(170)	–	–	(170)	50	–	–	50
	(170)	(242)	(2,414)	(2,826)	50	27	206	283
Changes that relate to past service								
Adjustments to assets and liabilities for incurred claims	130	(3)	–	127	–	–	–	–
Insurance service result	(3,645)	405	816	(2,424)	105	64	20	189
Net finance (income) expense								
Accretion of interest on GMM contracts note (i)	158	52	307	517	(3)	(3)	(47)	(53)
Other net finance (income) expense	10,379	(20)	(12)	10,347	(155)	9	–	(146)
	10,537	32	295	10,864	(158)	6	(47)	(199)
Total amount recognised in income statement	6,892	437	1,111	8,440	(53)	70	(27)	(10)
Effect of movements in exchange rates	(49)	(2)	(63)	(114)	2	(1)	2	3
Total amount recognised in comprehensive income	6,843	435	1,048	8,326	(51)	69	(25)	(7)
Cash flows								
Premiums received net of ceding commissions paid	26,224	–	–	26,224	(1,137)	–	–	(1,137)
Insurance acquisition cash flows	(4,802)	–	–	(4,802)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(13,144)	–	–	(13,144)	554	–	–	554
Total cash flows	8,278	–	–	8,278	(583)	–	–	(583)
Other changes note (iii)	(181)	–	–	(181)	–	–	–	–
Closing assets	(3,998)	630	2,176	(1,192)	(1,315)	67	(1,321)	(2,569)
Closing liabilities	139,673	1,969	20,176	161,818	1,222	(24)	(19)	1,179
Net (assets) liabilities at 31 Dec	135,675	2,599	22,352	160,626	(93)	43	(1,340)	(1,390)

Notes

(i) Accretion of interest includes interest on policy loans.

(ii) Including investment component.

(iii) Other changes include movements in insurance contract liabilities arising from adjustments to remove the incurred non-cash expenses (such as depreciation and amortisation) from insurance contract asset and liability balances as well as the net insurance and reinsurance liabilities at 31 December 2024 of businesses classified as held for sale. Comparative results are as published and include the results of this business.

(iv) The Group does not utilise the risk mitigation option in its IFRS 17 VFA liability accounting except in connection with a short-term premium prepayment option available on certain participating products in Hong Kong effective from 1 January 2024, which has had a minor effect on the income statement.

91

Contractual service margin The following tables illustrate when the Group expects to recognise the remaining CSM in profit or loss after the reporting date based on the assumptions and economics in place at the year ends shown. Future new business is excluded. (i) Insurance contracts – expected recognition of the CSM 31 Dec 2024 $m Total as reported on the consolidated statement of financial position Group’s share relating to JVs and associates Total including Group’s share relating to JVs and associates 1 year or less 2,092 214 2,306 After 1 year to 2 years 1,863 181 2,044 After 2 years to 3 years 1,666 156 1,822 After 3 years to 4 years 1,495 136 1,631 After 4 years to 5 years 1,323 119 1,442 After 5 years to 10 years 4,653 436 5,089 After 10 years to 15 years 2,988 278 3,266 After 15 years to 20 years 1,777 187 1,964 After 20 years 2,573 324 2,897 Total insurance CSM 20,430 2,031 22,461 31 Dec 2023 $m Total as reported on the consolidated statement of financial position Group’s share relating to JVs and associates Total including Group’s share relating to JVs and associates 1 year or less 2,041 226 2,267 After 1 year to 2 years 1,780 190 1,970 After 2 years to 3 years 1,586 165 1,751 After 3 years to 4 years 1,412 146 1,558 After 4 years to 5 years 1,283 127 1,410 After 5 years to 10 years 4,604 474 5,078 After 10 years to 15 years 2,924 293 3,217 After 15 years to 20 years 1,781 195 1,976 After 20 years 2,773 352 3,125 Total insurance CSM 20,184 2,168 22,352 92

(ii) Reinsurance contracts – expected recognition of the CSM 31 Dec 2024 $m Total as reported on the consolidated statement of financial position Group’s share relating to JVs and associates Total including Group’s share relating to JVs and associates 1 year or less (55) (4) (59) After 1 year to 2 years (48) 2 (46) After 2 years to 3 years (45) 2 (43) After 3 years to 4 years (40) 2 (38) After 4 years to 5 years (37) 1 (36) After 5 years to 10 years (125) 5 (120) After 10 years to 15 years (64) 2 (62) After 15 years to 20 years (36) 1 (35) After 20 years (60) (2) (62) Total reinsurance CSM (510) 9 (501) 31 Dec 2023 $m Total as reported on the consolidated statement of financial position Group’s share relating to JVs and associates Total including Group’s share relating to JVs and associates 1 year or less (177) (2) (179) After 1 year to 2 years (132) – (132) After 2 years to 3 years (103) 1 (102) After 3 years to 4 years (85) 1 (84) After 4 years to 5 years (74) 1 (73) After 5 years to 10 years (268) 3 (265) After 10 years to 15 years (173) 2 (171) After 15 years to 20 years (113) – (113) After 20 years (220) (1) (221) Total reinsurance CSM (1,345) 5 (1,340) 93

C4 Intangible assets

C4.1 Goodwill

Goodwill shown on the Consolidated statement of financial position represents amounts allocated to businesses in Asia and Africa in respect of both acquired asset management and life businesses.

	2024 $m	2023 $m
Carrying value at 1 Jan	**896**	890
Exchange differences	**(7)**	6
Reclassification as held for sale	**(41)**	–
Carrying value at 31 Dec	**848**	896

C4.2 Other intangible assets

	2024 $m			2023 $m		
	Distribution rights note (i)	Other intangibles note (ii)	Total	Distribution rights note (i)	Other intangibles note (ii)	Total
Balance at 1 Jan						
Cost	**5,585**	**537**	**6,122**	5,176	489	5,665
Accumulated amortisation	**(1,876)**	**(260)**	**(2,136)**	(1,546)	(235)	(1,781)
	3,709	**277**	**3,986**	3,630	254	3,884
Additions	**198**	**62**	**260**	415	83	498
Amortisation charge	**(331)**	**(58)**	**(389)**	(330)	(49)	(379)
Disposals and transfers	**(4)**	**(14)**	**(18)**	–	(6)	(6)
Exchange differences and other movements	**(13)**	**(2)**	**(15)**	(6)	(5)	(11)
Balance at 31 Dec	**3,559**	**265**	**3,824**	3,709	277	3,986
Comprising:						
Cost	**5,762**	**570**	**6,332**	5,585	537	6,122
Accumulated amortisation	**(2,203)**	**(305)**	**(2,508)**	(1,876)	(260)	(2,136)
Balance at 31 Dec	**3,559**	**265**	**3,824**	3,709	277	3,986

Notes

(i) Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of the bancassurance partnership arrangements for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels.

(ii) Included within other intangibles are software and licence fees.

C5 Borrowings

C5.1 Core structural borrowings of shareholder-financed businesses

	31 Dec 2024 $m	31 Dec 2023 $m
Subordinated debt		
US$750m 4.875% notes	**750**	750
£435m 6.125% notes 2031	**542**	551
US$1,000m 2.95% notes 2033	**997**	996
Senior debt		
£250m 5.875% notes 2029	**299**	301
US$1,000m 3.125% notes 2030	**990**	988
US$350m 3.625% notes 2032	**347**	347
Total core structural borrowings of shareholder-financed businesses	**3,925**	3,933

The senior debt ranks above subordinated debt in the event of liquidation.

C5.2 Operational borrowings

	31 Dec 2024 $m	31 Dec 2023 $m
Borrowings in respect of short-term fixed income securities programmes (commercial paper)	**527**	699
Lease liabilities under IFRS 16	**257**	234
Other borrowings	**13**	8
Total operational borrowings	**797**	941

94

C6 Risk and sensitivity analysis

The Group's risk framework and the management of risks attaching to the Group's consolidated financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital, have been included in the Risk review report.

The financial and insurance assets and liabilities on the Group's statement of financial position are, to varying degrees, subject to market and insurance risk and other changes of assumptions that may have an effect on IFRS basis profit or loss and shareholders' equity as described below. The market and insurance risks and also sustainability-related risks, including how they affect Group's operations and how these are managed, are discussed in the Risk review report referred to above. The sustainability-related risks discussed in the Risk review report include in particular the potential long-term impact of environmental risks associated with climate change (including physical and transition risks) on the Group's investments and liabilities.

The Group benefits from diversification achieved through the geographical spread of the Group's operations and, within those operations, through a broad mix of product types. The simplified sensitivities below are calculated at the individual business unit level and aggregated to show the Group impact and no group-level adjustments from diversification have been made.

Relevant correlation factors include:

- Correlation across geographic regions for both financial and non-financial risk factors; and
- Correlation across risk factors for mortality and morbidity, expenses, persistency and other risks.

The geographical diversity of the Group's business means that it has some exposure to the risk of foreign exchange rate fluctuations where a group undertaking has a functional currency that differs from the US dollar, the Group's presentation currency. Consistent with the Group's accounting policies, the profits of these business units are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2024 and 2023, the rates for the most significant operations are given in note A1. The Group has no exposure to currency fluctuation from business units that operate in USD, or currencies pegged to the USD (such as HKD), and reduced exposure to currencies partially managed to the USD within a basket of currencies (such as SGD). The impact of changes of foreign exchange rates on the Group's assets and liabilities from the above exposure is recorded as part of other comprehensive income and in 2024 represented a loss of $(309) million (2023: $(124) million), which corresponds to 2 per cent of opening shareholders' equity (2023: 1 per cent). Additionally, note B1.1 'Segment results' shows the Group's segment and total profit for 2023 as if it had been prepared using the same exchange rates as 2024 (ie on a CER basis) giving an indication of how foreign exchange rates impact the Group's profit or loss.

A 5 per cent decrease (weakening of the US dollar) or increase (strengthening of the US dollar) in these rates would have increased or decreased profit for the year and shareholders' equity of the Group respectively as follows:

	31 Dec 2024 $m		31 Dec 2023 $m	
Change in local currency to $ exchange rates	Decrease of 5%	Increase of 5%	Decrease of 5%	Increase of 5%
Profit after tax for the year	**102**	**(92)**	72	(65)
Shareholders' equity	**624**	**(565)**	595	(538)

The Group is also exposed to foreign exchange gains and losses on assets and liabilities held by the Group's undertakings in a currency other than their functional currency. These will often be managed by derivatives or by having assets and liabilities that match in terms of currency.

C6.1 Sensitivity to key market risks

The table below shows the sensitivity of the Group's profit after tax, shareholders' equity and CSM as at 31 December 2024 and 2023 to the following market risks:

- 1 per cent increase and 0.5 per cent decrease in observable risk-free interest rates in isolation and subject to a floor of zero; and
- Instantaneous 10 per cent rise and 20 per cent fall in the market value of equity and property assets. The equity risk sensitivity analysis assumes that all equity indices fall by the same percentage.

The sensitivity results assume instantaneous market movements and hence reflect the current investment portfolio and all consequential impacts as at valuation date. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown below. These sensitivity results allow for limited management actions such as changes to future policyholder bonuses and re-pricing for medical business, where applicable. In practice, the market movements would be expected to occur over time and rebalancing of investment portfolios would likely be carried out to mitigate the impact of the stresses as presented below. Management could also take additional actions to help mitigate the impact of these stresses, including, but not limited to market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

The sensitivity of the Group's results to market risks primarily arises from the Group's insurance businesses.

The impact of changes in interest rates and equity values impacts both assets and liabilities. For assets backing insurance contract liabilities and those related liabilities, these impacts will vary depending on whether insurance contracts are classified as VFA or GMM. In addition, there will be impacts from other shareholder assets that back IFRS shareholders' equity rather than insurance contract liabilities. The vast majority of the Group's investments are classified as FVTPL and so movements as a result of interest rate and equity markets directly impact profit, unless they are offset by corresponding movements in the Group's liabilities.

For VFA contracts (which include the majority of the Group's participating and unit-linked contracts but not all movements in underlying assets are matched by a movement in insurance liabilities. Changes in BEL and RA as a result of a change in discount rate or from changes in the variable fee (that is dependent on the value of underlying assets) are taken as a change to the CSM with no immediate impact on profit or shareholders' equity. There will, however, be an impact on profit and shareholders' equity from changes to the CSM amortisation as a result of

95

changes both to the CSM and the discounting of the coverage units. Onerous contracts with no CSM will also have impacts going directly to the income statement.

For GMM contracts, the CSM is calculated on a locked-in basis (ie using discount rates applied at the dates of initial recognition of each group of contracts), whereas the BEL and RA are calculated using a current discount rate. This accounting mismatch passes through the income statement. The impact will depend on whether the BEL is an asset or a liability. For BEL assets, which are largely offset by CSM liabilities (ie for certain protection contracts where future premiums are expected to exceed future claims and expenses), increases in interest rates will reduce the BEL asset with no impact on the CSM liability and hence reduce profit. For a BEL liability, where the BEL and CSM liabilities are backed by invested assets (eg certain universal life contracts), there are likely to be offsetting asset impacts (for example BEL liabilities and bond values will both reduce as interest rates increase) and the impact on profit will be dependent on any mismatches between assets and liabilities together with the impact of the CSM being calculated on a locked-in basis.

For other shareholder assets that are not backing insurance contract liabilities, increases in interest rates and falls in equity markets reduce asset values, which under the Group's accounting policy pass directly through the income statement and hence reduce profit (vice versa for decreases in interest rates and increases in equity markets).

The income statement volatilities stated above lead to a volatility in the shareholders' equity to the same extent.

For the Group's asset management business, Eastspring, the profit for the period is sensitive to the level of assets under management as this significantly affects the value of management fees earned by the business in the current and future periods. Assets under management will rise and fall as market conditions change with a consequential impact on profitability. The effect on future asset management fees is not reflected in the table below.

In addition, Eastspring holds a small amount of investments directly on its balance sheet, including investments in respect of seeding capital into retail funds it sells to third parties (see note C1.1). Eastspring's profit will therefore have some direct exposure to the market movements of these investments.

At 31 December 2024 and 2023, the Group's central operations did not hold significant financial investments other than short-term deposits and money market funds held by the Group's treasury function for liquidity purposes and so there is immaterial sensitivity to market movements for these investments. In addition, the central operations hold some derivatives that are used to reduce or manage investment, interest rate and currency exposures.

Base values	2024 $m	2023 $m
Profit after tax for the year for the Group	**2,415**	1,712
Group shareholders' equity as at 31 Dec	**17,492**	17,823
CSM as at 31 Dec including JVs and associates	**21,960**	21,012

	31 Dec 2024 $m		31 Dec 2023 $m	
Interest rates and consequential effects	Decrease of 0.5%	Increase of 1%	Decrease of 0.5%	Increase of 1%
Increase (decrease) to shareholders' equity:				
Financial assets [note]	**7,690**	**(13,462)**	6,815	(12,004)
Net insurance contract liabilities (including CSM) [note]	**(7,324)**	**12,474**	(7,332)	12,191
Net effect on shareholders' equity	**348**	**(878)**	(328)	24
Increase (decrease) to profit after tax:				
Net effect on profit after tax	**380**	**(940)**	(328)	24
Increase (decrease) to CSM liability:				
CSM [note]	**395**	**(975)**	358	(880)

	31 Dec 2024 $m		31 Dec 2023 $m	
Equity/property market values	Decrease of 20%	Increase of 10%	Decrease of 20%	Increase of 10%
Increase (decrease) to shareholders' equity:				
Financial assets [note]	**(14,133)**	**7,075**	(13,359)	6,681
Net insurance contract liabilities (including CSM) [note]	**13,132**	**(6,628)**	12,288	(6,254)
Net effect on shareholders' equity	**(689)**	**302**	(822)	327
Increase (decrease) to profit after tax:				
Net effect on profit after tax	**(738)**	**325**	(822)	327
Increase (decrease) to CSM liability:				
CSM [note]	**(1,479)**	**651**	(1,392)	618

Note
The sensitivity effects shown above reflect the pre-tax effects on the financial assets, net insurance contract liabilities and CSM as presented on the Consolidated statement of financial position, together with the Group's share of the relevant amounts of its joint ventures and associates. Changes to the results of the Africa insurance operations from interest rate or equity price changes would not materially impact the Group's results.

The sensitivity of the Group's businesses presented as a whole at a given point in time will also be affected by a change in the relative size of the individual businesses.

96

The Group uses the segment measure 'adjusted operating profit' to review the performance of the business (see note B1.2 for how this measure is determined). The impact on adjusted operating profit will be more muted than on total profit as long-term asset returns are assumed for surplus assets held by the Group's insurance businesses and long-term spreads are assumed for GMM business. Adjusted operating profit will be impacted by changes in CSM amortisation for VFA business following the impact of economic changes on underlying assets and discount rates that impact the value of variable fees, and on the value of onerous contracts losses (or reversal thereof) taken directly to the income statement excluding those contracts that meet the criteria discussed in note B1.2. The changes in CSM amortisation result from changes both to the CSM and the discounting of the coverage units.

The pre-tax adjusted operating profit impacts for a decrease of 0.5 per cent and an increase of 1.0 per cent in interest rates were $(48) million and $21 million (2023: $(30) million and $33 million), respectively.

The pre-tax adjusted operating profit impacts for a decrease of 20 per cent and an increase of 10 per cent in equity/property market values were $(201) million and $85 million (2023: $(186) million and $83 million), respectively.

C6.2 Sensitivity to insurance risks

For insurance operations, adverse persistency experience can impact the overall IFRS profitability of certain types of business written. This risk is managed at a business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection, as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features. The effects of these management actions have not been factored into the sensitivities below.

In addition, many of the business units are exposed to mortality and morbidity risk and changes in maintenance expense level.

Changes to the assumed levels of persistency, mortality, morbidity and expenses from that when the contract is first recognised will impact the overall profitability of the insurance contract. These risks are managed on a portfolio basis and reinsurance can be used to mitigate the risk the Group has. In particular for certain medical contracts, product repricing is a key management action that is embedded in the process to mitigate morbidity risk. A degree of medical product repricing is assumed to have been undertaken in the mortality and morbidity sensitivity results shown in the table below.

In terms of the impact on the Group's financial results, changes to shareholders' equity or profit or loss will occur over the life of the contract, as changes to future cash flows from altered assumptions are recognised as an increase or decrease of CSM (except for onerous contracts), which is then amortised to profit and loss (and hence shareholders' equity) over time.

The table below shows how the shareholders' equity and CSM would have increased or decreased if changes in the future assumptions in insurance risk that were reasonably possible at the reporting date had occurred. This analysis presents the sensitivities both before and after risk mitigation by reinsurance and assumes that the other variables remain constant.

	2024 $m			
	Net effect on shareholders' equity and profit after tax attributable to equity holders		Net effect on CSM	
Sensitivity to insurance risk:	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance
Maintenance expenses – 10% increase	**(73)**	**(72)**	**(422)**	**(424)**
Lapse rates – 10% increase	**(97)**	**(72)**	**(1,435)**	**(1,593)**
Mortality and morbidity – 5% increase	**(110)**	**(108)**	**(689)**	**(269)**

	2023 $m			
	Net effect on shareholders' equity and profit after tax attributable to equity holders		Net effect on CSM	
Sensitivity to insurance risk:	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance
Maintenance expenses – 10% increase	(77)	(71)	(420)	(427)
Lapse rates – 10% increase	(88)	(76)	(1,363)	(1,496)
Mortality and morbidity – 5% increase	(131)	(96)	(638)	(261)

The pre-tax adjusted operating profit impacts, net of reinsurance, for a 10 per cent increase in maintenance expenses, a 10 per cent increase in lapse rates and a 5 per cent increase in mortality and morbidity were $(67) million, $(105) million and $(97) million (2023: $(61) million, $(95) million and $(85) million), respectively.

A 10 per cent decrease in the maintenance expense and lapse rate assumptions would have a broadly similar opposite effect on profit and shareholders' equity to the sensitivities shown above. The effect from a 5 per cent decrease in mortality and morbidity assumptions is dependent on the degree of product repricing assumed to have been undertaken.

97

C7 Tax assets and liabilities

C7.1 Current tax

At 31 December 2024, of the $31 million (31 December 2023: $34 million) current tax recoverable, the majority is expected to be recovered within 12 months of the reporting period.

At 31 December 2024, the current tax liability of $238 million (31 December 2023: $275 million) includes $95 million (31 December 2023: $93 million) of provisions for uncertain tax matters. Further detail is provided in note B2.2.

C7.2 Deferred tax

The statement of financial position contains deferred tax assets of $142 million (31 December 2023: $156 million) and deferred tax liabilities of $1,514 million (31 December 2023: $1,250 million), which are presented on a net basis in each of the categories below for the purpose of this movement analysis only:

	2024 $m			
	Net deferred tax (assets) liabilities at 1 Jan	**Movement in income statement**	**Other movements including foreign exchange movements**	**Net deferred tax (assets) liabilities at 31 Dec**
Unrealised losses or gains on investments	**129**	**32**	**(13)**	**148**
Balances relating to insurance and reinsurance contracts	**1,170**	**260**	**(22)**	**1,408**
Short-term temporary differences	**(94)**	**28**	**6**	**(60)**
Unused tax losses	**(111)**	**(17)**	**4**	**(124)**
Net deferred tax liabilities	**1,094**	**303**	**(25)**	**1,372**

	2023 $m			
	Net deferred tax (assets) liabilities at 1 Jan	Movement in income statement	Other movements including foreign exchange movements	Net deferred tax (assets) liabilities at 31 Dec
Unrealised losses or gains on investments	(129)	268	(10)	129
Balances relating to insurance and reinsurance contracts	1,255	(87)	2	1,170
Short-term temporary differences	(96)	2	–	(94)
Unused tax losses	(31)	(79)	(1)	(111)
Net deferred tax liabilities	999	104	(9)	1,094

The Group has applied the mandatory exemption from recognising and disclosing information on the associated deferred tax assets and liabilities at 31 December 2024 as required by the amendments to IAS 12 'International Tax Reform – Pillar Two Model Rules'.

C8 Share capital, share premium and own shares

	2024			2023		
Issued shares of 5p each fully paid	**Number of ordinary shares**	**Share capital**	**Share premium**	Number of ordinary shares	Share capital	Share premium
		$m	**$m**		$m	$m
Balance at 1 Jan	**2,753,520,756**	**183**	**5,009**	2,749,669,380	182	5,006
Shares issued under share-based schemes	**758,708**	**–**	**–**	3,851,376	1	3
Shares issued under scrip dividends	**2,813,929**	**–**	**–**	–	–	–
Shares cancelled on repurchases/buybacks	**(99,571,505)**	**(7)**	**–**	–	–	–
Balance at 31 Dec	**2,657,521,888**	**176**	**5,009**	2,753,520,756	183	5,009

Options outstanding under SAYE schemes to subscribe for shares at each year end shown below are as follows:

		Share price range		
	Number of shares to subscribe for	from (in pence)	to (in pence)	Exercisable by year
31 Dec 2024	**1,660,096**	**520p**	**1,202p**	**2030**
31 Dec 2023	1,671,215	737p	1,455p	2029

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

(a) Purchases by employee share scheme trusts

The Group buys and sells Prudential plc shares ('own shares') in relation to its employee share schemes through the trusts established to facilitate the delivery of shares under employee incentive plans.

During the year, a total of 10.0 million shares (2023: 3.9 million shares) were acquired in relation to employee share schemes by the trusts and for members under employee share purchase plans. The cost of acquiring these shares, was $96.8 million (2023: $54 million). The cost in USD shown has been calculated from the share prices in the purchase currency (pound sterling or Hong Kong dollar) using the monthly average exchange rate for the month in which those shares were purchased. A portion of these share purchases were made on the Hong Kong Stock

98

Exchange with the remainder being made on the London Stock Exchange. At 31 December 2024, 14.9 million (31 December 2023: 10.0 million) Prudential plc shares were held in the trusts.

(b) Share repurchase/buyback programmes by the Company

The Company made the following purchases during 2024:

Cost recognised in retained earnings	2024 $m
Share repurchases to neutralise share scheme issuances	48
Share repurchases to neutralise impact of scrip dividend	23
Share buyback programme to return capital to shareholders (excluding costs)	785
Total cash paid on repurchases and buybacks (excluding costs)	856
Redemption liability and costs associated with the buyback	22
Total share repurchases and buybacks	**878**

The table below shows the details of the purchases on a monthly basis. The cost in USD shown has been calculated from the share prices in pound sterling using the daily spot rate in which those shares were purchased.

		Share price		
	Number of shares	Low £	High £	Cost $
January 2024	3,851,376	8.01	8.52	40,548,716
June 2024	2,726,787	7.06	7.61	25,508,735
July 2024	11,940,672	6.68	7.42	95,525,099
August 2024	7,992,467	6.22	6.93	78,392,153
September 2024	23,590,670	6.02	7.08	193,828,164
October 2024	20,480,882	6.39	7.27	162,436,763
November 2024	18,244,807	5.95	6.81	161,759,189
December 2024	10,743,844	6.20	6.85	97,782,966
Total	99,571,505			855,781,785

In January and June 2024, the Company completed two share buyback programmes to offset dilution from the vesting of awards under employee and agent share schemes during 2023 and the first half of 2024, respectively. The Company repurchased 4.6 million ordinary shares in aggregate for a total consideration of $48 million.

In November 2024, the Company completed a share buyback programme primarily to offset dilution from the issue of shares under its scrip dividend alternative. The Company repurchased 2.8 million ordinary shares in aggregate for a total consideration of $23 million.

On 23 June 2024, the Company announced the $2 billion share buyback programme to reduce the issued share capital of the Company in order to return capital to shareholders, which will be completed by no later than mid-2026. The first tranche of $700 million was completed on 15 November 2024. On 5 December 2024, the Company announced the commencement of the second tranche of share buyback of $800 million, which will be completed by no later than 26 June 2025. This effectively accelerated our buyback programme which is now expected to complete by the end of 2025.

As at 31 December 2024, 92.1 million ordinary shares in aggregate have been repurchased under the $2 billion share buyback programme for a total consideration of $785 million, excluding costs. In addition, a financial liability of $(18) million was recognised as at 31 December 2024 for an obligation under the non-cancellable period of the arrangement entered into with the bank conducting the buyback.

All of these share purchases were made on the London Stock Exchange and the shares purchased were cancelled after settlement. The nominal value of the shares cancelled in 2024 was $7 million. On cancellation, the nominal value was transferred from the share capital to the capital redemption reserve account.

Other than as disclosed above, the Company and its subsidiaries did not purchase, sell or redeem any Prudential plc listed securities during 2024.

99

D Other information D1 Contingencies and related obligations The Group is involved in various litigation and regulatory proceedings from time to time. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Group believes that the ultimate outcome of any current or pending matters will not have a material adverse effect on the Group’s financial condition, results of operations or cash flows. D2 Consolidation of ownership interest in Prudential Assurance Malaysia Berhad The Group holds 51 per cent of the ordinary shares of the holding company of Prudential Assurance Malaysia Berhad, or PAMB, which is its conventional life insurance business in Malaysia. Detik Ria Sdn Bhd ('Detik Ria') holds the other 49 per cent. There was an agreement between the Group and Detik Ria that allowed the Group to acquire from Detik Ria its 49 per cent shareholding. In 2008, Detik Ria exercised the put option for which it received payments in accordance with the agreement. When Detik Ria failed to complete the share transfer in 2019, the Group filed a legal action against Detik Ria with the Kuala Lumpur High Court in Malaysia to enforce its rights. Subsequent decisions by the High Court and the Court of Appeal were both made in favour of the Group in confirming the contractual rights of the Group to acquire the 49 per cent shareholding. Following a further appeal made by Detik Ria, on 30 July 2024 the Federal Court of Malaysia overturned the previous rulings of the High Court and the Court of Appeal. This Federal Court of Malaysia decision does not affect the Group's ongoing consolidation of the business of PAMB, which remains a subsidiary controlled by the Group, but the Group has, in the 2024 financial statements, reflected a 49 per cent non-controlling interest instead of the previously consolidated 100 per cent economic interest. The non-controlling interest at 31 December 2024 was $1,055 million comprising $886 million at 1 January 2024 and $169 million in respect of the profit earned and effect of exchange translation difference during 2024. The Federal Court of Malaysia also directed Detik Ria to return the consideration payments it has previously received from the Group of circa $29 million, which includes interest. The Group’s performance metrics are shown before the effect of non-controlling interests in line with the Group’s policy. D3 Post balance sheet events Dividends The 2024 second interim dividend approved by the Board of Directors after 31 December 2024 is described in note B4. 100

European Embedded Value (EEV) basis results Page EEV results highlights 102 Basis of preparation 103 Movement in Group EEV equity 104 Movement in Group free surplus 106 Notes on the EEV basis results 1 Analysis of new business profit and EEV for insurance business operations 108 2 Analysis of movement in net worth and value of in-force business for insurance business operations 109 3 Sensitivity of results for insurance business operations 110 4 Expected transfer of value of in-force business and required capital to free surplus for insurance business operations on a discounted basis 112 5 EEV basis results for other (central) operations 112 6 Net core structural borrowings of shareholder-financed businesses 113 7 Methodology and accounting presentation 113 8 Assumptions 116 9 Insurance new business 118 10 Post balance sheet events 118 Description of EEV basis reporting The EEV basis results have been prepared in accordance with the EEV Principles issued by the European Insurance CFO Forum in 2016. All results are stated net of tax and converted using actual exchange rates (AER) unless otherwise stated. AER are actual historical exchange rates for the relevant accounting period. Constant exchange rates (CER) results are calculated by translating prior year results using current year foreign currency exchange rates, ie current year average rates for the income statement and current year closing rates for the balance sheet. The Directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles. In preparing the EEV basis supplementary information, the Directors have satisfied themselves that the Group remains a going concern. Further information is provided in note A1 to the IFRS consolidated financial statements. 101

EEV results highlights

	2024	2023				
		AER		CER		
	$m	$m	% change	$m	% change	% change excluding economics note (v)
New business profit note (i)	**3,078**	3,125	(2)%	3,093	–	11 %
Annual premium equivalent (APE) note (i)	**6,202**	5,876	6 %	5,787	7 %	7 %
New business margin (APE) (%)	**50 %**	53 %	-3pp	53 %	-3pp	+2pp
Present value of new business premiums (PVNBP)	**30,612**	28,737	7 %	28,436	8 %	
Gross operating free surplus generated from in-force insurance and asset management business notes (i)(ii)	**2,642**	2,740	(4)%	2,706	(2)%	
Net operating free surplus generated from insurance and asset management business notes (i)(ii)	**1,942**	2,007	(3)%	1,984	(2)%	
EEV operating profit notes (i)(iii)	**4,828**	4,546	6 %	4,522	7 %	
EEV operating profit, net of non-controlling interests	**4,671**	4,526	3 %	4,506	4 %	
Operating return on Group EEV (%) note (iv)	**12 %**	12 %				
Closing Group EEV equity, net of non-controlling interests	**44,218**	45,250	(2)%	44,707	(1)%	
Closing Group EEV equity, net of non-controlling interests per share (in cents)	**1,664¢**	1,643¢	1 %	1,623¢	3 %	

Notes

(i) Results are presented before deducting the amounts attributable to non-controlling interests. 2024 new business and operating results include the contribution from businesses classified as held for sale at 31 December 2024. Comparative 2023 results are as previously published. This presentation is applied consistently throughout this document, unless stated otherwise.

(ii) Stated before restructuring and IFRS 17 implementation costs, centrally incurred costs and eliminations.

(iii) EEV operating profit is stated after restructuring and IFRS 17 implementation costs, centrally incurred costs and eliminations.

(iv) Operating return on Group EEV is calculated as EEV operating profit for the year, after non-controlling interests, as a percentage of opening Group EEV excluding distribution rights and other intangibles. By definition Group EEV excludes goodwill. This differs from the definition previously applied, which has been updated to better compare with peers. Comparatives have been restated accordingly. See note II(ix) in the Additional information section.

(v) New business profit excluding economic impacts (and the movements therein) represents the amount of new business profit for 2024 calculated using economics (including interest rates) as at 31 December 2023 and average exchange rates for 2024. The percentage change excluding economics compares this amount to the new business profit in 2023, prepared using consistent average exchange rates for 2024, as described in the Strategic and operating review.

102

Basis of preparation The EEV Principles provide consistent definitions of the components of EEV, a framework for setting assumptions and an approach to the underlying methodology and disclosures. Results prepared under the EEV Principles represent the present value of the shareholders’ interest in the post-tax future profits (generally on a local statutory basis) expected to arise from the current book of insurance business, after sufficient allowance has been made for the aggregate risks in the business. The shareholders’ interest in the Group’s insurance business is the sum of the shareholders’ total net worth and the value of in-force business. The value of future new business is excluded from the embedded value. IFRS profit for insurance contracts largely reflects the level of services provided for a given period. Unearned future profits expected on those same insurance contracts are contained in a separate liability called the CSM. These future profits have been derived on a risk neutral basis (including an illiquidity premium), namely without allowing for the real-world investment returns that will be earned on the assets held. In contrast, EEV reflects all future profits, with no equivalent liability to the CSM, but values those profits on a risk-adjusted real-world basis, namely allowing for the future investment returns that are expected to be earned by the assets held but uses a higher discount rate that allows for the uncertainties in these cash flows. Both IFRS and EEV are updated annually for current interest rates and other economic assumptions. For the purposes of preparing EEV results, insurance joint ventures and associates are included at the Group’s proportionate share of their embedded value and not at their market value. Asset management and other non-insurance subsidiaries, joint ventures and associates are included in the EEV results at the Group’s proportionate share of IFRS shareholders’ equity, with central Group debt shown on a market value basis. Further information is contained in note 5 and note 6. Key features of the Group’s EEV methodology include: Economic assumptions The projected post-tax profits assume a level of future investment return and are discounted using a risk discount rate on a risk-adjusted real-world basis that allows for the uncertainties in these cash flows. Both the risk discount rate and the investment return assumptions are updated at each valuation date to reflect current market risk-free rates, such that changes in market risk-free rates impact all projected future cash flows at that valuation date. Risk-free rates, and hence investment return assumptions, are set by reference to current observable market data and hence fluctuate across valuation dates. Different products will be sensitive to different assumptions, for example, participating products or products with guarantees are likely to benefit disproportionately from higher assumed investment returns. Time value of financial options and guarantees Explicit quantified allowances are made for the time value of financial options and guarantees (TVOG), rather than implicit allowances within the risk discount rate. The TVOG is determined by weighting the probability of outcomes across a large number of different economic scenarios and is typically less applicable to health and protection business that generally contain more limited financial options or guarantees. At 31 December 2024, the TVOG is $(353) million (31 December 2023: $(290) million). The magnitude of the TVOG at 31 December 2024 would be approximately equivalent to a circa 7 basis points (31 December 2023: 6 basis points) increase in the weighted average risk discount rate. Allowance for risk in the risk discount rates Risk discount rates are set equal to the risk-free rate at the valuation date plus product-specific allowances for market and non-market risks. Risks that are explicitly captured elsewhere, such as via the TVOG, are not included in the risk discount rates. The allowance for market risk is based on a product-by-product assessment of the sensitivity of shareholder cash flows to varying market returns. This approach reflects the inherent market risk in each product group and results in lower risk discount rates for products where the majority of shareholder profit is uncorrelated to market risk and appropriately higher risk discount rates for products where there is greater market exposure for shareholders. For example: – For health and protection products, which represent 48 per cent of the value of in-force business (31 December 2023: 51 per cent) and 41 per cent of new business profit (31 December 2023: 40 per cent), the major sources of shareholder profits are underwriting profits or fixed shareholder charges, which have low market risk sensitivity. The proportion of health and protection business varies with interest rates as well as the mix of business sold in the current period. – The construct of UK-style with-profits or similar participating funds in some business units, representing 31 per cent of the value of in-force (31 December 2023: 27 per cent) and 15 per cent of new business profit (31 December 2023: 14 per cent), reduce the market volatility of both policyholder and shareholder cash flows due to smoothed bonus declarations and for some markets the presence of an estate. Accordingly, 79 per cent of the value of in-force (31 December 2023: 78 per cent) is products with low market risk sensitivity and this is reflected in the overall risk discount rate. – For unit-linked products where fund management charges fluctuate with the investment return, a portion of the profits will typically be more sensitive to market risk due to the higher proportion of equity-type assets in the investment portfolio resulting in a higher risk discount rate. This business represents 13 per cent of the value of in-force (31 December 2023: 13 per cent) and 5 per cent of the value of new business profit (31 December 2023: 4 per cent), which limits the impact on the overall risk discount rate. – The remaining parts of the business, 8 per cent of the value of in-force business (31 December 2023: 9 per cent) and 39 per cent of the value of new business (31 December 2023: 42 per cent), relate to other products not covered by the above. – The allowance for non-market risk comprises a base group-wide allowance of 50 basis points plus additional allowances for emerging market risk where appropriate. At 31 December 2024, the total allowance for non-market risk is equivalent to a$(3.0) billion (31 December 2023: $(3.0) billion) reduction, or around (7) per cent (31 December 2023: (7) per cent) of the embedded value. 103

Movement in Group EEV equity

	Note	2024 $m Insurance and asset management operations	2024 $m Other (central) operations	2024 $m Group total	2023 $m Group total
New business profit	1	3,078	–	3,078	3,125
Profit from in-force business	2	2,095	–	2,095	1,779
Insurance business		5,173	–	5,173	4,904
Asset management business		275	–	275	254
Operating profit from insurance and asset management businesses		5,448	–	5,448	5,158
Other expenditure		–	(423)	(423)	(420)
Operating profit (loss) before restructuring and IFRS 17 implementation costs		5,448	(423)	5,025	4,738
Restructuring and IFRS 17 implementation costs		(49)	(148)	(197)	(192)
Operating profit (loss) for the year		5,399	(571)	4,828	4,546
Short-term fluctuations in investment returns	2	(32)	229	197	(70)
Effect of changes in economic assumptions	2	(1,971)	–	(1,971)	(589)
Loss attaching to corporate transactions		(150)	–	(150)	(22)
Mark-to-market value movements on core structural borrowings	6	–	(43)	(43)	(153)
Non-operating results		(2,153)	186	(1,967)	(834)
Profit (loss) for the year		3,246	(385)	2,861	3,712
Non-controlling interests' share of profit		(104)	–	(104)	(20)
Profit (loss) for the year attributable to equity holders of the Company		3,142	(385)	2,757	3,692
Foreign exchange movements		(610)	(29)	(639)	(134)
Intra-group dividends and investment in operations [note (i)]		(1,366)	1,366	–	–
Dividends, net of scrip dividends		–	(552)	(552)	(533)
Adjustment to non-controlling interest for Malaysia conventional life business [note (ii)]		(1,732)	29	(1,703)	–
New share capital subscribed		–	–	–	4
Share repurchases/buybacks [note (iii)]			(878)	(878)	–
Other equity movements [note (iv)]		169	(186)	(17)	37
Net (decrease) increase in Group EEV equity		(397)	(635)	(1,032)	3,066
Group EEV equity at beginning of year		42,958	2,292	45,250	42,184
Group EEV equity at end of year		42,561	1,657	44,218	45,250
Contribution to Group EEV equity:					
At end of year					
Insurance business	2	41,134	–	41,134	41,528
Asset management and other	5	691	1,657	2,348	2,955
Group EEV		41,825	1,657	43,482	44,483
Goodwill attributable to equity holders		736	–	736	767
Group EEV equity at end of year		42,561	1,657	44,218	45,250
At beginning of year					
Insurance business	2	41,528	–	41,528	38,857
Asset management and other	5	663	2,292	2,955	2,565
Group EEV		42,191	2,292	44,483	41,422
Goodwill attributable to equity holders		767	–	767	762
Group EEV equity at beginning of year		42,958	2,292	45,250	42,184

104

Movement in Group EEV equity continued

Group EEV equity per share (in cents) note (v)	2024 Insurance and asset management operations	2024 Other (central) operations	2024 Group total	2023 Group total
At end of year:				
Based on Group EEV (ie excluding goodwill attributable to equity holders)	**1,574¢**	**62¢**	**1,636¢**	1,615¢
Based on Group EEV equity at end of year	**1,602¢**	**62¢**	**1,664¢**	1,643¢
At beginning of year:				
Based on Group EEV (ie excluding goodwill attributable to equity holders)	**1,532¢**	**83¢**	**1,615¢**	1,507¢
Based on Group EEV equity at beginning of year	**1,560¢**	**83¢**	**1,643¢**	1,534¢

EEV equity per share, before non-controlling interests (in cents) note (vi)	2024 Group total	2023 Group total
At end of year		
Group EEV equity	**44,218**	45,250
Non-controlling interests	**2,069**	203
Group EEV equity before non-controlling interests	**46,287**	45,453
Based on Group EEV equity, before non-controlling interests	**1,741¢**	1,650¢

EEV basis basic earnings per share note (vi)	2024 Before non-controlling interests $m	2024 After non-controlling interests $m	2024 Basic earnings per share cents	2023 Basic earnings per share cents
Based on operating profit	**4,828**	**4,671**	**172.0¢**	165.1¢
Based on profit for the year	**2,861**	**2,757**	**101.5¢**	134.7¢

Notes

(i) Intra-group dividends represent dividends that have been paid in the year. Investment in operations reflects movements in share capital.

(ii) The adjustment to non-controlling interest arises from our Malaysia life entity, Prudential Assurance Malaysia Berhad (PAMB). See note 1 for further details.

(iii) The Company completed share repurchases to offset the dilution from both the vesting of awards under employee and agent share schemes in January and June, and the scrip dividend programme in November 2024. The Company also commenced its share buyback programme in June 2024. Further details are provided in note C8 of the IFRS consolidated financial statements.

(iv) Other movements include reserve movements in respect of share-based payments, treasury shares and intra-group transfers between operations that have no overall effect on the Group's EEV equity.

(v) Based on the number of issued shares at 31 December 2024 of 2,658 million shares (31 December 2023: 2,754 million shares).

(vi) Based on weighted average number of issued shares of 2,715 million shares in 2024, (2023: 2,741 million shares), which excludes those held in employee share trusts.

105

Movement in Group free surplus

Operating free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and for our life operations is generally based on (with adjustments as discussed below) the capital regimes that apply locally in the various jurisdictions in which the Group operates. It represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the year. For insurance business, free surplus is generally based on (with adjustments including recognition of certain intangibles and other assets that may be inadmissible on a regulatory basis) the excess of the regulatory basis net assets (EEV total net worth) over the EEV capital required to support the covered business. Adjustments are also made to enable free surplus to be a better measure of shareholders' resources available for distribution. For shareholder-backed businesses, the level of EEV required capital has been based on the Group Prescribed Capital Requirements (GPCR) used in our GWS (Group Wide Supervision) reporting as set out in note 7.1(e).

For asset management and other non-insurance business operations (including the Group's central operations), free surplus is taken to be IFRS shareholders' equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime. A reconciliation of EEV free surplus to the GWS shareholder capital surplus over group minimum capital requirements is also set out in note I(i) of the Additional financial information.

		2024 $m			2023 $m
	Note	Insurance and asset management operations	Other (central) operations	Group total	Group total note (i)
Expected transfer from in-force business		**2,375**	**–**	**2,375**	2,635
Expected return on existing free surplus		**291**	**–**	**291**	234
Changes in operating assumptions and experience variances		**(299)**	**–**	**(299)**	(383)
Operating free surplus generated from in-force insurance business		**2,367**	**–**	**2,367**	2,486
Investment in new business note (i)	2	**(700)**	**–**	**(700)**	(733)
Insurance business	2	**1,667**	**–**	**1,667**	1,753
Asset management business		**275**	**–**	**275**	254
Operating free surplus generated from insurance and asset management businesses		**1,942**	**–**	**1,942**	2,007
Other expenditure		**–**	**(423)**	**(423)**	(420)
Restructuring and IFRS 17 implementation costs		**(49)**	**(148)**	**(197)**	(192)
Operating free surplus generated		**1,893**	**(571)**	**1,322**	1,395
Non-operating free surplus generated note (ii)		**136**	**229**	**365**	(223)
Free surplus generated for the year		**2,029**	**(342)**	**1,687**	1,172
Net cash flows paid to parent company note (iii)		**(1,383)**	**1,383**	**–**	–
Dividends, net of scrip dividends		**–**	**(552)**	**(552)**	(533)
Foreign exchange movements		**(112)**	**(29)**	**(141)**	(24)
New share capital subscribed		**–**	**–**	**–**	4
Share repurchases/buybacks		**–**	**(878)**	**(878)**	–
Other equity movements		**184**	**(203)**	**(19)**	37
Net increase (decrease) in free surplus before non-controlling interests and before debt redemption		**718**	**(621)**	**97**	656
Debt redemption		**–**	**–**	**–**	(421)
Net increase (decrease) in free surplus before non-controlling interests		**718**	**(621)**	**97**	235
Adjustment to non-controlling interest for Malaysia conventional life business		**(190)**	**29**	**(161)**	–
Non-controlling interests' share of free surplus generated		**(33)**	**–**	**(33)**	(9)
Balance at beginning of year		**6,807**	**5,648**	**12,455**	12,229
Balance at end of year		**7,302**	**5,056**	**12,358**	12,455
Representing:					
Free surplus excluding distribution rights and other intangibles		**6,226**	**2,378**	**8,604**	8,518
Distribution rights and other intangibles		**1,076**	**2,678**	**3,754**	3,937
Balance at end of year		**7,302**	**5,056**	**12,358**	12,455

106

Movement in Group free surplus continued 2024 $m 2023 $m Contribution to Group free surplus: Note Insurance and asset management operations Other (central) operations Group total Group total At end of year: Insurance business 2 6,611 – 6,611 6,144 Asset management and other businesses 691 5,056 5,747 6,311 Total at end of year 7,302 5,056 12,358 12,455 At beginning of year: Insurance business 2 6,144 – 6,144 6,035 Asset management and other businesses 663 5,648 6,311 6,194 Total at beginning of year 6,807 5,648 12,455 12,229 Notes (i) Free surplus invested in new business primarily represents acquisition costs and amounts set aside for required capital. (ii) Non-operating free surplus generated for other (central) operations represents the post-tax IFRS basis short-term fluctuations in investment returns, the movement in the mark-to-market value adjustment on core structural borrowings that did not meet the qualifying conditions as set out in the Insurance (Group Capital) Rules and loss on corporate transactions for other entities. (iii) Net cash flows to parent company reflect the cash remittances as included in the holding company cash flow at transaction rates. The difference to the intra-group dividends and investment in operations in the movement in EEV Group equity primarily relates to intra-group loans, foreign exchange movements and other non-cash items. 107

Notes on the EEV basis results

1 Analysis of new business profit and EEV for insurance business operations

	2024					
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing Group EEV
	$m	$m	$m	%	%	$m
	note (i)					
Mainland China (Prudential's share)	111	464	1,584	24%	7%	2,596
Hong Kong	1,438	2,063	11,502	70%	13%	17,882
Indonesia	145	262	1,136	55%	13%	1,487
Malaysia	160	406	1,918	39%	8%	4,112
Singapore	557	870	5,846	64%	10%	8,823
Growth markets and other	667	2,137	8,626	31%	8%	8,177
Non-controlling interests' share of embedded value note (ii)						(1,943)
Total insurance business	3,078	6,202	30,612	50%	10%	41,134

	2023 (AER)					
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing Group EEV
	$m	$m	$m	%	%	$m
	note (i)					
Mainland China (Prudential's share)	222	534	2,020	42%	11%	3,038
Hong Kong	1,411	1,966	10,444	72%	14%	17,702
Indonesia	142	277	1,136	51%	13%	1,509
Malaysia	167	384	1,977	43%	8%	3,709
Singapore	484	787	5,354	61%	9%	7,896
Growth markets and other	699	1,928	7,806	36%	9%	7,734
Non-controlling interests' share of embedded value						(60)
Total insurance business	3,125	5,876	28,737	53%	11%	41,528

	2023 (CER)					
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing Group EEV
	$m	$m	$m	%	%	$m
Mainland China (Prudential's share)	219	525	1,989	42%	11%	2,951
Hong Kong	1,416	1,972	10,479	72%	14%	17,794
Indonesia	137	266	1,092	52%	13%	1,444
Malaysia	166	383	1,971	43%	8%	3,811
Singapore	486	791	5,381	61%	9%	7,635
Growth markets and other	669	1,850	7,524	36%	9%	7,435
Non-controlling interests' share of embedded value						(51)
Total insurance business	3,093	5,787	28,436	53%	11%	41,019

EEV new business profit reflects the value of expected future profits from the new business sold in the year and is a measure used by Prudential to assess profitability of the new business written. Explanations of changes in new business profitability is contained in the Group Strategic and operating review. Information on the Group's operating experience variances on the in-force business is shown in note 2.

108

Notes

(i) The movement in new business profit from insurance business operations is analysed as follows:

	$m
2023 new business profit	3,125
Foreign exchange movement	**(32)**
Sales volume	**222**
Effect of changes in interest rates and other economic assumptions	**(362)**
Business mix, product mix and other items	**125**
2024 new business profit	**3,078**

(ii) The Group holds 51 per cent of the ordinary shares of the holding company of Prudential Assurance Malaysia Berhad, or PAMB, which is its conventional life insurance business in Malaysia. Detik Ria Sdn Bhd ('Detik Ria') holds the other 49 per cent. There was an agreement between the Group and Detik Ria that allowed the Group to acquire from Detik Ria its 49 per cent shareholding. In 2008, Detik Ria exercised the put option for which it received payments in accordance with the agreement. Following the Federal Court of Malaysia decision on 30 July 2024, the Group has not changed the ongoing consolidation of the business of PAMB, which remains a subsidiary controlled by the Group, but the Group has, in the 2024 financial statements, reflected a 49 per cent non-controlling interest instead of the previously consolidated 100 per cent economic interest. The Federal Court of Malaysia also directed Detik Ria to return the consideration payments it has previously received from the Group of circa $29 million, which includes interest. The non-controlling interest at 31 December 2024 was $1,935 million comprising $1,732 million at 1 January 2024 and $203 million in respect of the movement in 2024.

2 Analysis of movement in net worth and value of in-force business for insurance business operations

	2024 $m					2023 $m
	Free surplus	Required capital	Net worth	Value of in-force business	Embedded value note (a)	Embedded value note (a)
Balance at beginning of year	**6,144**	**5,984**	**12,128**	**29,400**	**41,528**	38,857
New business contribution	**(700)**	**716**	**16**	**3,062**	**3,078**	3,125
Existing business – transfer to net worth	**2,375**	**(235)**	**2,140**	**(2,140)**	**–**	–
Expected return on existing business note (b)	**291**	**283**	**574**	**1,791**	**2,365**	2,122
Changes in operating assumptions, experience variances and other items note (c)	**(299)**	**(47)**	**(346)**	**76**	**(270)**	(343)
Operating profit before restructuring and IFRS 17 implementation costs	**1,667**	**717**	**2,384**	**2,789**	**5,173**	4,904
Restructuring and IFRS 17 implementation costs	**(21)**	**–**	**(21)**	**–**	**(21)**	(55)
Operating profit	**1,646**	**717**	**2,363**	**2,789**	**5,152**	4,849
Non-operating result note (d)	**140**	**(38)**	**102**	**(2,212)**	**(2,110)**	(651)
Profit for the year	**1,786**	**679**	**2,465**	**577**	**3,042**	4,198
Non-controlling interests share of profit	**(26)**	**5**	**(21)**	**(92)**	**(113)**	(13)
Profit for the year attributable to equity holders of the Company	**1,760**	**684**	**2,444**	**485**	**2,929**	4,185
Foreign exchange movements	**(92)**	**(36)**	**(128)**	**(452)**	**(580)**	(136)
Intra-group dividends and investment in operations	**(1,177)**	**(40)**	**(1,217)**	**40**	**(1,177)**	(1,502)
Adjustment to non-controlling interest for Malaysia conventional life business	**(190)**	**(182)**	**(372)**	**(1,360)**	**(1,732)**	–
Other equity movements note (e)	**166**	**–**	**166**	**–**	**166**	124
Balance at end of year	**6,611**	**6,410**	**13,021**	**28,113**	**41,134**	41,528

(a) Total embedded value

The total embedded value for insurance business operations at the end of each year, excluding goodwill attributable to equity holders, can be analysed further as follows:

	31 Dec 2024 $m	31 Dec 2023 $m
Free surplus	**6,611**	6,144
Required capital	**6,410**	5,984
Net worth	**13,021**	12,128
Value of in-force business before deduction of cost of capital and time value of options and guarantees	**29,150**	30,436
Cost of capital	**(684)**	(746)
Time value of options and guarantees note	**(353)**	(290)
Net value of in-force business	**28,113**	29,400
Embedded value	**41,134**	41,528

Note

The time value of options and guarantees (TVOG) arises from the variability of economic outcomes in the future and is, where appropriate, calculated as the difference between an average outcome across a range of economic scenarios, calibrated around a central scenario, and the outcome from the central economic scenario, as described in note 7.1(d). At 31 December 2024, the TVOG is $(353) million with the substantial majority arising in Hong Kong.

109

(b) Expected return on existing business

The expected return on existing business comprises the expected unwind of discounting effects on the opening value of in-force business and required capital (after allowing for updates to economic and operating assumptions) and the expected return on existing free surplus, as described in note 7.2(c). The movement in this amount compared to the prior year from insurance business operations is analysed as follows:

	$m
2023 expected return on existing business	2,122
Foreign exchange movement	**(23)**
Effect of changes in interest rates and other economic assumptions	**42**
Growth in opening value of in-force business and other items	**224**
2024 expected return on existing business	**2,365**

(c) Changes in operating assumptions, experience variances and other items

Overall, the total impact of operating assumption changes, experience variances and other items in 2024 was $(270) million (2023: $(343) million), comprising changes in operating assumptions of $82 million in 2024 (2023: $85 million) and experience variances and other items of $(352) million (2023: $(428) million).

(d) Non-operating results

The EEV non-operating result from insurance business operations can be summarised as follows:

	2024 $m	2023 $m
Short-term fluctuations in investment returns note (i)	**(32)**	(62)
Effect of change in economic assumptions note (ii)	**(1,971)**	(589)
Loss attaching to corporate transactions note (iii)	**(107)**	–
Non-operating results	**(2,110)**	(651)

Notes

(i) Short-term fluctuations in investment returns of $(32) million mainly reflect higher than expected equity returns in some regions broadly offset by bond losses from increases in interest rates in most Asia markets during the year.

(ii) The level of effect of changes in economic assumptions will vary depending on the movements in interest rates in the period and the consequent impacts on fund earned rates and risk discount rates will vary between businesses and products. In 2024, the negative impact of $(1,971) million is primarily driven by falling interest rates in China and the consequent fall in fund earned rates and rising interest rates in Hong Kong where the effect of the increase in risk discount rates dominates.

(iii) Loss attaching to corporate transactions in 2024 mainly related to the held for sale businesses (further details are provided in note C1.2 of the IFRS consolidated financial statements).

(e) Other equity movements

Other equity movements include reserve movements in respect of intra-group loans and other intra-group transfers between operations that have no overall effect on the Group's EEV equity.

3 Sensitivity of results for insurance business operations

(a) Sensitivity analysis – economic assumptions

The tables below show the sensitivity of the new business profit and the embedded value for insurance business operations to:

- 1 per cent and 2 per cent increases in interest rates and 0.5 per cent decrease in interest rates. This allows for consequential changes in the assumed investment returns for all asset classes, market values of fixed interest assets, local statutory reserves, capital requirements and risk discount rates (but excludes changes in the allowance for market risk);
- 1 per cent rise in equity and property yields;
- 1 per cent and 2 per cent increases in the risk discount rates. The main driver for changes in the risk discount rates from period to period is changes in interest rates, the impact of which is expected to be partially offset by a corresponding change in assumed investment returns, the effect of which is not included in the risk discount rate sensitivities. The impact of higher investment returns can be approximated as the difference between the sensitivity to increases in interest rates and the sensitivity to increases in risk discount rates;
- For embedded value only, 20 per cent fall in the market value of equity and property assets; and
- For embedded value only, holding the group minimum capital requirements (GMCR) under the GWS Framework in contrast to EEV required capital based on the group prescribed capital requirements (GPCR). This reduces the level of capital and therefore the level of charge deducted from the embedded value for the cost of locked-in required capital, which has the effect of increasing EEV.

The sensitivities shown below are for the impact of instantaneous and permanent changes (with no trending or mean reversion) on the embedded value of insurance business operations and include the combined effect on the value of in-force business and net assets (including derivatives within the insurance operations) held at the valuation dates indicated. The results only allow for limited management actions, such as repricing and changes to future policyholder bonuses, where applicable. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown below. In this case, management could also take additional actions to help mitigate the impact of these stresses. No change in the mix of the asset portfolio held at the valuation date is assumed when calculating sensitivities, while changes in the market value of those assets are recognised. The sensitivity impacts are expected to be non-linear. To aid understanding of this non-linearity, impacts of both a 1 per cent and 2 per cent increase to interest rates and risk discount rates are shown.

If the changes in assumptions shown in the sensitivities were to occur, the effects shown below would be recorded within two components of the profit analysis for the following period, namely the effect of changes in economic assumptions and short-term fluctuations in investment returns. In addition to the sensitivity effects shown below, the other components of the profit for the following period would be calculated by reference to the altered assumptions at the end of that period, for example, new business profit and expected return on existing business are calculated with reference to end of period economic assumptions.

110

New business profit from insurance business	2024 $m	2023 $m
Base value*	**3,078**	3,125
Impact from alternative economic assumptions:		
Interest rates and consequential effects – 2% increase	**(64)**	(175)
Interest rates and consequential effects – 1% increase	**(34)**	(88)
Interest rates and consequential effects – 0.5% decrease	**2**	35
Equity/property yields – 1% rise	**117**	139
Risk discount rates – 2% increase	**(851)**	(917)
Risk discount rates – 1% increase	**(478)**	(529)

New business profit sensitivities vary with changes in business mix and APE sales volumes.

Embedded value of insurance business	31 Dec 2024 $m	31 Dec 2023 $m
Base value*	**41,134**	41,528
Impact from alternative economic assumptions:		
Interest rates and consequential effects – 2% increase	**(4,022)**	(4,154)
Interest rates and consequential effects – 1% increase	**(2,079)**	(2,172)
Interest rates and consequential effects – 0.5% decrease	**1,070**	1,133
Equity/property yields – 1% rise	**1,965**	1,856
Equity/property market values – 20% fall	**(2,120)**	(1,863)
Risk discount rates – 2% increase	**(7,991)**	(8,015)
Risk discount rates – 1% increase	**(4,500)**	(4,516)
Group minimum capital requirements	**110**	117

* Embedded value includes Africa operations. In the context of the Group, Africa's results are not materially impacted by the above sensitivities.

Interest rates and consequential effects include offsetting impacts that are sensitive to economics and the net impact can therefore change from period to period depending on the current level of interest rates.

- For a 1 per cent increase in assumed interest rates, the $(2,079) million negative effect comprises a $(4,500) million negative impact of increasing the risk discount rate by 1 per cent, partially offset by a $2,421 million benefit from assuming 1 per cent higher investment returns.
- Similarly, for a 2 per cent increase in assumed interest rates the $(4,022) million negative effect comprises a $(7,991) million negative impact of increasing the risk discount rates by 2 per cent, partially offset by a $3,969 million benefit from higher assumed investment returns.
- Finally, for a 0.5 per cent decrease in assumed interest rates, there would be a $1,070 million positive effect reflecting the benefit of a 0.5 per cent reduction in risk discount rates being partially offset by lower assumed investment returns.

In order to illustrate the impact of varying specific economic assumptions, all other assumptions are held constant in the sensitivities above and, therefore, the actual changes in embedded value, were these economic effects to materialise, may differ from the sensitivities shown.

(b) Sensitivity analysis – non-economic assumptions

The tables below show the sensitivity of the new business profit and the embedded value for insurance business operations to:

- 10 per cent proportionate decrease in maintenance expenses (for example, a 10 per cent sensitivity on a base assumption of $10 per annum would represent an expense assumption of $9 per annum);
- 10 per cent proportionate decrease in lapse rates (for example, a 10 per cent sensitivity on a base assumption of 5.0 per cent would represent a lapse rate of 4.5 per cent per annum); and
- 5 per cent proportionate decrease in base mortality (ie increased longevity) and morbidity rates.

New business profit from insurance business

	2024 $m	2023 $m
New business profit	**3,078**	3,125
Maintenance expenses – 10% decrease	**58**	61
Lapse rates – 10% decrease	**196**	212
Mortality and morbidity – 5% decrease	**155**	114

Embedded value of insurance business

	31 Dec 2024 $m	31 Dec 2023 $m
Embedded value	**41,134**	41,528
Maintenance expenses – 10% decrease	**405**	440
Lapse rates – 10% decrease	**1,748**	1,806
Mortality and morbidity – 5% decrease	**1,569**	1,514

111

4 Expected transfer of value of in-force business and required capital to free surplus for insurance business operations on a discounted basis

The table below shows how the value of in-force business (VIF) and the associated required capital for insurance business operations are projected as emerging into free surplus over future years. Cash flows are projected on a deterministic basis and are discounted at the appropriate risk discount rate. The modelled cash flows use the same methodology underpinning the Group's EEV reporting and so are subject to the same assumptions and sensitivities. It includes 100 per cent of the Group's Malaysia conventional life business. See note I(v) of the Additional financial information for further detail.

	Total expected	Expected period of conversion of future post-tax distributable earnings and required capital flows to free surplus at 31 Dec					
	Emergence	1–5 years	6–10 years	11–15 years	16–20 years	21–40 years	40+ years
2024 ($m)	**36,270**	**10,895**	**6,910**	**5,002**	**3,740**	**7,464**	**2,259**
(%)	**100 %**	**30 %**	**19 %**	**14 %**	**10 %**	**21 %**	**6 %**
2023 ($m)	35,223	9,897	6,744	4,884	3,749	7,590	2,359
(%)	100 %	28 %	19 %	14 %	11 %	21 %	7 %

The required capital and value of in-force business for insurance business operations can be reconciled to the total discounted emergence of future free surplus shown above as follows:

	31 Dec 2024 $m	31 Dec 2023 $m
Required capital note 2	**6,410**	5,984
Value of in-force business (VIF) note 2	**28,113**	29,400
Other items*	**1,747**	(161)
Insurance business operations	**36,270**	35,223

* Other items' includes the impact of the TVOG and amounts incorporated into VIF where there is no definitive time frame for when the payments will be made or receipts received. These items are excluded from the expected free surplus generation profile above. In 2024, it also includes the non-controlling interest in the Group's Malaysia conventional life business.

5 EEV basis results for other (central) operations

EEV results for other income and expenditure represent the post-tax IFRS results for other (central) operations before restructuring and IFRS 17 implementation costs. The results mainly include interest costs on core structural borrowings and corporate expenditure for head office functions in London and Hong Kong that are not recharged or allocated to the insurance and asset management business.

Certain costs incurred within the head office functions are recharged to the insurance business operations and recorded within the results for those operations. The assumed future expenses within the value of in-force business for insurance business operations allow for amounts expected to be recharged by the head office functions on a recurring basis. Other costs that are not recharged to the insurance business operations are shown as part of other income and expenditure for the current period and are not included within the projection of future expenses for in-force insurance business.

In line with the EEV Principles, the allowance for the future costs of internal asset management services within the EEV results for insurance business operations excludes the projected future profits generated by any non-insurance entities within the Group in providing those services (ie the EEV for insurance business operations includes the projected future profit or loss from asset management and service companies that support the Group's covered insurance businesses). The results of the Group's asset management operations include the current period profit from the management of both internal and external funds, consistent with their presentation within the Group's IFRS basis reporting. An adjustment is accordingly made to Group EEV operating profit, within the results for other (central) operations, to deduct the expected profit anticipated to arise in the current period in the opening value of in-force business from internal asset management services, such that Group EEV operating profit includes the actual profit earned in respect of the management of these assets. Following the implementation of IFRS 17, a similar adjustment is made in IFRS to eliminate the intra-group profit within the results of central operations.

The Group EEV equity for other operations is taken to be IFRS shareholders' equity, with central Group debt shown on a market value basis. Free surplus for other operations is taken to be IFRS shareholders' equity, net of any goodwill attributable to equity holders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime. Under the GWS framework, debt instruments issued at the date of designation which met the transitional conditions set by the Hong Kong IA are included as GWS eligible group capital resources. In addition, debt issued since the date of designation that met the qualifying conditions as set out in the Insurance (Group Capital) Rules are also included as GWS eligible group capital resources.

Shareholders' equity for other (central) operations can be compared across metrics as shown in the table below.

	2024 $m	2023 $m
IFRS shareholders' equity	**1,426**	2,018
Mark-to-market value adjustment on central borrowings note 6	**231**	274
Group EEV equity	**1,657**	2,292
Debt instruments treated as capital resources	**3,399**	3,356
Free surplus at end of year	**5,056**	5,648

112

6 Net core structural borrowings of shareholder-financed businesses

	31 Dec 2024 $m			31 Dec 2023 $m		
	IFRS basis	Mark-to -market value adjustment	EEV basis at market value	IFRS basis	Mark-to -market value adjustment	EEV basis at market value
	note (ii)	note (iii)		note (ii)	note (iii)	
Holding company cash and short-term investments note (i)	**(2,916)**	**–**	**(2,916)**	(3,516)	–	(3,516)
Central borrowings:						
Subordinated debt	**2,289**	**(141)**	**2,148**	2,297	(205)	2,092
Senior debt	**1,636**	**(90)**	**1,546**	1,636	(69)	1,567
Total central borrowings	**3,925**	**(231)**	**3,694**	3,933	(274)	3,659
Net core structural borrowings of shareholder-financed businesses	**1,009**	**(231)**	**778**	417	(274)	143

Notes

(i) Holding company includes centrally managed Group holding companies and service companies.

(ii) As recorded in note C5.1 of the IFRS consolidated financial statements.

(iii) The movement in the value of core structural borrowings includes redemptions in the year and foreign exchange effects for pound sterling denominated debts. The movement in the mark-to-market value adjustment can be analysed as follows:

	2024 $m	2023 $m
Mark-to-market value adjustment at beginning of year	**(274)**	(427)
Charge included in the income statement	**43**	153
Mark-to-market value adjustment at end of year	**(231)**	(274)

7 Methodology and accounting presentation

7.1 Methodology

(a) Covered business

The EEV basis results for the Group are prepared for 'covered business' as defined by the EEV Principles. Covered business represents the Group's insurance business (including the Group's investments in joint venture and associate insurance business operations), for which the value of new and in-force contracts is attributable to shareholders.

The EEV results for the Group's covered business are then combined with the post-tax IFRS results of the Group's asset management and other business operations (including interest costs on core structural borrowings and corporate expenditure for head office functions that is not recharged or allocated to the insurance business operations), with an adjustment to deduct the unwind of expected margins on the internal management of the assets of the covered business. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management, as described in note (g) below.

(b) Valuation of in-force and new business

The EEV basis results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, persistency, mortality, morbidity and expenses, as described in note 8.3. These assumptions are used to project future cash flows. The present value of the projected future cash flows is then calculated using a discount rate, as shown in note 8.1, which reflects both the time value of money and all other non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

The total profit that emerges over the lifetime of an individual contract as calculated under the EEV basis is the same as that calculated under the IFRS basis. Since the EEV basis reflects discounted future cash flows, under the EEV methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profit with the efforts and risks of current management actions, particularly with regard to business sold during the period.

New business

In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing regular and single premium business as set out in the Group's new business sales reporting. New business premiums reflect those premiums attaching to the covered business, including premiums for contracts classified as investment contracts under IFRS 17. New business premiums for regular premium products are shown on an annualised basis.

New business profitability is a key metric for the Group's management of the development of the business. New business profit represents profit determined by applying operating and economic assumptions as at the end of the period. In addition, new business margins are shown by reference to annual premium equivalent (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of regular premiums on new business written in the period and one-tenth of single premiums. PVNBP is calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions made in determining the EEV new business profit.

113

(c) Cost of capital A charge is deducted from the embedded value for the cost of locked-in required capital supporting the Group’s insurance business. The cost is the difference between the nominal value of the capital held and the discounted value of the projected releases of this capital, allowing for post-tax investment earnings on the capital. The EEV results are affected by the movement in this cost from period to period, which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off. Where required capital is held within a with-profits long-term fund, the value placed on surplus assets within the fund is already adjusted to reflect its expected release over time and so no further adjustment to the shareholder position is necessary. (d) Financial options and guarantees Nature of financial options and guarantees Participating products, principally written in Mainland China, Hong Kong, Malaysia, Singapore and Taiwan, have both guaranteed and non-guaranteed elements. These products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses: regular and final. Regular bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular products. Final bonuses are guaranteed only until the next bonus declaration. There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole-of-life contracts with floor levels of policyholder benefits that typically accrue at rates set at inception and do not vary subsequently with market conditions. Similar to participating products, the policyholder charges incorporate an allowance for the cost of providing these guarantees, which, for certain whole-of-life products in Hong Kong, remains constant throughout varying economic conditions, rather than reducing as the economic environment improves and vice versa. Time value The value of financial options and guarantees comprises the intrinsic value (arising from a deterministic valuation on best estimate assumptions) and the time value (arising from the variability of economic outcomes in the future). Where appropriate (ie where financial options and guarantees are explicitly valued under the EEV methodology), a full stochastic valuation has been undertaken to determine the time value of financial options and guarantees. The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historical market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, such as separate modelling of individual asset classes with an allowance for correlations between various asset classes. Details of the key characteristics of each model are given in note 8.2. In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to, investment allocation decisions, levels of regular and final bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions. In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options available to management. (e) Level of required capital and net worth In adopting the EEV Principles, Prudential has based required capital on the applicable local statutory regulations, including any amounts considered to be required above the local statutory minimum requirements to satisfy regulatory constraints. For shareholder-backed businesses, the level of required capital has been based on the GPCR. – For Mainland China, the level of required capital follows the approach for embedded value reporting issued by the China Association of Actuaries (CAA) reflecting the C-ROSS regime. The CAA has started a project to assess whether any changes are required to the embedded value guidance in the Chinese Mainland given changes in regulatory rules, regulations and the external market environment since the standard was first issued. To date, no outcomes have been proposed by the CAA and Prudential has made no change to its EEV basis for Mainland China in 2024. At such time that there is a new basis, Prudential will consider the effect of proposals. – For Hong Kong, the HK RBC framework requires liabilities to be valued on a best estimate basis and capital requirements to be risk based. Adjustments are made to EEV free surplus to better reflect how the business is managed. For example, EEV free surplus excludes regulatory surplus that arises where HK RBC technical provisions are lower than policyholder asset shares. In addition, for participating business, the HK RBC regime recognises the value of future shareholder transfers on an economic basis as available capital with an associated required capital. Within EEV, the shareholder value of participating business continues to be recognised as VIF with no recognition within free surplus and no associated required capital. – For Singapore life operations, the level of net worth and required capital is based on the Tier 1 capital position under the risk-based capital framework (RBC2), which removes certain negative reserves permitted to be recognised in the full RBC2 regulatory position applicable to the Group’s GWS capital position, in order to better reflect free surplus and its generation. (f) With-profits business and the treatment of the estate For the Group’s relevant operations, the proportion of surplus allocated to shareholders from the with-profits funds has been based on the applicable profit distribution between shareholders and policyholders. The EEV methodology includes the value attributed to the shareholders’ interest in the residual estate of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. As required, adjustments are also made to reflect any capital requirements for with-profits business in excess of the capital resources of the with-profits funds. 114

(g) Internal asset management In line with the EEV Principles, the insurance business EEV includes the projected future profit from asset management and service companies that support the Group’s covered insurance businesses. The results of the Group’s asset management business operations include the current period profit from the management of both internal and external funds. Group EEV equity basis other income and expenditure is adjusted to deduct the expected profit anticipated to arise in the current period in the opening VIF from internal asset management and other services. This deduction is on a basis consistent with that used for projecting the results for covered insurance business. Accordingly, Group operating profit includes the actual profit earned in respect of the management of these assets. (h) Allowance for risk and risk discount rates Under the EEV Principles, discount rates used to determine the present value of expected future cash flows are set by reference to risk-free rates plus a risk margin. – The risk-free rates are largely based on local government bond yields at the valuation date and are assumed to remain constant and do not revert to longer-term rates over time. – The risk margin reflects any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. In order to better reflect differences in relative market risk volatility inherent in each product group, Prudential sets the risk discount rates to reflect the expected volatility associated with the expected future shareholder cash flows for each product group in the embedded value model, rather than at a Group level. Where financial options and guarantees are explicitly valued under the EEV methodology, risk discount rates exclude the effect of these product features. The risk margin represents the aggregate of the allowance for market risk and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable. Market risk allowance The allowance for market risk represents the beta multiplied by the equity risk premium. The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product-specific cash flows. These are determined by considering how the profit from each product is affected by changes in expected returns across asset classes. By converting this into a relative rate of return, it is possible to derive a product-specific beta. This approach contrasts with a top-down approach to market risk where the risks associated with each product are not directly reflected in the valuation basis. The Group’s methodology allows for credit risk in determining the best estimate returns and through the market risk allowance, which covers expected long-term defaults, a credit risk premium (to reflect the volatility in downgrade and default levels) and short-term downgrades and defaults. Allowance for non-diversifiable non-market risks The majority of non-market and non-credit risks are considered to be diversifiable. The allowance for non-market risk comprises a base Group-wide allowance of 50 basis points plus an additional allowance for emerging market risk where appropriate. The level and application of these allowances are reviewed and updated based on assessment of the Group’s exposure and experience in the markets. At 31 December 2024, the total allowance for non-diversifiable non-market risk is equivalent to a $(3) billion, or (7) per cent, reduction to the embedded value of insurance business operations. (i) Foreign currency translation Foreign currency profits and losses have been translated at average exchange rates for the period. Foreign currency transactions are translated at the spot rate prevailing at the date of the transactions. Foreign currency assets and liabilities have been translated at closing exchange rates. The principal exchange rates are shown in note A1 of the Group IFRS consolidated financial statements. (j) Taxation In determining the post-tax profit for the period for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected future cash flows to determine the value of in-force business are calculated using tax rates that have been announced and substantively enacted by the end of the reporting period. Several jurisdictions either have implemented, or are in the process of implementing, the OECD’s Pillar Two tax rules, which include a global minimum tax and a domestic minimum tax with a rate of 15 per cent. These tax rules, when effective, are not expected to have a material impact on the Group EEV in the periods where the actual investment returns are in line with or below the expected long-term rates of return. 7.2 Accounting presentation (a) Analysis of post-tax profit To the extent applicable, the presentation of the EEV profit or loss for the period is consistent with the classification between operating and non-operating results that the Group applies for the analysis of IFRS results. Operating results are determined as described in note (b) below and incorporate the following: – New business profit, as defined in note 7.1(b) above; – Expected return on existing business, as described in note (c) below; – The impact of routine changes of estimates relating to operating assumptions, as described in note (d) below; and – Operating experience variances, as described in note (e) below. In addition, operating results include the effect of changes in tax legislation, unless these changes are one-off and structural in nature, or primarily affect the level of projected investment returns, in which case they are reflected as a non-operating result. 115

Non-operating results comprise:

- Short-term fluctuations in investment returns;
- Mark-to-market value movements on core structural borrowings;
- Effect of changes in economic assumptions; and
- The impact of corporate transactions, if any, undertaken in the year.

Total profit or loss in the period attributable to shareholders and basic earnings per share include investment returns included in operating profit and non-operating results, ie reflecting actual investment returns in the period instead of expected returns. The Group believes that operating profit, as adjusted for these non-operating items, better reflects underlying performance.

(b) Investment returns included in operating profit

For the investment element of the assets covering the total net worth of insurance business, investment returns are recognised in operating results at the expected long-term rates of return. These expected returns are calculated by reference to the asset mix of the portfolio.

(c) Expected return on existing business

Expected return on existing business comprises the expected unwind of discounting effects on the opening value of in-force business and required capital and the expected return on existing free surplus. The unwind of discount and the expected return on existing free surplus are determined after adjusting for the effect of changes in economic and operating assumptions in the current period on the embedded value at the beginning of the period; for example, the unwind of discount on the value of in-force business and required capital is determined after adjusting both the opening value and the risk discount rates for the effect of changes in economic and operating assumptions in the current period.

(d) Effect of changes in operating assumptions

Operating profit includes the effect of changes to operating assumptions on the value of in-force business at the end of the reporting period. For presentational purposes, the effect of changes is delineated to show the effect on the opening value of in-force business as operating assumption changes, with the experience variances subsequently being determined by reference to the assumptions at the end of the reporting period, as discussed below.

(e) Operating experience variances

Operating profit includes the effect of experience variances on operating assumptions, such as persistency, mortality, morbidity, expenses and other factors, which are calculated with reference to the assumptions at the end of the reporting period.

(f) Effect of changes in economic assumptions

Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions, net of the related changes in the time value of financial options and guarantees, are recorded in non-operating results.

8 Assumptions

8.1 Principal economic assumptions

The EEV results for the Group's covered business are determined using economic assumptions where both the risk discount rates and long-term expected rates of return on investments are set with reference to risk-free rates of return at the end of the reporting period. Both the risk discount rate and expected rates of return are updated at each valuation date to reflect current market risk-free rates, with the effect that changes in market risk-free rates impact projected future cash flows at each valuation date. The risk-free rates of return are largely based on local government bond yields and are assumed to remain constant and do not revert to longer-term rates over time. The risk-free rates of return are shown below for each of the Group's insurance business operations. Expected returns on equity and property assets and corporate bonds are derived by adding a risk premium to the risk-free rate based on the Group's long-term view and, where relevant, allowing for market volatility.

As described in note 7.1(h), risk discount rates are set equal to the risk-free rate at the valuation date plus allowances for market risk and non-diversifiable non-market risks appropriate to the features and risks of the underlying products and markets.

Risks that are explicitly allowed for elsewhere in the EEV basis, such as via the cost of capital and the time value of options and guarantees, as set out in note 2(i), are not included in the risk discount rates.

	Risk discount rate %				10-year government bond yield %		Equity return (geometric) %	
	New business		In-force business					
	31 Dec 2024	31 Dec 2023	**31 Dec 2024**	31 Dec 2023	**31 Dec 2024**	31 Dec 2023	**31 Dec 2024**	31 Dec 2023
Mainland China	**6.2**	7.1	**6.2**	7.1	**1.7**	2.6	**5.7**	6.6
Hong Kong note (i)	**5.5**	4.7	**6.2**	5.5	**4.7**	3.9	**8.2**	7.4
Indonesia	**9.5**	9.0	**10.5**	9.9	**7.2**	6.7	**11.4**	11.0
Malaysia	**5.7**	5.6	**6.2**	6.2	**3.9**	3.8	**7.4**	7.3
Philippines	**12.3**	12.3	**12.3**	12.3	**6.2**	6.1	**10.5**	10.3
Singapore	**4.9**	4.6	**4.9**	4.8	**2.9**	2.7	**6.4**	6.2
Taiwan note (i)	**6.7**	6.0	**6.7**	6.0	**4.7**	3.9	**8.2**	7.4
Thailand	**9.6**	10.0	**9.6**	10.0	**2.3**	2.8	**6.6**	7.0
Vietnam	**4.0**	3.7	**4.3**	4.1	**2.8**	2.3	**7.0**	6.6
Total weighted average (new business) notes (ii)(iii)	**6.2**	5.8	**n/a**	n/a	**4.4**	3.9	**7.7**	7.3
Total weighted average (in-force business) notes (ii)(iii)	**n/a**	n/a	**6.1**	5.9	**4.1**	3.7	**7.5**	7.1

116

Notes (i) For Hong Kong and Taiwan (as of 31 December 2024, with comparatives updated accordingly), the assumptions shown are for US dollar denominated business. For other businesses, the assumptions shown are for local currency denominated business. (ii) Total weighted average assumptions have been determined by weighting each business’s assumptions by reference to the EEV basis new business profit and the closing net value of in-force business. The changes in the risk discount rates for individual businesses reflect the movements in the local government bond yields, changes in the allowances for market risk (including as a result of changes in asset mix,) and, if applicable, non-diversifiable non-market risk, and changes in product mix. (iii) Expected long-term inflation assumptions as at 31 December 2024 range from 1.5 per cent to 4.3 per cent (31 December 2023: 1.5 per cent to 5.5 per cent). 8.2 Stochastic assumptions Details are given below of the key characteristics of the models used to determine the time value of financial options and guarantees as referred to in note 7.1(d). – The stochastic cost of guarantees is primarily of significance for the Hong Kong, Vietnam, Taiwan, Singapore and Malaysia businesses; – The principal asset classes are government bonds, corporate bonds and equity; – The interest rates are projected using a stochastic interest rate model calibrated to the current market yields; – The equity returns are assumed to follow a log-normal distribution; – The corporate bond return is calculated based on a risk-free return plus a mean-reverting spread; – The volatility of equity returns ranges from 17 per cent to 35 per cent for both years; and – The volatility of government bond yields ranges from 1.1 per cent to 2.0 per cent for both years. 8.3 Operating assumptions Best estimate assumptions are used for projecting future cash flows, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain. Where experience is expected to be adverse over the short term, a provision may be established. Assumptions required in the calculation of the time value of financial options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables. (a) Demographic assumptions Persistency, mortality and morbidity assumptions are based on an analysis of recent experience, and reflect expected future experience. When projecting future cash flows for medical reimbursement business that is repriced annually, explicit allowance is made for expected future premium inflation and separately for future medical claims inflation. (b) Expense assumptions Expense levels, including those of the service companies that support the Group’s insurance business, are based on internal expense analysis and are appropriately allocated to acquisition of new business and renewal of in-force business. For mature business, it is Prudential’s policy not to take credit for future cost reduction programmes until the actions to achieve the savings have been delivered. Expense overruns are reported where these are expected to be short-lived, including businesses that are growing rapidly or are sub-scale. Expenses comprise costs borne directly and costs recharged or allocated from the Group head office functions in London and Hong Kong that are attributable to the insurance (covered) business. The assumed future expenses for the insurance business allow for amounts expected to be recharged or allocated by the head office functions. Corporate expenditure, which is included in other income and expenditure, comprises expenditure of the Group head office functions in London and Hong Kong that is not recharged or allocated to the insurance or asset management business operations, primarily for corporate-related activities that are charged as incurred, together with restructuring and IFRS 17 implementation costs incurred across the Group. (c) Tax rates The assumed long-term effective tax rates for operations reflect the expected incidence of taxable profit or loss in the projected future cash flows as explained in note 7.1(j). The local standard corporate tax rates applicable are as follows: % Mainland China 25.0 Hong Kong 16.5% on 5% of premium income Indonesia 22.0 Malaysia 24.0 Philippines 25.0 Singapore 17.0 Taiwan 20.0 Thailand 20.0 Vietnam 20.0 117

9 Insurance new business

	Single premiums		Regular premiums		Annual premium equivalent (APE)		Present value of new business premiums (PVNBP)	
	2024 $m	2023 $m	**2024 $m**	2023 $m	**2024 $m**	2023 $m	**2024 $m**	2023 $m
Mainland China note (i)	**162**	487	**447**	485	**464**	534	**1,584**	2,020
Hong Kong	**398**	235	**2,024**	1,942	**2,063**	1,966	**11,502**	10,444
Indonesia	**266**	230	**235**	254	**262**	277	**1,136**	1,136
Malaysia	**95**	93	**397**	375	**406**	384	**1,918**	1,977
Singapore	**1,404**	989	**730**	688	**870**	787	**5,846**	5,354
Growth markets and other note (ii)	**628**	629	**2,074**	1,866	**2,137**	1,928	**8,626**	7,806
Total note (iii)	**2,953**	2,663	**5,907**	5,610	**6,202**	5,876	**30,612**	28,737

Notes

(i) New business in Mainland China is included at Prudential's 50 per cent interest in the life joint venture.

(ii) Within Growth markets and other, new business in India is included at Prudential's 22 per cent interest in the associate.

(iii) The table above is provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profit for shareholders. The amounts shown are not, and are not intended to be, reflective of revenue recorded in the Group IFRS consolidated income statements.

10 Post balance sheet events

Dividends

The second interim dividend for the year ended 31 December 2024, which was approved by the Board of Directors after 31 December 2024, is described in note B4 of the IFRS consolidated financial statements.

118

Index to the additional unaudited financial information Section Page I Additional financial information 119 (i) Group capital position 120 (ii) Eastspring adjusted operating profit and funds under management or advice 124 (iii) Group funds under management 125 (iv) Holding company cash flow 126 (v) Reconciliation of EEV expected transfer of value of in-force business and required capital to free surplus 127 (vi) Eastspring third-party investment flows and funds under management 129 II Calculation of alternative performance measures 130 (i) Adjusted operating profit 130 (ii) Adjusted total comprehensive equity 130 (iii) Return on IFRS shareholders’ equity 130 (iv) IFRS shareholders’ equity per share 130 (v) Eastspring cost/income ratio 131 (vi) Insurance premiums 131 (vii) Reconciliation between EEV new business profit and IFRS new business CSM 131 (viii) Reconciliation between EEV equity and IFRS shareholders’ equity 132 (ix) Return on embedded value 132 (x) Calculation of free surplus ratio 133 (xi) Greater China presence 133 III Traditional Embedded Value (TEV) basis results 134 119

I Additional financial information

I(i) Group capital position

Prudential applies the Insurance (Group Capital) Rules set out in the Group-wide Supervision (GWS) Framework issued by the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). For regulated insurance entities, the capital resources and required capital included in the GWS capital measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the total regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible group capital resources, the Group Minimum Capital Requirements (GMCR) and the Group Prescribed Capital Requirements (GPCR) from these participating funds.

Estimated GWS capital position note(1)

As at 31 December 2024, the estimated shareholder GWS capital surplus over the GPCR is $15.9 billion (31 December 2023: $16.1 billion), representing a coverage ratio of 280 per cent (31 December 2023: 295 per cent) and the estimated total GWS capital surplus over the GPCR is $20.9 billion (31 December 2023: $19.0 billion), representing a coverage ratio of 203 per cent (31 December 2023: 197 per cent). The estimated Group Tier 1 capital resources are $18.9 billion with headroom over the GMCR of $13.1 billion (31 December 2023: $18.3 billion with headroom of $12.4 billion), representing a coverage ratio of 325 per cent (31 December 2023: 313 per cent).

	31 Dec 2024			31 Dec 2023			
	Shareholder	Add policyholder note (2)	Total note (3)	Shareholder	Add policyholder note (2)	Total note (3)	Change in total note (4)
Group capital resources ($bn)	24.8	16.3	41.1	24.3	14.3	38.6	2.5
of which: Tier 1 capital resources ($bn) note (5)	17.6	1.3	18.9	17.1	1.2	18.3	0.6
Group Minimum Capital Requirement ($bn)	5.1	0.7	5.8	4.8	1.1	5.9	(0.1)
Group Prescribed Capital Requirement ($bn)	8.9	11.3	20.2	8.2	11.4	19.6	0.6
GWS capital surplus over GPCR ($bn)	15.9	5.0	20.9	16.1	2.9	19.0	1.9
GWS coverage ratio over GPCR (%)	280 %		203 %	295 %		197 %	6 %
GWS Tier 1 surplus over GMCR ($bn)			13.1			12.4	0.7
GWS Tier 1 coverage ratio over GMCR (%)			325 %			313 %	12 %

Notes

(1) To reflect the recent Federal Court of Malaysia decision as described in the IFRS financial statements note D2, the 31 December 2024 GWS capital results now reflect a 49 per cent non-controlling interest instead of the previously consolidated 100 per cent economic interest. The 31 December 2023 GWS capital results have not been restated as they reflected the facts and circumstances at that time. Allowing for the non-controlling interest as a pro forma adjustment at 31 December 2023, the estimated shareholder GWS capital surplus over GPCR reduces to $15.9 billion with a coverage ratio of 298 per cent and the estimated total GWS capital surplus over GPCR reduces to $18.8 billion with a coverage ratio of 198 per cent. The total GWS Tier 1 surplus over GMCR reduces to $12.1 billion with a coverage ratio of 319 per cent.

(2) This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in the total company results where relevant.

(3) The total company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework, while the total company GWS tier 1 coverage ratio over GMCR represents the tier 1 group capital coverage ratio.

(4) Refer to section on Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources below.

(5) The classification of tiering of capital under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. At 31 December 2024, total Tier 1 capital resources of $18.9 billion comprises: $24.8 billion of total shareholder capital resources; less $3.6 billion of Prudential plc issued subordinated and senior Tier 2 debt capital; less $3.6 billion of local regulatory tiering classifications, which are classified as GWS Tier 2 capital resources primarily in Singapore and Mainland China; plus $1.3 billion of Tier 1 capital resources in policyholder funds.

GWS sensitivity analysis

The estimated sensitivity of the GWS capital position (based on the GPCR) to changes in market conditions as at 31 December 2024 and 31 December 2023 are shown below, for both the shareholder and the total capital position.

	Shareholder			
	31 Dec 2024		31 Dec 2023	
Impact of market sensitivities	Surplus ($bn)	Coverage ratio	Surplus ($bn)	Coverage ratio
Base position	**15.9**	**280 %**	16.1	295 %
Impact of:				
10% increase in equity markets	**0.2**	**(3)%**	0.4	(3)%
20% fall in equity markets	**(0.8)**	**5 %**	(2.5)	(17)%
50 basis points reduction in interest rates	**1.1**	**10 %**	0.7	11 %
100 basis points increase in interest rates	**(2.6)**	**(25)%**	(2.1)	(25)%
100 basis points increase in credit spreads	**(0.5)**	**(4)%**	(1.0)	(12)%

120

Impact of market sensitivities	Total			
	31 Dec 2024		31 Dec 2023	
	Surplus ($bn)	Coverage ratio	Surplus ($bn)	Coverage ratio
Base position	**20.9**	**203 %**	19.0	197 %
Impact of:				
10% increase in equity markets	**1.1**	**1 %**	1.2	1 %
20% fall in equity markets	**(2.8)**	**(4)%**	(4.0)	(13)%
50 basis points reduction in interest rates	**0.8**	**4 %**	0.4	3 %
100 basis points increase in interest rates	**(2.6)**	**(13)%**	(1.4)	(8)%
100 basis points increase in credit spreads	**(1.3)**	**(7)%**	(1.4)	(7)%

The sensitivity results assume instantaneous market movements and, hence, reflect the current investment portfolio and all consequential impacts as at the valuation date. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown above. These sensitivity results allow for limited management actions such as changes to future policyholder bonuses where applicable. In practice, the market movements would be expected to occur over time and rebalancing of investment portfolios would likely be carried out to mitigate the impact of the stresses as presented above. Management could also take additional actions to help mitigate the impact of these stresses including, but not limited to, market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

GWS risk appetite and capital management

The Group's capital management framework focuses on achieving sustainable, profitable growth and retaining a resilient balance sheet.

The Group monitors regulatory capital, economic capital and rating agency capital metrics and manages the business within its risk appetite by remaining within its economic and regulatory capital limits. In respect of regulatory capital limits, a capital buffer above the GPCR is held to ensure the Group can withstand volatility in markets and operational experience, with capital resources remaining sufficient to cover the GPCR even after significant stresses. The calibration of the capital buffer reflects the Group's risk profile and the external economic environment, and is set and reviewed regularly by the Board.

Typically, this requires a Group shareholder coverage ratio of above 150 per cent of the shareholder GPCR to be maintained and de-risking management actions will be taken as necessary to maintain this buffer. No maximum limit on the GWS coverage ratio has been set. While the GWS shareholder capital position is a key metric for assessing regulatory solvency, and for risk management, there are some elements of the shareholder GWS capital surplus that will only become available as cash flow for distribution over time. The Group's free surplus metric is a better measure of the shareholder capital available for distribution and is used as the primary metric for assessing the Group's sources and uses of capital in the Group's capital management framework, and underpinning the Group's dividend policy.

At 31 December 2024, the Group's free surplus stock (excluding distribution rights and other intangibles) was $8.6 billion, compared to the GWS shareholder surplus of $15.9 billion and a reconciliation is shown below.

The uses of capital, for both organic and inorganic opportunities, are assessed by reference to expected shareholder returns and payback periods, relative to risk-adjusted hurdle rates which are set centrally. Further details are included in the Capital management section of the Financial review.

Separate from the capital management framework applied for shareholder-owned capital, the capital held in ring-fenced with-profits funds supports policyholder investment freedom, which increases expected returns for our with-profits funds' customers. GWS policyholder capital surplus is not available for distribution out of the ring-fenced funds other than as a defined proportion distributable to shareholders when policyholder bonuses are declared. Policyholder fund capital surplus is deployed over time to increase investment risk in the with-profits funds in order to target higher customer returns, or distributed as higher customer bonuses, in line with the specific with-profits bonus policies that apply to each ring-fenced fund. The result of applying these policies is that the aggregate policyholder fund GPCR coverage ratio is typically lower than the GPCR shareholder coverage ratio.

The total GWS coverage ratio, which is an aggregate of the policyholder and shareholder capital positions, is therefore usually lower than the shareholder coverage ratio, but also less sensitive in stress scenarios, as is shown in the GWS sensitivity analysis section above as at 31 December 2024. The total GWS coverage ratio is the Group's regulatory solvency metric to which Group supervision applies, and this total regulatory coverage ratio is managed to ensure it remains above the GPCR by applying separate shareholder and policyholder risk appetite limits, as described above.

121

Analysis of movement in total regulatory GWS capital surplus (over GPCR)

A summary of the movement in the 31 December 2023 regulatory GWS capital surplus (over GPCR) of $19.0 billion to $20.9 billion at 31 December 2024 is set out in the table below.

	2024 $bn
Total GWS surplus at 1 Jan (over GPCR)	**19.0**
Shareholder free surplus generation	
In-force operating capital generation	2.0
Investment in new business	(0.7)
Total operating free surplus generation	**1.3**
External dividends & share repurchases/buybacks	(1.4)
Non-operating movements including market movements	0.4
Other capital movements (including foreign exchange movements)	(0.2)
Adjustment to non-controlling interest for Malaysia conventional life business	(0.2)
Movement in free surplus (see EEV basis results for further detail)	**(0.1)**
Other movements in GWS shareholder surplus not included in free surplus	(0.1)
Movement in contribution from GWS policyholder surplus (over GPCR)	2.1
Net movement in GWS capital surplus (over GPCR)	**1.9**
Total GWS surplus at 31 Dec (over GPCR)	**20.9**

Further detail on the movement in free surplus of $(0.1) billion is included in the Movement in Group free surplus section of the Group's EEV basis results.

Other movements in GWS shareholder surplus not included in free surplus are driven by the differences described in the reconciliation shown later in this section. This includes movements in distribution rights and other intangibles (which are expensed on day one under the GWS requirements) and movements in the restriction applied to free surplus to better reflect shareholder resources that are available for distribution.

Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources

Detail on the material changes in GPCR, GMCR, eligible group capital resources and tier 1 group capital are provided below.

- Total eligible capital resources increased by $2.5 billion to $41.1 billion at 31 December 2024 (31 December 2023: $38.6 billion). This includes a $0.6 billion increase in tier 1 group capital to $18.9 billion (31 December 2023: $18.3 billion) and a $1.9 billion increase in tier 2 group capital to $22.2 billion (31 December 2023: $20.3 billion). The increase in total eligible capital resources is primarily driven by positive operating capital generation over the year, partially offset by payments of external dividends and share repurchases and buybacks and market (including foreign exchange) movements over the year.
- Total regulatory GPCR increased by $0.6 billion to $20.2 billion at 31 December 2024 (31 December 2023: $19.6 billion), while the total regulatory GMCR decreased by $(0.1) billion to $5.8 billion at 31 December 2024 (31 December 2023: $5.9 billion). Movements in the GPCR and GMCR are primarily driven by increases from new business sold over the year, offset by the release of capital as the policies matured, or were surrendered and market (including foreign exchange) movements over the year. The movement in the GMCR is restricted to reflect tier 1 group capital.

Reconciliation of free surplus to total regulatory GWS capital surplus (over GPCR)

	31 Dec 2024 $bn		
	Capital resources	Required capital	Surplus
Free surplus excluding distribution rights and other intangibles note (1)	15.0	6.4	8.6
Restrictions applied in free surplus for China C-ROSS II note (2)	1.4	1.3	0.1
Restrictions applied in free surplus for HK RBC note (3)	6.2	0.9	5.3
Restrictions applied in free surplus for Singapore RBC note (4)	2.1	0.2	1.9
Other	0.1	0.1	0.0
Add GWS policyholder surplus contribution	16.3	11.3	5.0
Total regulatory GWS capital surplus (over GPCR)	**41.1**	**20.2**	**20.9**

Notes

(1) As per the 'Free surplus excluding distribution rights and other intangibles' shown in the statement of Movement in Group free surplus of the Group's EEV basis results.

(2) Free surplus applies the embedded value reporting approach issued by the China Association of Actuaries (CAA) in Mainland China and includes a requirement to establish a deferred profit liability within EEV net worth, which can be used to reduce the EEV required capital. This approach is used to assist in setting free surplus so that it reflects resources potentially available for distribution.

(3) EEV free surplus for Hong Kong under the HK RBC regime excludes regulatory surplus to better reflect how the business is managed. This includes HK RBC technical provisions that are lower than policyholder asset shares as well as the value of future shareholder transfers from participating business (net of associated required capital), which are included in the shareholder GWS capital position.

(4) EEV free surplus for Singapore is based on the Tier 1 requirements under the RBC2 framework, which excludes certain negative reserves permitted to be recognised in the full RBC 2 regulatory position used when calculating the GWS capital surplus (over GPCR).

122

Reconciliation of Group IFRS shareholders’ equity to Group total GWS capital resources 31 Dec 2024 $bn Group IFRS shareholders’ equity 17.5 Remove goodwill and intangibles recognised on the IFRS consolidated statement of financial position (4.5) Add debt treated as capital under GWS note (1) 3.6 Asset valuation differences note (2) (0.3) Remove IFRS 17 CSM (including joint ventures and associates) note (3) 21.0 Liability valuation (including insurance contracts) differences excluding IFRS 17 CSM note (4) 2.6 Differences in associated net deferred tax liabilities note (5) 0.9 Other note (6) 0.3 Group total GWS capital resources 41.1 Notes (1) As per the GWS Framework, debt in issuance at the date of designation that satisfies the criteria for transitional arrangements, and qualifying debt issued since the date of designation, are included as Group capital resources but are treated as liabilities under IFRS. (2) Asset valuation differences reflect differences in the basis of valuing assets between IFRS and local statutory valuation rules, including deductions for inadmissible assets. Differences include for some markets where government and corporate bonds are valued at book value under local regulations but are valued at market value under IFRS. (3) The IFRS 17 CSM represents a discounted stock of unearned profit that is released over time as services are provided. On a GWS basis the level of future profits will be recognised within the capital resources to the extent permitted by the local solvency reserving basis. Any restrictions applied by the local solvency bases (such as zeroisation of future profits) is captured in the liability valuation differences line. (4) Liability valuation differences (excluding the CSM) reflect differences in the basis of valuing liabilities between IFRS and local statutory valuation rules. This includes the negative impact of moving from the IFRS 17 best estimate reserving basis to a more prudent local solvency reserving basis (including any restrictions in the recognition of future profits) offset by the fact that certain local solvency regimes capture some reserves within the required capital instead of the capital resources. (5) Differences in associated net deferred tax liabilities mainly results from the tax impact of changes in the valuation of assets and liabilities. (6) Other differences mainly reflect the inclusion of subordinated debt in Mainland China as local capital resources on a C-ROSS II basis as compared to being held as a liability under IFRS. Basis of preparation for the Group GWS capital position Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The GWS eligible group capital resources is determined by the summation of capital resources across local solvency regimes for regulated entities and IFRS shareholders’ equity (with adjustments described below) for non-regulated entities. In determining the GWS eligible group capital resources and required capital, the following principles have been applied: – For regulated insurance entities, capital resources and required capital are based on the local solvency regime applicable in each jurisdiction, with minimum required capital set at the solo legal entity statutory minimum capital requirements and prescribed capital requirement set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures; – The classification of tiering of eligible capital resources under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. In general, if a local regulatory regime applies a tiering approach then this should be used to determine tiering of capital on a GWS capital basis, where a local regulatory regime does not apply a tiering approach then all capital resources should be included as Group Tier 1 capital. For non-regulated entities tiering of capital is determined in line with the Insurance (Group Capital) Rules. – For asset management operations and other regulated entities, the capital position is derived based on the sectoral basis applicable in each jurisdiction, with minimum required capital based on the solo legal entity statutory minimum capital requirement; – For non-regulated entities, the capital resources are based on IFRS shareholder equity after deducting intangible assets. No required capital is held in respect of unregulated entities; – For entities where the Group’s interest is less than 100 per cent, the contribution of the entity to the GWS eligible group capital resources and required capital represents the Group’s share of these amounts and excludes any amounts attributable to non-controlling interests. This does not apply to investment holdings that are not part of the Group; – Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity’s balance sheet) are eliminated from the relevant holding company to prevent the double counting of capital resources; – At 31 December 2024, all debt instruments with the exception of the senior debt issued in 2022 are included as Group capital resources. The eligible amount permitted to be included as Group capital resources for transitional debt is based on the net proceeds amount translated using 31 December 2020 exchange rates for debt not denominated in US dollars. Under the GWS Framework, debt instruments in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included in eligible group capital resources as tier 2 group capital; – The total company GWS capital basis is the capital measure for Hong Kong IA Group regulatory purposes as set out in the GWS framework. This framework defines the eligible group capital resources coverage ratio (or total company GWS coverage ratio over GPCR as presented above) as the ratio of total company eligible group capital resources to the total company GPCR and defines the tier 1 group capital coverage ratio (or total company GWS tier 1 coverage ratio over GMCR as presented above) as the ratio of total company tier 1 group capital to the total company GMCR; and – Prudential also presents a shareholder GWS capital basis, which excludes the contribution to the Group GWS eligible group capital resources, the GMCR and GPCR from participating business in Hong Kong, Singapore and Malaysia. In Hong Kong, the present value of future shareholder transfers from the participating business are included in the shareholder GWS eligible capital resources along with an associated required capital, this is in line with the local solvency presentation. The shareholder GWS coverage ratio over GPCR presented above reflects the ratio of shareholder eligible group capital resources to the shareholder GPCR. 123

I(ii) Eastspring adjusted operating profit and funds under management or advice

(a) Eastspring adjusted operating profit

	2024 $m	2023 AER $m
Operating income before performance-related fees note (1)	747	700
Performance-related fees	–	(2)
Operating income (net of commission) note (2)	747	698
Operating expense note (2)	(385)	(372)
Group's share of tax on joint ventures' operating profit	(58)	(46)
Adjusted operating profit	304	280
Average funds managed or advised by Eastspring	$249.3bn	$225.9bn
Margin based on operating income note (3)	30bps	31bps
Cost/income ratio note II(v)	52 %	53 %

Notes

(1) Operating income before performance-related fees for Eastspring can be further analysed as follows (institutional below includes internal funds under management or under advice). Amounts are classified between retail or institutional depending on whether the owner of the holding, where known, is a retail or institutional investor.

	Retail $m	Margin bps	Institutional $m	Margin bps	Total $m	Margin bps
2024	**414**	**62**	**333**	**18**	**747**	**30**
2023	353	67	347	20	700	31

(2) Operating income and expense include the Group's share of contribution from joint ventures. In the consolidated income statement of the Group IFRS financial results, the net income after tax of the joint ventures and associates is shown as a single line item. A reconciliation is provided in note II(v) of this additional information.

(3) Margin represents operating income before performance-related fees as a proportion of the related funds under management or advice. Monthly closing internal and external funds managed or advised by Eastspring have been used to derive the average. Any funds held by the Group's insurance operations that are not managed or advised by Eastspring are excluded from these amounts.

(b) Eastspring total funds under management or advice

Eastspring manages funds from external parties and also funds for the Group's insurance operations. In addition, Eastspring advises on certain funds for the Group's insurance operations where the investment management is delegated to third-party investment managers. The table below analyses the total funds managed or advised on by Eastspring. All amounts are presented on an AER basis unless otherwise stated.

	31 Dec 2024 $bn	31 Dec 2023 $bn
External funds under management, excluding funds managed on behalf of M&G plc note (1)		
Retail	64.5	50.8
Institutional	29.8	31.6
Money market funds (MMF)	13.9	11.8
	108.2	94.2
Funds managed on behalf of M&G plc note (2)	1.2	1.9
External funds under management	109.4	96.1
Internal funds under management or advice:		
Internal funds under management	115.4	110.0
Internal funds under advice	33.2	31.0
	148.6	141.0
Total funds under management or advice note (3)	**258.0**	237.1

Notes

(1) Movements in external funds under management, excluding those managed on behalf of M&G plc, are analysed below:

	2024 $m	2023 $m
At 1 Jan	94,123	81,949
Market gross inflows	110,751	91,160
Redemptions	(102,434)	(85,983)
Market and other movements	5,777	6,997
At 31 Dec	108,217	94,123

* In the table above the ending balance of $108,217 million includes $13,914 million relating to Asia Money Market Funds (MMF) at 31 December 2024 (31 December 2023: $11,775 million). Investment flows for 2024 include Eastspring MMF gross inflows of $70,640 million (2023: $66,340 million) and net inflows of $1,818 million (2023: $1,123 million).

124

(2) Movements in funds managed on behalf of M&G plc are analysed below:

	2024 $m	2023 $m
At 1 Jan	**1,924**	9,235
Net flows	**(675)**	(7,604)
Market and other movements	**(12)**	293
At 31 Dec	**1,237**	1,924

(3) Total funds under management or advice are analysed by asset class below (multi-asset funds include a mix of debt, equity and other investments):

	31 Dec 2024						31 Dec 2023	
	Funds under management		Funds under advice		Total		Total	
	$bn	% of total	$bn	% of total	$bn	% of total	$bn	% of total
Equity	**59.6**	**26 %**	**2.2**	**7 %**	**61.8**	**24 %**	52.1	22 %
Fixed income	**38.8**	**17 %**	**6.4**	**19 %**	**45.2**	**17 %**	43.9	19 %
Multi-asset	**109.4**	**49 %**	**24.6**	**74 %**	**134.0**	**52 %**	126.1	53 %
Alternatives	**2.0**	**1 %**	**–**	**0 %**	**2.0**	**1 %**	2.1	1 %
MMF	**15.0**	**7 %**	**–**	**0 %**	**15.0**	**6 %**	12.9	5 %
Total funds	**224.8**	**100 %**	**33.2**	**100 %**	**258.0**	**100 %**	237.1	100 %

I(iii) Group funds under management

For Prudential's asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each year, focusing on those that are external to the Group and those primarily held by the Group's insurance businesses. The table below analyses the funds of the Group held in the balance sheet and the external funds that are managed by Prudential's asset management businesses. It excludes the assets classified as held for sale. All amounts are presented on an AER basis unless otherwise stated.

	31 Dec 2024 $bn	31 Dec 2023 $bn
Internal funds	**191.3**	183.3
Eastspring external funds, including M&G plc [note I(ii)]	**109.4**	96.1
Total Group funds under management [note]	**300.7**	279.4

Note
Total Group funds under management comprise:

	31 Dec 2024 $bn	31 Dec 2023 $bn
Total investments held on the balance sheet (including Investment in joint ventures and associates accounted for using the equity method)	**169.4**	162.9
External funds of Eastspring, including M&G plc	**109.4**	96.1
Internally managed funds held in joint ventures and associates, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	**21.9**	20.4
Total Group funds under management	**300.7**	279.4

125

I(iv) Holding company cash flow

The holding company cash flow describes the movement in the cash and short-term investments of the centrally managed group holding companies and differs from the IFRS cash flow statement, which includes all cash flows in the year including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group's central liquidity. All amounts are presented on an AER basis unless otherwise stated.

	2024 $m	2023 $m
Net cash remitted by business units note (1)	1,383	1,611
Central outflows		
Net interest received (paid)	17	(51)
Corporate expenditure note (2)	(253)	(271)
Centrally funded recurring bancassurance fees	(198)	(182)
	(434)	(504)
Holding company cash flow before dividends and other movements	949	1,107
Dividends paid, net of scrip dividends	(552)	(533)
Operating holding company cash flow after dividends but before other movements	397	574
Other movements		
Redemption of debt	–	(393)
Share repurchases/buybacks (including costs)	(860)	–
Other corporate activities note (3)	(109)	226
	(969)	(167)
Net movement in holding company cash flow	(572)	407
Cash and short-term investments at 1 Jan	3,516	3,057
Foreign exchange movements	(28)	52
Cash and short-term investments at 31 Dec	2,916	3,516

Notes

(1) Net cash remitted by business units comprises dividends and other transfers, net of capital injections, that are reflective of earnings and capital generation. The remittances in 2024 were net of cash advanced to Mainland China of $174 million in anticipation of a future capital injection as described in note D4 of the IFRS financial statements (2023: net of $176 million cash advanced that was subsequently converted into a capital injection in 2024).

(2) Including IFRS 17 implementation and restructuring costs paid in the year.

(3) Cash flows from other corporate activities were $(109) million (2023: $226 million). This included payments in respect of new bancassurance partnerships and the acquisition of the remaining interest in our Nigeria life business. 2023 largely related to the disposal of the Group's remaining investment in Jackson Financial Inc.

Proceeds from the Group's commercial paper programme are not included in the holding company cash and short-term investments balance. The table below shows the reconciliation of the Cash and cash equivalents unallocated to a segment (Central operations) held on the IFRS balance sheet (as shown in note C1.1) and Cash and short-term investments held by holding companies at the end of each period:

	31 Dec 2024 $m	31 Dec 2023 $m
Cash and cash equivalents of Central operations held on balance sheet	2,445	1,590
Less: Amounts from commercial paper	(527)	(699)
Add: Deposits with credit institutions of Central operations held on balance sheet	998	2,625
Cash and short-term investments	2,916	3,516

126

I(v) Reconciliation of EEV expected transfer of value of in-force business and required capital to free surplus

The table below shows how the EEV value of in-force business (VIF) and the associated required capital for insurance business operations are projected as emerging into free surplus over the next 40 years. Although circa 5 per cent of the embedded value emerges after this date, analysis of cash flows emerging in the years shown is considered most meaningful. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so are subject to the same assumptions and sensitivities used to prepare our 2024 results. It includes 100 per cent of the Group's Malaysia Conventional Life business.

In addition to showing the amounts, on both a discounted and undiscounted basis, expected to be generated from all in-force business at 31 December 2024, the table also presents the future free surplus expected to be generated from the investment made in new business during 2024 over the same 40-year period.

	31 Dec 2024 $m			
	Expected generation from all in-force business*		Expected generation from new business written in 2023*	
Expected period of emergence	Undiscounted	Discounted	Undiscounted	Discounted
2025	2,694	2,591	364	349
2026	2,604	2,353	254	227
2027	2,601	2,211	268	226
2028	2,415	1,933	236	188
2029	2,398	1,807	232	173
2030	2,353	1,668	223	157
2031	2,183	1,455	210	138
2032	2,145	1,346	207	128
2033	2,121	1,253	198	116
2034	2,133	1,188	216	123
2035	2,128	1,127	228	123
2036	2,090	1,049	223	114
2037	2,106	998	209	102
2038	2,101	938	211	97
2039	2,114	890	231	98
2040	2,085	833	198	83
2041	2,086	788	197	78
2042	2,084	745	195	74
2043	2,092	706	193	70
2044	2,105	668	202	69
2045–2049	10,484	2,788	957	282
2050–2054	10,689	2,078	903	203
2055–2059	10,876	1,508	966	173
2060–2064	11,187	1,090	874	117
Total free surplus expected to emerge in the next 40 years	87,874	34,011	8,195	3,508

* The analysis excludes amounts incorporated into VIF and required capital at 31 December 2024 where there is no definitive time frame for when the payments will be made or receipts received. It also excludes any free surplus projected to emerge after 2064.

The expected free surplus generation from new business written in 2024 can be reconciled to the new business profit as follows:

	2024 $m
Undiscounted expected free surplus generation for years 2025 to 2064	8,195
Less: discount effect	(4,687)
Discounted expected free surplus generation for years 2025 to 2064	3,508
Discounted expected free surplus generation for years after 2064	221
Discounted expected free surplus generation from new business written in 2024	3,729
Free surplus investment in new business	(700)
Other items*	49
New business profit	3,078

* Other items represent the impact of the TVOG on new business, foreign exchange effects and other non-modelled items. Foreign exchange effects arise as EEV new business profit amounts are translated at average exchange rates and the expected free surplus generation is translated at closing rates.

127

The discounted expected free surplus generation from in-force business can be reconciled to the embedded value for insurance business operations as follows:

	31 Dec 2024 $m
Discounted expected generation from all in-force business for years 2025 to 2064	34,011
Discounted expected generation from all in-force business for years after 2064	2,259
Discounted expected generation from all in-force business at 31 Dec 2024	36,270
Free surplus of insurance business operations at 31 Dec 2024	6,611
Other items*	(1,747)
EEV for insurance business operations	41,134

* Other items represent the impact of TVOG, the non-controlling interest in PAMB and other non-modelled items.

The undiscounted expected free surplus generation from all in-force business at 31 December 2024 can be reconciled to the amount that was expected to be generated at 31 December 2023 as follows:

	2024	2025	2026	2027	2028	2029	Other	Total
	$m	$m	$m	$m	$m	$m	$m	$m
2023 expected free surplus generation for years 2024 to 2063	2,360	2,325	2,314	2,283	2,171	2,122	67,260	80,835
Less: Amounts expected to be realised in the current year	(2,360)	–	–	–	–	–	–	(2,360)
Add: Expected free surplus to be generated in year 2064 (excluding 2024 new business)	–	–	–	–	–	–	1,934	1,934
Foreign exchange differences	–	(41)	(40)	(37)	(33)	(31)	(606)	(788)
New business	–	364	254	268	236	232	6,841	8,195
Operating, non-operating and other movements	–	46	76	87	41	75	(267)	58
2024 expected free surplus generation for years 2025 to 2064	–	2,694	2,604	2,601	2,415	2,398	75,162	87,874

At 31 December 2024, the total free surplus expected to be generated over the next five years (2025 to 2029 inclusive) for insurance business operations, using the same assumptions and methodology as those underpinning 2024 embedded value reporting, was $12.7 billion (31 December 2023: $11.5 billion).

At 31 December 2024, the total free surplus expected to be generated on an undiscounted basis over the next 40 years for insurance business operations is $87.9 billion, $7.1 billion higher than the $80.8 billion expected at the end of 2023. The increase is driven primarily by new business.

Actual underlying free surplus generated in 2024 from insurance business in force at the end of 2023, before restructuring and IFRS 17 implementation costs, was $2.4 billion, after allowing for $(0.3) billion of changes in operating assumptions and experience variances. This compares with the expected 2024 realisation at the end of 2023 of $2.4 billion and can be analysed further as follows:

	2024 $m
Expected transfer from in-force business to free surplus	2,375
Expected return on existing free surplus	291
Changes in operating assumptions and experience variances	(299)
Underlying free surplus generated from in-force insurance business before restructuring and IFRS 17 implementation costs	2,367
2024 free surplus expected to be generated at 31 December 2023	2,360

128

I(vi) Eastspring third-party investment flows and funds under management

Eastspring:	2024 $m H1	2024 $m H2	2023 $m H1	2023 $m H2
Third-party retail:				
Opening FUM	**50,779**	**59,810**	42,696	46,551
Net flows:				
- Gross inflows	**12,863**	**15,131**	7,237	10,738
- Redemptions	**(8,501)**	**(10,652)**	(5,337)	(7,110)
	4,362	**4,479**	1,900	3,628
Other movements	**4,669**	**192**	1,955	600
Closing FUM	**59,810**	**64,481**	46,551	50,779
Third-party institutional:				
Opening FUM	**31,569**	**30,992**	28,758	30,369
Net flows:				
- Gross inflows	**5,316**	**6,801**	3,932	2,914
- Redemptions	**(6,791)**	**(7,668)**	(3,975)	(4,344)
	(1,475)	**(867)**	(43)	(1,430)
Other movements	**898**	**(303)**	1,654	2,630
Closing FUM	**30,992**	**29,822**	30,369	31,569
Total third-party closing FUM (excluding MMF and funds held on behalf of M&G plc)	**90,802**	**94,303**	76,920	82,348

Funds under management presented above include Prudential's 49 per cent share in funds managed by ICICI Prudential Asset Management Company in India and the 49 per cent share in funds managed by CITIC-Prudential Fund Management Company Limited in China. Mandatory Provident Fund (MPF) product flows in Hong Kong are included at Prudential's 36 per cent interest in the Hong Kong MPF business.

Investment products referred to in the table are unit trusts, mutual funds and similar types of retail fund management arrangements.

129

II Calculation of alternative performance measures

Prudential uses alternative performance measures (APMs) to provide more relevant explanations of the Group's financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances. All amounts are presented on an AER basis unless otherwise stated.

II(i) Adjusted operating profit

The measurement of adjusted operating profit reflects that, for the insurance business, assets and liabilities are held for the longer term. Management believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the year, including short-term interest rate and other market fluctuations and loss on corporate transactions.

More details on how adjusted operating profit is determined are included in note B1.2 to the IFRS consolidated financial statements. A full reconciliation to profit after tax is given in note B1.1 to the IFRS consolidated financial statements. Adjusted operating profit after tax is calculated by applying the effective tax rates of the relevant business operations, shown in note B3.2 to the IFRS consolidated financial statements, to adjusted operating profit.

II(ii) Adjusted total comprehensive equity

Adjusted total comprehensive equity is calculated by adding the IFRS 17 expected future profit excluding the amount attributable to non-controlling interests and related tax (shareholder CSM), to IFRS shareholders' equity for all entities in the Group, including life joint ventures and associates. Management believes this is a helpful measure that provides a reconciliation to the Embedded Value framework, which is often used for valuations. The main difference between the Group's EEV measure and adjusted total comprehensive equity is economics as explained in note II(viii).

See note C3.1 to the IFRS consolidated financial statements for the split of the balances excluding joint ventures and associates and the Group's share relating to joint ventures and associates and a reconciliation from IFRS shareholders' equity to adjusted total comprehensive equity.

II(iii) Return on IFRS shareholders' equity

This measure is calculated as adjusted operating profit, after tax and non-controlling interests, divided by average IFRS shareholders' equity.

Detailed reconciliation of adjusted operating profit to IFRS profit before tax for the Group is shown in note B1.1 to the Group IFRS financial results.

	2024* $m	2023 $m
Adjusted operating profit	3,129	2,893
Tax on adjusted operating profit	(547)	(444)
Non-controlling interests' share of adjusted operating profit	(146)	(11)
Adjusted operating profit, net of tax and non-controlling interests	**2,436**	2,438
IFRS shareholders' equity at beginning of year	16,966	16,731
IFRS shareholders' equity at end of year	17,492	17,823
Average IFRS shareholders' equity	17,229	17,277
Operating return on average IFRS shareholders' equity (%)	**14 %**	14 %

* Operating profit and IFRS shareholders' equity are net of the non-controlling interest arising in Malaysia at 1 January 2024 of 49 per cent.

II(iv) IFRS shareholders' equity per share

IFRS shareholders' equity per share is calculated as closing IFRS shareholders' equity divided by the number of issued shares at the end of the year.

	31 Dec 2024	31 Dec 2023
Number of issued shares at the end of the year (million shares)	2,658	2,754
Closing IFRS shareholders' equity ($ million)	17,492	17,823
Group IFRS total shareholders' equity per share (cents)	**658¢**	647¢
Closing adjusted total comprehensive equity ($ million)	36,660	37,346
Group adjusted total comprehensive equity per share (cents)	**1,379¢**	1,356¢

130

II(v) Eastspring cost/income ratio

The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees.

	2024 $m	2023 $m
IFRS revenue	**565**	497
Share of revenue from joint ventures and associates	**385**	330
Commissions and other	**(203)**	(129)
Performance-related fees	**–**	2
Operating income before performance-related fees note	**747**	700
IFRS charges	**454**	376
Share of expenses from joint ventures and associates	**134**	125
Commissions and other	**(203)**	(129)
Operating expense	**385**	372
Cost/income ratio (operating expense/operating income before performance-related fees)	**52 %**	53 %

Note
IFRS revenue and charges for Eastspring are included within the IFRS Income statement in 'other revenue' and 'non-insurance expenditure', respectively. Operating income and expense include the Group's share of contribution from joint ventures and associates. In the IFRS condensed consolidated income statement, the net income after tax from the joint ventures and associates is shown as a single line item.

II(vi) Insurance premiums

New business sales are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The Group reports annual premium equivalent (APE) new business sales as a measure of the new policies sold in the year, which is calculated as the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts and excluded from the scope of IFRS 17. The use of one-tenth of single premiums is to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business.

Renewal or recurring premiums are the subsequent premiums that are paid on regular premium products. Gross premiums earned is the measure of premiums as defined under the previous IFRS 4 basis and reflects the aggregate of single and regular premiums of new business sold in the year and renewal premiums on business sold in previous years but excludes premiums for policies classified as investment contracts without discretionary participation features under IFRS, which are recorded as deposits. Gross premiums earned is no longer a metric presented under IFRS 17 and is not directly reconcilable to primary statements. The Group believes that renewal premiums and gross premiums earned are useful measures of the Group's business volumes and growth during the year.

	2024 $m	2023 $m
Gross premiums earned	**24,262**	22,248
Gross premiums earned from joint ventures and associates	**4,003**	3,973
Total Group, including joint ventures and associates	**28,265**	26,221
Renewal insurance premiums	**19,207**	18,125
Annual premium equivalent (APE)	**6,202**	5,876
Life weighted premium income	**25,409**	24,001

II(vii) Reconciliation between EEV new business profit and IFRS new business CSM

	2024 $m	2023 $m
EEV new business profit	**3,078**	3,125
Economics and other note (1)	**(749)**	(1,006)
New rider sales note (2)	**(79)**	(94)
Related tax on IFRS new business CSM note (3)	**346**	323
IFRS new business CSM	**2,596**	2,348

Notes
(1) EEV is calculated using 'real-world' economic assumptions that are based on the expected returns on the actual assets held with an allowance for risk in the risk discount rate. Under IFRS 17, 'risk neutral' economic assumptions are applied with assets assumed to earn and the cash flows discounted at risk free plus liquidity premium (where applicable). Both measures update these assumptions each period end based on current interest rates.
(2) Under EEV, new business profit arising from additional or new riders attaching to existing contracts, product upgrades and top-ups are reported as current period new business profit. Under IFRS 17 reporting, new business profit from such rider sales and upgrades are required to be treated as experience variances of the existing contracts.
(3) IFRS 17 new business CSM is gross of tax, while EEV new business profit is net of tax. Accordingly, the related tax on the IFRS 17 new business CSM is added back. All of the other reconciling items in the table have been presented net of related taxes.

131

II(viii) Reconciliation between EEV equity and IFRS shareholders' equity

The table below shows the reconciliation of EEV shareholders' equity and IFRS shareholders' equity at the end of the years:

	31 Dec 2024 $m	31 Dec 2023 $m
Group EEV equity	**44,218**	45,250
Adjustments for non-market risk allowance:		
Remove: Allowance for non-market risks in EEV note (1)	**2,977**	2,968
Add: IFRS risk adjustment, net of related deferred tax note (2)	**(2,040)**	(2,279)
Mark-to-market value adjustment of the Group's core structural borrowings note (3)	**(231)**	(274)
Economics and other valuation differences note (4)	**(8,264)**	(8,319)
Adjusted total comprehensive equity note II(ii)	**36,660**	37,346
Remove: Shareholders' CSM, net of reinsurance note C3.1	**(21,772)**	(22,379)
Add: Related deferred tax adjustments for the above	**2,604**	2,856
IFRS shareholders' equity	**17,492**	17,823

Notes

(1) The allowance for non-diversifiable non-market risk in EEV comprises a base Group-wide allowance of 50 basis points plus additional allowances for emerging market risk where appropriate.

(2) Includes the Group's share of joint ventures and associates and net of reinsurance.

(3) The Group's core structural borrowings are fair valued under EEV but are held at amortised cost under IFRS.

(4) EEV is calculated using 'real-world' economic assumptions that are based on the expected returns on the actual assets held with an allowance for risk in the risk discount rate. Under IFRS 17, 'risk neutral' economic assumptions are applied with the cash flows discounted using risk free plus liquidity premium (where applicable). Other valuation differences include contract boundaries and non-attributable expenses, which are small.

II(ix) Return on embedded value

To enhance comparability within the markets where we operate the calculation of operating return on embedded value has been adjusted in 2024 to be calculated as EEV operating profit for the year, after non-controlling interests, as a percentage of opening EEV equity, excluding goodwill, distribution rights and other intangibles. Comparatives have been restated accordingly.

	2024* $m	2023 $m
EEV operating profit for the year	**4,828**	4,546
Non-controlling interests' share of EEV operating profit	**(157)**	(20)
EEV operating profit, net of non-controlling interests	**4,671**	4,526
Group EEV (ie excluding goodwill) excluding intangibles, at beginning of year	**38,871**	37,583
Operating return on opening Group EEV excluding intangibles (%)	**12 %**	12 %

* Operating profit and EEV equity are net of the non-controlling interest arising in Malaysia at 1 January 2024 of 49 per cent.

Previously the operating return on embedded value was calculated as the EEV operating profit for the period as a percentage of average EEV basis equity as shown below:

	2024	2023
Operating return on average EEV equity (%)	**10 %**	10 %

Similar to return on embedded value, new business profit over embedded value has been revised to be calculated as the EEV new business profit for the year as a percentage of opening EEV equity for insurance business operations, excluding goodwill, distribution rights and other intangibles attributable to equity holders. Comparatives have been restated accordingly. New business profit is attributed to the shareholders of the Group before deducting the amount attributable to non-controlling interests.

	2024 $m	2023 $m
New business profit	**3,078**	3,125
EEV (ie excluding goodwill) for insurance business excluding intangibles, at beginning of year	**40,390**	37,912
New business profit over opening EEV for insurance business excluding intangibles (%)	**8 %**	8 %

132

II(x) Calculation of free surplus ratio Free surplus ratio is calculated as the total of Group free surplus excluding distribution rights and other intangibles and EEV required capital, divided by EEV required capital. 31 Dec 2024 $m 31 Dec 2023 $m Group free surplus excluding distribution rights and other intangibles 8,604 8,518 EEV required capital 6,410 5,984 Total 15,014 14,502 Free surplus ratio (%) 234% 242 % II(xi) Greater China presence Prudential has a significant footprint in the Greater China region, with businesses in Mainland China (through its holding in CPL), Hong Kong (together with its branch in Macau) and Taiwan. The table below demonstrates the proportion of the Group’s financial measures that were contributed by the Greater China region: Gross premiums earned* New business profit 2024 $m 2023 $m 2024 $m 2023 $m Total Greater China† 13,970 12,859 1,844 1,870 Total Group† 28,265 26,221 3,078 3,125 Percentage of total 49% 49% 60% 60% Comparatives stated on a AER basis * The gross earned premium includes the Group's share of amounts earned from joint ventures and associates as disclosed in note II (vi) above. † Total Greater China represents the amount contributed by the insurance businesses in Hong Kong, Taiwan and the Group's share of the amounts earned by CPL. The Group total includes the Group's share of the amounts earned by all insurance business joint ventures and associates. 133

III Traditional Embedded Value (TEV) basis results page Basis of preparation and TEV results highlights 135 Movement in Group TEV equity 136 Movement in Group free surplus 138 Notes on the TEV basis results 140 1 Analysis of new business profit and TEV for insurance business operations 140 2 Analysis of movement in net worth and value of in-force insurance business operations 141 3 Sensitivity of results for insurance business operations to alternative assumptions 142 4 TEV results for other (central) operations 143 5 Net core structural borrowings of shareholder-financed businesses 144 6 Methodology and accounting presentation 144 7 Assumptions 147 8 Reconciliation of TEV expected transfer of value of in-force business and required capital to free surplus for 20 years 148 9 Other Reconciliations 149 10 Return on embedded value 149 134

Basis of preparation and TEV results highlights Basis of preparation – TEV reporting To increase the comparability of our external reporting to our key peers and to reduce the economic volatility seen in our embedded value reporting, with a view to improving the transparency of underlying growth in new business profit and embedded value, Prudential is expected to convert to TEV in the first quarter of 2025. The purpose of this section is to provide TEV information for FY24 that will appear as the comparatives in the formal 2025 TEV financial statements. No comparatives have been included on this basis. The results have been determined in accordance with the methodology and assumptions set out in notes 6 and 7. All results are stated net of tax and converted using actual exchange rates (AER) unless otherwise stated. These TEV results have been subject to reasonable assurance procedures by the Group’s auditor, EY. TEV results highlights 2024 $m New business profit note (i) 2,464 Annual premium equivalent (APE) sales note (i) 6,202 New business margin (% APE) 40 % Present value of new business premiums (PVNBP) 29,034 Gross operating free surplus generated from in-force insurance and asset management businesses note (i)(ii) 2,666 Net operating free surplus generated from in-force insurance and asset management businesses notes (i)(ii) 1,984 TEV operating profit notes (i)(iii) 4,095 TEV operating profit, net of non-controlling interests 3,970 Operating return on Group TEV (%) note (iv) 14 % Closing Group TEV equity, net of non-controlling interests 34,267 Closing Group TEV equity, net of non-controlling interests per share (in cents) 1,289¢ Notes (i) Results are presented before deducting the amounts attributable to non-controlling interests. 2024 new business and operating results include the contribution from businesses classified as held for sale at 31 December 2024. This presentation is applied consistently throughout this document, unless stated otherwise. (ii) Stated before restructuring and IFRS 17 implementation costs, centrally incurred costs and eliminations. (iii) TEV operating profit is stated after restructuring and IFRS 17 implementation costs, centrally incurred costs and eliminations. (iv) Operating return on Group TEV is calculated as TEV operating profit for the year, after non-controlling interests, as a percentage of opening Group TEV, excluding distribution rights and other intangibles. By definition Group TEV excludes goodwill. 135

Movement in Group TEV equity

	Note	2024 $m Insurance and asset management operations	Other (central) operations	Group total
New business profit	1	2,526	(62)	2,464
Profit from in-force business	2	1,967	–	1,967
Insurance business		4,493	(62)	4,431
Asset management business		275	–	275
Operating profit from insurance and asset management businesses		4,768	(62)	4,706
Change in allowance for corporate expenditure and other central costs incurred in the year	4	–	(414)	(414)
Operating profit (loss) before restructuring and IFRS 17 implementation costs		4,768	(476)	4,292
Restructuring and IFRS 17 implementation costs		(49)	(148)	(197)
Operating profit (loss) for the year		4,719	(624)	4,095
Non-operating results	2	(752)	186	(566)
Profit (loss) for the year		3,967	(438)	3,529
Non-controlling interests share of profit		(85)	–	(85)
Profit (loss) for the year attributable to equity holders of the Company		3,882	(438)	3,444
Foreign exchange movements		(497)	(29)	(526)
Intra-group dividends and investment in operations note (i)		(1,366)	1,366	–
Dividends, net of scrip dividends		–	(552)	(552)
Adjustment to non-controlling interest for Malaysia conventional life business note (ii)		(1,404)	29	(1,375)
New share capital subscribed		–	–	–
Share repurchases/buybacks note (iii)		–	(878)	(878)
Other equity movements note (iv)		169	(186)	(17)
Net increase (decrease) in Group TEV equity		784	(688)	96
Group TEV equity at beginning of year		33,904	267	34,171
Group TEV equity at end of year		34,688	(421)	34,267
Contribution to Group TEV equity:				
At end of year				
Insurance business	2	33,261	–	33,261
Asset management and other	4	691	1,657	2,348
Provision for future central corporate expenditure		–	(2,078)	(2,078)
Group TEV		33,952	(421)	33,531
Goodwill attributable to equity holders		736	–	736
Group TEV equity at end of year		34,688	(421)	34,267

136

Movement in Group TEV equity continued 2024 Group TEV equity per share (in cents) note (v) Insurance and asset management operations Other (central) operations Group total At end of year Based on Group TEV (ie excluding goodwill attributable to equity holders) 1,278¢ (16)¢ 1,262¢ Based on Group TEV equity at end of year 1,305¢ (16)¢ 1,289¢ 2024 TEV basis basic earnings per share note (vi) Before non-controlling interests After non-controlling interests Basic earnings per share $m $m Cents Based on operating profit 4,095 3,970 146.2¢ Based on profit for the year 3,529 3,444 126.9¢ Notes (i) Intra-group dividends represent dividends that have been paid in the year. Investment in operations reflects movements in share capital. (ii) The adjustment to non-controlling interest arises from our Malaysia life entity, Prudential Assurance Malaysia Berhad (PAMB). The non-controlling interest at 31 December 2024 was $1,577 million comprising $1,404 million at 1 January 2024 and $173 million in respect of the movement in 2024. See note D2 of the IFRS financial statements for further details. (iii) The Company completed a share repurchase to offset the dilution from the vesting of awards under employee and agent share schemes in January and June, and the scrip dividend programme in November 2024. The Company also commenced its share buyback programme in June 2024. Further details are provided in note C8 of IFRS basis results. (iv) Other movements include reserve movements in respect of share-based payments, treasury shares and intra-group transfers between operations that have no overall effect on the Group’s shareholders’ equity. (v) Based on the number of issued shares at 31 December 2024 of 2,658 million shares. (vi) Based on weighted average number of issued shares in 2024 of 2,715 million shares, which excludes those held in employee share trusts. 137

Movement in Group free surplus

Operating free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and for our life operations is generally based on (with adjustments as discussed below) the capital regimes that apply locally in the various jurisdictions in which the Group operates. It represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the year. For insurance business, free surplus is generally based on (with adjustments including recognition of certain intangibles and other assets that may be inadmissible on a regulatory basis) the excess of the regulatory basis net assets (TEV total net worth) over the TEV capital required to support the covered business. Adjustments are also made to enable free surplus to be a better measure of shareholders' resources available for distribution. For shareholder-backed businesses, the level of TEV required capital has generally been based on the Group Prescribed Capital Requirements (GPCR) used in our GWS (Group-wide Supervision) as explained in note 6.1(e).

For asset management and other non-insurance business operations (including the Group's central operations), free surplus is taken to be IFRS shareholders' equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime. There is no change in the definition of free surplus upon adoption of TEV, albeit a change in the projection of expected future investment returns has marginally impacted the allocation between operating and non-operating free surplus generation.

		2024 $m		
	Note	Insurance and asset management operations	Other (central) operations	Group total
Expected transfer from in-force business		2,391	–	2,391
Expected return on existing free surplus		288	–	288
Changes in operating assumptions and experience variances		(288)	–	(288)
Operating free surplus generated from in-force insurance business	2	2,391	–	2,391
Asset management business		275	–	275
Gross operating free surplus generated from in-force insurance and asset management businesses		2,666	–	2,666
Investment in new business note (i)	2	(682)	(62)	(744)
		1,984	(62)	1,922
Other expenditure		–	(361)	(361)
Restructuring and IFRS 17 implementation costs		(49)	(148)	(197)
Operating free surplus generated		1,935	(571)	1,364
Non-operating free surplus generated note (ii)		94	229	323
Free surplus generated for the year		2,029	(342)	1,687
Net cash flows paid to parent company note (iii)		(1,383)	1,383	–
Dividends, net of scrip dividends		–	(552)	(552)
Foreign exchange movements		(112)	(29)	(141)
New share capital subscribed		–	–	–
Share repurchases/buybacks		–	(878)	(878)
Other equity movements		184	(203)	(19)
Net increase (decrease) in free surplus before non-controlling interests		718	(621)	97
Adjustment to non-controlling interest for Malaysia conventional life business		(190)	29	(161)
Non-controlling interests' share of free surplus generated		(33)	–	(33)
Balance at beginning of year		6,807	5,648	12,455
Balance at end of year		7,302	5,056	12,358
Representing:				
Free surplus excluding distribution rights and other intangibles		6,226	2,378	8,604
Distribution rights and other intangibles		1,076	2,678	3,754
Balance at end of year		7,302	5,056	12,358

138

Movement in Group free surplus continued 2024 $m Contribution to Group free surplus: Note Insurance and asset management operations Other (central) operations Group total At end of year Insurance business 2 6,611 – 6,611 Asset management and other businesses 691 5,056 5,747 Total at end of year 7,302 5,056 12,358 Notes (i) Free surplus invested in new business primarily represents acquisition costs and amounts set aside for required capital. (ii) Non-operating free surplus generated for other (central) operations represents the post-tax IFRS basis short-term fluctuations in investment returns, the movement in the mark-to-market value adjustment on core structural borrowings that did not meet the qualifying conditions as set out in the Insurance (Group Capital) Rules and the gain or loss on any corporate transactions, if any, undertaken in the period. (iii) Net cash flows to parent company reflect the cash remittances as included in the holding company cash flow at transaction rates. The difference to the intra-group dividends and investment in operations in the movement in Group TEV equity primarily relates to intra-group loans, foreign exchange movements and other non-cash items. 139

Notes on the TEV basis results

1 (i) Analysis of new business profit and TEV for insurance business operations

	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing TEV
	$m	$m	$m	%	%	$m
Mainland China (Prudential's share)	221	464	1,530	48 %	14 %	2,860
Hong Kong	1,091	2,063	10,865	53 %	10 %	13,876
Indonesia	110	262	1,068	42 %	10 %	1,256
Malaysia	105	406	1,731	26 %	6 %	3,254
Singapore	419	870	5,442	48 %	8 %	6,264
Growth markets and other	580	2,137	8,398	27 %	7 %	7,336
Non-controlling interests' share of embedded value						(1,585)
Total insurance business	2,526	6,202	29,034	41 %	9 %	33,261
Less central costs allocated to new business	(62)					
Total Group insurance business	2,464	6,202	29,034	40 %	8 %	

1 (ii) Analysis of new business profit by quarter

New business profit can be analysed by quarter as follows:

	New business profit post central costs (AER)	Annual premium equivalent (APE)	New business margin
	$m	$m	%
Q1 24	545	1,625	34 %
Q2 24	576	1,488	39 %
Q3 24	616	1,527	40 %
Q4 24	730	1,566	47 %
Foreign exchange adjustment	(3)	(4)	–
Total	2,464	6,202	40 %

The above table shows new business profit, APE sales and new business margin for each discrete quarter in 2024. Each quarter is prepared on the basis of economic assumptions at 1 January 2024 (including the long-term economic assumptions as set out in note 7.1) and operating assumptions at the start of each quarter. Each quarter is shown on the basis of average exchange rates for the period concerned. The adjustment at the end of the year is to move new business profit to be based on the average exchange rates for the year in line with how the FY24 TEV basis results have been prepared.

140

2 Analysis of movement in net worth and value of in-force insurance business operations

	2024 $m				
	Free surplus	Required capital	Net worth	Value of in-force business	Embedded value
					note (a)
Balance at beginning of year	6,144	5,984	12,128	20,346	32,474
New business contribution	(682)	712	30	2,496	2,526
Existing business – transfer to net worth	2,391	(142)	2,249	(2,249)	–
Expected return on existing business note (b)	288	249	537	1,829	2,366
Changes in operating assumptions, experience variances and other items note (c)	(288)	(48)	(336)	(63)	(399)
Operating profit before restructuring and IFRS 17 implementation costs	1,709	771	2,480	2,013	4,493
Restructuring and IFRS 17 implementation costs	(21)	–	(21)	–	(21)
Operating profit	1,688	771	2,459	2,013	4,472
Non-operating result note (d)	98	(92)	6	(714)	(708)
Profit for the year	1,786	679	2,465	1,299	3,764
Non-controlling interests share of loss (profit)	(26)	5	(21)	(73)	(94)
Profit for the year attributable to equity holders of the Company	1,760	684	2,444	1,226	3,670
Foreign exchange movements	(92)	(36)	(128)	(340)	(468)
Intra-group dividends and investment in operations	(1,177)	(40)	(1,217)	40	(1,177)
Adjustment to non-controlling interest for Malaysia conventional life business	(190)	(182)	(372)	(1,032)	(1,404)
Other equity movements note (e)	166	–	166	–	166
Balance at end of year	6,611	6,410	13,021	20,240	33,261

(a) Total embedded value

The total embedded value for insurance business operations at the end of each year, excluding goodwill attributable to equity holders, can be analysed further as follows:

	31 Dec 2024 $m
Free surplus	6,611
Required capital	6,410
Net worth	13,021
Value of in-force business before deduction of cost of capital	21,308
Cost of capital	(1,068)
Net value of in-force business	20,240
Embedded value	33,261

(b) Value of in-force business and new business profit split by product type

The value of in-force business and new business profit are split into four broad product categories as follows:

	2024	
	Value of in-force business	New business profit
Product	%	%
Health & protection	46	40
Participating	29	11
Unit-linked	15	5
Other	10	44
Total	100	100

(c) Changes in operating assumptions, experience variances and other items

Overall the total impact of operating assumption changes, experience variances and other items in 2024 was $(399) million, comprising changes in operating assumptions of $(45) million and experience variances and other items of $(354) million.

(d) Non-operating results

The non-operating result comprises short-term fluctuations caused by changes in interest rates and other market movements in the period, the effect of changes in long-term economic assumptions and the impact of corporate transactions, if any, undertaken in the period. The result in the year of $(708) million mainly reflects the effects of a decrease in interest rates in Mainland China and Thailand, the reduction in the long-term risk-free rate for Mainland China by 50 bps (which impacts fund earned rates and the risk discount rate), as well as the effect of interest rate increases in other markets.

(e) Other equity movements

Other equity movements include reserve movements in respect of intra-group loans and other intra-group transfers between operations that have no overall effect on the Group's TEV equity.

141

3 Sensitivity of results for insurance business operations to alternative assumptions (a) Sensitivity analysis – economic assumptions The tables below show the sensitivity of the new business profit and the embedded value for insurance business operations to: – 1 per cent and 2 per cent increases in interest rates and 0.5 per cent decrease in interest rates impacting both long-term and current interest rates used in determining TEV values. This allows for consequential changes in the assumed investment returns for all asset classes, market values of fixed interest assets, local statutory reserves, capital requirements and risk discount rates; – 1 per cent fall in equity and property yields and risk discount rates; – 1 per cent and 2 per cent increases in the risk discount rates; – For embedded value only, 20 per cent fall in the market value of equity and property assets (with no impact on assumed investment returns); and – 5 per cent increase and decrease in foreign exchange rates. The sensitivities shown below are for the impact of instantaneous changes on the embedded value of insurance business operations and include the combined effect on the value of in-force business and net assets (including derivatives within the insurance operations) held at the valuation dates indicated. The results only allow for limited management actions, such as repricing and changes to future policyholder bonuses, where applicable. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown below. In this case, management could also take additional actions to help mitigate the impact of these stresses. No change in the mix of the asset portfolio held at the valuation date is assumed when calculating sensitivities, while changes in the market value of those assets are recognised. The sensitivity impacts are expected to be non-linear. To aid understanding of this non-linearity, impacts of both a 1 per cent and 2 per cent increase to interest rates and risk discount rates are shown. The sensitivities shown below are for illustrative purposes and in reality, the impacts may be different. In the event that illustrated changes in market conditions occur, the effect would be captured in non-operating results. For in-force business, the impact of the market sensitivities below are calculated by reference to end of period assumptions, whereas new business impacts are with reference to beginning of year assumptions. New business profit from insurance business 2024 $m Base value (before central costs)* 2,526 Impact from alternative economic assumptions: Interest rates – 2% increase (59) Interest rates – 1% increase (28) Interest rates – 0.5% decrease 17 Equity and property returns and risk discount rates – 1% decrease 283 Risk discount rates – 2% increase (565) Risk discount rates – 1% increase (311) Foreign exchange rates – 5% increase (68) Foreign exchange rates – 5% decrease 75 New business profit sensitivities vary with changes in business mix and APE sales volumes. Embedded value of insurance business 31 Dec 2024 $m Base value* 33,261 Impact from alternative economic assumptions: Interest rates – 2% increase (3,294) Interest rates – 1% increase (1,682) Interest rates – 0.5% decrease 971 Equity/property market values – 20% fall (1,684) Equity and property returns and risk discount rates – 1% decrease 1,914 Risk discount rates – 2% increase (4,778) Risk discount rates – 1% increase (2,637) Foreign exchange rates – 5% increase (921) Foreign exchange rates – 5% decrease 1,018 * Embedded value includes Africa operations. In the context of the Group, Africa’s results are not materially impacted by the above sensitivities. In order to illustrate the impact of varying specific economic assumptions, all other assumptions are held constant in the sensitivities above and, therefore, the actual changes in embedded value were these economic effects to materialise may differ from the sensitivities shown. (b) Sensitivity analysis – non-economic assumptions The tables below show the sensitivity of the new business profit and the embedded value for long-term business operations to: – 10 per cent proportionate decrease in maintenance expenses (for example, a 10 per cent sensitivity on a base assumption of $10 per annum would represent an expense assumption of $9 per annum); – 10 per cent proportionate decrease in lapse rates (for example, a 10 per cent sensitivity on a base assumption of 5.0 per cent would represent a lapse rate of 4.5 per cent per annum); and – 10 per cent proportionate decrease in base mortality (ie increased longevity) and morbidity rates. 142

Actual changes in operating assumptions would be reported in operating profit. New business profit from insurance business 2024 $m New business profit (before central costs) 2,526 Maintenance expenses – 10% decrease 51 Lapse rates – 10% decrease 131 Mortality and morbidity – 10% decrease 229 Embedded value of insurance business 31 Dec 2024 $m Embedded value 33,261 Maintenance expenses – 10% decrease 313 Lapse rates – 10% decrease 942 Mortality and morbidity – 10% decrease 2,100 4 TEV results for other (central) operations TEV results for the change in allowance for corporate expenditure and other central costs incurred in the year comprises the movement in the provision for recurring central head office expenditure that is not related to the acquisition of new business together with the post-tax IFRS results for other central items such as interest costs on core structural borrowings and other central net investment income and other items. It also includes the actual head office expenditure (before restructuring and IFRS 17 implementation costs) in the year on an IFRS net of tax basis, which is either allocated to new business (if it relates to acquisition costs) or in-force if it is covered by the provision. Certain costs incurred within the head office functions are recharged to the insurance business operations and recorded within the results for those operations. The assumed future expenses within the value of in-force business for insurance business operations allow for amounts expected to be recharged by the head office functions on a recurring basis. The provision for future central corporate expenditure and the actual expenditure in the year excludes such costs. The allowance for the future costs of internal asset management services within the TEV results for insurance business operations excludes the projected future profits generated by any non-insurance entities within the Group in providing those services (ie the TEV for insurance business operations includes the projected future profit or loss from asset management and service companies that support the Group’s covered insurance businesses). The results of the Group’s asset management operations include the current period profit from the management of both internal and external funds, consistent with their presentation within the Group’s IFRS basis reporting. An adjustment is accordingly made to Group TEV operating profit, within the results for other (central) operations, to deduct the expected profit anticipated to arise in the current period in the opening value of in-force business from internal asset management services, such that Group TEV operating profit includes the actual profit earned in respect of the management of these assets. Following the implementation of IFRS 17, a similar adjustment is made in IFRS to eliminate the intra-group profit within the results of central operations. The Group TEV equity for other operations is taken to be IFRS shareholders’ equity, with central Group debt shown on a market value basis offset by the provision for future central corporate expenditure. Free surplus for other operations is taken to be IFRS shareholders’ equity, net of any goodwill attributable to equity holders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group’s capital regime. Under the GWS framework, debt instruments issued at the date of designation which met the transitional conditions set by the Hong Kong IA are included as GWS eligible group capital resources. In addition, debt issued since the date of designation which met the qualifying conditions as set out in the Insurance (Group Capital) Rules are also included as GWS eligible group capital resources. Shareholders’ equity for other (central) operations can be compared across metrics as shown in the table below. 31 Dec 2024 $m IFRS shareholders’ equity 1,426 Mark-to-market value adjustment on central borrowings note 5 231 Provision for future central corporate expenditure (2,078) Group TEV equity (421) IFRS shareholders’ equity 1,426 Mark-to-market value adjustment on central borrowings 231 Debt instruments treated as capital resources 3,399 Free surplus at end of year 5,056 143

5 Net core structural borrowings of shareholder-financed businesses

	31 Dec 2024 $m		
	IFRS basis	Mark-to-market value adjustment	TEV basis at market value
	note (ii)	note (iii)	
Holding company cash and short-term investments note (i)	(2,916)	–	(2,916)
Central borrowings:			
Subordinated debt	2,289	(141)	2,148
Senior debt	1,636	(90)	1,546
Total central borrowings	3,925	(231)	3,694
Net core structural borrowings of shareholder-financed businesses	**1,009**	**(231)**	**778**

Notes

(i) Holding company includes centrally managed Group holding companies and service companies.

(ii) As recorded in note C5.1 of the IFRS consolidated financial statements.

(iii) The movement in the value of core structural borrowings includes redemptions in the year and foreign exchange effects for pounds sterling denominated debts. The movement in the mark-to-market value adjustment can be analysed as follows:

	2024 $m
Mark-to-market value adjustment at beginning of year	(274)
Charge included in the income statement	43
Mark-to-market value adjustment at end of year	(231)

6 Methodology and accounting presentation

6.1 Methodology

The following sets out the Group's methodology for preparing the TEV basis results. In implementing TEV, the Group has retained its operating assumptions and much of the EEV methodology. The changes made are:

- To introduce the use of long-term risk-free rates. For in-force business investment returns generally trend from current to long-term assumptions;
- To increase the risk discount rates, including an implicit allowance for the time value of options and guarantees that was previously calculated explicitly; and
- To reduce TEV for a projection of recurring central head office expenditure and to reduce TEV new business profit for that proportion of recurring actual central head office expenditure considered to be acquisition in nature.

In addition to facilitate discrete quarterly reporting new business profit is determined based on economic assumptions at the start of the year and on operating assumptions at the start of the quarter being reported on. More information on the new business results by quarter are set out in note 1(ii). The 2024 TEV basis results have been prepared using the long-term assumptions set out in note 7.1.

(a) In-scope business

An embedded value (EV) is calculated for each of the Group's in-scope insurance business (including the Group's investments in joint venture and associate insurance business operations). It represents the net worth and the present value of future profits attributable to shareholders from insurance contracts in-force at the end of the reporting year.

The TEV results for the Group's in-scope insurance business are then combined with the post-tax IFRS results of the Group's asset management and other business operations. A provision for future central corporate expenditure that is not recharged or allocated to the insurance business operations is determined and reduces Group TEV equity accordingly. An adjustment is also made to carry the Group's core structural borrowings at market value. The TEV for the life insurance business incorporates the projected margins of attaching internal asset management, as described in note (g) below.

The TEV principles below are applicable to all of the Group's businesses with the exception of its associate ICICI Prudential, which uses the IEV methodology as issued by the Institute of Actuaries of India, consistent with local practice in India. Certain smaller immaterial subsidiaries have also continued to apply 'simplified' EEV principles.

(b) Valuation of in-force and new business

The TEV basis results are prepared incorporating best estimate assumptions, about all relevant factors including, persistency, mortality, morbidity and expenses, as described in note 7.2. These assumptions as well as a long-term view of future investment returns, are used to project future cash flows. The present value of the projected future cash flows is then calculated using a discount rate, which reflects risks associated with the cash flows that are not otherwise allowed for, such as implicit allowance for guarantees. Further information on how the risk discount rate has been set is included in item (h) below.

The total profit that emerges over the lifetime of an individual contract as calculated under the TEV basis is the same as that calculated under the IFRS basis. Since the TEV basis reflects discounted future cash flows, under the TEV methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profit with the efforts and risks of current management actions, particularly with regard to business sold during the year.

144

New business New business premiums reflect those premiums attaching to the in-scope insurance business, including premiums for contracts classified as investment contracts under IFRS 17. New business premiums for regular premium products are shown on an annualised basis in the Group’s new business sales reporting. New business profitability is a key metric for the Group’s management of the development of the business. New business profit represents profit determined by applying operating and economic assumptions that apply at the beginning of the quarter in which business is reported and at the beginning of the year respectively. In addition, new business margins are shown by reference to annual premium equivalent (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of annualised regular premiums on new business written in the period and one-tenth of single premiums. PVNBP is calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions made in determining the TEV new business profit. New business profit is determined using long-term investment return assumptions, with the exception of certain business (principally single premium business) which trends from current investment returns to long-term investment returns over time. The risk discount rates applied to new business reflect the risks attaching to business sold in the period and may differ to those of the opening in-force business. (c) Cost of capital A charge is deducted from the embedded value for the cost of locked-in required capital supporting the Group’s insurance business. The cost is the difference between the nominal value of the capital held and the discounted value of the projected releases of this capital, allowing for post-tax investment earnings on the capital. The TEV results are affected by the movement in this cost from period to period, which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off. Where required capital is held within a with-profits long-term fund, the value placed on surplus assets within the fund is already adjusted to reflect its expected release over time and so no further adjustment to the shareholder position is necessary. (d) Investment return assumptions Risk-free rates (RFRs) and fund earned rates (FERs) are set with reference to a long-term ‘passive’ view of the investment outlook ie on a long-term basis rather than being updated at each valuation date according for changes in interest rates over the period. Equity and property return assumptions are set in relation to the long-term return on 10-year government bonds, with allowance for the internal view of risk premium for each currency. We also use our assumed long-term, risk-free rates in calibrating risk discount rates (see (h) below). To derive investment returns for in-force business, we trend from current observable rates over time to these assumed long-term, risk-free rates (‘passive basis’), for VIF. Whereas for NBP we apply long-term rates throughout, with some exceptions, for example single premium business. (e) Level of required capital and net worth In general net worth and required capital are set with reference to the applicable local statutory regime, with the level of required capital set based on the GWS capital at Group Prescribed Capital Requirement (GPCR) level. In certain circumstances where updates to the local statutory regime are imminent (ie due to be effective within 12 months) and specific conditions are met, the net worth and required capital may be set with reference to these prospective local statutory rules for TEV reporting. At 31 December 2024 all amounts were based on regulatory reporting effective at that date. For shareholder-backed businesses, the level of required capital has been based on the relevant GPCR. – For Mainland China, the level of required capital follows the approach for embedded value reporting issued by the China Association of Actuaries (CAA) reflecting the C-ROSS regime. The CAA has started a project to assess whether any changes are required to the embedded value guidance in Mainland China given changes in regulatory rules, regulations and the external market environment since the standard was first issued. To date, no outcomes have been proposed by the CAA and accordingly no changes have been made by Prudential to it approach to embedded value reporting for Mainland China. At such time that there is a new basis, Prudential will consider the effect of proposals. – For Hong Kong business, the HK RBC framework requires liabilities to be valued on a best estimate basis and capital requirements to be risk based. Adjustments are made to TEV free surplus to better reflect how the business is managed. For example TEV free surplus excludes regulatory surplus that arises where HK RBC technical provisions are lower than policyholder asset shares. In addition, for participating business, the HK RBC regime recognises the value of future shareholder transfers on an economic basis as available capital with an associated required capital. Within TEV, the shareholder value of participating business continues to be recognised as VIF with no recognition within free surplus and no associated required capital. – For Singapore life operations, the level of net worth and required capital is based on the Tier 1 capital position under the risk-based capital framework (RBC2), which removes certain negative reserves permitted to be recognised in the full RBC2 regulatory position applicable to the Group’s GWS capital position, in order to better reflect free surplus and its generation. (f) With-profits business and the treatment of the estate For the Group’s relevant operations, the proportion of surplus allocated to shareholders from the with-profits funds has been based on the applicable profit distribution between shareholders and policyholders. The TEV methodology includes the value attributed to the shareholders’ interest in the residual estate of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. As required, adjustments are also made to reflect any capital requirements for with-profits business in excess of the capital resources of the with-profits funds. 145

(g) Internal asset management The insurance business TEV includes the projected future profit from asset management and service companies that support the Group’s in-scope insurance businesses. The results of the Group’s asset management business operations include the current period profit from the management of both internal and external funds. The TEV results for other (central) operations is adjusted to deduct the expected profit anticipated to arise in the current period in the opening VIF from internal asset management and other services. This deduction is on a basis consistent with that used for projecting the results for in-scope insurance business. Accordingly, Group operating profit includes the actual profit earned in respect of the management of these assets. (h) Allowance for risk and risk discount rates Under TEV, discount rates used to determine the present value of expected future cash flows are set by reference to risk-free rates plus a risk premium. The risk-free rates are largely based on a long-term passive view of local government bond yields. The risk premium reflects any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation as well as market risk, including an implicit allowance for the time value of options and guarantees. The risk premium is set to be at least equal to the equity risk premium relevant to each currency within each business unit and for smaller entities takes into consideration the stage of development of the business. The equity risk premium is used irrespective of the strategic asset allocation of the business, which, as well as equities, will include government and corporate bonds, with the higher allowance implicitly covering credit risk. The risk discount rates applied to the in-force business at 31 December 2024 are set out in note 7.1. (i) Allowance for corporate expenditure A deduction has been made from Group TEV equity for the present value of future unallocated central corporate expenditure, representing the recurring expenses incurred by the central head office which are not recharged to the business units. These recurring expenses exclude interest costs on core borrowings, net investment return and similar items. This provision is determined by allocating recurring central corporate expenditure between acquisition and maintenance expenses based on the underlying activity of the functions giving rise to the expenditure. Acquisition costs are deducted from new business profit. Maintenance costs are projected forward for the next 20 years, taking account of the Group’s three year business plan with the present value being deducted from Group TEV. The present value of the corporate expenditure is derived with reference to the Hong Kong risk discount rate. (j) Foreign currency translation Foreign currency profits and losses have been translated at average exchange rates for the period. Foreign currency transactions are translated at the spot rate prevailing at the date of the transactions. Foreign currency assets and liabilities have been translated at closing exchange rates. The principal exchange rates are shown in note A1 of the Group IFRS consolidated financial statements. (k) Taxation In determining the post-tax profit for the period for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected future cash flows to determine the value of in-force business are calculated using tax rates that have been announced and substantively enacted by the end of the reporting period. Several jurisdictions either have implemented, or are in the process of implementing, the OECD’s Pillar Two tax rules, which include a global minimum tax and a domestic minimum tax with a rate of 15 per cent. These tax rules, when effective, are not expected to have a material impact on the Group TEV in the periods where the actual investment returns are in line with or below the expected long-term rates of return. 6.2 Accounting presentation (a) Analysis of post-tax profit To the extent applicable, the presentation of the TEV profit or loss for the period is consistent with the classification between operating and non-operating results that the Group applies for the analysis of IFRS results. Operating results are determined as described in note (b) below and incorporate new business profit (6.1(b)), expected return on existing business (6.2(c)), routine review of operating assumptions (6.2(d)) and what expected experience is in reality (6.2(e)). In addition, operating results include the effect of changes in tax legislation, unless these changes are one-off and structural in nature, or primarily affect the level of projected investment returns, in which case they are reflected as a non-operating result, which comprises short-term fluctuations caused by changes in interest rates and other market movements in the period, the effect of changes in long-term economic assumptions, mark-to-market movements and the impact of corporate transactions, if any, undertaken in the period. The Group believes that operating profit, as adjusted for these non-operating items, better reflects underlying performance. Investment returns included in operating profit For the investment element of the assets covering the total net worth of insurance business, investment returns are recognised in operating results at the expected long-term rates of return. These expected returns are calculated by reference to the asset mix of the portfolio. (b) Expected return on existing business Expected return on existing business comprises the expected unwind of discounting effects on the opening value of in-force business and required capital and the expected return on existing free surplus. The unwind of discount and the expected return on existing free surplus are determined based on economic assumptions at the start of the year but allow for changes in operating assumptions in the period (ie opening value is adjusted for the effect of changes in operating assumptions during the period). The expected return on net worth is based on long-term investment returns. 146

(c) Effect of changes in operating assumptions

Operating profit includes the effect of changes to operating assumptions on the value of in-force business at the beginning of the reporting period. For presentational purposes the effect of changes is delineated to show the effect on the opening value of in-force business as operating assumption changes, with the experience variances subsequently being determined by reference to the assumptions at the end of the reporting period, as discussed below.

New business reflects operating assumptions in place at the start of the quarter in which the new business is recorded. Operating profit includes the effect of changes to these operating assumptions on the reported new business profit for the period.

(d) Operating experience variances

Operating profit includes the effect of experience variances on operating assumptions, such as persistency, mortality, morbidity, expenses and other factors, which are calculated with reference to the assumptions at the end of the reporting period.

(e) Effect of changes in economic assumptions

Movements in the value of in-force business at the beginning of the year caused by changes in economic assumptions, are recorded in non-operating results.

7 Assumptions

7.1 Principal in-force economic assumptions

The TEV results for the Group's in-force business are determined using economic assumptions where both the risk discount rates and long-term expected rates of return on investments are set with reference to the Group's view of long-term risk-free rates of return. These long-term risk-free rates are the same as those used in our determination of IFRS operating profit. The existing framework is used to derive these and includes assessing historical data, forward looking economic views around real rates, inflation and outlooks from central banks. Risk discount rates are determined by adding a country specific risk premium to the risk-free rate to make allowance for the risk profile of the business. The risk premium is at least as large as the equity risk premium. Long-term expected returns on equity and property assets and corporate bonds are derived by adding a risk premium to the risk-free rate based on the Group's long-term view. Additionally, when determining TEV, current risk-free rate, trend to the long-term risk-free rate over time when projecting investment returns.

In-force assumptions at 31 December 2024	Current market 10-year government bond yield %	Long-term 10-year government bond yield %	Risk premium %	In-force risk discount rate %	Equity risk premium (geometric) %
Mainland China	1.7	2.9	6.0	8.9	4.0
Hong Kong note (i)	4.7	3.2	4.5	7.7	3.5
Indonesia	7.2	6.3	6.3	12.6	4.3
Malaysia	3.9	3.9	4.0	7.9	3.5
Philippines	6.2	5.8	6.3	12.1	4.3
Singapore	2.9	2.7	4.0	6.7	3.5
Taiwan note (i)	4.7	3.2	3.5	6.7	3.5
Thailand	2.3	4.6	4.3	8.9	4.3
Vietnam	2.8	5.8	5.3	11.1	4.3
Total weighted average notes (ii)(iii)	4.1	3.7	4.4	8.1	3.6

Notes

(i) For Hong Kong and Taiwan, the assumptions shown are for US dollar denominated business. For other businesses, the assumptions shown are for local currency denominated business.

(ii) Total weighted average assumptions have been determined by weighting each business's assumptions by reference to the TEV basis closing net value of all in-force in-scope businesses.

(iii) Expected long-term inflation assumptions at 31 December 2024 range from 1.5 per cent to 4.3 per cent.

147

7.2 Operating assumptions

Best estimate assumptions are used for projecting future cash flows, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain. Where experience is expected to be adverse over the short term, a provision may be established.

(a) Demographic assumptions

Persistency, mortality and morbidity assumptions are based on an analysis of recent experience and reflect expected future experience. When projecting future cash flows for medical reimbursement business that is repriced annually, explicit allowance is made for expected future premium inflation and separately for future medical claims inflation.

(b) Expense assumptions

Expense levels, including those of the service companies that support the Group's insurance business, are based on internal expense analysis and are appropriately allocated to acquisition of new business and renewal of in-force business. For mature business, it is Prudential's policy not to take credit for future cost reduction programmes until the actions to achieve the savings have been delivered. Expense overruns are reported where these are expected to be short-lived, including businesses that are growing rapidly or are sub-scale.

Expenses comprise costs borne directly and costs recharged or allocated from the Group head office functions in London and Hong Kong that are attributable to the insurance business. The assumed future expenses for the insurance business allow for amounts expected to be recharged or allocated by the head office functions.

Corporate expenditure included within the TEV results of other (central) operations, comprises expenditure of the Group head office functions in London and Hong Kong that is not recharged or allocated to the insurance or asset management business operations, primarily for corporate-related activities that are charged as incurred, together with restructuring and IFRS 17 implementation costs incurred across the Group. Further explanation of how central costs are allowed for within TEV are discussed in note 4 and 6.1 (i).

Tax rates

The assumed long-term effective tax rates for operations reflect the expected incidence of taxable profit or loss in the projected future cash flows as explained in note 6.1(k). The local standard corporate tax rates applicable are as follows:

	%
Mainland China	25.0
Hong Kong	16.5% on 5% of premium income
Indonesia	22.0
Malaysia	24.0
Philippines	25.0
Singapore	17.0
Taiwan	20.0
Thailand	20.0
Vietnam	20.0

8 Reconciliation of TEV expected transfer of value of in-force business and required capital to free surplus for 20 years

The table below shows how the TEV value of in-force business (VIF) and the associated required capital for long-term insurance business operations are projected as emerging into free surplus over the next 20 years as estimated at end of 31 December 2024. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so are subject to the same assumptions and sensitivities used to prepare our 2024 results. It includes 100 per cent of the Group's Malaysia Conventional Life business.

	2024	2025	2026	2027	2028	2029	2030 - 2044	Total for next 20 years
	$m	$m	$m	$m	$m	$m	$m	$m
2023 expected free surplus generation for years 2024 to 2043	2,359	2,358	2,348	2,324	2,216	2,154	27,291	41,050
Less: Amounts expected to be realised in the current year	(2,359)	–	–	–	–	–	–	(2,359)
Add: Expected free surplus to be generated in year 2044 (excluding 2024 new business)	–	–	–	–	–	–	1,802	1,802
Foreign exchange differences	–	(42)	(40)	(37)	(34)	(32)	(330)	(515)
New business	–	361	262	273	239	236	3,166	4,537
Operating, non-operating and other movements	–	31	58	62	16	48	(1,308)	(1,093)
2024 expected free surplus generation for years 2025 to 2044	–	2,708	2,628	2,622	2,437	2,406	30,621	43,422

148

9 Other reconciliations (a) Reconciliation between TEV new business profit and IFRS new business CSM 2024 $m TEV new business profit (before central costs) 2,526 Economics and other note (i) (217) New rider sales note (ii) (59) Related tax on IFRS new business CSM note (iii) 346 IFRS new business CSM 2,596 Notes (i) TEV is calculated using ‘real-world’ long-term economic assumptions that are based on the expected returns on the actual assets held with an allowance for risk in the risk discount rate. Under IFRS 17, ‘risk neutral’ economic assumptions are applied with assets assumed to earn, and the cash flows discounted at, risk free plus liquidity premium (where applicable). (ii) Under TEV, new business profit arising from additional or new riders attaching to existing contracts, product upgrades and top-ups are reported as current period new business profit. Under IFRS 17 reporting, new business profit from such rider sales and upgrades are required to be treated as experience variances of the existing contracts. (iii) IFRS 17 new business CSM is gross of tax, while TEV new business profit is net of tax. Accordingly, the related tax that on the IFRS 17 new business CSM is added back. All of the other reconciling items in the table have been presented net of related taxes. (b) Reconciliation between TEV equity and IFRS shareholders' equity TEV equity and IFRS 17 adjusted equity both represent measures of shareholders’ net assets and future profits from the in-force book but use different economic bases. Both measures use consistent best-estimate operating assumptions and exclude any future new business. TEV uses a passive economic basis that reflects real-world return expectations within the investment returns and an appropriate allowance for market risk embedded within the discount rate. In contrast, IFRS uses an active market-consistent basis with the same economic assumptions used for projecting and discounting cash flows. The table below shows the reconciliation of TEV equity and IFRS shareholders’ equity at the end of the periods: 31 Dec 2024 $m Group TEV equity 34,267 Mark-to-market value adjustment of the Group's core structural borrowings note (i) (231) Provision for future central corporate expenditure 2,078 Economics and other valuation differences note (ii) 546 Adjusted shareholders’ equity 36,660 Remove: Shareholders’ CSM, net of reinsurance (see note C3.1 to the IFRS financial statements) (21,772) Add: Related deferred tax adjustments for the above 2,604 IFRS shareholders’ equity 17,492 Notes (i) The Group’s core structural borrowings are fair valued under TEV but are held at amortised cost under IFRS. (ii) TEV is calculated using ‘real-world’ long-term economic assumptions that are based on the expected returns on the actual assets held with an allowance for risk in the risk discount rate. Under IFRS 17, ‘risk neutral’ economic assumptions are applied with the cash flows discounted using risk free plus liquidity premium (where applicable). Other valuation differences include contract boundaries and non-attributable expenses which are small. 10 Return on embedded value The calculation of operating return on embedded value is calculated as TEV operating profit for the year, after non-controlling interests, as a percentage of opening Group TEV equity, excluding goodwill, distribution rights and other intangibles. 2024* $m TEV operating profit for the year 4,095 Non-controlling interests' share of TEV operating profit (125) TEV operating profit, net of non-controlling interests 3,970 Group TEV (ie excluding goodwill) excluding intangibles, at beginning of year 28,120 Operating return on opening Group TEV excluding intangibles (%) 14% * Operating profit and Group TEV are net of the non-controlling interest arising in Malaysia at 1 January 2024 of 49 per cent. New business profit over embedded value is calculated as the TEV new business profit for the year as a percentage of opening TEV for insurance business operations (ie excluding goodwill) less distribution rights and other intangibles attributable to equity holders. New business profit is before deducting the amount attributable to non-controlling interests. 2024 $m New business profit 2,464 TEV (ie excluding goodwill) for insurance business excluding intangibles, at beginning of year 31,336 New business profit over opening TEV for insurance business excluding intangibles (%) 8% 149

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 20 March 2025	PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ Ben Bulmer
Name: Ben Bulmer
Title: Chief Financial Officer

150